Exemption No 82-3838

SEC MAIL PROCESSING
RECEIVED
OCT 2 0 2006
WASH. D.C. 213 SECTION

SUPPL

SIMS|GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630

16 October 2006

Company Announcements Office
Australian Stock Exchange Ltd
Level 6
20 Bridge Street
Sydney NSW 2000

06018087

Dear Sirs,

**Sims Group Limited - Dividend Reinvestment Plan ("DR**

Sims Group advises that the Allocation Price to apply to the DRP for the fiscal 06 final dividend payable on 20 October 2006 is $20.91.

PROCESSED
NOV 0 7 2006
THOMSON
FINANCIAL

Yours faithfully,
Sims Group Limited

F. Moratti

**Frank Moratti**
**Company Secretary**

Exemption No 82-3838

SIMS GROUP

**ASX & MEDIA RELEASE** **(ASX CODE: SGM)** **16 OCTOBER, 2006**

## SIMS RECYCLING SOLUTIONS ANNOUNCES THE ACQUISITION OF METALL+ RECYCLING GmbH, EXPANDING INTO GERMANY AND EXTENDING ITS PAN-EUROPEAN COVERAGE

Sims Recycling Solutions, the e-recycling Division of Sims Group has expanded its physical infrastructure in Europe with the acquisition of Metall+ Recycling GmbH (M+R), one of Germany's most innovative recycling specialists.

Sims Group's Chief Executive, Jeremy Sutcliffe said, "M+R is a specialist recycler of electrical and electronic equipment and a processor of non ferrous metals produced as a by-product of conventional scrap metal shredding plants. It utilises unique technology to maximise the recovery of metallic and non-metallic materials, and recycles over 100,000 tonnes annually. This acquisition is consistent with the Group's objective to grow its Recycling Solutions Division globally and establish itself as the world's leading e-recycler."

Graham Davy, Managing Director for Sims Recycling Solutions (SRS) in Europe and North America commented, "We are delighted to welcome M+R into our business. M+R delivers exceptional procurement, technical, marketing and processing synergies and will be rapidly integrated into our existing European business. Our enlarged footprint will enable us to better service our growing international client base. Our immediate post-deal objective is to utilise our combined technical know how to install a pioneering plastics separation plant at M+R's Bergkamen site to deliver further value added for our businesses in Europe."

Sims is already Europe's leading integrated e-recycler spanning the complete range of service offering under the WEEE Directive, from asset recovery services through to end of life electrical and electronic recycling, plastics separation and CRT glass recycling.

*Sims Group's core business is metal recycling, with an emerging business in recycling solutions. Headquartered in Australia, Sims earns around 70 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 3,300 employees, annual turnover of A$3.8 billion and is listed on the Australian Stock Exchange (ASX CODE: SGM)*

***For further information contact:***

*Jeremy Sutcliffe*
*Group Chief Executive*
*Sims Group Limited*
*41 McLaren Street*
*North Sydney NSW 2060*
*Australia*

ABN 69 114 838 630

*Phone: +61 2 9956 9180*

*Graham Davy*
*Managing Director*
*Sims Recycling Solutions*
*Long Marston,*
*Warwickshire CV37 8AQ*
*United Kingdom*

*Phone: +44 1789 720 431*

October 18, 2006

SEC Headquarters
100 F Street, N.E.
Washington DC 20549

RECEIVED
OCT 20 2006
213
WASH. DC SECTION

**SIMS**|GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630

Ladies and Gentlemen:

**Re: Sims Group Limited - Exemption No 82-3838**

On behalf of Sims Group Limited (the "Company"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the following documents of the Company are being furnished herewith:

2006 Annual Report (bound and unbound copies)
Notice of AGM
Dividend Reinvestment Plan
Acquisition of Metall & Recycling GmbH
Full Year Accounts
Becoming a substantial holder from AXA
Organisational announcement
Change of Director's Interest Notice
Change in substantial holding from PPT

The information provided in this letter and the documents attached hereto is being furnished and will not be deemed to be "filed" for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of such section, nor will such information or exhibit be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing. Any questions or comments with respect to the documents furnished herewith should be directed to the undersigned at (+61 2) 9956 9117.

Yours sincerely,

F. Moratti

**Frank Moratti**
**Company Secretary**

Exemption No 82-3838

SIMS|GROUP
**Sims Group Limited**
ACN 114 838 630

**All Correspondence to :**
Computershare Investor Services Pty Limited
GPO Box 7045 Sydney
New South Wales 2001 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 2 8235 8150
www.computershare.com

16 October 2006



Dear Shareholder

I have pleasure in inviting you to attend the 2006 Annual General Meeting of Sims Group Limited to be held in the James Cook Ballroom, Hotel Inter-Continental, 117 Macquarie Street, Sydney NSW on Friday 17 November 2006 at 11:00am. Enclosed is the Notice of Annual General Meeting which sets out the items of business to be considered.

If you are attending, please bring this letter with you to facilitate registration into the meeting.

If you are unable to attend the meeting, you are encouraged to complete the enclosed proxy form. The proxy form should be returned in the envelope provided so that it is received no later than 48 hours before the commencement of the meeting.

Corporate shareholders will be required to complete a "Certificate of Appointment of Representative" to enable a person to attend on their behalf. A form of this certificate may be obtained from the Company's share registry.

A copy of the address to be given by each of the Chairman and the Group Chief Executive at the meeting will be available for viewing and downloading from the Company's website at www.sims-group.com, following the meeting. You may also request a copy from the Company.

I look forward to your attendance at the meeting.

Yours sincerely

F. Moratti

Frank Moratti
Company Secretary

**SIMS|GROUP**

**Sims Group Limited**
ACN 114 838 630

# Proxy Form

**All correspondence to:**
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
VIC 8060 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2118
www.computershare.com

Mark this box with an 'X' if you have made any changes to your address details (see reverse) [X]

## Appointment of Proxy

I/We being a member/s of Sims Group Limited and entitled to attend and vote hereby appoint

[X] the Chairman of the Meeting (mark with an 'X') **OR** [ ] If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Sims Group Limited to be held at the James Cook Ballroom, Hotel Inter-Continental, 117 Macquarie Street, Sydney NSW on Friday 17 November 2006 at 11.00am and at any adjournment of that meeting.

☞ [X] **IMPORTANT: FOR ITEM 4 BELOW**
If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Item 4 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of that item and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 4 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of Item 4.

## Voting directions to your proxy - please mark [X] to indicate your directions

| | | For | Against | Abstain* |
|---|---|---|---|---|
| 2.1 | To re-elect Mr Paul Mazoudier as a Director | | | |
| 2.2 | To re-elect Mr Michael Feeney as a Director | | | |
| 2.3 | To re-elect Dr Robert Every as a Director | | | |
| 2.4 | To re-elect Mr John Neu as a Director | | | |
| 2.5 | To re-elect Mr Paul Varello as a Director | | | |

| | | For | Against | Abstain* |
|---|---|---|---|---|
| 3 | Appointment of Auditor | | | |
| 4 | Remuneration of Non-Executive Directors | | | |
| 5 | Amendment of the terms of the grant of equity performance rights to Mr Jeremy Sutcliffe | | | |
| 6 | Remuneration Report | | | |

**In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of the other items of business.**

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

## PLEASE SIGN HERE

**This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.**

| Individual or Securityholder 1 | Securityholder 2 | Securityholder 3 |
|---|---|---|
| | | |
| Sole Director and Sole Company Secretary | Director | Director/Company Secretary |

**In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.**

**Contact Name** ______ **Contact Daytime Telephone** ______ **Date** / /

SGM 19PR 013520 - V3

# How to complete the Proxy Form

## 1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

## 2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

## 3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

## 4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

## 5 Signing Instructions

You must sign this form as follows in the spaces provided:

| | |
|---|---|
| Individual: | where the holding is in one name, the holder must sign. |
| Joint Holding: | where the holding is in more than one name, all of the securityholders should sign. |
| Power of Attorney: | to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it. |
| Companies: | where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place. |

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com.**

## Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 11.00am on Friday 17 November 2006. Any Proxy Form received after that time will not be valid for the scheduled meeting.

**Documents may be lodged using the reply paid envelope or:**

| | |
|---|---|
| IN PERSON | Registered Office - Level 6, 41 McLaren Street, North Sydney NSW 2060 Australia |
| | Share Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia |
| BY MAIL | Registered Office - Level 6, 41 McLaren Street, North Sydney NSW 2060 Australia |
| | Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne VIC 8060 Australia |
| BY FAX | 61 3 9473 2118 |



SIMS GROUP

SIMS GROUP LIMITED

ACN 114 838 630

# NOTICE OF 2006 ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of the shareholders of Sims Group Limited will be held in the James Cook Ballroom, Hotel Inter-Continental, 117 Macquarie Street, Sydney NSW on Friday 17 November 2006 at 11:00am.

# 2 BUSINESS

### 1. Accounts and Reports

To receive and consider the financial statements of the Company and its controlled entities for the year ended 30 June 2006 and the related Directors' Report, Directors' Declaration and Auditor's Report.

### 2. Re-election of Directors

#### 2.1 Mr Paul Mazoudier

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That Mr Paul Mazoudier, a Non-Executive Director retiring in accordance with the Company's Constitution, being eligible, is re-elected as a Non-Executive Director of the Company."

#### 2.2 Mr Michael Feeney

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That Mr Michael Feeney, a Non-Executive Director retiring in accordance with the Company's Constitution, being eligible, is re-elected as a Non-Executive Director of the Company."

#### 2.3 Dr Robert Every

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That Dr Robert Every, a Non- Executive Director appointed by the Directors on 24 October 2005 pursuant to clause 19.4(a) of the Company's Constitution and retiring in accordance with the Constitution, being eligible, is re-elected as a Non-Executive Director of the Company."

#### 2.4 Mr John Neu

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That Mr John Neu, an Executive Director appointed by the Directors on 31 October 2005 pursuant to clause 19.4(a) of the Company's Constitution and retiring in accordance with the Constitution, being eligible, is re-elected as an Executive Director of the Company."

#### 2.5 Mr Paul Varello

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That Mr Paul Varello, a Non-Executive Director appointed by the Directors on 31 October 2005 pursuant to clause 19.4(a) of the Company's Constitution and retiring in accordance with the Constitution, being eligible, is re-elected as a Non-Executive Director of the Company."

### 3. Appointment of Auditor

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That PricewaterhouseCoopers, having consented to act, be appointed auditor of the Company."

### 4. Remuneration of Non-Executive Directors:

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That in accordance with clause 21.1(a) of the Company's Constitution, the maximum aggregate Remuneration which may be paid to Directors (other than Executive Directors) is increased by $500,000 from $1,000,000 to $1,500,000 per annum."





**5. Amendment of the terms of the grant of equity performance rights to Mr Jeremy Sutcliffe**

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That the terms of the grant by Sims Group Limited of equity performance rights to Mr Jeremy Sutcliffe be amended as more particularly described in the Explanatory Memorandum to this Notice of Meeting."

**6. Remuneration Report**

To consider and, if thought fit, pass the following resolution as an advisory resolution:

"That the Remuneration Report for the year ended 30 June 2006 (as set out in the Directors' Report) is adopted."

**By order of the Board**

F. Moratti

Frank Moratti
Company Secretary
16 October 2006

# VOTING EXCLUSION STATEMENT



The Company will disregard any votes cast on resolution 4 by the directors and any associates of the directors.

However, the Company need not disregard such a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

The Company will disregard any votes cast on resolution 5 by Mr Jeremy Sutcliffe (Executive Director) and any associates of Mr Jeremy Sutcliffe.

However, the Company need not disregard such a vote if:

- it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
- it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

**Voting Entitlements**

For the purpose of the Corporations Act, the Company has determined that all securities of the Company that are quoted securities at 7.00pm Australian Eastern Standard Time on Wednesday 15 November 2006 will be taken, for the purpose of the Meeting, to be held by the persons who held them at the time.

**Proxies**

A shareholder has the right to appoint a proxy, who need not be a shareholder of the Company. If a shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the percentage of votes each proxy is appointed to exercise. The Proxy Form must be deposited at the share registry of the Company, Computershare Investor Services Pty Limited, located at Level 2, 60 Carrington Street, Sydney NSW 2000 (or by mail to GPO Box 242 Melbourne VIC 8060) or at the Company's Registered Office, Level 6, 41 McLaren Street, North Sydney NSW 2060 (or by mail to GPO Box 4155 Sydney NSW 2001), or by facsimile to Computershare on (03) 9473 2118 or to the Company on (02) 9954 9680.





**Resolution 2 in relation to re-election of Directors**

**Paul Mazoudier BA, LLB (Hons) (age 64)**
Paul Mazoudier retires by rotation and, being eligible, offers himself for re-election as an Independent Non- Executive Director.

Paul Mazoudier was appointed to the Board in 1991 and has been Chairman of the Company since 1999. He is Chairman of the Remuneration Committee and Nomination Committee and a member of the Safety, Health, Environment & Community Committee and Risk & Audit Committee. He was formerly an executive director of Sims Consolidated (1974-79) and a former partner and NSW Chairman of Minter Ellison, lawyers. He is a Director of HPAL Limited.

The Directors (with Mr Mazoudier abstaining) recommend you vote in favour of this resolution.

**Michael Feeney B. Com (Marketing) (age 60)**
Michael Feeney retires by rotation and, being eligible, offers himself for re-election as an Independent Non- Executive Director.

Michael Feeney was appointed to the Board in 1991. He is Chairman of the Risk & Audit Committee and a member of the Remuneration Committee and Nomination Committee. He was formerly Finance and Strategy Director for Philip Morris, Executive Director Strategy and Corporate Affairs for Elders IXL and Executive Director Corporate Strategy of Elders Resources NZFP. He is a board member Collins Partners Corporate Advisory.

The Directors (with Mr Feeney abstaining) recommend you vote in favour of this resolution.

**Robert Every B.Sc., PhD (Metallurgy) (age 61)**
Robert Every was appointed by the Directors as an Independent Non-Executive Director on 24 October 2005 and retires as required by clause 19.4(b) of the Company's Constitution and, being eligible, offers himself for re-election as an Independent Non- Executive Director.

Robert Every is Chairman of the Safety, Health, Environment & Community Committee and is a member of the Finance & Investment Committee. He holds a Bachelor of Science degree and a PhD in Metallurgy. He was most recently Managing Director and Chief Executive Officer of OneSteel Limited and Chairman of Steel and Tube Holdings Limited in NZ and, before that, was President of BHP Steel. He is a Director of Iluka Resources Limited and Wesfarmers Limited.

The Directors (with Dr Every abstaining) recommend you vote in favour of this resolution.

**John Neu BA, LLB (age 68) - Vice Chairman**
John Neu was appointed by the Directors as an Executive Director on 31 October 2005 and retires as required by clause 19.4(b) of the Company's Constitution and, being eligible, offers himself for re-election as an Executive Director.

John Neu is a member of the Safety, Health, Environment & Community Committee, Finance & Investment Committee and Nomination Committee. He is a graduate of Cornell University, Harvard Law School, and Harvard Business School's Advanced Management Program. In 1964, he joined Hugo Neu Corporation and held various management and officer positions before being appointed CEO in 1985. He is on the board of the Liberty Humane Society and is actively involved in a number of community and environmental organizations, including the New York/New Jersey Baykeeper and Edison Wetlands Association.

The Directors (with Mr Neu abstaining) recommend you vote in favour of this resolution.

**Paul Varello BCE (Civil Engineering) (age 63)**
Paul Varello was appointed by the Directors as an Independent Non-Executive Director on 31 October 2005 and retires as required by clause 19.4(b) of the Company's Constitution and, being eligible, offers himself for re-election as an Independent Non- Executive Director.

Paul Varello is a member of the Risk & Audit Committee and Remuneration Committee. He is President and CEO of Commonwealth Engineering and Construction of Houston, Texas. Prior to founding Commonwealth in 2003, he was Chairman and CEO of American Ref-Fuel Company. In addition, he spent 25 years in the engineering and construction industry. He has a Bachelor's degree in Civil Engineering from Villanova University and is a graduate of Harvard Business School's Advanced Management Program. He is a registered professional engineer and a member of the American Society of Civil Engineers and the American Institute of Chemical Engineers. He is a Director of the publicly held Ryland Group, one of the largest homebuilders in the US.

The Directors (with Mr Varello abstaining) recommend you vote in favour of this resolution.

**Resolution 3 in relation to appointment of Auditor**

In accordance with s327B (1) of the *Corporations Act 2001*, a public company must appoint an auditor of the company at its first Annual General Meeting. Following the incorporation of the new Sims Group Limited and completion of the merger with the recycling operations of Hugo Neu Corporation on 31 October 2005 ('Merger'), the Company wishes to appoint PricewaterhouseCoopers, who have consented to act, as auditor of the Company.

The Directors recommend you vote in favour of this resolution.

**Resolution 4 in relation to the Remuneration of Non-Executive Directors**

Clause 21.1 (a) of the Company's Constitution provides that, subject to clause 21.3 of the Constitution and the Listing Rules, the Company in general meeting may from time to time determine the maximum aggregate cash remuneration ('Remuneration') to be paid to the Directors for services rendered as Directors. Until a different amount is determined, the Remuneration is $1,000,000 per annum. Remuneration excludes any remuneration payable to any Director under any executive service contract with the Company or a Related Body Corporate.

Clause 21.3 (c) of the Company's Constitution provides the total Directors' fees payable to Directors must not be increased without the Members in general meeting first giving their approval. Further, Australian Stock Exchange Listing Rule 10.17 provides that a listed company must not, without shareholder approval, increase the total amount of Non-Executive Directors' fees.

The Non-Executive Directors are paid fees monthly for their services to the Company which includes their sitting on Committee meetings where applicable. The Non-Executive Directors are not paid extra for additional services provided for the benefit of the Company throughout the year, nor for time spent in visiting the Company's operations throughout Australia and overseas. Following the Merger, the nature and complexity of the Company's geographically wide-spread operations has placed additional demands on, and commitment of time from, the Non-Executive Directors.

The present maximum Remuneration amount of $1,000,000 per annum was set on 8 September 2005, following the resolution of shareholders at the Extraordinary General Meeting of the Company convened to consider the scheme of arrangement in connection with the Merger . At that time, the Directors were of the view that this limit would suffice for a considerable period. However, the decision made, in accordance with best corporate governance practice, to discontinue the Company's Retirement Allowance Scheme effective 30 June 2006, resulted in a 33.3% increase in the respective fees of Messrs Mazoudier, Feeney and Brunsdon to compensate them for their future non-participation in the Scheme, and bring them in line with the fees paid to Messrs Varello and Every on their appointment as Non-Executive Directors in October 2005. This, coupled with a general increase in fees as at 1 July 2006 following market comparisons with ASX companies of similar market capitalisation, has led to Non-Executive Directors' fees currently being $325,425 per annum for the Chairman and $140,908 per annum for each Non-Executive Director, or an aggregate amount payable of $889,057 per annum. The Company proposes to increase the maximum aggregate Remuneration which may be paid to Directors (other than Executive Directors) by $500,000 from $1,000,000 per annum to $1,500,000 per annum. Increasing the maximum amount payable will provide the Board with flexibility for the future, particularly if there is any increase in the number of Non-Executive Directors, which is likely as the Board has briefed an executive search firm to locate a potential candidate, resident in the USA, to be appointed as an additional Non-Executive Director.

As the Non-Executive Directors have a personal interest in Resolution 4, they make no recommendation in respect of it. The Executive Directors recommend you vote in favour of this resolution.

**Resolution 5 in relation to the proposed amendment of the terms of the grant of equity performance rights to Mr Jeremy Sutcliffe**

**Background**

At the Extraordinary General Meeting of the Company convened to consider the scheme of arrangement in connection with the Merger held on 8 September 2005, shareholders approved, under Rule 10.11 of the Listing Rules of Australian Stock Exchange Limited, the grant by the Company of equity performance rights and the issue of any shares by the Company upon the exercise of those rights, to the Chief Executive Officer, Mr Jeremy Sutcliffe.

A summary of the terms of the grant of the equity performance rights to Mr Sutcliffe is as follows:

Approval was given for Mr Sutcliffe to be granted performance rights in respect of A$2 million of Sims Group Limited shares valued at the weighted average price of Sims Group Limited shares during the one week period prior to the closing of the Merger ('Implementation Date').

Consequently, Mr Sutcliffe was granted 119,913 equity performance rights effective 6 October 2005.





The terms of the issue of the securities are set out in the table below:

| | Allocation | Vesting | Performance hurdles | Performance period |
|---|---|---|---|---|
| Tranche 1<br>Year 1 | 20.0% | 31/10/2006 unless employment terminated with cause by Sims Group prior thereto | › Nil | › Nil |
| Tranche 2<br>Year 2 | 20.0% | 31/10/2007 | › EPS compound growth since 6 October 2006 must equal or exceed 8% per annum | › Period commencing 6 October 2006 and ending 31 October 2007 subject to further retesting |
| Tranche 3<br>Year 3 | 20.0% | 31/10/2008 | › EPS compound growth since 6 October 2006 must equal or exceed 8% per annum | › Period commencing 6 October 2006 and ending 31 October 2008 subject to further retesting |
| Tranche 4<br>Year 4 | 20.0% | 31/10/2009 | › EPS compound growth since 6 October 2006 must equal or exceed 8% per annum | › Period commencing 6 October 2006 and ending 31 October 2009 subject to further retesting |
| Tranche 5<br>Year 5 | 20.0% | 31/10/2010 | › EPS compound growth since 6 October 2006 must equal or exceed 8% per annum | › Period commencing 6 October 2006 and ending 31 October 2010<br>› If EPS compound growth as at 31 October 2009 equals or exceeds 12% per annum after three years, all Tranche Shares vest on 31 October 2009 |

For Tranches 2, 3 and 4, if the performance hurdles are not satisfied, each Tranche will not vest but will accrue and can be retested at the end of any subsequent period to determine whether the annual 8.0% compound growth per annum has been achieved. In the event of a change in control of Sims Group Limited:

› all performance hurdles in relation to any such Tranche that has accrued but not vested will cease to apply and the Tranche will immediately vest; and

› the performance hurdles will also cease to apply to a pro rata portion of the current Tranche (calculated by reference to the period up to completion of the change in control) and that pro rata portion will also immediately vest.

## Proposed amendment

The Company wishes to amend the performance periods from the current arrangement, which provides for EPS growth to be tested for annual compound growth in each period commencing 6 October 2006 and ending on 31 October in the following year to one which is consistent with the accounting periods of the Company, namely for EPS growth to be tested for annual compound growth in each period commencing 1 July 2006 and ending on 30 June in the following year. This will allow for ease of calculation especially given that the current arrangement provides for the commencement date of a period (namely the 6th) being a day during a financial calendar month. It will also bring the calculations into line with those that apply to the performance rights held by Mr Ross Cunningham, Executive Director Finance and Strategy which were voted upon by shareholders at last year's Annual/Special General Meeting. It is not possible to say whether the proposed amendment will have any negative or positive financial impact on the Company, as the Performance Period in respect of Tranche 2 commenced on 6 October 2006 and has not yet concluded.

If the proposed amendment is approved, then the terms of the issue of the securities will be as set out in the table below (with highlighting added):

| | Allocation | Vesting | Performance hurdles | Performance period |
|---|---|---|---|---|
| Tranche 1<br>Year 1 | 20.0% | 31/10/2006 unless employment terminated with cause by Sims Group prior thereto | › Nil | › Nil |
| Tranche 2<br>Year 2 | 20.0% | 31/10/2007 | › EPS compound growth since **1 July** 2006 must equal or exceed 8% per annum | › Period commencing **1 July** 2006 and ending **30 June** 2007 subject to further retesting |
| Tranche 3<br>Year 3 | 20.0% | 31/10/2008 | › EPS compound growth since **1 July** 2006 must equal or exceed 8% per annum | › Period commencing **1 July** 2006 and ending **30 June** 2008 subject to further retesting |
| Tranche 4<br>Year 4 | 20.0% | 31/10/2009 | › EPS compound growth since **1 July** 2006 must equal or exceed 8% per annum | › Period commencing **1 July** 2006 and ending **30 June** 2009 subject to further retesting |
| Tranche 5<br>Year 5 | 20.0% | 31/10/2010 | › EPS compound growth since **1 July** 2006 must equal or exceed 8% per annum | › Period commencing **1 July** 2006 and ending 30 June 2010<br>› If EPS compound growth as at **30 June** 2009 equals or exceeds 12% per annum after three years, all Tranche Shares vest on 31 October 2009 |

The Company proposes the above amendment in accordance with Rule 6.23.4 of the Listing Rules of Australian Stock Exchange Limited which states that a change in the terms of options (or, in this case, performance rights), and which is not otherwise prohibited under Rule 6.23.3, can only be made if holders of ordinary shares approve the change.

The Directors (with Mr Sutcliffe abstaining) recommend you vote in favour of this resolution.

### Resolution 6 in relation to the Remuneration Report

The Remuneration Report is contained in the Directors' Report of the 2006 Sims Group Annual Report. The Report explains Sims Group's executive remuneration practices and the link between the remuneration of employees and the Company's performance and sets out remuneration details for each Director and for each named Executive.

The *Corporations Act 2001* now requires listed companies to put the Remuneration Report for each financial year to a resolution of members at their Annual General Meeting. Under the *Corporations Act 2001*, the vote is advisory only and does not bind the Directors.

The Chairman will give shareholders a reasonable opportunity to ask questions about or make comments on the Remuneration Report.

While there is no legal requirement to abstain from voting, the Company believes it appropriate that neither the Directors, the named Executives nor their associates should vote on the Advisory Resolution, except as directed by any proxies, and they make no recommendation in respect of it.

197GM11680

Exemption No 82-3838

SIMS GROUP



building the world's leading recycling company . . .

# 2006 Annual Report

# CHAIRMAN'S & CHIEF EXECUTIVE'S REVIEW









2006 was another very exciting year in the building of Sims Group as the world's leading recycling company.

Firstly, the Company recorded another strong financial result with profit after tax of $197 million, in line with last year's then record profit. Sales revenue increased 46% to $3.8 billion, EBITDA was up 7% to $343 million and EBIT was $302 million, up 4%. The result was achieved through handling 7.6 million tonnes of material, up 52% on the previous year.



Secondly, on 31 October 2005, following the favourable vote by shareholders at the meetings held on 7 September, we successfully completed the merger of the former Sims Group with the recycling operations of Hugo Neu Corporation. Consequently, the results for the 2006 financial year include an eight month contribution from the Hugo Neu businesses. We will talk more about the merger later in this Review.

## RESULTS OVERVIEW

The increase in sales revenue during the year was principally as a result of the contribution from Sims Hugo Neu, strong sales volumes and high metal prices, particularly non ferrous metal prices. We congratulate all of our people on their efforts. The trading excellence and operational discipline displayed by all of them had a marked impact on the result. The second half, which saw earnings exceed the first half by over $60 million, or 89%, was particularly strong, aided by a full six month contribution from Sims Hugo Neu and very strong non ferrous base metal prices. Finished steel prices also strengthened globally in the second half which bolstered ferrous scrap prices throughout the period. The fourth quarter result was a record for the Company, with earnings of $79 million.

Once again all our global businesses delivered solid results, with our Australian operations being the stand out performer, delivering an EBIT result of $113 million, in line with that of the previous year. On the back of the Hugo Neu contribution, our North American operation's EBIT improved 31% to $124 million, while our European operation's full year EBIT decreased by 10% to $54 million, still an admirable result considering the competitive pressures faced by our UK metal recycling division. EBIT was again well balanced throughout the Group's global operations with 41% attributable to the Australasian operations, 41% to the North American operations and 18% to the European operations.

Sims Group increased net operating and investment cash flows by $28 million to $106 million resulting in a modest Net Debt/(Net Debt + Equity) position at year end of 19%. This was despite net capital expenditure of $74 million.

Earnings per share at 174.2 cents were down 19% and the directors determined that a final dividend of 60 cents per share (51% franked) be paid, providing shareholders with a fiscal 2006 total dividend of 105 cents per share (49% franked), the second highest in the Company's history. As a consequence of the application by the Company of Foreign Conduit Income Credits, foreign shareholders will be relieved of any withholding tax on the unfranked portion of the final dividend paid.






Assets
Europe 21%
Australasia 21%
North America 58%
Sales Revenue
Europe 21%
Australasia 33%
North America 46%
EBIT
Europe 18%
Australasia 41%
North America 41%

# OPERATIONAL RESULTS

## Metal recycling

Total intake volumes were positively impacted by the eight month contribution from the Hugo Neu businesses, but otherwise were down 6% year-on-year. This was largely as a result of a reduction in international pig iron trading, with ferrous yard tonnage falling by only 2%. Volumes of non ferrous brokerage tonnes increased by 33%, and the intake of processed non ferrous tonnes increased by 7%.

The Group recorded a 163% year-on-year increase in EBIT from the trading of non ferrous metals including brokerage (excluding metal recovered from shredding operations, known as non ferrous shredder residue or 'NFSR') to $79 million, on sales tonnes up 19%. EBIT from our ferrous operations, including NFSR and brokerage, was down 16% to $214 million, although sales of NFSR were up 24% to 130,000 tonnes.

In Australia, the strategic drivers of regional collection programs and city based industrial services combined to produce yet another year of record intake volumes. In the UK we launched our own internet based end-of-life vehicle compliance scheme 'recycleyourcar.co.uk'. This has proved to be a huge success and boasts more members than any of the competing compliance schemes. Not only does it provide access to source material for our shredders, it offers members of the scheme the opportunity to work with Sims Group in achieving the recycling targets set out in the ELV Directive. In the US, special mention should be made of our operations in the South East. The purchase of the Bay Bridge business in May 2004 along with the Chaparral Steel agreement reached a month later to lease its shredder and supply it with low cost high quality shredded material, has allowed us to profitably grow our volumes in this region beyond our expectations.


UNICAM 701 emission spectrometer
UNICAM

*Preparing precious metal containing samples for analysis, Eindhoven Holland.*





### Recycling solutions

The Recycling Solutions Division continued to make sound progress, recording an 89% increase in EBIT year-on-year. This reflected a full year's contribution from Sims Mirec, the Division's European E-Recycling business acquired in October 2004, and an eight month contribution from the New York City kerbside recycling contract, one of the businesses acquired through the Hugo Neu merger. Under this contract, currently an interim arrangement, the Company handles all the City of New York's kerbside post consumer recyclables. Significant progress was made towards concluding the 20 year contract, already agreed in principle. During this period of negotiations, the Company continued to upgrade its technical capability to better segregate, and prepare for shipment, the kerbside recyclables received.

In the UK, our e-recycling business continued to position itself favourably for the introduction of the WEEE Directive, now destined for entry into UK law in July 2007. The labelling of discarded cathode ray tube (CRT) containing equipment as hazardous provided us with a new opportunity and we commissioned new de-manufacturing cells in Dumfries in Scotland, Manchester in England and Newport in Wales to treat TV's and monitors, before shipping the glass tubes to our Dutch glass processing facility in Echt. Our Echt operation has itself commissioned an in-house designed automatic glass separation unit and is now marketing separated panel and funnel raw materials to the CRT manufacturing sector.

Sims TyreCycle, Australia's largest collector and processor of used vehicle tyres, increased revenue by 19%, on the back of 18% growth the previous year. Also in Australia, Sims Group's comprehensive IT and electronics recycling business Sims E-Recycling, in association with Collex, completed its first full year of operation, exceeding expectations in terms of volumes and profitability, and expanding its network to become the only e-waste recycler with a true national coverage.

The Group's US e-recycling business also continued to grow, with our Hayward, California operation moving to larger premises during the year. The Virginia de-manufacturing facility continues to procure flows, and has now quadrupled volumes since implementing its e-recycling strategy in August 2003.

## SAFETY, HEALTH, ENVIRONMENT AND COMMUNITY

The Group's safety performance saw a slight increase in its lost time injury frequency rate (LTIFR) as a result of the safety performance at the acquired Hugo Neu operations. Our overall global LTIFR of 5 for our pre Hugo Neu operations was the same as the previous year. During fiscal 2007, the Company will focus on improvements within the Hugo Neu operations and also on improving the Group's safety performance as a whole.



*New mega shredder, Claremont New Jersey USA.*





In April this year, the Company launched its corporate sustainability reporting program. The issue of how a company conducts its business, not just from a financial point of view, but also with regard to its moral and ethical commitment to the community at large, has become increasingly important to shareholders, investors, governments and society in general. Our commitment to health and safety, environment and community performance in conducting our business has always been paramount, and it is with great pleasure that we introduce our first sustainability report which can be found later in this report. We will continue to explore new ways in which we can improve our performance in these important areas.

The Board also remains committed to ensuring Sims Group maintains the highest level of corporate governance and compliance. A summary of the Company's corporate governance practices can also be found later in this report.

The Board continued to support the enhancement of the Group's human resources development through a series of targeted programmes and other initiatives. The importance of our employees and the contribution they made to the Group's success cannot be understated and the Board would like to extend its congratulations to all personnel worldwide for their efforts in assisting in the integration of the Hugo Neu operations and helping to achieve this year's result. Of special mention was the Company being nominated as a finalist in the 'Best Graduate Intake Program' category of the prestigious 2006 Australian HR Awards.

## HUGO NEU MERGER

As mentioned earlier in this Review, the merger with the operating entities of Hugo Neu was consummated on 31 October 2005. This created a newly listed Sims Group Limited on the Australian Stock Exchange in which the then existing Sims Group shareholders acquired 74% of the new shares and Hugo Neu acquired the remaining. The Chairman of Hugo Neu, Mr John Neu, and Mr Paul Varello (a US resident nominated by Hugo Neu) joined the new Board.

The performance of the businesses acquired from Hugo Neu was satisfactory and ahead of forecast for the second half. The ferrous businesses on both the West and East Coasts experienced trading and commercial environments similar to those experienced by Sims Group's existing US operations. Ferrous markets were highly competitive and on the East Coast, in particular, margin was influenced by the relative strength of the domestic market compared to international markets. We have already spoken of the New York City Recycling Contract, which performed strongly during the period. In May, the new mega shredder at Claremont New Jersey was commissioned and is performing well. This enabled the Company to decommission its Queens' shredder and process arisings from both operations through a single shredder, delivering further operational benefits. A further new mega shredder, currently under construction in Los Angeles, is due to be commissioned in October 2006.

## OUTLOOK

Towards the end of the 2006 fiscal year, ferrous prices softened and fell as low as US$265 C&F Korea. Buying activity in most markets slowed in tandem with uncertainty over future finished steel prices. More recently, the ferrous market has once again begun to turn upwards and there are positive signs of a resurgence in demand in most international markets. Ocean freight rates have, however, escalated.

Assisted by continuing high non ferrous prices and prudent forward ferrous sales, the Company is expecting to deliver another very strong quarter in Q1 fiscal 2007 which, although not as strong as the last quarter of fiscal 2006, is expected to exceed the Company's budget for the period.

The Company continues to evaluate possible acquisitions in both the metal recycling and Recycling Solutions divisions and remains confident of closing a number of acquisitions of varying size before the end of the calendar year.

**Paul Mazoudier**
Chairman

**Jeremy Sutcliffe**
Group Chief Executive









**Q. While not a record year, a fairly pleasing performance in fiscal 2006?**

A. Yes it was. A second half rebound in metal prices allowed us to match last year's stand-out record result in earnings, if not earnings per share, terms. The Group recorded its best ever quarterly result of $79 million in the three months to June. The second half, assisted by the contribution from the Hugo Neu operations, also beat the first half by over $60 million. While pressure on ferrous margins was a negative for us, non ferrous prices soared in the second half.

**Q. The major event this year was completion of the Hugo Neu merger, wasn't it?**

A. Yes, without doubt. We consummated the merger on 31 October 2005. I would like to thank my fellow Board members and those executives on both sides of the merger, plus all our advisors, who worked really hard to get the deal over the line.

A large acquisition such as this does take some bedding down, and we are continuing to work hard on the integration. At an operational level, two new mega shredders, one in New Jersey which is now running, and one in Los Angeles which is nearing completion, will offer significant operating efficiencies. I am also very encouraged by the outlook for the New York City recycling contract.



**Q. Markets appeared to be very volatile last year?**

A. Well non ferrous markets particularly were. For example, the aluminium price on the LME traded between around US$1,700 and $3,250 per tonne, and the copper price between around US$3,600 and $8,800 per tonne. In fiscal 2005, aluminium only traded between around US$1,650 and $2,000 per tonne, and copper between around US$2,700 and $3,700 per tonne. So you can see that commodity markets were far more volatile last year than the previous year! Ferrous scrap markets were not as volatile but still presented our traders with many challenges, all of which they met admirably.



**Q. The Recycling Solutions Division continued to impress?**

A. Yes it did. The Division recorded an 89% increase in EBIT last year. This reflected a full year's contribution from Sims Mirec, the Division's European E-Recycling business headquartered in Eindhoven, Holland, and which operates throughout the Benelux countries, Sweden and the United Kingdom; and an eight month contribution from the New York City kerbside recycling contract. At 11% of Group EBIT, the Division is still relatively small but growing fast. This leaves us feeling confident that the Division will develop into a material profit contributor for Sims Group.



**Q. Any comments on the Company's safety performance?**

A. Our overall global lost time injury frequency rate rose slightly last year. Our focus next year will be to transfer our best practices right across the business, including our newly acquired Hugo Neu operations. Of course, we will also be addressing ways of further improving our underlying performance as a whole.


TELETRUK

**Q. There has been a lot said in the media about corporate social responsibility. How is Sims Group responding?**

A. CSR is certainly one of the challenges faced by most organisations today and has no ready-made, one-size-fits-all solution. While we consider Sims Group to be very much a 'green' company already, perhaps we have not reported in the past as well as we could have. The segment following in this annual report titled 'Managing Sustainability' is an attempt to highlight some of our existing achievements. Rest assured that we will continue to work hard in this area.

**Q. What would you like to say to all your employees?**

A. Yet again, I would like to congratulate our employees around the world for another terrific effort in achieving the result we did. They should be justifiably proud of their achievements. Our trading personnel did a great job, and operationally we achieved record shredder production. Ongoing training in key areas such as health and safety, as well as management development programs, has become a feature of our human resources program. A high priority continues to be the nurturing of trainees and new graduates currently in the Company's trainee program.



**Q. What are your priorities in the year ahead?**

A. Obviously, our first priority is to complete the bedding down of the Hugo Neu merger. Having said that, with our gearing ratio still very much under control at 19%, we do have considerable head-room to pursue acquisitions and we have a number of targets on the radar screen, both in metals recycling and in our Recycling Solutions Division. We look at underlying value, and assess how an acquisition might fit in with our long-term goals. Watch this space!









The Key Performance Indicators selected for this report are taken from the global benchmark guideline *Global Reporting Initiative (GRI) 2002.*

# OVERVIEW

## Safety, Health, Environment and Community (SHEC)

The Hugo Neu merger doubled the size of the Company's operations in the US and presented an ideal opportunity to review the management framework for the governance of SHEC issues throughout Sims Group. Consequently, the Company implemented a new structure which gives greater regional focus to SHEC issues and provides for dynamic cause-and-effect management directly linked to the operational context in which those issues arise. Regional committees consist of relevant SHEC professionals and managers with many years operational experience in SHEC matters. This direct link to line management accountability is an important factor in embedding SHEC principles in the organisation as a way of doing business every day.

Regional committees and boards meet quarterly to report, discuss and give direction on SHEC issues. An executive committee consisting of regional heads reports to the Board SHEC Committee. Monthly SHEC updates are also a standard part of regional and Company Board papers.

The Sims Group Board is firmly committed to, and supports, SHEC as an integral part of the way the Company carries on business. This commitment is formally expressed in a global SHEC Policy and articulated in the formal charters under which each committee operates, as well as the SHEC standards set for each regional operation.

> *Our Commitment*
>
> *We are committed to integrating safety, health, environment and community considerations into the way we conduct our business.*
>
> *We recognise that our continued growth and success will only be achieved through continual improvement of our SHEC program.*
>
> *Our Support*
>
> *To achieve our commitment, we will support and implement SHEC policy, Standards and management systems.*
>
> *Our commitment to the continual improvement of SHEC in our business is supported by leadership, policy, planning, implementation, measurement, evaluation and management review.*
>
> *Every individual is expected to promote and provide leadership on SHEC issues.*
>
> *– Extract from the Sims Group Global SHEC Policy*

## Managing and measuring performance

As part of Sims Group's commitment to corporate sustainability reporting, new systems to collect important information in key areas commenced in July 2007. This will allow the Company to monitor its performance and form the baseline from which it will measure improvements and benchmark itself against its competitors globally.

**Key areas targeted for reporting in fiscal 2007**

- Energy Use
- Water Use
- Waste Generation
- Employee Retention
- Employee Diversity
- Key OH&S indicators
- Industrial Relations
- Training and Development



*Monitor testing prior to disassembly, Hayward California USA.*



## SAFETY AND HEALTH

*We are committed to providing a safe and healthy work environment. We believe that the safety of an individual comes before all other considerations.*

– *Extract from the Sims Group Global SHEC Policy*

Occupational Health and Safety (OH&S) is of primary importance in everything Sims Group does, and the safety and welfare of its employees is paramount. Internally, the visibility of this commitment was reinforced last year with the catch cry "Safety is Everybody's Business".



Lost time injury frequency rate
21
14
11
8
5
6
01
02
03
04
05
06


### Safety and health initiatives

Over the years, several initiatives have been introduced to reduce the number of incidents at Sims Group's facilities, resulting in a steady reduction in the Lost Time Injury Frequency Rate (LTIFR) (calculated as per 1 million man-hours worked) from 21 in fiscal 2001 to 6 in fiscal 2006. There were no prosecutions during the year arising from any lost time injuries. From every incident there is an opportunity to learn how to improve management processes. Consequently, the Company also tracks minor incidents and near misses, which forms an important addition to its risk assessment and mitigation strategies.

From their initial introduction in Australia, Observational Behaviour Audits (OBAs) are now fully integrated throughout the Company's global operations. In an OBA environment, supervisors observe employees during operations, complimenting good safety behaviour plus addressing at risk behaviour, with the aim of changing attitudes to methods of working. More than 6,000 OBAs were conducted throughout Sims Group during fiscal 2006.

Safety audits are also conducted on a regular basis to monitor and report on issues that require addressing and/or may have impact on matters such as insurance. These audits are a mixture of external (including insurance company audits) and internal audits. During the year, the USA conducted 105 national OH&S audits, Australia 76 and Europe 55, in addition to local hazards and checklist audits completed at all sites on a regular basis.

Other initiatives include safety training, induction processes, job safety analyses, toolbox talks and award schemes. Health and safety is also widely accepted and integrated into the work environment via the job specifications of all senior management, operational employees and contractors. Since the merger with Hugo Neu, a committee of the 4 regional OH&S managers in the US has been established to co-ordinate efforts, share information, and develop common best practices and programs.

### Safety and health achievements

The above initiatives have all contributed to the continual improvement in OH&S within Sims Group. For example, in the Australian manufacturing division, the two Sims Aluminium facilities in Victoria achieved three and two years LTI free respectively with one also recording two years without a medically treated injury. The two Sims Plastics facilities in Victoria and NSW achieved two years and one year LTI free respectively. In the Australian metal recycling division, targeted reductions of combined LTI and medically treated injuries rates were exceeded by a pleasing 25%. In the US, the Sims Hugo Neu North West and South East divisions both recorded an excellent LTI free year, as did the Company's joint venture Canadian operations. In May 2006, Sims Hugo Neu was praised for five years without an LTI in its operations at New United Motor Manufacturing, Inc. The UK operations were awarded "Overall Winners Sims Group Best Practice Projects" and 36 employees received awards for their commitment to, and advancement of, health and safety over the year.





## ENVIRONMENT

*We are committed to the ecologically sound and sustainable use of resources and strive to operate in a manner which minimises waste, protects the environment and provides industry leadership.*

*– Extract from the Sims Group Global SHEC Policy*

### Resource recovery

Sims Group is a global leader in the recycling of ferrous and non ferrous metals, plastics, paper, tyres and electronic waste. Last year, the Company's core metal recycling operations processed over 5.5 million tonnes of ferrous metals and over 280,000 tonnes of non ferrous metals. Just over 130,000 tonnes of mixed non ferrous shredder residue were also recovered from the Company's shredding plants. As metals can be recycled indefinitely, these activities deliver social, environmental and economic benefits.

Sims Group's Recycling Solution Division is also addressing the growing social and environmental concern over the rising volume of waste being disposed of in landfills. In Australia, for example, Sims TyreCycle placed 13,000 tonnes of recovered product (rubber and steel) in the Australian market place during the year. Key applications for products included building construction, road surfacing, soft fall surfacing, and new rubber and steel products. In addition to recovered products, significant volumes of used tyres were diverted from landfill to civil engineering and alternative fuel applications. Sims E-Recycling, another Australian division, in conjunction with Collex, worked with major electronics manufacturers, councils and individual businesses to recycle more than 250,000 electronic items, from computers and TV's to mobile phones and DVD players, which otherwise would have ended up in landfill.

In the UK, several new de-manufacturing cells have been commissioned to treat TV's and monitors, before shipping the glass tubes to the Company's Dutch glass processing facility in Echt which separates and markets separated panel and funnel raw materials to the cathode ray tube manufacturing sector. The Company's UK based technical excellence team has also introduced new separation equipment in Eindhoven, Holland to separate metals and plastics more efficiently and is now researching separation equipment for removal of valuable plastics from shredder waste streams.

### Energy and greenhouse gas

As a major recycler, Sims Group provides large amounts of reusable materials to industrial consumers. When used instead of raw materials, this creates significant energy savings resulting in lower emissions and pollution of the atmosphere. The energy savings per tonne of recycled and reconstituted materials as calculated and published by the USA EPA is depicted in the following table:

**Examples of energy savings per tonne:**

- Aluminium 95%
- Copper 85%
- Iron and Steel 74%
- Lead 65%
- Zinc 64%
- Paper 64%
- Plastics 80% +



*LMS Rochedale, Qld power generation facility.*

In other words, the processing of scrap iron and steel from such items as abandoned motor vehicles, industrial off cuts and obsolete household goods to make new steel results in a 74% savings in energy. Producing a tonne of aluminium from virgin bauxite ore takes the energy equivalent of 8.1 metric tonnes of coal, but from recycled scrap takes only 0.4 metric tones, a reduction of 95 per cent.

Using the table above, the total energy indirectly saved from the scrap steel handled by Sims Group in fiscal 2006 being converted to steel was approximately 85.3 Peta Joules, or enough to power approximately 2.7 million homes (over one third the number in Australia) per year.





## Carbon Disclosure Project

In 2006, Sims Group participated for the first time in the Carbon Disclosure Project (CDP4). This Project provides a secretariat for the world's largest institutional investors to collaborate on the business implications of climate change through the monitoring of the performance of companies in this area.

While the use of secondary raw materials does save significant amounts of energy, the Company's impact is through its consumption of electricity and fuel to produce and transport those materials.

For fiscal 2006, the global greenhouse footprint for Sims Group in respect of energy use was 224,242 tonnes of $CO^2$ equivalent, the vast majority being as a result of electricity use from external sources. Full details of the Company's submission to the CDP is available on the CDP4 website at www.cdproject.net.

Energy use – Sims Group (F06)


DIESEL
19,332 KJ
PETROL
10,492 KJ
ELECTRICITY
146,656 MWh
GAS
268,801 GJ

## Green energy

In Australia, Sims Group holds a 50% interest in Landfill Management Services (LMS), a producer of 'green energy' via the channelling of methane from landfills into power generators. LMS generates significant tradeable Renewable Energy Certificates (RECs) and Greenhouse Abatement Certificates (NGACs).

During fiscal 2006, the generation projects owned by LMS had a combined generating total of approximately 70,000 RECs and 170,000 NGACs, and generated enough power for over 10,000 homes twenty-four hours a day, seven days a week, for twenty years. Additionally, the greenhouse gas abatement from LMS projects last year has resulted in a reduction of over one million tonnes of carbon dioxide equivalent emissions to the atmosphere, providing a significant contribution to Australia's efforts in reducing global warming.

Also during the year, LMS produced 372,230 tonnes of carbon credit offsets, more than 1.6 times the global emissions of Sims Group, and traded approximately 200,000 tonnes of them. While these credits are accumulated by LMS or sold to external parties, it may be possible in the future for the Company to utilise them to offset its own global emissions.

Sims Group is committed to the efficient use of energy in its manufacturing processes. As part of this commitment, an innovative energy audit process system will be trialled in fiscal 2007.

## External management standards

Sims Group has had in place an environmental management system since listing on the ASX in 1991. Fourteen of the Company's global operational sites have since gone one-step further and attained ISO 14001 accreditation. Further, all Australian operations and seven of the Company's 36 European operations have attained ISO 9000 accreditation.

In the USA, a number of operations are examining participation in the ISO program as well as a similar environmental accreditation scheme known as the Recycling Industry Operating Standard (RIOS), specifically designed by the Institute of Scrap Recycling Industries for scrap operations. Several other operations also hold a number of other environmental quality assurance programs such as Ford Q1.

In the UK, Manchester and Dumfries joined the Newport fridge plant in gaining the coveted ISO 14001 Environmental Management System for e-recycling, a certification already enjoyed by the Company's mainland European Mirec operations. The fridge recycling centre is the world's leading single site refrigerator destruction facility and is uniquely capable of safely treating the very largest of commercial refrigeration units in addition to 1,000,000 household fridges annually.





### Environmental auditing and incidents

Refined over more than a decade, Sims Group has a rigid program of environmental audits. All yards are audited at least once a year or more frequently if any trend of deterioration is evidenced. The environmental audit program is a two-phase approach. Local management first conducts a self-assessment, which is then compared to an independent external audit. This allows for high level assessment, not just of any physical problems but also of management's capability in addressing such issues. Fiscal 2007 will see further development of this tool allowing ongoing assessment linked to continual improvement.

However, Sims Group is not yet error free. In Australia, Sims Plastics was fined $3,000 for water pollution. The European operations received three improvement notices, each of a minor nature, and three warning letters, two relating to concern over the potential for pollution and one for exceeding waste storage approval. In the USA, two lawsuits were filed against Sims Hugo Neu, both in respect of alleged violation of stormwater permits. One was settled by consent agreement between the parties. An oil spill occurred in Virginia, but was contained and cleaned-up without any impact on the environment.

### Environmental awards and initiatives

In the UK, Sims Recycling Solutions won a commendation in the prestigious Business Commitment to the Environment Awards for continuous improvement in operational efficiency, including a 300MWh reduction in energy usage at the Newport fridge plant, equivalent to the saving of 148 tonnes of carbon dioxide emissions. In Australia, the metal recycling operation at St Marys, NSW was a finalist in the Western Sydney Industry awards for outstanding service.

## COMMUNITY

*We aim to be respected corporate citizens by working constructively with our communities and other stakeholders.*

*– Extract from the Sims Group Global SHEC Policy*

Sims Group works constructively with the communities in which it operates, as well as local, State and federal government bodies and authorities. It believes it has a responsibility to assist in the education of companies, communities and individuals in the benefits of recycling. The holding of open days at several of its sites during the year presented an ideal opportunity for people to speak to the Company's experts about recycling. The Company's website is another source of information, with more than 360,000 visits last year.

The Company's expertise on how to reduce waste and increase recycling is also keenly sought by government and non-government organisations. Several of Sims Group's senior executives are active members of many task forces and panels around the world, including the core recycling organisations of Bureau International de la Recuperation (BIR), Australian Council of Recyclers (ACOR) and the Institute of Scrap Recycling Industries (ISRI).

Because of the diversity and extent of its operations, Sims Group's preference is to support local initiatives directly linked to the communities in which it operates. As such, a number of public school and youth programs, as well as various charitable events, are supported, both in financial terms and through support in learning and educational initiatives.



*Sculpture by the sea, Bondi 2005*

During the year, the Company became a member of the Asia -Pacific Business Coalition on HIV/AIDS.

Sims Group actively supports community recycling events all around the world. For example, Sims E-Recycling in Australia collected free more than 50 tonnes of TV's, computers and other redundant electronic gear at a community event held during the year in Brisbane. In Sydney, the metal recycling division supplied approximately 850,000 baled aluminium cans to invited American artist Tommy Pershall for his exhibit 'Urban American in Australia' in one of the largest free outdoor sculpture exhibitions in the world *'Sculpture by the Sea, Bondi 2005'*, viewed by more than 400,000 visitors.





The Company has always been a strong proponent of moving capable people around the organisation both domestically and internationally and this has been demonstrated with a number of employees relocating during the past 12 months. The merger with the recycling operations of Hugo Neu has increased the number of opportunities to employees in respect of internal movement, career progression and succession planning.


BCE
Awards
TECHNOLOGY

*Paul Wake (right) receiving major commendation award on behalf of Sims UK for its fridge recycling plant.*

The European divisions completed an executive development program over the previous 18 months. More than 30 senior managers participated in the program which was run in conjunction with Aston Business School in Birmingham.

A capable and experienced workforce is one of the strengths of the Company and a number of service awards involving long serving employees around the Group were held during the year. Service of over 20 years is not unusual and underpins the passion employees have in the business. The Company also recognises that it needs to continually broaden and develop its workforce and hone its succession plans. In order to provide balance and a range of skills, the Company has increased its recruitment of graduate trainees and new managers with experience outside the industry. Structured graduate trainee programs have been implemented in Australia and the UK and will be introduced into the US during fiscal 2007. Australia has produced a number of outstanding trainees who have completed rotational development and are now performing in responsible positions. The Company was pleased with the recognition it received recently, when it was selected as a finalist in the 2006 Australian HR Awards – Best Graduate Intake Program category.


STOP
VEHICLES

*St Peters, Sydney team receiving award for over 5 years without a lost time injury.*







## Paul Mazoudier

**BA, LLB (Hons) (age 64) – Chairman**
**14,082 shares**

Chairman of the Company since 1999 and independent non-executive director since 1991. Chairman Remuneration Committee and Nomination Committee. Member Safety, Health, Environment & Community Committee and Risk & Audit Committee. Formerly an executive director of Sims Consolidated (1974-79) and former partner and NSW Chairman of Minter Ellison, lawyers. Director of HPAL Limited (since 2000).



## Jeremy Sutcliffe

**LLB (Hons) (age 49) – Group Chief Executive**
**10,000 shares, 127,255 shares (held pursuant to Company's Executive Long Term Incentive Plan), 119,913 performance rights**

Director since 1 March 2002. Member Safety, Health, Environment & Community Committee, Finance & Investment Committee and Nomination Committee. Vice-President and Board member of the Ferrous Division of the Bureau of International Recycling, member of the Australian Institute of Company Directors. Joined the Company in 1990 and has held various senior executive positions in the Company including Chief Executive UK before assuming the position of Group Chief Executive on 1 March 2002. Chairman of Sims Hugo Neu Corporation and Sims Pacific Metals Limited.



## Ross Cunningham

**B.Sc. (Metallurgy), MBA (age 61)**
**22,296 shares (held pursuant to Company's Executive Long Term Incentive Plan), 29,978 performance rights**

Director since 1984. Member Finance & Investment Committee. Fellow of the Australian Institute of Company Directors and Member of the Financial Executives Institute of Australia. Joined the Company in 1967 and has held various senior positions in Australia and South East Asia including General Manager NSW and General Manager Finance & Administration. Is currently Executive Director Group Finance and Strategy. Director of other Sims Group Limited subsidiaries and associated companies.



## Michael Feeney

**B. Com (Marketing) (age 60)**
**25,504 shares**

Independent non-executive director since 1991. Chairman Risk & Audit Committee. Member Remuneration Committee and Nomination Committee. Formerly Finance and Strategy Director for Philip Morris, Executive Director Strategy and Corporate Affairs for Elders IXL and Executive Director Corporate Strategy of Elders Resources NZFP. Board member Collins Partners Corporate Advisory.


SIMSMETAL



## Geoffrey Brunsdon



**B.Com (age 48)**
**3,312 shares**
Independent non-executive director since 1999. Chairman Finance & Investment Committee and member Nomination Committee. Head of Investment Banking, Merrill Lynch Australia. He is a Chartered Accountant, a Fellow of the Financial Services Institute of Australia and a Fellow of the Australian Institute of Company Directors. Chairman of ING Private Equity Access Limited (since 2004). In the last 3 years was a director of ING Management Limited (from 2000 to 2005).

## John Neu



**BA, LLB (age 68) – Vice Chairman**
**32,263,924 shares**
Executive director since 31 October 2005. Member Safety, Health, Environment & Community Committee, Finance & Investment Committee and Nomination Committee. Graduate of Cornell University, Harvard Law School, and Harvard Business School's Advanced Management Program. In 1964, joined Hugo Neu Corporation and held various management and officer positions before being appointed CEO in 1985. On the board of the Liberty Humane Society and is actively involved in a number of community and environmental organisations, including the New York/New Jersey Baykeeper and Edison Wetlands Association.

## Paul Varello



**BCE (Civil Engineering) (age 62)**
**Nil shares**
Independent non-executive director since 31 October 2005. Member Risk & Audit Committee and Remuneration Committee. President and CEO of Commonwealth Engineering and Construction of Houston, Texas. Prior to founding Commonwealth in 2003, was Chairman and CEO of American Ref-Fuel Company. In addition, spent 25 years in the engineering and construction industry. Bachelor's degree in Civil Engineering from Villanova University and a graduate of Harvard Business School's Advanced Management Program. A registered professional engineer and a member of the American Society of Civil Engineers and the American Institute of Chemical Engineers. Director of the publicly held Ryland Group, one of the largest homebuilders in the US.

## Robert Every



**B.Sc., PhD (Metallurgy) (age 61)**
**4,000 shares**
Independent non-executive director since 24 October 2005. Chairman Safety, Health, Environment & Community Committee and member Finance & Investment Committee. He holds a Bachelor of Science degree and a PhD in Metallurgy. He was most recently Managing Director and Chief Executive Officer of OneSteel Limited and Chairman of Steel and Tube Holdings Limited in NZ and, before that, was President of BHP Steel. Director of Iluka Resources Limited (since 2004) and Wesfarmers Limited (since 2006).

**Charles Copeman** was a director from the beginning of the financial year until his retirement (and subsequent resignation) on 18 November 2005.



The board of the Company considers that, as at 30 June 2006, the Company was in compliance in all material respects with the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations (March 2003) (the "ASX Recommendations").

There are 10 key principles of corporate governance set out in the ASX Recommendations. Those principles, and the Company's response to them, are as follows:

### PRINCIPLE 1. Lay solid foundations for management and oversight

The Company has adopted a Board Charter which formalises the functions reserved to the board and those delegated to management. A copy of this document is available for viewing by visiting the home page of the Company's website at www.sims-group.com, clicking on 'Corporate Governance' and then 'Board Charter'.

### PRINCIPLE 2. Structure the board to add value

The board has adopted specific principles in relation to directors' independence. These state that to be deemed independent, a director must be a non-executive director (i.e. not be a member of management) and:

- not be a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;
- within the last three years not been employed in an executive capacity by the Company or a controlled entity, or been a director after ceasing to hold any such employment;
- within the last three years not been a principal of a material professional adviser or a material consultant to the Company or a controlled entity, or an employee materially associated with the service provided;
- not been a material supplier or customer of the Company or a controlled entity, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;
- must have no material contractual relationship with the Company or a controlled entity other than as a director of the Company;
- not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company;
- be free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company.

Materiality for the purposes of these principles is determined on both quantitative and qualitative bases. An amount of over 5% of annual turnover of Sims Group or 5% of the individual director's net worth is considered material. In addition, a transaction of any amount, or a relationship, is deemed material if knowledge of it affects the shareholders' understanding of the director's performance.

Independent directors comprise a majority of the board. The Chairperson, Mr Paul Mazoudier, is an independent director. The roles of Chairperson and Group Chief Executive are not exercised by the same individual. Details of the members of the board, their experience, expertise, qualifications, term of office and independent status are set out on pages 14 and 15 of this annual report.

Directors have the right, in connection with their duties and responsibilities, to seek independent advice at the Company's expense. Prior written approval of the Chairperson is required, which will not be unreasonably withheld.

The board has established a Nomination Committee. The names of Nomination Committee members and their attendance at Nomination Committee meetings are set out on page 21 of this annual report. The Nomination Committee has adopted a charter. A copy of this document is available at www.sims-group.com, clicking on 'Corporate Governance' and then 'Nomination Committee Charter'. A description of the board's procedures for the selection and appointment of new directors to the board and the Nomination Committee's policy on the appointment of directors is available at www.sims-group.com, clicking on 'Corporate Governance' and then 'New Directors'.





**PRINCIPLE 3. Promote ethical and responsible decision-making and PRINCIPLE 10. Recognise the legitimate interests of stakeholders**

The Company has adopted a Code of Conduct and a policy on dealing in Sims Group securities. A copy of these documents is available at www.sims-group.com, clicking on 'Corporate Governance' and then 'Code of Conduct' and 'Securities Trading Policy' respectively.

The board has established a Finance & Investment ("F & I") Committee, which operates in accordance with its charter. The names of F & I Committee members and their attendance at F & I Committee meetings are set out on page 21 of this annual report.

**PRINCIPLE 4. Safeguard integrity in financial reporting**

The Group Chief Executive and the Executive Director Group Finance & Strategy have stated in writing to the board in respect of the financial year ended 30 June 2006:

- that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards; and
- that the above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board and that the Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

The board has established a Risk & Audit ("Audit") Committee. The names of Audit Committee members, their qualifications and their attendance at Audit Committee meetings are set out on page 21 of this annual report. All members of the Audit Committee are independent non-executive directors.

The Audit Committee has adopted a charter and the Company has adopted a policy and procedures for the selection and appointment of the external auditor, and for the rotation of external audit engagement partners. A copy of these documents is available at www.sims-group.com, clicking on 'Corporate Governance' and then 'Audit Committee Charter' and 'External Auditors' respectively.

**PRINCIPLE 5. Make timely and balanced disclosure**

The Company has adopted a Market Disclosure Policy and procedures for compliance. A copy of these documents is available at www.sims-group.com, clicking on 'Corporate Governance' and then 'Market Disclosure Policy'.

**PRINCIPLE 6. Respect the rights of shareholders**

The Company has adopted a statement on communications with shareholders. A copy of this document is available at www.sims-group.com, clicking on 'Corporate Governance' and then 'Shareholders Communication'.

**PRINCIPLE 7. Recognise and manage risk**

The Company has adopted a Risk Management Policy and a statement on internal compliance and control systems. A copy of these documents is available at www.sims-group.com, clicking on 'Corporate Governance' and then 'Risk Mgt Policy & Internal Control'.

The board has established a Safety, Health, Environment & Community ("SHEC") Committee, which operates in accordance with its charter. The names of SHEC Committee members and their attendance at SHEC Committee meetings are set out on page 21 of this annual report.

The directors have received and considered the annual control certification from the Group Chief Executive and the Executive Director Group Finance & Strategy in accordance with Principle 4 relating to financial risks. Due to the geographic spread of the Group's operations and the extensive delegation of authority and responsibility granted to senior business unit management, the Group Chief Executive and the Executive Director Group Finance & Strategy, when attesting to the adequacy of the Company's risk management and internal compliance and control system, rely significantly upon internal audit and the control certification reports received from each regional chief executive regarding compliance with the various risk management, compliance and internal control policies and procedures in the region for which each is responsible.





**PRINCIPLE 8. Encourage enhanced performance**

The Company has adopted a statement describing the performance evaluation process of the board, its committees, individual directors and key executives. A copy of this document is available at www.sims-group.com, clicking on 'Corporate Governance' and then 'Performance Evaluation Process'.

As the board was reconstituted following the merger of the Company with the operations of Hugo Neu Corporation in October 2005, a performance evaluation of the board and its members was not undertaken during the financial year ended 30 June 2006.

**PRINCIPLE 9. Remunerate fairly and responsibly**

The board has established a Remuneration Committee. The names of Remuneration Committee members and their attendance at Remuneration Committee meetings are set out on page 21 of this annual report.

The Remuneration Committee has adopted a charter. A copy of this document is available at www.sims-group.com, clicking on 'Corporate Governance' and then 'Remuneration Committee Charter'.

Information on the Company's remuneration policies is set out on pages 23 to 36 of this annual report.



*Downstream operations, Claremont New Jersey USA.*



*Recycling facilites, Newport UK.*





Your directors present their report on the consolidated entity consisting of Sims Group Limited and the entities it controlled at the end of, or during, the year ended 30 June 2006.

## DIRECTORS AND THEIR INTERESTS

The names of the directors of Sims Group Limited ("Company") in office at the date of this report together with their qualifications and experience and relevant interest in the share capital of the Company or of a related body corporate, are set out on pages 14 and 15 of this annual report.

## COMPANY SECRETARY

The Group company secretary is Mr F M Moratti B.Com, LLB, MBA (Executive). Mr Moratti was appointed to the position of company secretary in 1997. Before joining the Company he held positions of assistant company secretary/ legal counsel in a number of publicly listed companies over a period of some 12 years and prior to that worked as a solicitor with a major legal practice.

## PRINCIPAL ACTIVITIES

Details of the principal activities of the consolidated entity during the year are addressed in the Chairman's and Group Chief Executive's Report on pages 2 to 5 of this annual report and in the notes to the financial statements.

## TRADING RESULTS

The consolidated net profit of the consolidated entity for the year was $196.6 million.

## DIVIDENDS

The financial 2005 year partly franked (60%) final dividend of 70 cents per share and partly franked (60%) special dividend of 20 cents per share referred to in the directors' report dated 26 August 2005 were paid on 23 September 2005. A partly franked (47%) interim dividend of 45 cents per ordinary share (other than those shares held by Hugo Neu Corporation) and 15 cents per ordinary share (held by Hugo Neu Corporation) for the financial 2006 year was paid on 13 April 2006. Since the end of the financial year the directors have recommended the payment of a partly franked (51%) final dividend of 60 cents per fully paid share to be paid on 20 October 2006 out of retained profits at 30 June 2006.

## REVIEW OF OPERATIONS

A review of the operations of the consolidated entity during the year and the results of those operations are set out in the Chairman's and Group Chief Executive's Report on pages 2 to 5 of this annual report.

## SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Other than as set out following, the directors are not aware of any significant change in the state of affairs of the Company during the financial year other than as set out in the Chairman's and Group Chief Executive's Report on pages 2 to 5 of this annual report.

### Hugo Neu Merger

On 31 October 2005 the former Sims Group Limited completed the merger with substantially all of the metal recycling operations of Hugo Neu, a US recycler ("Merger"). The Merger created a new company, New Sims Group, which listed on the Australian Stock Exchange and became 'Sims Group Limited'.

## SUBSEQUENT EVENTS

The directors are not aware of any matter or circumstance that has arisen since the end of the financial year which will significantly affect, or may significantly affect, the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

## LIKELY DEVELOPMENTS

Information as to the likely developments in the operations of the consolidated entity is set out in the Chairman's and Group Chief Executive's Report on pages 2 to 5 of this annual report.





## ENVIRONMENTAL REGULATION

The Company has licences and consents in place at each of its operating sites as prescribed by environmental laws and regulations that apply in each respective location. Further information on the consolidated entity's performance in relation to environmental regulation is set out on pages 10 to 12 of this annual report.

## DIRECTORS' MEETINGS

The number of directors' meetings and meetings of committees of directors held during the financial year and the number of meetings attended by each director were:

| | Board of Directors | Risk & Audit Committee | Safety, Health, Environment & Community Committee | Remuneration Committee | Finance & Investment Committee | Nomination Committee |
|---|---|---|---|---|---|---|
| Meetings Held | 13 | 7 | 4 | 8 | 2 | 3 |
| Paul Mazoudier | 13 | 6[1] | 4 | 8 | - | 3 |
| Geoffrey Brunsdon | 13 | 1[4] | - | - | 2 | - |
| Jeremy Sutcliffe | 13 | - | 4 | 5[5] | 2 | 3 |
| Ross Cunningham | 13 | - | - | - | 2 | - |
| Michael Feeney | 12 | 7 | - | 7 | - | 3 |
| John Neu | 4[1] | - | 2[1] | - | 1[1] | - |
| Paul Varello | 4[1] | 5[1] | - | 2[1] | - | - |
| Bob Every | 5[2] | - | 2[1] | - | 1 | - |
| Charles Copeman | 9[3] | 2[3] | 2[3] | - | - | - |

[1] appointed 31 October 2005
[2] appointed 24 October 2005
[3] resigned 18 November 2005
[4] resigned 25 August 2005
[5] resigned 31 October 2005

## INSURANCE OF OFFICERS

During the year, the Company paid a premium of $252,429 in respect of a contract insuring all directors and executive officers of the Company (and/or any subsidiary companies in which it holds greater than 50% of the voting shares), including directors in office at the date of this report and those who served on the board during the year, against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith. The directors have not included details of the nature of the liabilities covered as such disclosure is prohibited under the terms of the contract.

## SHARE OPTIONS GRANTED TO DIRECTORS AND RELEVANT GROUP EXECUTIVES

90,517 and 36,738 shares respectively in the Company's Executive Long Term Incentive Plan ("LTI Plan") were issued to J L Sutcliffe on 22 July 2005 and 28 July 2006 respectively. 119,913 performance rights were issued to J L Sutcliffe on 6 October 2005. 11,879 and 10,417 shares respectively in the LTI Plan were issued to R B Cunningham on 22 July 2005 and 28 July 2006 respectively. 29,978 performance rights were issued to R B Cunningham on 18 November 2005. 9,427 and 8,185 shares respectively in the LTI Plan were issued to D R McGree on 22 July 2005 and 28 July 2006 respectively. 79,634 and 3,877 restricted stock units were issued to C R Jansen on 1 November 2005 and 28 July 2006 respectively. 3,003 and 2,788 performance rights were issued to G Davy and W T Bird respectively on 28 July 2006. Further details of those share options issued during the financial year can be found in section E of the remuneration report on page 34 of this annual report.



## SHARES UNDER OPTION

Unissued ordinary shares of the Company under option at the date of this report are as follows:

**LTI Plan shares**

| Date granted | Expiry date | Issue price | Number under option |
|---|---|---|---|
| 22 July 2005 | 22 July 2010 | $14.99 | 187,164 |
| 28 July 2006 | 28 July 2011 | $18.73 | 131,545 |

**Performance Rights**

| Date granted | Expiry date | Issue price | Number under option |
|---|---|---|---|
| 6 October 2005 | 31 October 2010 | Nil | 119,913 |
| 18 November 2005 | 30 June 2008 | Nil | 29,978 |
| 28 July 2006 | 28 July 2009 | Nil | 16,359 |

**Restricted Stock Units**

| Date granted | Expiry date | Issue price | Number under option |
|---|---|---|---|
| 1 November 2005 | 30 June 2009 | Nil | 280,708 |
| 28 July 2006 | 30 June 2009 | Nil | 14,905 |

Holders of shares pursuant to the LTI Plan have certain rights under their terms to participate in share issues of the Company. No holder of performance rights or restricted stock units has any right under their terms to participate in any other share issue of the Company or any other entity.

## SHARES ISSUED ON THE EXERCISE OF OPTIONS

193,798 ordinary shares of the former Sims Group Limited were issued during July 2005 at an issue price of $6.75 each as a result of the exercise of 193,798 options issued to the Group Chief Executive Mr Sutcliffe on 28 February 2002 pursuant to his incentive plan with the former Sims Group Limited. 43,799 ordinary shares of the Company were issued on 30 June 2006 at nil consideration as a result of the vesting of performance rights issued to certain employees of the Company or its related bodies corporate on 1 November 2005 pursuant to their contracts with the Company or its related bodies corporate. No further shares have been issued since 30 June 2006. No amounts are unpaid on any of these shares.

## NON-AUDIT SERVICES

The Company may decide to employ the auditor (PricewaterhouseCoopers) on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company and/or the consolidated entity are important.

Details of the amounts paid or payable to the auditor for audit and non-audit services provided during the year are set out in note 6 to the financial statements.

The Board of directors has considered this position and, in accordance with advice received from the Board Risk & Audit Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor, as set out in note 6 to the financial statements, did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the Risk & Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and rewards.

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 101 of this annual report.


SIMS STEEL



## ROUNDING OF AMOUNTS TO NEAREST THOUSAND DOLLARS

The amounts in the financial statements, where appropriate and unless otherwise stated, have been rounded off to the nearest thousand dollars in accordance with ASIC Class Order 98/100.

## REMUNERATION REPORT

### Scope of Remuneration Report

This Remuneration Report outlines the remuneration arrangements for Sims Group's directors and senior executives in accordance with the requirements of the *Corporations Act 2001* and its *Regulations*. It also provides the remuneration disclosures required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 *Related Party Disclosures* which have been included in the Remuneration Report as permitted by Regulation 2M.6.04. The AASB 124 disclosures in this report have been audited.

This report outlines Sims Group's directors' and senior executives' remuneration arrangements, and covers the Key Management Personnel ("KMP") including the five highest paid executives of the Company and Group. For the purposes of this report, the term "executives" encompasses the executive directors and the senior executives.

| Name | Position | Employer |
|---|---|---|
| **Non-executive directors** | | |
| P K Mazoudier | Chairman | Sims Group Limited |
| J M Feeney | Non-executive director | Sims Group Limited |
| G N Brunsdon | Non-executive director | Sims Group Limited |
| C Copeman | Non-executive director | Sims Group Limited |
| R Every | Non-executive director | Sims Group Limited |
| P Varello | Non-executive director | Sims Group Limited |
| **Executive directors** | | |
| J L Sutcliffe | Group Chief Executive | Sims Group Limited |
| J Neu | Executive Director & Vice Chairman | Sims Hugo Neu Corporation |
| R B Cunningham | Executive Director Group Finance & Strategy | Simsmetal Services Pty Limited |
| **Other Key Management Personnel** | | |
| C R Jansen | Chief Executive Sims Hugo Neu | Sims Hugo Neu Corporation |
| D R McGree | Managing Director Australia & New Zealand | Simsmetal Services Pty Limited |
| W T Bird | Managing Director – Metals Recycling – UK | Sims Group UK Holdings Limited |
| G Davy | Managing Director – Sims Recycling Solutions – Europe & North America | Sims Group UK Holdings Limited |
| R R Brown | General Manager – NZ | Simsmetal Industries Limited |

The remuneration report is set out under the following main headings:

A Remuneration Committee
B Executive remuneration
C Service Agreements
D Non-executive directors' remuneration
E Details of remuneration for financial year ending 30 June 2006 (and prior year)
F Additional information

## A. Remuneration Committee (audited)

### Role of the Remuneration Committee

The role of the Remuneration Committee ("Committee") is to support and advise the Board on the implementation and maintenance of remuneration policies and frameworks. These policies and frameworks are designed to meet the commercial needs of the business, whilst being transparent and aligned with shareholders' interests. The Committee's activities are governed by terms of reference, available on the Sims Group website at:
www.sims-group.com/global/governance/remuneration_committee.asp

The Committee reviews and makes recommendations to the Board focusing on:

- executive remuneration policies
- remuneration and incentive performance packages of executives
- introduction and application of equity-based schemes
- overseeing the annual performance appraisals of the executive directors
- executive succession planning
- executive recruitment, retention and termination policies
- remuneration framework for non-executive directors

### Membership and meetings

Independent non-executive directors Mr Mazoudier (Chairman), Mr Feeney and Mr Varello (who joined the Board and Committee on 31 October 2005) and executive director Jeremy Sutcliffe (who stepped down from the Committee on 31 October 2005) were members of the Committee during the year.

The Committee met eight times during the year. Attendance at those meetings is set out on page 21 of this annual report.

The Group Chief Executive, the Group General Manager Human Resources and the Executive Director Group Finance & Strategy attended Committee meetings by invitation and assisted the Committee in its deliberations during the year, except where matters associated with their own remuneration were considered.

### Advisors

The Committee draws on advice and data concerning remuneration matters from selected external sources when appropriate.

## B. Executive remuneration (audited)

### Proposed review of remuneration

In F06 the Company was focused on integrating the acquired Hugo Neu Corporation recycling entities and Sims Group businesses from an operational and strategic perspective. In F07 the Company will review its executive remuneration approach to ensure it supports the operational, strategic and structural changes made in the organisation during F06. The revised executive remuneration approach – for implementation in F08 – will be designed to support the business direction, be cognisant of corporate governance considerations and, ultimately, be in the best interests of the Company's shareholders. Consequently, the Group will continue with the F06 remuneration approach through F07 during this review period.

### Executive directors and other Key Management Personnel

The KMP (as defined in AASB 124 *Related Party Disclosures*) of Sims Group Limited includes the executive directors and the other Key Management Personnel ("KMP"), each named on page 23 of this annual report, which includes the 5 highest-paid executives of the entity. These personnel had the authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year.

All of the executive directors and Other Key Management Personnel were employed for the duration of F06 with the exception of Mr John Neu, who joined the Company on 1 November 2005 as a result of the Merger.

### Current remuneration policy

The Committee recognises that Sims Group operates in a global environment and that the Company's performance depends on the quality of its people. The Committee ensures that the Company's executive reward approach satisfies the following key criteria for good reward governance practices:

- market-competitive reward opportunities are delivered commensurate with employee duties, responsibilities and accountabilities
- appropriately structured to attract, motivate and retain highly skilled people
- reward based on demanding financial and non-financial performance criteria with a focus on delivering long-term value creation to shareholders
- simplicity and transparency
- alignment with shareholders' interests


SIMS RECYCLING SOLUTIONS

## Link between performance and reward

The main business drivers that are within executives' control and provide the inputs for managing and rewarding performance are:

- business and market development
- financial and risk management
- operational excellence including safety
- people management


Aligning individual performance to total shareholder value
SHAREHOLDER VALUE
CORPORATE GOAL & VALUES
BOARD EXPECTATIONS
SIMS GROUP STRATEGIC OBJECTIVES
REGIONAL & DIVISIONAL BUSINESS PLAN
INDIVIDUAL PERFORMANCE PRIORITIES
ALIGNMENT

Figure 1

To ensure focus on shareholder value, each year the Board reviews and endorses the Sims Group strategic objectives.

The alignment of executive remuneration outcomes with the performance of Sims Group and the individual is a key part of Group business plans. Relevant performance hurdles, agreed in advance of the allocation of incentives, are a key element in an appropriately structured performance and incentive plan.

From the Company's strategic objectives, priorities are established at a regional and divisional level. Specific personal priorities are then developed for individual employees and incorporated into the annual performance appraisal process, thus ensuring alignment between goals at all Company levels and ultimately with the objective of enhancing shareholder value.

## Remuneration structure

The executive reward framework has three components. These remuneration components, and the factors that determine them, are summarised in the table below:

| Component | Delivery mechanism | Variables determining reward | | | |
|---|---|---|---|---|---|
| Fixed Remuneration | Annual salary & benefits | Set with reference to market data for role, experience and performance | | | |
| Short-term incentives | Cash | Business and market development objectives | Financial targets | People and Safety targets | Operational targets |
| Long-term incentives | Equity or cash | Earnings Per Share targets | | | |

The combination of these components comprises an executive's total reward.



### Mix of fixed and variable reward

The framework set out above provides a mix of fixed and variable rewards and a blend of short and long-term incentives. The remuneration mix for executives during the financial year is as set out in the table below:

| Executive | Fixed remuneration | Short-term incentive | Long-term incentive |
|---|---|---|---|
| J L Sutcliffe | 45% | 32% | 23% |
| J Neu* | 100% | - | - |
| R B Cunningham | 48% | 29% | 23% |
| C R Jansen | 49% | 37% | 14% |
| D R McGree | 56% | 28% | 16% |
| W T Bird | 59% | 29% | 12% |
| G Davy | 59% | 29% | 12% |
| R R Brown | 69% | 21% | 10% |

* The terms of Mr Neu's service agreement include a base salary and participation in the Company's employee pension plans, welfare benefit plans and tax-deferred savings plans. Mr Neu will be afforded the opportunity to earn a cash bonus in respect of each calendar year, the amount of which, if any, shall be determined by the Board in its sole discretion in the event of exceptional performance.

### Total Fixed Remuneration Package

Fixed remuneration is structured as a total employment cost package, and an executive's package is reviewed annually. A salary increase budget, guided by forecasts available from public salary surveys, is approved by the Committee each year. An executive's pay is also reviewed on promotion. Each review takes into account the executive's experience and tenure and the executive's performance during the year.

There are no guaranteed package increases included in executives' service agreements (set out in Section C) with the exception of Mr Sutcliffe; who will receive, in years 2006 and 2007, the Group base percentage salary increase for Australian employees.

### Benefits

Executives receive benefits consistent with market practice in their country as part of their individual fixed remuneration package. These benefits may include superannuation, car allowances, expatriate allowances or maintained motor vehicle and medical benefits.

### Variable reward

The Company believes that its variable reward approach should be managed as a whole, not as discrete elements. Consequently, the Company has designed its incentive plans to focus executives on both single year and multi-year performance across performance metrics which, together, support shareholder value enhancement.

### Short-term incentives

Following the Merger, no changes were made to the short-term incentive ("STI") programs already in place for both Sims Group and Hugo Neu Corporation for the duration of the financial year ended 30 June 2006.

### *Sims Group STI*

All executives, with the exception of Mr Neu, participated in the Sims Group STI.

Under the Sims Group's STI, participating executives ("STI Participants") may receive a cash bonus payment annually ("STI Bonus"), based upon performance relative to certain performance hurdles.

A scorecard approach is utilised. STI Participants need to meet minimum performance hurdle targets which are related to business and market development, growth, financial, people and safety, and operational targets.

The main performance measure relates to financial targets based on Profit Before Income and Tax ("PBIT") return on monthly average controlled capital employed ("ROCCE"). The ROCCE targets are based on the STI Participant's business unit or in the case of a Participant with group responsibilities, targets are based on the consolidated entity. Sims Group believe that ROCCE is an appropriate metric for the STI due to the fact that the metal and recycling solutions business is a volatile and cyclical industry whose margins are significantly influenced by global and regional supply and demand balances. It is a capital-intensive industry whose asset base is constantly in a state of renewal and reinvestment. By





rewarding executives for ROCCE performance, the STI reinforces sound capital investment strategies, conservation of working capital and excellence in operational execution to maximise earnings. The Committee determines annually the minimum percentage ROCCE which the STI Participants' business unit or the consolidated entity must achieve in the following year before an STI Participant is eligible to receive an STI Bonus based on this criterion. The Company has not disclosed actual ROCCE targets given commercial sensitivities.

Other performance hurdles relate to the STI Participant achieving certain specified personal objectives which are relevant to meeting the Company's business objectives. Personal objectives may be related to metrics such as the achievement of safety targets, market growth, improved production rates, cost containment and completion of focused training and development plans. The Company believes that these performance measures, given the cascading effect of shareholder value and the corporate goals to determine individual goals illustrated in Figure 1, are consistent with achieving the Company's annual targets. An STI Participant will only be eligible to receive that portion of his or her STI Bonus linked to meeting his or her personal objectives if the consolidated entity achieves a minimum level of ROCCE in a particular financial year. An STI Participant will not be eligible to receive any form of STI Bonus if he or she does not obtain at least an "achieve" rating on his or her personal priorities for that particular financial year.

In accordance with the Committee's terms of reference, at the end of the financial year the Committee will be provided with all appropriate performance information relating to each executive, Company and business unit financial statements, and will make a determination as to the extent that the performance criteria applicable to each executive have been met.

If an STI Participant terminates employment with Sims Group prior to the end of the financial year a pro rata bonus payment may be considered, at the discretion of the Group Chief Executive. Any payment will only be made after the Committee has approved bonus payments for that financial year.

## *Hugo Neu Corporation STI*

None of the identified KMP executives participated in the legacy Hugo Neu Corporation STI bonus program, applicable to former employees of Hugo Neu Corporation.

### Long-term and retention incentive plans

In the interests of the Company, shareholders, and continuity of business, the Company operates long-term and retention incentive plans designed to encourage performance and retention of key executives. The LTI Plan, the Performance Rights and Restricted Stock Unit Plans have a continuous service criteria and the Company has selected EPS as the appropriate metric due to the importance of stable underlying earnings growth to generate value for investors. The diluted measurement of EPS was selected as the Company believes this provides the most appropriate reflection of the value of earnings to shareholders.

### Long-term incentive plan

#### *Purpose of plan*

The Company operates a long-term incentive plan ("LTI Plan") for executives with more than 12 months service (including the executive directors with the exception of Mr Neu) ("LTI Participants"). The LTI Plan is intended to link the rewards of executives to the long-term performance of Sims Group and the returns generated for shareholders. Additionally, the LTI Plan is designed to encourage executive retention.

All executives other than Mr Neu currently participate in the LTI Plan.

#### *Structure of plan*

For participants who joined the LTI Plan in F03:

- The LTI Plan, introduced in F03, was the Company's first structured approach to long-term incentives. For those participants who have been in the LTI Plan since its inception in F03, the Company believed that, given the industry's cyclical nature, those individuals' efforts should be recognised over an increasing timeframe. As a result the grants to those individuals have had a 3 year (initial grant), 4 year (F06 grant) and a 5 year (most recent grant in F07) performance period.
- Awards were granted on 22 July 2005 and vested one year later. Performance was measured over the four-year period from F02 (base year) to F06. Australian participants could elect to receive awards as cash or equity. Equity was structured as a non-recourse loan provided to the participant to purchase shares in Sims Group. The loan is required to be repaid within 5 years of grant. Overseas participants received their awards as cash.
- A further annual award (structured in a similar manner to the 22 July 2005 award) was granted on 28 July 2006 and will vest one year later. Performance will be measured over the five-year period from F02 (base year) to F07.
- Future grants to these individuals will be determined as part of the Company's review of executive remuneration (discussed earlier).

For participants who joined the LTI Plan in F06:

- Awards were granted on 22 July 2005 and vest after three years. Performance is measured over the three-year period from F05 (base year) to F08.
- Additional awards were granted on 28 July 2006 and vest after three years. Performance is measured over the three-year period from F06 (base year) to F09.
- Australian participants' awards are structured as a non-recourse loan provided to the participant to purchase shares in Sims Group.
- Overseas participants awards are structured as cash. However, it is intended that, from F07 all overseas participants' who joined the LTI Plan in F06 (or subsequent years) will have 100% equity-based long-term incentive awards. In the case of UK participants, the awards will be in the form of Performance Rights. In the case of US participants the awards will be in the form of Restricted Stock Units.

It is intended, subject to the outcome of the program review, that the LTI Plan will become 100% equity-based for all participants from no later than F09.

The Australian equity awards are currently structured as a non-recourse loan to allow the participants to purchase Sims Group shares. The Company believes that shares are an appropriate incentive to focus the performance of the executive on the long-term viability of the Company. Further, the loan share plan structure is a tax-effective approach for achieving this aim.

### *Potential reward*

The potential reward under the LTI Plan is calculated based on a pre-determined percentage of fixed remuneration, depending on the seniority of the LTI Participant. In respect of the F06 grants, Mr Sutcliffe and Mr Cunningham each received a grant with an equivalent value of 50% of their fixed remuneration. The other executives each received a grant with an equivalent value ranging from 15%–30% of their fixed remuneration.

For the grants disclosed above, where the participant could elect whether to receive cash or equity, if the reward as a percentage of fixed remuneration was increased from the prior year, any increase was required to be taken as equity.

### *Performance measure*

The performance measure for the plan is diluted Earnings Per Share ("EPS"). Diluted EPS is defined as net profit after tax divided by the weighted average number of ordinary shares and options on issue. Vesting is determined as follows:

| EPS Growth (compound p.a. growth) | Percent of award vesting |
|---|---|
| < 5% | Nil |
| 5% | 50% |
| 5%–10% | Straight-line vesting between 50% and 100% |
| 10% | 100% |

At the end of the respective performance period, in line with the Committee's terms of reference, the Committee will review the Company's financial performance and make an assessment as to what extent the performance condition has been met. If the performance condition is not met at the end of the respective performance period then the award will lapse.

The Company selected EPS as the appropriate metric for the LTI Plan due to the importance of stable underlying earnings growth to generate value for investors. The diluted measurement of EPS was selected as the Company believes this provides the most appropriate reflection of the value of earnings to shareholders. Additionally, the combination of the STI's focus on operational excellence and rigorous capital management with the LTI's multi-year focus on earnings growth provides a sound basis for shareholder value enhancement.

In addition to the EPS performance condition, a participant must also remain in the Group's employ at the time of vesting (other than in the case of special circumstances defined in the LTI Plan rules).


Earnings per share
Cents
54
82
123
216
174
02
03
04
05
06

EPS growth 2002 to 2006
Years 2002, 2003, 2004 as presented at right are calculated on an AGAAP basis.
Years 2005 and 2006 are calculated on an AIFRS basis.

## Option plan

A 'CEO Plan' existed for the granting of options over unissued ordinary shares in the parent entity to Mr Sutcliffe. Options under the CEO Plan were granted for no consideration. This plan was suspended during the financial year 2003 and replaced by the LTI Plan.

Under the fore-mentioned CEO Plan, Mr Sutcliffe was issued 193,798 options to acquire shares in the former Sims Group Limited on 28 February 2002 which were exercisable from 28 February 2005 and expired on 28 March 2007. The fair value of these options at the date of the grant was $1.30 as derived by applying the Black-Scholes options pricing model. During the financial year, all of these options held by Mr Sutcliffe were exercised at a price of $6.75. The weighted average share price at the date of exercise, being 8 July 2005, was $14.35.

## Performance rights plan

At the Extraordinary General Meeting of the former Sims Group Limited held on 8 September 2005, shareholders voted in favour of a grant of Performance Rights (effectively share options with a zero exercise price) to Mr Sutcliffe. The details of the grant are as follows:

- Award was granted on 6 October 2005;
- As the plan has been designed to encourage retention and performance it is structured in five tranches: 20% vests on each of 31 October 2006 (Tranche 1), 2007 (Tranche 2), 2008 (Tranche 3), 2009 (Tranche 4) and 2010 (Tranche 5);
- Tranche 1 is satisfied if Mr Sutcliffe is in the employ of the Company at the vesting date. The Committee concluded that a service condition was appropriate for Tranche 1 to encourage him to stay with, and assist in the integration of the merged entity. The remaining four tranches have continuous service and performance measured over the period from 6 October 2006 to the respective vesting date;
- The Committee reviewed and considered the performance conditions at the time of grant and subsequently set a compound EPS growth target of equalling or exceeding 8% per annum and by using the annualised EPS on a fully diluted basis for the period 6 October 2005 to 31 October 2006 as the baseline;
- Due to the cyclical nature of the metal recycling industry, the Committee deemed it appropriate to allow the interim tranches of the award to be retested. For tranches 2, 3 and 4, if the performance hurdle is not satisfied, the tranche will be retested at the end of the subsequent period; and
- If compound EPS growth as at 31 October 2009 equals or exceeds 12% per annum, all Tranche 5 shares will vest at that time.

At the Annual General Meeting of the Company held on 18 November 2005, shareholders voted in favour of a grant of Performance Rights to Mr Cunningham. The details of the grant are as follows:

- Award was granted on 18 November 2005;
- The plan for Mr Cunningham was also designed to encourage retention and performance and is also structured in tranches: 50% vests on 30 June 2007 (Tranche 1) and 50% vests on 30 June 2008 (Tranche 2);
- For each tranche performance is measured over the period from 1 July 2006 to the respective vesting date;
- The Committee reviewed the business plan and performance conditions at the time of grant and set a compound EPS growth target of equalling or exceeding 8% per annum and by using the annualised EPS on a fully diluted basis for the period 1 July 2005 to 30 June 2006 as the baseline;
- As mentioned above, due to the cyclical nature of the metal recycling industry the Committee deemed it appropriate to allow the first tranches of the award to be retested. For Tranche 1, if the performance hurdle is not satisfied, the tranche will be retested at the end of the subsequent period; and
- To receive the vested awards Mr Cunningham must be in the Group's employ at the applicable vesting date.

### *Performance measure*

The performance measure for the rights plan is diluted EPS. Vesting is determined as follows:

| EPS Growth (compound p.a. growth) | Percent of award vesting |
|---|---|
| < 8% | Nil |
| = or > 8% | 100% |

At the end of the respective performance period, in line with the Committee's terms of reference, the Committee will review the Company's financial performance and make an assessment as to what extent the performance condition has been met. If the performance condition is not met at the end of the respective performance period the award will, subject to its ability to be retested, lapse.

### Restricted stock units plan

In the interests of the Company, shareholders, and continuity of business, Mr Jansen was awarded a grant of Restricted Stock Units (effectively share options with a zero exercise price) as a result of the Merger. The details of the grant are as follows:

- Award was granted on 1 November 2005; and
- The plan for Mr Jansen was designed to encourage retention and performance and is also structured in tranches: 25% vested on 30 June 2006 (Tranche 1) and 25% vest on 30 June 2007 (Tranche 2) with both tranches subject to Continuous Service through such date. The Committee concluded that in the interests of continuity and to encourage Mr Jansen to stay with, and assist in the integration of, the merged business, that a service condition was appropriate for Tranches 1 and 2; 25% vest on 30 June 2008 (Tranche 3), and the remaining 25% vest on 30 June 2009 (Tranche 4), if, on each vesting dates, Mr Jansen has been in Continuous Service through such date and performance conditions of a compound EPS growth target of equalling or exceeding 8% per annum has been achieved and by using the annualised EPS on a fully diluted basis for the period 1 November 2005 to 30 June 2006 as the baseline.

#### *Performance measure*

The performance measure for the plan is diluted EPS. Vesting is determined as follows:

| EPS Growth (compound p.a. growth) | Percent of award vesting |
|---|---|
| < 8% | Nil |
| = or > 8% | 100% |

At the end of the respective performance period, in line with the Committee's terms of reference, the Committee will review the Company's financial performance and make an assessment as to what extent the performance condition has been met. If the performance condition is not met at the end of the respective performance period the award will lapse.

Details of performance rights, restricted stock units and shares in the Company provided as remuneration to each director and the Key Management Personnel of the Group are set out in notes 27 and 28 to the financial statements.

### Share trading philosophy

Sims Group does not permit executives to purchase financial instruments to protect the value of any unvested incentive awards.

## C Service Agreements (audited)

Remuneration and other terms of employment for the Group Chief Executive, the Vice Chairman, the Managing Director–Metals Recycling–UK and the Managing Director–Sims Recycling Solutions-Europe & North America are formalised in employment agreements.

### J L Sutcliffe, Group Chief Executive

Terms of employment agreement – agreement dated 5 September 2005 for a 5 year term commencing on the effective date of the Merger (31 October 2005). In years 2006 and 2007 remuneration will be subject to review with any increases consistent with the Group's approved average salary increase budget for Australian employees. Neither the Company nor Mr Sutcliffe may terminate the employment agreement during the first 2 years from 31 October 2005. Thereafter, employment may be terminated by either party by providing 12 months' notice, provided that the Company may terminate Mr Sutcliffe's employment at any time for Cause. If employment is terminated by the Company after the first 2 years following the Start Date of the Merger for any reason other than Cause, the Company may provide, in lieu of notice, a payment equal to the current Package, plus any additional superannuation contribution required to make Mr Sutcliffe's superannuation benefit equivalent to the benefit he would have received had Mr Sutcliffe remained in the employment with the Company for the whole of the notice period.

### J Neu, Executive Director & Vice Chairman

Term of agreement – agreement dated 24 June 2005 for an initial term of 3 years from 1 November 2005. Remuneration reviewed by the board of directors of Sims Hugo Neu Corporation from time to time. Mr Neu is entitled to the payment of a termination benefit on termination by the employer without Cause, or Mr Neu's termination for Good Reason, equal to the Base Salary for the unexpired portion of the term of the Agreement or 12 months Base Salary, whichever is the greater.

### R B Cunningham, Executive Director, Group Finance & Strategy

Term of agreement – no term specified. Remuneration is reviewed annually by the Committee. Mr Cunningham is entitled to the payment of a termination benefit on termination by the employer, other than for gross misconduct, equal to 12 months total remuneration. Mr Cunningham is also entitled to a retention payment equivalent to 6 months total





annual remuneration if he remains in the employ of the employer 6 months after a takeover of the Company (or if he is terminated within 6 months of such a takeover). In the event of redundancy, he is entitled to the payment of a benefit equal to a minimum of 6 months and a maximum of 18 months remuneration depending upon years of service. In the case of Mr Cunningham's resignation from the employ of the employer, 3 months prior notice thereof must be provided to the employer company.

### C R Jansen, Chief Executive, Sims Hugo Neu

Term of agreement dated 10 June 2005 for an initial 3 year secondment period to the US. Remuneration is reviewed annually by the Committee. Mr Jansen is entitled to the payment of a termination benefit on termination by the employer, other than for gross misconduct, equal to 12 months total remuneration. Mr Jansen is also entitled to a retention payment equivalent to 6 months total annual remuneration if he remains in the employ of the employer 6 months after a takeover of the Company (or if he is terminated within 6 months of such a takeover). In the event of redundancy, he is entitled to the payment of a benefit equal to a minimum of 6 months and a maximum of 18 months remuneration depending upon years of service. In the case of Mr Jansen's resignation from the employ of the employer, 3 months prior notice thereof must be provided to the employer company.

### D R McGree, Managing Director – Australia & New Zealand

Term of agreement – no term specified. Remuneration is reviewed annually by the Remuneration Committee. Mr McGree is entitled to the payment of a termination benefit on termination by the employer, other than for gross misconduct, equal to 12 months total remuneration. Mr McGree is also entitled to a retention payment equivalent to 6 months total annual remuneration if he remains in the employ of the employer 6 months after a takeover of the Company (or if he is terminated within 6 months of such a takeover). In the event of redundancy, he is entitled to the payment of a benefit equal to a minimum of 6 months and a maximum of 18 months remuneration depending upon years of service. In the case of Mr McGree's resignation from the employ of the employer, 3 months prior notice thereof must be provided to the employer company.

### W T Bird, Managing Director – Metals Recycling – UK

Term of agreement – agreement dated 4 July 2003. No term specified. Remuneration is reviewed annually by the Remuneration Committee. Mr Bird is entitled to the payment of a termination benefit on termination by the employer, other than for gross misconduct, equal to 12 months total remuneration. In the event of redundancy, he is entitled to the payment of a benefit equal to a minimum of 6 months and a maximum of 18 months remuneration depending upon years of service. In the case of Mr Bird's resignation from the employ of the employer, 3 months prior notice thereof must be provided to the employer company.

### G Davy, Managing Director – Sims Recycling Solutions – Europe & North America

Term of agreement – no term specified. Remuneration is reviewed annually by the Remuneration Committee. Mr Davy is entitled to the payment of a termination benefit on termination by the employer, other than for gross misconduct, equal to 6 months salary. In the event of redundancy, he is entitled to the payment of a benefit according to years of service and age of employee at date of redundancy (subject to a maximum payment equal to 21.5 months salary). In the case of Mr Davy's resignation from the employ of the employer, 6 months prior notice thereof must be provided to the employer company.

### R Brown, General Manager New Zealand

Termination agreement dated 12 December 2005 and terminating on 3 July 2006. Mr Brown is entitled to receive a redundancy payment equal to 18 months total annual remuneration.

## D Non-executive directors' ('NEDs') remuneration (audited)

NED fees reflect the demands which are made on, and the responsibilities of, the non-executive directors.

NEDs receive an annual fee, paid monthly, for their services. Non-executive directors do not receive additional fees for serving on established Board committees.

Base fees are set within the maximum amount approved by shareholders from time to time. The current NED fee pool is $1 million and was approved on 8 September 2005 at the Extraordinary General Meeting of the former Sims Group Limited.

NEDs' fees are reviewed annually, considering publicly available information in respect of the level of fees that are paid to directors of other publicly listed companies with a similar market capitalisation and any changes to non-executive director roles and responsibilities over the year.

The Company's non-executive directors' Retirement Allowance Scheme was discontinued effective 30 June 2006. The accrued amounts in respect of the three non-executive directors who still participated (Messrs Mazoudier, Feeney and Brunsdon) were frozen and will be indexed at 5% per annum until payment. The fees paid to Messrs Mazoudier, Feeney and Brunsdon were increased by 33.3%, effective 1 July 2006, to compensate them for their discontinuance of participation in the Retirement Allowance Scheme.



# E. Details of remuneration for financial year ending 30 June 2006 (and prior year) (audited)

Details of the remuneration of the directors and the other Key Management Personnel of the Company is set out in the following tables.

## SIMS GROUP LIMITED - Remuneration of directors and Key Management Personnel - 30 June 2006

| | Short-term employee benefits | | | | Long-term benefits | | | Post employment | | | Share-based payments | | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Accruals | | | | | | | | | |
| | Cash Salary & Fees | Non-monetary benefits | Other short-term benefits | STI Bonus | Annual Leave | Long Service Leave | LTI Bonus | Pension/ Superannuation | Termination Benefits | Retirement Benefits | LTI Shares | Options/ Rights/ Restricted Stock Units | |
| | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ |
| **Directors** | | | | | | | | | | | | | |
| PK Mazoudier Chairman (non-executive) | 201,932 | - | - | - | - | - | - | 18,174 | - | 62,898 | - | - | 283,004 |
| J Neu * Executive Director | 446,768 | 11,403 | - | - | - | - | - | - | - | - | - | - | 458,171 |
| RL Every ** Director (non-executive) | 82,471 | - | 20,617 | - | - | - | - | 9,278 | - | - | - | - | 112,366 |
| PJ Varello* Director (non-executive) | 89,893 | - | 22,473 | - | - | - | - | - | - | - | - | - | 112,366 |
| GN Brunsdon Director (non-executive) | 92,780 | - | - | - | - | - | - | 8,350 | - | 33,203 | - | - | 134,333 |
| AC Copeman # Director (non-executive) | 35,248 | - | - | - | - | - | - | - | - | 9,718 | - | - | 44,966 |
| JM Feeney Director (non-executive) | 92,780 | - | - | - | - | - | - | 8,350 | - | 26,670 | - | - | 127,800 |
| JL Sutcliffe Director & Group Chief Executive | 1,161,331 | 12,584 | - | 925,425 | 188,673 | 167,117 | 202,500 | 176,085 | - | - | 503,275 | 300,451 | 3,637,441 |
| RB Cunningham Executive Director Group Finance & Strategy | 496,716 | 31,029 | - | 372,060 | (1,873) | 7,887 | 248,040 | 92,355 | - | - | 66,047 | - | 1,312,261 |
| **Total Remuneration - Directors** | **2,699,919** | **55,016** | **43,090** | **1,297,485** | **186,800** | **175,004** | **450,540** | **312,592** | **-** | **132,489** | **569,322** | **300,451** | **6,222,708** |
| **Key Management Personnel** | | | | | | | | | | | | | |
| CR Jansen### Chief Executive Sims Hugo Neu | 558,139 | 13,000 | 130,626 | 439,619 | 19,016 | 14,277 | 201,045 | 80,075 | - | - | - | 445,302 | 1,901,099 |
| DR McGree Managing Director Australia & New Zealand | 417,390 | 1,000 | - | 242,728 | 378 | 8,329 | 98,420 | 73,291 | - | - | 52,414 | - | 893,950 |
| WT Bird Managing Director - Metals Recycling - UK | 388,987 | 36,020 | 9,510 | 234,530 | - | - | 97,164 | 68,070 | - | - | - | - | 834,281 |
| G Davy Managing Director - Sims Recycling Solutions - Europe & North America | 388,987 | 36,020 | 9,510 | 240,481 | - | - | 97,164 | 68,070 | - | - | - | - | 840,232 |
| RR Brown## General Manager - NZ | 273,573 | - | 10,000 | 96,434 | (42,940) | 8,800 | 48,217 | 47,875 | 591,125 | - | - | - | 1,033,084 |
| **Total Remuneration - Key Management Personnel** | **2,027,076** | **86,040** | **159,646** | **1,253,792** | **(23,546)** | **31,406** | **542,010** | **337,381** | **591,125** | **-** | **52,414** | **445,302** | **5,502,646** |

* Appointed 31/10/2005 Amount in 'Other short-term benefits' represents payment for services provided before appointment finalised

** Appointed 24/10/2005 Amount in 'Other short-term benefits' represents payment for services provided before appointment finalised

\# Retired 18/11/2005

\## Retired 03/07/06

\### Mr Jansen receives a living away from home allowance whilst on US Secondment included in 'Other short-term benefits'

## SIMS GROUP LIMITED - Remuneration of directors and Key Management Personnel - 30 June 2005

| | Short-term employee benefits | | | | | Long-term benefits | | Post employment | | Share-based payments | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cash Salary & Fees | Non-monetary benefits | Other short-term benefits | STI Bonus | Annual Leave | Long Service Leave | LTI Bonus | Pension/ Super-annuation | Retirement Benefits | Options | |
| | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ |
| **Directors** | | | | | | | | | | | |
| PK Mazoudier<br>Chairman (non-executive) | 183,573 | - | - | - | - | - | - | 16,522 | 95,937 | - | 296,032 |
| GN Brunsdon<br>Director (non-executive) | 84,345 | - | - | - | - | - | - | 7,591 | 35,347 | - | 127,283 |
| AC Copeman<br>Director (non-executive) | 84,345 | - | - | - | - | - | - | - | 42,818 | - | 127,163 |
| JM Feeney<br>Director (non-executive) | 84,345 | - | - | - | - | - | - | 7,591 | 42,818 | - | 134,754 |
| JL Sutcliffe*<br>Director & Group Chief Executive | 668,630 | 70,500 | - | 1,095,000 | 8,275 | 11,253 | 306,464 | 110,870 | - | 736,539 | 3,007,531 |
| RB Cunningham*<br>Executive Director Group Finance & Strategy | 466,483 | 36,116 | - | 454,332 | 31,571 | 27,287 | 190,056 | 87,955 | - | - | 1,293,800 |
| **Total Remuneration - Directors** | **1,571,721** | **106,616** | **-** | **1,549,332** | **39,846** | **38,540** | **496,520** | **230,529** | **216,920** | **736,539** | **4,986,563** |
| **Key Management Personnel** | | | | | | | | | | | |
| CR Jansen*<br>President USA& Asia Pacific | 418,054 | 35,751 | - | 494,388 | 12,494 | 22,229 | 109,217 | 75,495 | - | - | 1,167,628 |
| DR McGree<br>Group Executive General Manager - Australasia | 372,375 | 28,394 | - | 230,274 | 40,692 | 23,958 | 90,604 | 70,135 | - | - | 856,432 |
| WT Bird<br>Managing Director - Metals Recycling - UK | 337,700 | - | - | 189,998 | - | - | 66,868 | 50,845 | - | - | 645,411 |
| G Davy<br>Managing Director - Sims Recycling Solutions - Europe & North America | 337,700 | - | - | 191,359 | - | - | 66,868 | 50,845 | - | - | 646,772 |
| RR Brown<br>General Manager - NZ | 263,051 | - | - | 72,635 | 1,811 | 3,755 | 37,303 | 46,034 | - | - | 424,589 |
| **Total Remuneration - Key Management Personnel** | **1,728,880** | **64,145** | **-** | **1,178,654** | **54,997** | **49,942** | **370,860** | **293,354** | **-** | **-** | **3,740,832** |

* Following the successful merger of Sims Group and Hugo Neu Corporation, special bonus amounts of $500,000, $100,000 and $250,000 were paid to Mr Sutcliffe, Mr Cunningham and Mr Jansen respectively.


SIMS|GROUP
SIMS|GROUP

### Share-based compensation

The terms and conditions of each grant of options, rights, or RSUs affecting remuneration in the previous, this or future reporting periods are as follows:

**Employee Share Plan**

| Grant date | Expiry date | Exercise price | Value per share at grant date ($) | Date exercisable |
|---|---|---|---|---|
| 1 July 2005 | 30 June 2010 | Nil | 5.56 | 30 June 2006 |
| 1 July 2005 | 30 June 2010 | Nil | 6.04 | 30 June 2008 |

| Name | Number of LTI shares granted during the year | | Number of LTI shares vested during the year | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| Directors | | | | |
| J Sutcliffe | **90,517** | Nil | **Nil** | Nil |
| R Cunningham | **11,879** | Nil | **Nil** | Nil |
| Other Key Management Personnel | | | | |
| D McGree | **9,427** | Nil | **Nil** | Nil |

**Performance Rights**

| Grant date | Expiry date | Exercise price | Value per right at grant date ($) | Date exercisable |
|---|---|---|---|---|
| 6 October 2005<br>J Sutcliffe | 31 October 2010 | Nil | 14.18 | 20% after 31 October 2006;<br>20% after 31 October 2007;<br>20% after 31 October 2008;<br>20% after 31 October 2009;<br>20% after 31 October 2010 |
| 18 November 2005<br>R Cunningham | 30 June 2008 | Nil | 14.81 | 50% after 30 June 2007;<br>50% after 30 June 2008 |

| Name | Number of Rights granted during the year | | Number of Rights vested during the year | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| Directors | | | | |
| J Sutcliffe | **119,913** | Nil | **Nil** | Nil |
| R Cunningham | **29,978** | Nil | **Nil** | Nil |

**Restricted Stock Units**

| Grant date | Expiry date | Exercise price | Value per right at grant date ($) | Date exercisable |
|---|---|---|---|---|
| 1 November 2005 | 30 June 2009 | Nil | 14.72 | 25% after 30 June 2006;<br>25% after 30 June 2007;<br>25% after 30 June 2008;<br>25% after 30 June 2009 |

| Name | Number of RSUs granted during the year | | Number of RSUs vested during the year | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Key Management Personnel | | | | |
| C R Jansen | 79,634 | Nil | 19,909 | Nil |

## F. Additional information (unaudited)

The aggregate level of executive reward takes into account the performance of the consolidated entity over a number of years, with greater emphasis given to the current and prior year. Over the past 5 years, the consolidated entity's profit from ordinary activities after income tax has grown at approximately 39% per annum on average. Shareholder wealth (excluding the effect, which was not considered material, of the Company's buy-back of shares in the financial 2004 year) has grown at approximately 36% per annum on average during the past 5 years. The aggregated average remuneration (excluding 'abnormal' payments) of the Group Chief Executive, the Executive Director Group Finance & Strategy, and the country heads of Australia, United Kingdom, and the United States, has grown at approximately 17% per annum on average during the past 5 years.

### Analysis of short-term incentive entitlements for the year

**Short-term incentive entitlements 2006**

| | Maximum that could be earned % of Total Fixed Remuneration | % Payable of maximum that could be earned | % Forfeited |
|---|---|---|---|
| **Directors** | | | |
| J Sutcliffe | 70.0 | 97.9 | 2.1 |
| R Cunningham | 60.0 | 100.0 | - |
| **Other Key Management Personnel** | | | |
| C R Jansen | 75.0 | 87.5 | 12.5 |
| D McGree | 50.0 | 98.7 | 1.3 |
| W T Bird | 50.0 | 96.6 | 3.4 |
| G Davy | 50.0 | 99.0 | 1.0 |
| R Brown | 30.0 | 100.0 | - |

## Analysis of long-term and retention incentive entitlements for the year

| Name | Cash | | LTI Shares | | Financial year in which LTI share grant vests | Value yet to vest | | Rights/RSUs | | Financial year in which rights/RSUs grant vests | Value yet to vest | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | % Payable | % Forfeited | % Vested | % Forfeited | | Min (1) $ | Max (2) $ | % Vested | % Forfeited | | Min (1) $ | Max (3) $ |
| **Directors** | | | | | | | | | | | | |
| J Sutcliffe | 100.0 | - | nil | - | 2007 | nil | 503,275 | - | - | 2007 | nil | 340,079 |
| | | | | | | | | | | 2008 | nil | 340,079 |
| | | | | | | | | | | 2009 | nil | 340,079 |
| | | | | | | | | | | 2010 | nil | 340,079 |
| | | | | | | | | | | 2011 | nil | 340,051 |
| R Cunningham | 100.0 | - | nil | - | 2007 | nil | 66,047 | - | - | 2007 | nil | 221,987 |
| | | | | | | | | | | 2008 | nil | 221,987 |
| **Other Key Management Personnel** | | | | | | | | | | | | |
| C R Jansen | 100.0 | - | - | - | - | - | - | 25.0 | - | 2007 | nil | 293,060 |
| | | | | | | | | | | 2008 | nil | 293,060 |
| | | | | | | | | | | 2009 | nil | 293,031 |
| D McGree | 100.0 | - | nil | - | 2007 | nil | 52,414 | - | - | - | - | - |
| W T Bird | 100.0 | - | - | - | - | - | - | - | - | - | - | - |
| G Davy | 100.0 | - | - | - | - | - | - | - | - | - | - | - |
| R Brown | 100.0 | - | - | - | - | - | - | - | - | - | - | - |

(1) The minimum value of LTI Shares, Performance Rights and RSUs yet to vest is $nil as the performance criteria may not be met and consequently the Share, Right or RSU may not vest.

(2) The maximum value of the LTI Shares that are yet to vest is not determinable as it depends on the market price of shares of the Company on the Australian Stock Exchange at the date the share is exercised. The maximum values presented above represent the weighted fair value of shares granted at grant date. Fair value has been determined with reference to a dividend yield of 5.5% p.a., expected vesting dates and an assessment of the probability of achievement of continuous service and non-market performance criteria. Refer Note 27, Notes to Financial Statements.

(3) The maximum value of Performance Rights and RSUs yet to vest is not determinable as it depends on the market price of shares of the Company on the Australian Stock Exchange at the date the Right or RSU is exercised. The maximum values presented above represent the weighted fair value of Performance Rights or RSUs granted at grant date. Fair value has been determined with reference to a dividend yield of 5.5% p.a., expected vesting dates and an assessment of the probability of achievement of continuous service and non-market performance criteria.

**For and on behalf of the board:**

**Paul Mazoudier**
Chairman

**Jeremy Sutcliffe**
Group Chief Executive

Sydney 1 September 2006

# INCOME STATEMENTS
for the year ended 30 June 2006





| | Notes | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|---|
| **Revenue from continuing operations** | 3 | **3,754,509** | 2,565,603 | **47,617** |
| Other income | 4 | **2,105** | 5,243 | - |
| Raw materials and changes in inventories of finished goods | | **(2,471,870)** | (1,625,441) | - |
| Freight expense | | **(373,153)** | (249,701) | - |
| Employee benefits expense | | **(238,386)** | (191,606) | **(1,271)** |
| Depreciation and amortisation expense | 5 | **(41,505)** | (32,784) | - |
| Repairs and maintenance expense | | **(92,415)** | (64,862) | - |
| Other expenses from ordinary activities | | **(238,200)** | (118,997) | - |
| Finance costs | 5 | **(18,360)** | (5,834) | - |
| Share of net profit of associates accounted for using the equity method | 30 | **2,874** | 2,626 | - |
| **Profit before income tax** | | **285,599** | 284,247 | **46,346** |
| Income tax (expense)/benefit | 7 | **(88,953)** | (87,216) | **76** |
| **Profit attributable to members of Sims Group Limited** | | **196,646** | 197,031 | **46,422** |
| | | **Cents** | Cents | |
| Basic earnings per share | 34 | **174.2** | 216.3 | |
| Diluted earnings per share | 34 | **173.7** | 216.1 | |

Refer note 39(2) for reconciliation of the 2005 income statement between previous AGAAP and AIFRS including the impact on basic and diluted earnings per share for the year ended 30 June 2005.

*The above income statements should be read in conjunction with the accompanying notes.*

# BALANCE SHEETS
as at 30 June 2006



| | Notes | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current assets** | | | | |
| Cash and cash equivalents | 35 | **15,800** | 46,008 | - |
| Receivables | 8 | **356,019** | 214,194 | **12,428** |
| Inventories | 9 | **333,187** | 150,956 | - |
| Derivative financial instruments | 37 | **903** | - | - |
| | | **705,909** | 411,158 | **12,428** |
| Non-current assets classified as held for sale – land and buildings | 12 | **5,733** | - | - |
| **Total current assets** | | **711,642** | 411,158 | **12,428** |
| **Non-current assets** | | | | |
| Receivables | 8 | - | 5,794 | - |
| Investments accounted for using the equity method | 10 | **21,761** | 10,272 | - |
| Other financial assets | 11 | - | - | **2,507,184** |
| Property, plant and equipment | 12 | **590,668** | 337,687 | - |
| Deferred tax assets | 13 | **34,693** | 23,416 | - |
| Intangible assets | 14 | **579,075** | 110,002 | - |
| **Total non-current assets** | | **1,226,197** | 487,171 | **2,507,184** |
| **Total assets** | | **1,937,839** | 898,329 | **2,519,612** |
| **LIABILITIES** | | | | |
| **Current liabilities** | | | | |
| Payables | 15 | **341,752** | 182,469 | **12,568** |
| Derivative financial instruments | 37 | **1,263** | - | - |
| Current tax liabilities | 17 | **22,343** | 31,627 | **12,352** |
| Provisions | 18 | **20,881** | 15,476 | - |
| **Total current liabilities** | | **386,239** | 229,572 | **24,920** |
| **Non-current liabilities** | | | | |
| Payables | 15 | - | - | **390,963** |
| Borrowings | 16 | **301,459** | 98,946 | - |
| Deferred tax liabilities | 17 | **28,744** | 20,534 | - |
| Provisions | 18 | **19,782** | 9,628 | - |
| Retirement benefit obligations | 19 | **4,830** | 22,193 | - |
| **Total non-current liabilities** | | **354,815** | 151,301 | **390,963** |
| **Total liabilities** | | **741,654** | 380,873 | **415,883** |
| **Net assets** | | **1,196,785** | 517,456 | **2,103,729** |
| **EQUITY** | | | | |
| Contributed equity | 20 | **780,108** | 220,665 | **2,100,764** |
| Reserves | 22 | **77,589** | 26,039 | **2,524** |
| Retained profits | 22 | **339,088** | 270,752 | **441** |
| **Total equity** | 21 | **1,196,785** | 517,456 | **2,103,729** |

Refer note 39(1)(B) for reconciliation of the balance sheet for the year ended 30 June 2005 between previous AGAAP and AIFRS.

*The above balance sheet should be read in conjunction with the accompanying notes.*

| | Notes | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|---|
| Defined benefit plan actuarial gain/(loss) (net of tax) | 22 | **3,869** | (5,117) | - |
| Gain on revaluation of land and buildings (net of tax) | 22 | **27,465** | 27,876 | - |
| Changes in fair value of cash flow hedges (net of tax) | 22 | **383** | - | - |
| Exchange differences on translation of foreign operations | 22 | **17,764** | (24,699) | - |
| **Net income recognised directly in equity** | | **49,481** | (1,940) | - |
| **Profit for the year** | | **196,646** | 197,031 | **46,422** |
| **Total recognised income and expense for the year** | | **246,127** | 195,091 | **46,422** |

*The above statements of recognised income and expense should be read in conjunction with the accompanying notes.*

# STATEMENTS OF CASH FLOWS
for the year ended 30 June 2006

| | Notes | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Receipts from customers (inclusive of goods and services tax) | | **3,732,075** | 2,682,485 | - |
| Payments to suppliers and employees (inclusive of goods and services tax) | | **(3,412,100)** | (2,400,591) | - |
| | | **319,975** | 281,894 | - |
| Interest received | | **2,047** | 468 | - |
| Interest paid | | **(18,360)** | (5,834) | - |
| Dividends received | | **-** | - | **30,963** |
| Income taxes paid | | **(95,091)** | (83,721) | - |
| **Net cash inflow from operating activities** | 35 | **208,571** | 192,807 | **30,963** |
| **Cash flows from investing activities** | | | | |
| Payments for property, plant and equipment | | **(76,481)** | (62,502) | - |
| Loans advanced to associates | | **-** | (2,027) | - |
| Payments for subsidiaries and businesses | 29 | **(28,515)** | (54,694) | - |
| Proceeds from sale of property, plant and equipment | | **2,021** | 4,081 | - |
| **Net cash outflow from investing activities** | | **(102,975)** | (115,142) | - |
| **Cash flows from financing activities** | | | | |
| Proceeds from borrowings | | **337,801** | 178,705 | - |
| Repayment of borrowings | | **(363,988)** | (112,096) | - |
| Proceeds from issue of shares | | **1,309** | - | - |
| Dividends paid | | **(113,292)** | (118,412) | **(30,963)** |
| **Net cash outflow from financing activities** | | **(138,170)** | (51,803) | **(30,963)** |
| **Net (decrease)/increase in cash held** | | **(32,574)** | 25,862 | - |
| **Cash at the beginning of the financial year** | | **46,008** | 20,107 | - |
| Effects of exchange rate changes on cash and cash equivalents | | **2,366** | 39 | - |
| **Cash at the end of the financial year** | 35 | **15,800** | 46,008 | - |

*The above statements of cash flows should be read in read in conjunction with the accompanying notes.*

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Sims Group Limited as an individual entity and the consolidated entity consisting of Sims Group Limited and its subsidiaries.

### (a) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Sims Group Limited was incorporated on 20 June 2005 and is the parent company. The financial year of the parent company in these financial statements covers the period from 20 June 2005 to 30 June 2006. No comparative figures exist for the parent company.

Under the terms of a scheme of arrangement entered into between Sims Group Limited and Sims Group Australia Holdings Limited (formerly known as Sims Group Limited) on 31 October 2005, the shareholders in Sims Group Australia Holdings Limited exchanged their shares in that entity for the shares in Sims Group Limited. Under the terms of AASB 3 *Business Combinations*, Sims Group Australia Holdings Limited was deemed to be the acquirer in this business combination. This transaction has therefore been accounted for as a reverse acquisition under AASB 3. Accordingly the consolidated financial statements of Sims Group Limited have been prepared as a continuation of the consolidated financial statements of Sims Group Australia Holdings Limited. Sims Group Australia Holdings Limited, as the deemed acquirer, has acquisition accounted for Sims Group Limited as at 31 October 2005. The comparative information presented in the consolidated financial statements is that of Sims Group Australia Holdings Limited.

*Compliance with IFRSs*

Australian Accounting Standards include AIFRSs. Compliance with AIFRs ensures that the consolidated financial statements and notes of Sims Group Limited comply with International Financial Reporting Standards (IFRSs). The parent entity financial statements and notes also comply with IFRSs except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 Financial Instruments: Presentation and Disclosure.

***Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards***

These financial statements are the first Sims Group Limited financial statements to be prepared in accordance with AIFRS. AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing these financial statements.

Until 30 June 2005 the financial statements had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differ in certain respects from AIFRS. When preparing Sims Group Limited 2006 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The exemption available under AASB 1 to only apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005 was taken.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Group's equity and its net income are given in note 39.

*Historical cost convention*

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss and certain classes of property, plant and equipment.

### (b) Principles of consolidation

*(i) Subsidiaries*

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Sims Group Limited ("company" or "parent entity") as at 30 June 2006 and the results of all subsidiaries for the year then ended. Sims Group Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 1(i)).

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

*(ii) Associates*

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the investor entities' financial statements using the cost method and in the consolidated financial statements using the equity method of accounting.

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

after initially being recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition (refer note 30).

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity's income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

*(iii) Joint ventures*

Unincorporated joint venture operations

The proportionate interests in the assets, liabilities, income and expenses of joint venture operations have been incorporated in the financial statements under the appropriate headings. Details of the joint ventures are set out in note 31.

### (c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

### (d) Foreign currency translation

*(i) Functional and presentation currency*

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Australian dollars, which is Sims Group Limited's functional and presentation currency.

*(ii) Transactions and balances*

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

*(iii) Group companies*

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold or borrowings repaid, a proportionate share of such exchange differences is recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

### (e) Revenue recognition

Sales revenue represents revenue earned from the sale of the consolidated entity's products, net of returns, trade allowances and duties and taxes paid. Sales revenue is recognised when the goods have been despatched to a customer pursuant to a sales order and associated risks have passed to the carrier or customer.

Service revenue principally represents revenue earned from the collection of end-of-life post consumer products for the purpose of product recycling. Service revenue is recognised when the services have been provided. Service revenue received in advance of the service being rendered is deferred.

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### (f) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets to which the grant relate.

### (g) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in subsidiaries where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

The tax consolidated group formed under the relevant Australian tax consolidation legislation of Sims Group Australia Holdings Limited and its wholly owned Australian subsidiaries has ceased to exist following the scheme of arrangement on 31 October 2005. It has formed a new tax consolidated group under which Sims Group Limited has been the head entity from 1st November 2005. The Australian Taxation Office has yet to be notified of this decision. As a consequence the tax values of certain assets of entities in the new consolidated group has been reset. The effect of remeasuring the deferred tax balances to reflect the impact of resetting the tax value of assets has been brought to account in the current financial period.

The head entity, Sims Group Limited, and the subsidiaries in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Sims Group Limited also recognises the current tax liabilities (or assets) arising from subsidiaries in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the group. Details about the tax funding agreement are disclosed in note 7.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

### (h) Leases

Leases of property, plant and equipment where the Group has assumed substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Lease income from operating leases is recognised in income on a straight-line basis over the lease term.

### (i) Acquisition of assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to note 1(s)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

### (j) Impairment of assets

Goodwill is tested annually for impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell, and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

### (k) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet where they are repayable on demand.

### (l) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are due for settlement no more than 90 days from the date of recognition.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the estimated future cash flows. The amount of the provision is recognised in the income statement.

### (m) Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of first-in first-out or weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

### (n) Maintenance and repairs

Plant of the consolidated entity is required to be overhauled on a regular basis. Overhauls are managed as part of an ongoing major plant cyclical maintenance program. The costs of this maintenance are charged as expenses as incurred, except where they relate to the replacement of a component of an asset, in which case the costs are capitalised and depreciated in accordance with note 1(r). Other routine operating maintenance, repair and minor renewal costs are also charged as expenses as incurred.

### (o) Investments and other financial assets

*From 1 July 2004 to 30 June 2005*

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.

*Adjustments on transition date: 1 July 2005*

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that, with the exception of held-to-maturity investments and loans and receivables which are measured at amortised cost (refer below), fair value is the measurement basis. Changes in fair value are either taken to the income statement or an equity reserve (refer below). At the date of transition (1 July 2005) changes to carrying amounts are taken to retained earnings or reserves.

*From 1 July 2005*

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of held-to-maturity assets, re-evaluates this designation at each reporting date.


Yellow
Cab
Co.



# 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*(i) Financial assets at fair value through profit or loss*

This category has two sub-categories: financial assets held for trading and derivatives designated at fair value through profit or loss on initial recognition. A financial asset is classified as held for trading if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset as held for trading if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are designated at fair value through profit and loss unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

*(ii) Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

*(iii) Held-to-maturity investments*

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

*(iv) Available-for-sale financial assets*

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date being the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity in the available-for-sale investments revaluation reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss–measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss–is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

## (p) Derivatives

*From 1 July 2004 to 30 June 2005*

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The Group has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.

*Adjustments on transition date: 1 July 2005*

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that derivatives are measured on a fair value basis. Changes in fair value are either taken to the income statement or an equity reserve (refer below). At the date of transition (1 July 2005) changes in the carrying amounts of derivatives are taken to retained earnings or reserves, depending on whether the criteria for hedge accounting are satisfied at the transition date.

*From 1 July 2005*

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges).

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

*(i) Fair value hedge*

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

*(ii) Cash flow hedge*

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

*(iii) Derivatives that do not qualify for hedge accounting*

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

### (q) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables is assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

The fair value of property, plant and equipment is determined as set out in note 1(r).

### (r) Property, plant and equipment

Land, buildings and leasehold improvements are shown at fair value, based on periodic, but at least triennial, valuations by external independent valuers, less subsequent depreciation for buildings and leasehold improvements. Fair value represents the amounts for which the assets could be exchanged between willing parties in an arms length transaction, based on current prices in an active market for similar properties in the same location and condition. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. All other property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Increases in the carrying amounts arising on revaluation of land and buildings are credited to the asset revaluation reserve in shareholders' equity. To the extent that the increase reverses a decrease previously recognised in profit or loss, the increase is first recognised in profit and loss. Decreases that reverse previous increases of the same asset are first charged against revaluation reserves directly in equity to the extent of the remaining reserve attributable to the asset; all other decreases are charged to the income statement.

Land is not depreciated. Depreciation on other assets is calculated using the straight line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:





# 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

| | |
|---|---|
| Buildings | 25–40 years |
| Plant and equipment | 3–14 years |

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(j)).

Gains and losses on disposals are determined by comparing proceeds with carrying amounts. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

### (s) Intangible assets

*(i) Goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates. Goodwill acquired in business combinations is not amortised. Instead, goodwill is reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

### (t) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

### (u) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as non-current liabilities.

### (v) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the entity's outstanding borrowings during the year. There were no interest costs capitalised for the construction of any qualifying asset during the year.

### (w) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

### (x) Employee benefits

Sims Group has made an election in accordance with subsection 334(5) of the *Corporations Act* to adopt AASB 119 *Employee Benefits (January 2006)* which will apply to the financial year ended 30 June 2006.

*(i) Wages and salaries, annual leave and sick leave*

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

*(ii) Long service leave*

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

*(iii) Retirement benefit obligations*

All employees of the Group are entitled to benefits on retirement, disability or death from the Group's superannuation plans. The Group has a defined benefit section and a defined contribution section within its plans. The defined benefit section provides defined lump sum benefits based on years of service and final average salary. The defined contribution section receives fixed contributions from Group companies and the Group's legal or constructive obligation is limited to those contributions.

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date plus unrecognised actuarial gains (less unrecognised actuarial losses) less the fair value of the superannuation fund's assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries using

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity.

Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation (e.g. taxes on investment income and employer contributions) are taken into account in measuring the net liability or asset.

Contributions to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

*(iv) Share-based payments*

Share-based compensation benefits are provided to employees via the Sims Group Employee Option Plan and an employee share scheme.

***Share options granted before 7 November 2002 and/or vested before 1 January 2005***

No expense is recognised in respect of the options or shares issued to employees for nil consideration. Shares issued following the exercise of options are recognised at that time and the proceeds received allocated to share capital.

***Share options granted after 7 November 2002 and vested after 1 January 2005***

The fair value of options granted under the Sims Group Employee Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which employees become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

*(v) Profit-sharing and bonus plans*

The Group recognises a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company's shareholders after certain adjustments. The Group recognises a provision where contractually obliged to do so or where there is a past practice that has created a constructive obligation.

### (y) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

### (z) Dividends

Provision is made for the amount of any dividend determined or declared on or before the end of the year but not distributed at balance date.

### (aa) Earnings per share

*(i) Basic earnings per share*

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

*(ii) Diluted earnings per share*

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

### (ab) Financial instrument transaction costs

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The Group has applied previous Australian GAAP (AGAAP) in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Under previous AGAAP transaction costs were excluded from the amounts disclosed in the financial statements. Under AIFRS such costs are included in the carrying amounts. At the date of transition to AASB 132 and AASB 139 the adjustment to carrying amounts for the Group was immaterial.





## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### (ac) Business combinations

The Group has elected to apply the exemption in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* not to apply *AASB 3 Business Combinations* retrospectively to past business combinations (business combinations that occurred before the date of transition to AIFRS).

### (ad) Rounding of amounts

The company is of a kind referred to in Class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

## 2 FINANCIAL RISK MANAGEMENT

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk. The Group's overall risk management program recognises the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts, commodity hedges and interest rate swaps to hedge certain risk exposures.

Risk management is carried out by the Group's treasury officers persuant to policies approved by the Board of Directors. Treasury identifies, evaluates and hedges financial risks in close cooperation with the operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as mitigating foreign exchange, commodity price risk, interest rate and credit risks, use of derivative financial instruments and investing excess liquidity.

### (a) Market risk

*(i) Foreign exchange risk*

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency. The Group operates internationally and is exposed to foreign exchange risk arising from currency exposures to the US Dollar, British Pound Sterling, Euro and New Zealand Dollars. Forward contracts, transacted by Treasury, are used to manage foreign exchange risk. Treasury is responsible for managing exposures in each foreign currency by using external forward currency contracts.

The Group's risk management policy is to hedge anticipated transactions in foreign currencies for periods up to 12 months. Projected sales qualify as "highly probable" forecast transactions for hedge accounting purposes.

*(ii) Price risk*

The Group is exposed to commodity price risk. This arises from the holding of inventory which is recorded in accordance with accounting policy set out in note 1(m). The Group's risk management policy is to hedge as and when it is deemed appropriate, the inventories of copper, nickel and nickel alloy commodities by the use of commodity hedge contracts.

*(iii) Fair value interest rate risk*

Refer to (d) below.

### (b) Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an acceptable credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions.

### (c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate amount of committed credit facilities and the ability to close-out market positions. Due to the dynamic nature of the underlying businesses, Treasury aims at maintaining flexibility in funding by keeping committed credit lines available.

### (d) Cash flow and fair value interest rate risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

The Group's interest-rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. The Group has not entered into floating to fixed interest rate swaps during the financial year.



| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|

## 3 REVENUE

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Sales revenue | | | |
| Sale of goods | **3,605,135** | 2,478,694 | - |
| Services | **147,272** | 86,353 | - |
| | **3,752,407** | 2,565,047 | - |
| Other revenue | | | |
| Interest | **2,047** | 468 | - |
| Dividends | - | - | **46,600** |
| Management fees | - | - | **1,017** |
| Rents | **55** | 88 | - |
| | **2,102** | 556 | **47,617** |
| | **3,754,509** | 2,565,603 | **47,617** |

## 4 OTHER INCOME

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Net gain on disposal of property, plant and equipment | - | 2,794 | - |
| Insurance recovery | **107** | 518 | - |
| Net revaluation losses reversed in the profit and loss | **1,188** | 1,917 | - |
| Net foreign exchange gains | - | 14 | - |
| Government grants | **810** | - | - |
| | **2,105** | 5,243 | - |

## 5 EXPENSES

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **Profit before income tax includes the following specific expenses:** | | | |
| Depreciation | | | |
| Buildings | **2,815** | 1,954 | - |
| Plant and equipment | **35,984** | 29,588 | - |
| Total depreciation | **38,799** | 31,542 | - |
| Amortisation | | | |
| Leasehold improvements | **2,706** | 1,242 | - |
| Total depreciation and amortisation | **41,505** | 32,784 | - |
| Interest and finance charges paid/payable | **18,360** | 5,834 | - |
| Net loss on disposal of property, plant and equipment | **705** | - | - |
| Rental expenses relating to operating leases | **20,395** | 11,036 | - |
| Net foreign exchange losses | **34** | - | - |
| Defined contribution superannuation expense | **4,448** | 4,032 | - |
| Research and development | **1,380** | 1,078 | - |

| | Consolidated 2006 $ | Consolidated 2005 $ | Parent entity 2006 $ |
|---|---|---|---|
| **6 REMUNERATION OF AUDITORS** | | | |
| **Assurance Services** | | | |
| **1. Audit services** | | | |
| Fees paid and payable to PricewaterhouseCoopers Australian Firm | | | |
| Audit and review of financial reports and other work under the Corporations Act 2001 | **432,000** | 342,500 | - |
| Fees paid to related practices of PricewaterhouseCoopers Australian Firm | | | |
| Audit and review of financial reports | **693,635** | 381,540 | - |
| **Total remuneration for audit services** | **1,125,635** | 724,040 | - |
| **2. Other Assurance services** | | | |
| Fees paid and payable to PricewaterhouseCoopers Australian Firm | | | |
| Other audit related services | **125,500** | - | - |
| Due diligence services | **120,676** | 1,368,122 | - |
| Fees paid to related practices of PricewaterhouseCoopers Australian Firm | | | |
| Due diligence services | - | 749,202 | - |
| **Total remuneration for other assurance services** | **246,176** | 2,117,324 | - |
| **Total remuneration for assurance services** | **1,371,811** | 2,841,364 | - |
| **Taxation services** | | | |
| Fees paid and payable to PricewaterhouseCoopers Australian Firm | | | |
| Tax compliance services including review of company income tax returns | **175,300** | 67,787 | - |
| Tax advice on acquisitions | - | 7,400 | - |
| Tax consulting and advice | **270,039** | 29,550 | - |
| Fees paid to related practices of PricewaterhouseCoopers Australian Firm | | | |
| Tax compliance services including review of company income tax returns | **11,584** | 27,039 | - |
| **Total remuneration for taxation services** | **456,923** | 131,776 | - |
| Fees paid to auditors other than PricewaterhouseCoopers or its related practices | | | |
| Audit and review of the financial reports of joint ventures and other entities in the consolidated entity and other work under the Corporations Act 2001 | **18,353** | 25,445 | - |

It is Sims Group Limited's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit where PricewaterhouseCoopers' expertise and experience with Sims Group Limited are important. These assignments are principally for tax advice and due diligence on acquisitions, or where PricewaterhouseCoopers are awarded assignments on a competitive basis.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **7 INCOME TAX** | | | |
| **(a) Income tax expense** | | | |
| Current tax | **80,271** | 87,445 | **(76)** |
| Deferred tax | **9,821** | 2,011 | **-** |
| (Over)/under provision in prior years | **(1,139)** | (2,240) | **-** |
| | **88,953** | 87,216 | **(76)** |
| **(b) Numerical reconciliation of income tax expense to prima facie tax payable** | | | |
| Tax at the Australian tax rate of 30% (2005: 30%) | **85,680** | 85,274 | **13,904** |
| Tax effect of permanent differences: | | | |
| Non-deductible amortisation and depreciation | **(134)** | (357) | **-** |
| Expenses not allowable | **903** | 1,830 | **-** |
| Research and development | **(90)** | - | **-** |
| Non-assessable income | **373)** | (556) | **-** |
| Losses not tax effected | **33** | - | **-** |
| Dividend received from subsidiaries | **-** | - | **(13,980)** |
| Extra territorial income tax credit | **(3,102)** | (984) | **-** |
| Share of net profit of associates | **(862)** | (788) | **-** |
| Income tax adjusted for permanent differences | **82,055** | 84,419 | **(76)** |
| Difference in overseas tax rates | **8,739** | 6,659 | **-** |
| Utilisation of group losses not previously recognised | **(702)** | (1,622) | **-** |
| (Over)/under provision in prior years | **(1,139)** | (2,240) | **-** |
| Income tax expense/(benefit) | **88,953** | 87,216 | **(76)** |
| **(c) Amounts recognised directly in equity** | | | |
| Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity | | | |
| Net deferred tax | | | |
| Arising on equity movements in the current period | **6,937** | 11,344 | **-** |
| Adjustments on formation of the new Australian tax consolidated group | **(9,552)** | - | **-** |
| | **(2,615)** | 11,344 | **-** |
| **(d) Tax losses** | | | |
| Unused tax losses for which no deferred tax asset has been recognised | **6,539** | 8,588 | **-** |
| Potential tax benefit @ 30% | **1,962** | 2,576 | **-** |

## 7 INCOME TAX (CONTINUED)

**Tax consolidation legislation**

The tax consolidated group formed under the relevant tax consolidation legislation of Sims Group Australia Holdings Limited and its wholly-owned Australian subsidiaries has ceased to exist following the scheme of arrangement on 31 October 2005. A new tax consolidated group under which Sims Group Limited is the head entity was formed on 1 November 2005. The Australian Taxation Office has yet to be notified of this decision. As a consequence the tax values of certain assets of entities in the new consolidated group will be reset. The effect of remeasuring the deferred tax balances to reflect the impact of resetting the tax value of assets has been brought to account in the current financial period. The accounting policy in relation to the tax consolidation legislation is set out in note 1(g).

The entities in the new tax consolidated group have entered into a tax sharing and funding agreement. Under the terms of this agreement, the wholly-owned entities reimburse Sims Group Limited in full for any current tax payable by Sims Group Limited arising in respect of their activities. The reimbursements are payable at the same time as the associated income tax liability falls due and has therefore been recognised as a current tax-related receivable by Sims Group Limited. The tax sharing agreement is also a valid agreement under the tax consolidation legislation and limits the joint and several liability of the wholly-owned entities in the case of a default by Sims Group Limited.

## 8 RECEIVABLES

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **Current** | | | |
| Trade receivables | **307,266** | 176,537 | - |
| Provision for doubtful receivables | **(3,051)** | (2,055) | - |
| | **304,215** | 174,482 | - |
| Other receivables and deferred expenses | **31,559** | 28,212 | - |
| Prepayments | **20,245** | 11,500 | - |
| Net tax-related amounts receivable from subsidiaries | **-** | - | **12,428** |
| | **356,019** | 214,194 | **12,428** |
| **Non-current** | | | |
| Other receivables and deferred expenses | - | 5,794 | - |
| | - | 5,794 | - |

Further information relating to related parties and directors is set out in note 32 and details of interest rates, credit risk and fair values is set out in note 38.

**(a) Bad and doubtful trade receivables**

The Group has recognised a loss of $0.986m (2005: $1.630m) in respect of bad and doubtful trade receivables during the year ended 30 June 2006. The loss has been included in 'other expenses' in the income statement.

**(b) Other receivables**

These amounts generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.

**(c) Net tax-related amounts receivable from subsidiaries**

Refer to note 7 for details about tax sharing and compensation agreements.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **9 INVENTORY** | | | |
| Raw materials at net realisable value | **97,770** | 61,284 | - |
| Stores and spare parts at net realisable value | **22,036** | 12,706 | - |
| Finished goods at net realisable value | **213,381** | 76,966 | - |
| | **333,187** | 150,956 | - |
| **(a) Inventory expense** | | | |
| Inventories recognised as expense during the year amounted to: | **2,553,257** | 1,698,053 | - |
| Write-downs of inventories to net realisable value recognised as an expense and included in 'raw materials and consumables used' in the income statement during the year amounted to: | **297** | 3,873 | - |
| **10 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD** | | | |
| Shares in associates (note 30) | **21,761** | 10,272 | - |
| **11 OTHER FINANCIAL ASSETS** | | | |
| **Other (non-traded) investments** | | | |
| Shares in subsidiaries (note 29) | - | - | **2,507,184** |
| **12 PROPERTY, PLANT AND EQUIPMENT** | | | |
| **Freehold land** | | | |
| Fair value | **228,803** | 111,057 | - |
| **Buildings** | | | |
| Fair value | **65,923** | 47,367 | - |
| **Leasehold improvements** | | | |
| Fair value | **27,438** | 15,961 | - |
| **Plant and equipment** | | | |
| Cost | **499,228** | 367,639 | - |
| Accumulated depreciation | **(308,934)** | (217,230) | - |
| | **190,294** | 150,409 | - |
| **Capital work in progress – cost** | **78,210** | 12,893 | - |
| | **590,668** | 337,687 | - |
| **Non-current assets classified as held for sale – land and buildings** | | | |
| Land | **1,310** | - | - |
| Buildings | **4,423** | - | - |
| | **5,733** | - | - |

## 12 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Land and buildings which are classified as held for sale pursuant to a signed sales contact are carried at fair value net of selling costs. The sale of these is expected to be completed during the next financial year. No profit is expected to arise on the sale.

### Valuations of freehold land, buildings and leasehold improvements

The valuation basis of land, building and leasehold improvements is fair value being the amounts for which the assets could be exchanged between willing parties in an arms length transaction, based on current prices in an active market for similar properties in the same location and condition. The 2006 valuations were made by the directors as at 30 June 2006. The directors' assessment of the valuations was based on a combination of independent valuer reports and appraisals, recent transaction prices and local market knowledge. The 30 June 2005 valuations were based on independent assessments.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **Carrying amounts that would have been recognised if land and buildings were stated at cost** | | | |
| **Freehold land** | | | |
| Cost | **91,350** | 69,125 | - |
| **Buildings including leasehold improvements** | | | |
| Cost | **132,013** | 49,567 | - |
| Accumulated depreciation | **(42,845)** | (12,005) | - |
| | **89,168** | 37,562 | - |

| Reconciliation of movements – 2006 | Freehold Land $'000 | Buildings $'000 | Leasehold Improvements $'000 | Plant & Equipment $'000 | Capital Work In Progress $'000 | Total $'000 |
|---|---|---|---|---|---|---|
| **Consolidated** | | | | | | |
| Opening net book amount at 1 July 2005 | 111,057 | 47,367 | 15,961 | 150,409 | 12,893 | 337,687 |
| Additions | 2,021 | 7,931 | 2,797 | 42,796 | 20,936 | 76,481 |
| Disposals | - | (1,093) | - | (1,633) | - | (2,726) |
| Classified as held for sale or transfers | (1,188) | (4,613) | 231 | 3,251 | (3,414) | (5,733) |
| Depreciation/amortisation expense (note 5) | - | (2,815) | (2,706) | (35,984) | - | (41,505) |
| Acquisition due to purchase of subsidiaries and businesses | 102,303 | 8,077 | 10,852 | 28,549 | 48,026 | 197,807 |
| Revaluation increments recognised in asset revaluation reserve (note 22) | 13,097 | 9,989 | - | - | - | 23,086 |
| Revaluation losses reversed in the profit and loss account | 1,188 | - | - | - | - | 1,188 |
| Foreign currency exchange differences | 325 | 1,080 | 303 | 2,906 | (231) | 4,383 |
| Closing net book amount at 30 June 2006 | 228,803 | 65,923 | 27,438 | 190,294 | 78,210 | 590,668 |

## 12 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

| Reconciliation of movements – 2005 | Freehold Land $'000 | Buildings $'000 | Leasehold Improve-ments $'000 | Plant & Equipment $'000 | Capital Work In Progress $'000 | Total $'000 |
|---|---|---|---|---|---|---|
| **Consolidated** | | | | | | |
| Opening net book amount at 1 July 2004 | 69,185 | 31,748 | 8,124 | 137,697 | 15,001 | 261,755 |
| Additions | 357 | 2,262 | 6,158 | 38,283 | 14,833 | 61,893 |
| Disposals | (800) | - | - | (487) | - | (1,287) |
| Transfers | 324 | 4,881 | 3,298 | 8,068 | (16,571) | - |
| Depreciation/amortisation expense (note 5) | - | (1,954) | (1,242) | (29,588) | - | (32,784) |
| Acquisition due to purchase of subsidiaries and businesses | 8,735 | 6,911 | - | 6,556 | - | 22,202 |
| Write-off assets in a joint venture | - | - | - | (1,371) | (54) | (1,425) |
| Revaluation increments recognised in asset revaluation reserve (note 22) | 35,641 | 5,312 | 257 | - | - | 41,210 |
| Revaluation losses reversed in the profit and loss | 1,337 | 580 | - | - | - | 1,917 |
| Foreign currency exchange differences | (3,722) | (2,373) | (634) | (8,749) | (316) | (15,794) |
| Closing net book amount at 30 June 2005 | 111,057 | 47,367 | 15,961 | 150,409 | 12,893 | 337,687 |

| | Consolidated **2006 $'000** | Consolidated 2005 $'000 | Parent entity **2006 $'000** |
|---|---|---|---|
| **13 DEFERRED TAX ASSETS** | | | |
| **Non-current** | | | |
| The balance comprises temporary differences attributed to: | | | |
| *Amounts recognised in profit or loss* | | | |
| Doubtful debts | **3,382** | 617 | **-** |
| Accrued expenses | **660** | 4,063 | **-** |
| Property, plant and equipment | **2,935** | 3,311 | **-** |
| Provisions | **12,007** | 7,637 | **-** |
| Retirement benefit obligations | **3,059** | 5,002 | **-** |
| Other | **12,424** | 796 | **-** |
| | **34,467** | 21,426 | **-** |
| *Amounts recognised directly in equity* | | | |
| Retirement benefit obligations | **(62)** | 1,990 | **-** |
| Cash flow hedges | **288** | - | **-** |
| Net deferred tax assets | **34,693** | 23,416 | **-** |
| Movements: | | | |
| Opening balance at 1 July | **23,416** | 18,953 | **-** |
| Change on adoption of AASB 132 and AASB 139 (note 1) | **195** | - | **-** |
| Credited/(charged) to the income statement (note 7) | **(3,021)** | (1,088) | **-** |
| Credited/(charged) to equity (note 22) | **(1,959)** | 1,990 | **-** |
| Acquisition of subsidiary (note 29) | **16,062** | 3,561 | **-** |
| Closing balance as at 30 June | **34,693** | 23,416 | **-** |

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|

## 14 INTANGIBLES

| | 2006 $'000 | 2005 $'000 | Parent 2006 $'000 |
|---|---|---|---|
| Goodwill | **579,075** | 110,002 | - |
| **(a) Reconciliation of consolidated movements** | | | |
| Opening net book amount at 1 July | **110,002** | 73,360 | - |
| Additions | - | 27 | - |
| Acquisition due to purchase of subsidiaries and businesses (note 29) | **459,244** | 46,258 | - |
| Foreign currency exchange differences | **9,829** | (9,643) | - |
| Closing net book amount at 30 June | **579,075** | 110,002 | - |

**(b) Impairment test for goodwill**

Goodwill is allocated to the Group's cash generating units (CGU's) identified according to country of operation.
A segment-level summary of the goodwill allocation is presented below.

| | 2006 $'000 | 2005 $'000 | Parent 2006 $'000 |
|---|---|---|---|
| Australia | **8,290** | 8,290 | - |
| North America | **486,102** | 20,897 | - |
| Europe | **84,195** | 80,266 | - |
| New Zealand | **488** | 549 | - |
| | **579,075** | 110,002 | - |

The recoverable amount of all CGUs is determined based on value in-use calculations. These calculations use a five–year cash flow projection based on the 2007 financial budget approved by management plus an extrapolated four–year forecast. Each of the four years' forecast is based on the average of the previous five years' actual results (2002-2006) and the 2007 financial budget using a nil growth rate. A terminal value is included in the final year of the cash flow calculation using an earnings multiple appropriate to the industry. The cash flows are discounted using an after tax weighted average cost of capital of 12%. The key assumptions used by management relate to expected commodity prices and forecast sales volumes of key products for the next 12 months. These assumptions reflect past experience. The method and key assumptions are the same as used in the preceding year.

## 15 PAYABLES

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **Current** | | | |
| Trade creditors | **243,931** | 136,894 | - |
| Other creditors | **90,697** | 37,891 | **12,568** |
| Deferred income | **7,124** | 7,684 | - |
| | **341,752** | 182,469 | **12,568** |
| **Non-current** | | | |
| Amounts payable to subsidiaries | - | - | **390,963** |



| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **16 BORROWINGS** | | | |
| **Non-current (unsecured)** | | | |
| Bank loans | **301,459** | 98,946 | - |
| Unsecured bank loans are subject to guarantees/cross guarantees and indemnities (as appropriate) from the parent entity and some of its subsidiaries. Further information relating to interest rates and fair values is set out in note 38. | | | |
| **Financing arrangements** | | | |
| Entities in the consolidated group have access to the following credit standby arrangements: | | | |
| Unsecured global multi-currency/multi-option loan facilities | **628,307** | 379,269 | - |
| Amount of credit unused | **326,848** | 278,178 | - |
| Unsecured global multi-currency/multi-option loan facilities are provided by a number of the Group's bankers. The loan facilities are subject to annual reviews and have maturity profiles of between 1 and 3 years. | | | |
| **17 TAX LIABILITIES** | | | |
| **Current** | | | |
| Income Tax | **22,343** | 31,627 | **12,352** |
| **Non-current** | | | |
| Deferred income tax | | | |
| The balance comprises temporary differences attributable to: | | | |
| *Amounts recognised in profit or loss* | | | |
| Prepayments | **673** | 715 | - |
| Inventories | **1,716** | 1,695 | - |
| Depreciation | **11,449** | 3,047 | - |
| Other | **5,951** | 1,743 | - |
| | **19,789** | 7,200 | - |
| *Amounts recognised directly in equity* | | | |
| Revaluation of property plant and equipment | **8,955** | 13,334 | - |
| Net deferred tax liability | **28,744** | 20,534 | - |
| Movements: | | | |
| Opening balance at 1 July | **20,534** | 6,277 | - |
| Charged/(credited) to the income statement (note 7) | **6,800** | 923 | - |
| Charged/(credited) to equity (note 22) | **(4,379)** | 13,334 | - |
| Acquisition of subsidiary (note 29) | **5,789** | - | - |
| Closing balance as at 30 June | **28,744** | 20,534 | - |

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|

## 18 PROVISIONS

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **Current** | | | |
| Employee entitlements | **17,907** | 14,266 | - |
| Other | **2,974** | 1,210 | - |
| | **20,881** | 15,476 | - |
| **Non-current** | | | |
| Employee entitlements | **9,236** | 9,207 | - |
| Environmental compliance | **10,546** | 421 | - |
| | **19,782** | 9,628 | - |

**Movements in provisions**

Movements in each class of provision during the financial year are set out below.

| | Current | | Non-current | |
|---|---|---|---|---|
| | Employee Entitlements $'000 | Other $'000 | Environmental Compliance $'000 | Employee Entitlements $'000 |
| **Consolidated – 2006** | | | | |
| Carrying amount at start of year | 14,266 | 1,210 | 421 | 9,207 |
| Reclassifications | 45 | - | 1,340 | 71 |
| Additional provisions recognised/ (written back) | 13,487 | 5,349 | - | 893 |
| Payments | (11,085) | (3,586) | - | (932) |
| Purchase of subsidiary | 1,156 | - | 8,790 | - |
| Foreign currency exchange differences | 38 | 1 | 98 | (3) |
| Carrying amount at end of year | 17,907 | 2,974 | 10,649 | 9,236 |

Other current provisions include estimates of claims against Sims Group Limited in relation to stevedoring delays and material quality for ferrous exports. These claims are expected to be settled in the next financial year.

The environmental compliance provision is an estimate of costs for property remediation that will be required in the future. It is not expected that these costs will be incurred in the next financial year.

## 19 RETIREMENT BENEFIT OBLIGATIONS

### (a) Superannuation plans

All employees of the Group are entitled to receive benefits from the Group's superannuation plans on retirement, disability or death. Three of the Group's plans each have a defined benefit section. The defined benefit sections provide lump sum benefits based on years of service and final average salary. All other plans receive fixed contributions from Group companies and the Group's legal or constructive obligation is limited to those contributions.

The following sets out details in respect of the defined benefits sections only.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|

## 19 RETIREMENT BENEFIT OBLIGATIONS
(CONTINUED)

### (b) Balance sheet amounts

The amounts recognised in the balance sheet are determined as follows:

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Present value of the defined benefit obligation | **87,062** | 82,913 | - |
| Fair value of defined benefit plan assets | **(82,424)** | (61,439) | - |
| Net liability before adjustment for contributions tax | **4,638** | 21,474 | - |
| Adjustment for contributions tax | **192** | 719 | - |
| **Net liability in the balance sheet** | **4,830** | 22,193 | - |

The Group has no legal obligation to settle this liability with either an immediate contribution or additional one-off contributions. The Group intends to contribute to the defined benefit section of the plans at percentage rates of salaries in line with the actuaries' latest recommendations as set out in note 19(g).

### (c) Categories of plan assets

The major categories of plan assets are as follows:

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Cash | **1,120** | 2,338 | - |
| Equity instruments | **38,080** | 32,159 | - |
| Debt instruments | **20,881** | 11,048 | - |
| Property | **10,822** | 5,021 | - |
| Other assets | **11,521** | 10,873 | - |
| | **82,424** | 61,439 | - |

### (d) Reconciliations

*Reconciliation of the present value of the defined benefit obligation, which is partly funded:*

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Balance at the beginning of the year | **82,913** | 57,964 | - |
| Current service cost | **3,168** | 2,244 | - |
| Interest cost | **3,866** | 3,036 | - |
| Actuarial gains and losses | **(2,602)** | 9,687 | - |
| Benefits paid | **(1,756)** | (2,460) | - |
| Contributions paid by members | **377** | 316 | - |
| Acquired in business combinations | **-** | 15,297 | - |
| Foreign currency exchange differences | **1,096** | (3,171) | - |
| Balance at the end of the year | **87,062** | 82,913 | - |

*Reconciliation of the fair value of plan assets:*

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Balance at the beginning of the year | **61,439** | 45,433 | - |
| Expected return on plan assets | **4,472** | 3,277 | - |
| Actuarial gains and losses | **3,319** | 2,580 | - |
| Contributions by Group companies | **13,677** | 3,820 | - |
| Contributions paid by members | **536** | 496 | - |
| Benefits paid | **(1,756)** | (2,460) | - |
| Acquired in business combinations | **-** | 10,417 | - |
| Foreign currency exchange differences | **737** | (2,124) | - |
| Balance at the end of the year | **82,424** | 61,439 | - |

| | Consolidated | | Parent entity |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| | **$'000** | $'000 | **$'000** |

## 19 RETIREMENT BENEFIT OBLIGATIONS
(CONTINUED)

### (e) Amounts recognised in income statement

| | | | |
|---|---|---|---|
| Current service cost | **3,168** | 2,244 | - |
| Interest cost | **3,866** | 3,036 | - |
| Expected return on plan assets | **(4,472)** | (3,277) | - |
| Total included in employee benefits expense | **2,562** | 2,003 | - |
| | | | |
| Actual return on plan assets | **7,791** | 5,857 | - |

### (f) Principal actuarial assumptions
The principal actuarial assumptions used (expressed as weighted averages) were as follows:

| | Consolidated | |
|---|---|---|
| | **2006** | 2005 |
| *Australia* | | |
| Discount rate | **4.8%** | 4.3% |
| Expected return on plan assets | **8.0%** | 8.0% |
| Future salary increases | **5.0%** | 5.0% |
| *United Kingdom* | | |
| Discount rate | **5.0%** | 5.8% |
| Expected return on plan assets | **5.7%** | 6.5% |
| Future salary increases | **4.3%** | 4.5% |
| *Europe* | | |
| Discount rate | **4.5%** | 4.0% |
| Expected return on plan assets | **4.5%** | 4.0% |
| Future salary increases | **3.0%** | 3.0% |

The expected rate of return on plan assets has been based on historical and future expectations of returns for each of the major categories of asset classes as well as the expected and actual allocation of plan assets to these major categories. This basis resulted in the selection of the weighted average returns of plan assets for each of the defined by defined benefit plans as set out above.

### (g) Employer Contributions
Employer contributions to the defined benefit section of the plans are based on recommendations by the plans' actuary. Actuarial assessments are made at no more than one yearly intervals, and the last such assessment was made as at 30 June 2006.

### Australia
The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuaries have adopted a method of funding benefits known as the aggregate funding method. This funding method seeks to have benefits funded by means of a total contribution which is expected to be a constant percentage of members' salaries over their working lifetimes.

Using the funding method described above and particular actuarial assumptions as to the plan's future experience (as detailed below), the actuary recommended in their review as at 30 June 2006, a contribution amount that would be sufficient to meet the company's obligations to the defined benefit scheme. Total employer contributions expected to be paid by Group companies for the year ending 30 June 2007 are $1.794m (parent entity: $Nil).

This contribution has been adopted by the Group and represents an increase of 1.24% of the Group's contributions from that previously used.

## 19 RETIREMENT BENEFIT OBLIGATIONS (CONTINUED)

### (g) Employer Contributions

Australia (continued)

The economic assumptions used by the actuaries to make the funding recommendations (depending on the fund) were a long term investment earning rate of 8.0% p.a (net of fees and taxes), a salary increase rate of 5.0% p.a together with an age related promotional scale, and an inflation rate of 4.8% p.a.

**United Kingdom**

The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuary has adopted a method of funding benefits known as the attained age method. This seeks to have future benefit accrual funded by means of a contribution which is expected to be a constant percentage of members' salaries over their working lifetimes.

Using the funding method described above and particular actuarial assumptions as to the plan's future experience (as detailed below), employer contributions have been paid at the rate of 35.7% of members' total pensionable earnings less member contributions following completion of the 2003 actuarial valuation.

Following an informal review carried out by the company's actuarial advisers as at 6 April 2005, an additional employer contribution of $9.590m was paid in October 2005 in order to eliminate the plan's shortfall. Total employer contributions expected to be paid for the year ending 30 June 2007 are approximately $1.678m.

The economic assumptions used by the actuary for funding purposes used to make the funding recommendations were a long term investment return of 6.5% p.a. a salary increase rate of 4% p.a. and an inflation rate of 2.5% p.a.

**Europe**

The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuary has adopted a method of funding benefits known as the attained age method. This seeks to have future benefit accrual funded by means of a contribution which is expected to be a constant percentage of members' salaries over their working lifetimes.

Using the funding method described above and particular actuarial assumptions as to the plan's future experience (as detailed below), the actuary recommended in their review as at 30 June 2006, a contribution amount that would be sufficient to meet the company's obligations to the defined benefit scheme. Total employer contributions expected to be paid by Group companies for the year ending 30 June 2007 are approximately $0.4m.

The economic assumptions used by the actuary for funding purposes used to make the funding recommendations were a long term investment return of 4.0% p.a. a salary increase rate of 3.0% p.a. and an inflation rate of 4.0% p.a.

| | Consolidated | | Parent entity |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| | **$'000** | $'000 | **$'000** |
| **(h) Historical summary** | | | |
| Defined benefit plan obligation | **87,062** | 82,913 | - |
| Plan assets | **(82,424)** | (61,439) | - |
| Adjustment for contributions tax | **192** | 719 | - |
| Deficit | **4,830** | 22,193 | - |
| Experience adjustments arising on plan liabilities | **(2,602)** | 9,687 | - |
| Experience adjustments arising on plan assets | **(3,319)** | (2,580) | - |

Information for years prior to 2005 is not available.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|

## 20 CONTRIBUTED EQUITY

### (i) Share capital

| | | | |
|---|---|---|---|
| Ordinary shares – fully paid | **780,108** | 220,665 | **2,100,764** |

**Movement in ordinary share capital – fully paid**

| | | Number of shares issued by: | | | Equity carrying amount $'000 | |
|---|---|---|---|---|---|---|
| | Date | Sims Group Australia Holdings Limited | Sims Group Limited | Issue price $ | Consolidated | Parent |
| Balance at the beginning of the financial year | | 91,086,086 | - | - | 220,665 | - |
| Issued on exercise of options under the Option Plan (note 27(ii)) | 8 July 2005 | 193,798 | - | 6.75 | 1,309 | - |
| Shares exchanged under Scheme of Arrangement | | 91,279,884 | | | | |
| Issued on incorporation of Sims Group Limited | 20 June 2005 | | 1 | | | |
| Issued in exchange for shares in Sims Group Australia Holdings Limited* | 31 October 2005 | | 91,279,884 | 16.90 | - | 1,542,630 |
| Issued on acquisition of Hugo Neu Corporation operations* | 31 October 2005 | | 32,137,071 | 16.90 | 543,117 | 543,117 |
| Issued under the dividend reinvestment plan | 13 April 2006 | | 856,529 | 17.49 | 15,017 | 15,017 |
| Issued on exercise of restricted stock units (note 27(iii)) | 30 June 2006 | | 43,799 | - | - | - |
| **Balance at the end of the financial year for accounting purposes** | | | 124,317,284 | | 780,108 | 2,100,764 |
| Issue of ordinary shares under the Sims Group Employee Share Plan deemed to be options for accounting purposes (note 27(i)) | 22 July 2005 | | 187,164 | | | |
| **Balance at the end of the financial year per share register** | | | 124,504,448 | | | |

### Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. Voting rights attaching to the ordinary shares are, on a show of hands, one vote for every person present as a member, proxy, attorney or representative thereof and, on a poll, one vote per share for every member present in person or by proxy, attorney or representative.

During the year ended 30 June 2005 there was no change in the share capital of the Company.

* Fair value of shares issued based on Sims Group Limited closing share price of $16.90 on the date of issue (31 October 2005).

### (ii) Options including ordinary shares deemed to be options noted above

661,562 options over ordinary shares were granted during the financial year. 237,597 options were exercised during the year. The number of options outstanding at the end of the financial year was 617,763 (2005 – 193,798). Further details on options are set out in note 27(vi). With the exception of the shares issued under the Sims Group Employee Share Plan, options carry no voting rights.

| | Notes | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|---|

## 21 STATEMENTS OF CHANGES IN EQUITY

| | Notes | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|---|
| **Total equity at the beginning of the financial year** | | **517,456** | 440,777 | - |
| Adjustment on adoption of AASB 132 and AASB 139, net of tax to: | | | | |
| Retained profits | 22 | **(455)** | - | - |
| **Restated total equity at the beginning of the financial year** | | **517,001** | 440,777 | - |
| Total recognised income and expense for the year | | **246,127** | 195,091 | **46,422** |
| Transactions with equity holders in their capacity as equity holders: | | | | |
| Dividends provided for or paid | 23 | **(128,310)** | (118,412) | **(45,981)** |
| Share ownership and option plan expense | 27(v) | **2,524** | - | **2,524** |
| Issue of ordinary shares, net of transaction costs | 20 | **559,443** | - | **2,100,764** |
| **Total equity at the end of the financial year** | | **1,196,785** | 517,456 | **2,103,729** |

## 22 RESERVES AND RETAINED PROFITS

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **Reserves** | | | |
| Asset revaluation reserve | **77,635** | 50,170 | - |
| Share-based payments reserve | **2,524** | - | **2,524** |
| Cash flow hedging reserve | **(72)** | - | - |
| Defined benefits reserve | **(1,248)** | (5,117) | - |
| Foreign currency translation reserve | **(1,250)** | (19,014) | - |
| | **77,589** | 26,039 | **2,524** |
| Movements in reserves were: | | | |
| **Asset revaluation reserve** | | | |
| Balance 1 July | **50,170** | 22,294 | - |
| Increment on revaluation of land, buildings and leasehold improvements | **23,086** | 41,210 | - |
| Deferred tax on current year movements | **(5,173)** | (13,334) | - |
| Deferred tax adjustments on formation of the new Australian tax consolidated group | **9,552** | - | - |
| Balance 30 June | **77,635** | 50,170 | - |
| **Share-based payments reserve** | | | |
| Balance 1 July | **-** | - | - |
| Share ownership and option plan expense (note 27(v)) | **2,524** | - | **2,524** |
| Balance 30 June | **2,524** | - | **2,524** |
| **Cash flow hedging reserve** | | | |
| Balance 1 July | **-** | - | - |
| Adjustment on adoption of AASB 132 and AASB 139, net of tax (note 39) | **(455)** | - | - |
| Revaluation | **(360)** | - | - |
| Deferred tax on revaluation | **288** | - | - |
| Transfer to net profit – gross | **650** | - | - |
| Deferred tax on transfer to net profit | **(195)** | - | - |
| Balance 30 June | **(72)** | - | - |





## 22 RESERVES AND RETAINED PROFITS
(CONTINUED)

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **Defined benefits fund reserve** | | | |
| Balance 1 July | **(5,117)** | - | - |
| Actuarial gains/(losses) | **5,921** | (7,107) | - |
| Deferred tax on actuarial gains/(losses) | **(2,052)** | 1,990 | - |
| Balance 30 June | **(1,248)** | (5,117) | - |
| **Foreign currency translation reserve** | | | |
| Balance 1 July | **(19,014)** | 5,685 | - |
| Currency exchange differences arising during the year | **17,764** | (24,699) | - |
| Balance 30 June | **(1,250)** | (19,014) | - |

### Asset revaluation reserve
The property, plant and equipment revaluation reserve is used to record increments and decrements on the revaluation of non-current assets, as described in note 1(r). The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares to shareholders and is only available for the payment of cash dividends in limited circumstances as permitted by law.

### Share-based payments reserve
The share-based payments reserve is used to recognise the fair value of options issued but not exercised.

### Cash flow hedging reserve
The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 1(p). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.

### Defined benefits fund reserve
The defined benefits fund reserve is used to recognise the unrealised actuarial gains and losses arising from the valuation of defined benefit retirement obligations.

### Foreign currency translation reserve
Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in note 1(d). The reserve is recognised in profit and loss when the net investment is disposed of.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **Retained profits** | | | |
| Retained profits at the beginning of the financial year | **270,752** | 192,133 | - |
| Net profit attributable to members of Sims Group Limited | **196,646** | 197,031 | **46,422** |
| Dividends paid (note 23) | **(128,310)** | (118,412) | **(45,981)** |
| Retained profits at the end of the financial year | **339,088** | 270,752 | **441** |


TELETRUK

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **23 DIVIDENDS** | | | |
| **Ordinary shares** | | | |
| Final dividend for the year ended 30 June 2005 paid at 70c per share plus an additional special dividend of 20c per share both franked at 60% based on tax paid at 30% (2004: Final dividend for the year ended 30 June 2004 paid at 60c per share franked at 48% based on tax paid at 30%) | **82,329** | 54,652 | **-** |
| Interim dividend for the year ended 30 June 2006 paid at 45 cents per fully paid ordinary share, franked at 47% based on tax paid at 30% (2005: 70 cents per fully paid ordinary share, franked at 54% based on tax paid at 30%) to shareholders (excluding Hugo Neu Corporation) and an interim dividend of 15 cents per fully paid ordinary share, franked at 47% based on tax paid at 30% (2005: nil) to Hugo Neu Corporation. | **45,981** | 63,760 | **45,981** |
| Total dividends paid | **128,310** | 118,412 | **45,981** |
| **Dividends not recognised at year end** | | | |
| Since year end the directors have determined the payment of a final dividend of 60c per fully paid ordinary share, franked at 51% based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 20 October 2006 out of consolidated retained profits at 30 June 2006, but not recognised as a liability at year end. | **74,702** | 82,329 | **74,702** |
| **Franked Dividends** | | | |
| The franked portion of dividends determined after 30 June 2006 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2007. | | | |
| Franking credits available for the subsequent financial year (based on tax rate of 30%) | **22,777** | 21,239 | **22,777** |

The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of income tax payable as at the end of the financial year
(b) franking debits that will arise from the payment of dividends recognised as a liability as at the reporting date, and
(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date.

The impact on the franking account of the dividend determined by the directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $16.3m (2005: $21.2m).





| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **24 CONTINGENT LIABILITIES** | | | |
| Details and estimated maximum amounts of contingent liabilities (for which no amounts are recognised in the financial statements) arising in respect of: | | | |
| Guarantees | | | |
| The parent entity, its subsidiaries, its joint venture operations and its associated companies have given a number of guarantees in respect of the performance of contracts and workers compensation insurance entered into in the ordinary course of business. | **8,309** | 1,207 | - |
| Subsidiaries | | | |
| Under the terms of a Deed of Cross Guarantee entered into in accordance with ASIC Class Order 98/1418 (as amended by Class Orders 98/2107, 00/0321, 01/1087, 02/0248 and 02/1017) the parent entity has undertaken to meet any shortfall which might arise on the winding up of controlled entities which are party to the deed as described in note 29. The controlled entities are not in liquidation and there is no indication that they will be wound up. | | | |
| **25 CAPITAL EXPENDITURE COMMITMENTS** | | | |
| Total capital expenditure contracted for at the balance date but not recognised in the financial statements and payable not later than one year | | | |
| – for the acquisition of plant and equipment | **11,313** | 2,822 | - |
| – for the acquisition of land and buildings | **68** | - | - |
| | **11,381** | 2,822 | - |
| Commitments included above relating to joint venture operations and associate companies | | | |
| – for the acquisition of plant and equipment | **301** | 271 | - |
| – for the acquisition of land and buildings | **68** | - | - |
| | **369** | 271 | - |

The above amounts include Sims Group's share of joint ventures and equity accounted associates.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|

## 26 LEASE COMMITMENTS

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Commitments in relation to leases contracted for at balance date but not recognised as liabilities, payable: | | | |
| Not later than one year | **30,736** | 21,071 | - |
| Later than one, but not later than five years | **79,810** | 54,699 | - |
| Later than five years | **61,247** | 34,806 | - |
| | **171,793** | 110,576 | - |
| Representing: | | | |
| Cancellable operating leases | **2,710** | 4,103 | - |
| Non-cancellable operating leases | **169,083** | 106,473 | - |
| | **171,793** | 110,576 | - |
| Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows: | | | |
| Not later than one year | **29,493** | 18,982 | - |
| Later than one, but not later than five years | **78,343** | 52,689 | - |
| Later than five years | **61,247** | 34,802 | - |
| | **169,083** | 106,473 | - |

The above amounts include Sims Group's share of joint ventures and equity accounted associates.

## 27 SHARE OWNERSHIP AND OPTION PLANS

### (i) Employee share plan

The Executive Long Term Incentive Plan ('LTI Plan') has been established to encourage employees to share in the ownership of the Company, in order to promote the long-term success of the Company as a goal shared by the employees. Offers of shares under the Plan are at the discretion of the parent Company and have been made to Australian based employees in the financial year 2006. The parent Company provides financial assistance in the form of a share secured non-interest bearing employee loan. The loan is repayable in full within five years after the financial assistance is provided or such longer period and in such a manner as the Company may determine.

The beneficial ownership of these shares will vest with employees in line with achievement of continuous service and non-market based performance criteria. The continuous service criterion is met if the 'Participant' is in the employ of the Company at vesting. Periods of continuous service vary according to the vesting periods of the shares that have been offered while non-market based performance criteria are satisfied if the average annual compound growth in the diluted earnings per share of the Company of between 5% and 10% is achieved over periods which vary between three and five years. There is no reward if less than 5% EPS growth is achieved. Holders of the shares are entitled to dividends over the term of the relevant vesting period.

During the period, $2,085,588 (2005: $Nil) was advanced to participating employees to enable them to acquire 187,164 shares (2005: Nil) at $14.99, being 0.15% of the issued capital of the former parent entity (Sims Group Australia Holdings Limited 'SGHAL'). The acquisition price of these shares was based on the five-day weighted average price of that company's shares leading up to the date of issue being 22 July 2005. As a consequence of the Scheme of Arrangement entered into on 31 October 2005, all shares in SGHAL were exchanged in full for shares in the new legal parent entity, Sims Group Limited. Consequently, the amounts receivable from employees have been assigned to Sims Group Limited in full.

These shares are deemed to be share options rather than issued share capital for accounting purposes (refer Note 20(i)). Under AASB 2 *Share Based Payment*, the weighted average fair value of these instruments amounted to $5.56 each at grant date for executives who commenced in the LTI Plan in the financial year 2003, and $6.04 for executives who commenced in the LTI Plan in financial year 2006. Fair value has been determined by using the Monte-Carlo Binomial Options Pricing Model. Inputs in the model include expected volatility of 25% p.a. the relevant vesting period, a dividend yield of 5.5% p.a. a risk free rate of 5.22% p.a. and an assessment of the probability of achievement of continuous service and non-market based performance criteria.



## 27 SHARE OWNERSHIP AND OPTION PLANS (CONTINUED)

### (ii) Option plan

A 'CEO Plan' existed for the granting of options over unissued ordinary shares in the parent entity to Mr Sutcliffe, the Group Chief Executive. Options under the CEO Plan were granted for no consideration. This Plan was suspended during the financial year 2003 and replaced by the LTI Plan.

Mr Sutcliffe was issued 193,798 options to acquire shares in SGHAL on 28 February 2002 which were exercisable from 28 February 2005 and expired on 28 March 2007. The fair value of these options at the date of grant was $1.30 as derived by applying the Black-Scholes options pricing model. During the financial year, all of these options held by Mr Sutcliffe were exercised at a price of $6.75. The weighted average share price at the date of exercise being 8 July 2005, was $14.35. The amount received on the exercise of options is recognised as issued capital at the date of issue of the shares. No expense is recognised in respect of these options as described at Note 1(x)(iv).

### (iii) Restricted stock units

During the period, the Company granted Restricted Stock Units ('RSUs') to select North American executives. An RSU provides the executive with a contractual right to acquire one ordinary share in Sims Group Limited for nil consideration. RSUs vest based on a combination of achievement of continuous service and non-market based performance criteria. Continuous service ranges from 8 months (from 1 November 2005) to 3 years and 8 months (until June 2009) while performance criteria involve the achievement of a three-year earnings per share compound annual growth rates of 8% on Sim Group Limited shares for periods up to 30 June 2009. Holders of the RSU are not entitled to dividends over the term of the relevant vesting period.

RSUs are granted for no consideration and vest over dates ranging from 30 June 2006 to 30 June 2009. The weighted average fair value of RSUs granted amounted to $14.72 each at grant date. Fair value has been determined with reference to a dividend yield of 5.5% p.a, expected vesting dates and an assessment of the probability of achievement of continuous service and non-market based performance criteria. The number of RSUs issued was based upon a Company share price of $16.68 being the price applicable at the date the RSUs were granted.

Set out below is a summary of RSUs in the Company:

| Grant Date | Balance at start of the year | Granted during the year | Exercised during the year | Forfeited during the year | Balance at end of the year | Exercisable at end of the year |
|---|---|---|---|---|---|---|
| 1 November 2005 | - | 324,507 | (43,799) | - | 280,708 | - |

### (iv) Performance rights

During the period, the Company granted performance rights to both the Group Chief Executive and Executive Director – Group Finance and Strategy. A performance right is a contractual right to acquire an ordinary share in Sims Group Limited for nil consideration. These performance rights vest based on the achievement of both continuous service and non-market based performance criteria. Continuous service covers periods extending to 31 October 2010 for the Group Chief Executive and 30 June 2008 for the Executive Director – Group Finance and Strategy. The non-market based performance criteria are measured with reference to a target earnings per share compound annual growth rate of 8% on Sim Group Limited shares for periods up to 31 October 2010 for the Group Chief Executive and 30 June 2008 for the Executive Director – Group Finance and Strategy, subject to periodic retesting.

The total number of performance rights granted during the period amounted to 149,891 all of which remained outstanding as at period end. The earliest vesting date for performance rights is 31 October 2006. The weighted average fair value of performance rights granted amounted to $14.18 in respect of the Group Chief Executive and $14.81 in respect of the Executive Director – Group Finance and Strategy. Fair value has been determined with reference to a dividend yield of 5.5% p.a, expected vesting dates and an assessment of the probability of achievement of continuous service and non-market based performance criteria.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|

## 27 SHARE OWNERSHIP AND OPTION PLANS
(CONTINUED)

### (v) Effect of share based payments on profit and loss

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Shares issued under the employee share plan | **886** | - | - |
| RSUs issued | **1,350** | - | - |
| Performance rights issued | **288** | - | - |
| | **2,524** | - | - |

### (vi) Summary of share ownership and option plan grants

| | Balance at start of the year | Granted during the year | Exercised during the year | Forfeited during the year | Balance at end of the year | Exercisable at end of the year |
|---|---|---|---|---|---|---|
| Employee share plan | - | 187,164 | - | - | 187,164 | - |
| Option plan | 193,798 | - | (193,798) | - | - | - |
| Restricted stock units | - | 324,507 | (43,799) | - | 280,708 | - |
| Performance rights | - | 149,891 | - | - | 149,891 | - |
| | 193,798 | 661,562 | (237,597) | - | 617,763 | - |

## 28 KEY MANAGEMENT PERSONNEL DISCLOSURES

### (a) Directors

The following persons were directors of Sims Group Limited during the financial year:

*(i) Chairman – non-executive*

P Mazoudier

*(ii) Executive directors*

J Neu, Vice Chairman (appointed 31 October 2005)
J L Sutcliffe, Group Chief Executive
R B Cunningham, Executive Director – Group Finance and Strategy

*(iii) Non-executive directors*

G N Brunsdon
A C Copeman (retired 18 November 2005)
B Every (appointed 24 October 2005)
J M Feeney
P Varello (appointed 31 October 2005)

## 28 KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED).

### (b) Other key management personnel

The following persons also had the authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirecty, during the financial year:

| Name | Position |
|---|---|
| C R Jansen | Chief Executive – Sims Hugo Neu |
| D R McGree | Managing Director – Australia & New Zealand |
| W T Bird | Managing Director – Metals Recycling – UK |
| G Davy | Managing Director – Sims Recycling Solutions – Europe & North America |
| R R Brown | General Manager – NZ (Retired 3 July 2006) |

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **(c) Key management personnel compensation** | | | |
| Short-term benefits | **7,759,652** | 6,294,191 | **1,270,987** |
| Long-term benefits | **1,198,960** | 955,862 | - |
| Post-employment benefits | **1,373,587** | 740,803 | - |
| Share based payments | **1,367,489** | 736,539 | - |
| | **11,699,688** | 8,727,395 | **1,270,987** |

The company has taken advantage of the relief provided by ASIC Class Order 06/50 and has transferred the detailed remuneration disclosures to the directors' report.

### (d) Equity instrument disclosures relating to key management personnel

*(i) Options provided as remuneration and shares issued on exercise of such options*

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the remuneration report.

## 28 KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

### (d) Equity instrument disclosures relating to key management personnel (continued)

*(ii) Option holdings*

The numbers of options over ordinary shares in the company held during the financial year by each director of Sims Group Limited and other key management personnel, including their personally related parties, are set out below.

| 2006 Name | Balance at start of the year | Granted during the year as compensation | Exercised during the year | Other changes during the year | Balance at end of the year | Vested and exercisable at end of the year |
|---|---|---|---|---|---|---|
| **Directors of Sims Group Limited** | | | | | | |
| P K Mazoudier | - | - | - | - | - | - |
| J Neu (appointed 31 October 2005) | - | - | - | - | - | - |
| JL Sutcliffe | | | | | | |
| *Option plan* | 193,798 | - | (193,798) | - | - | - |
| *Employee share plan* | - | 90,517 | - | - | 90,517 | - |
| *Performance rights* | - | 119,913 | - | - | 119,913 | - |
| R B Cunningham | | | | | | |
| *Employee share plan* | - | 11,879 | - | - | 11,879 | - |
| *Performance rights* | - | 29,978 | - | - | 29,978 | - |
| G N Brunsdon | - | - | - | - | - | - |
| A C Copeman (retired 18 November 2005) | - | - | - | - | - | - |
| B Every (appointed 24 October 2005) | - | - | - | - | - | - |
| J M Feeney | - | - | - | - | - | - |
| P Varello (appointed 31 October 2005) | - | - | - | - | - | - |
| | 193,798 | 252,287 | (193,798) | - | 252,287 | - |
| **Other key management personnel of the Group** | | | | | | |
| C R Jansen | | | | | | |
| *Restricted stock units* | - | 79,634 | (19,909) | - | 59,725 | - |
| D R McGree | | | | | | |
| *Employee share plan* | - | 9,427 | - | - | 9,427 | - |
| W T Bird | - | - | - | - | - | - |
| G Davy | - | - | - | - | - | - |
| R R Brown | - | - | - | - | - | - |
| | - | 89,061 | (19,909) | - | 69,152 | - |

No other director or key management personnel held, was granted or exercised any options.



## 28 KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

### (d) Equity instrument disclosures relating to key management personnel (continued)

*(ii) Option holdings* (continued)

| 2005 Name | Balance at start of the year | Granted during the year as compensation | Exercised during the year | Other changes during the year | Balance at end of the year | Vested and exercisable at end of the year |
|---|---|---|---|---|---|---|
| **Directors of Sims Group Limited** | | | | | | |
| P K Mazoudier | - | - | - | - | - | - |
| J L Sutcliffe | | | | | | |
| *Option plan* | 193,798 | - | - | - | 193,798 | 193,798 |
| R B Cunningham | - | - | - | - | - | - |
| G N Brunsdon | - | - | - | - | - | - |
| A C Copeman | - | - | - | - | - | - |
| J M Feeney | - | - | - | - | - | - |
| | 193,798 | - | - | - | 193,798 | 193,798 |
| **Other key management personnel of the Group** | | | | | | |
| C R Jansen | - | - | - | - | - | - |
| D R McGree | - | - | - | - | - | - |
| W T Bird | - | - | - | - | - | - |
| G Davy | - | - | - | - | - | - |
| R R Brown | - | - | - | - | - | - |
| | - | - | - | - | - | - |

No other director or key management personnel held, was granted or exercised any options.

*(iii) Share holdings*

The numbers of shares in the company during the financial year by each director of Sims Group Limited and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

| 2006 Name | Balance at start of the year | Received during the year on the exercise of options | Other changes during the year | Balance at end of the year |
|---|---|---|---|---|
| **Directors of Sims Group Limited** | | | | |
| P K Mazoudier | 14,082 | - | - | 14,082 |
| J Neu, Vice Chairman (appointed 31 October 2005) | - | - | 32,263,924 | 32,263,924 |
| J L Sutcliffe | 2,000 | 193,798 | (95,281) | 100,517 |
| R B Cunningham | - | - | 11,879 | 11,879 |
| G N Brunsdon | 3,250 | - | 62 | 3,312 |
| A C Copeman (retired 18 November 2005) | 7,791 | - | (7,791) | - |
| B Every (appointed 24 October 2005) | - | - | 4,000 | 4,000 |
| J M Feeney | 25,504 | - | - | 25,504 |
| P Varello (appointed 31 October 2005) | - | - | - | - |
| | 52,627 | 193,798 | 32,176,793 | 32,423,218 |

The shares issued to J Neu formed part of the consideration paid for the purchase by Sims Group Limited of the recycling operations in North America from Hugo Neu Corporation.

## 28 KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

### (d) Equity instrument disclosures relating to key management personnel (continued)

*(iii) Share holdings* (continued)

| 2006 Name | Balance at start of the year | Received during the year on the exercise of options | Other changes during the year | Balance at end of the year |
|---|---|---|---|---|
| **Other key management personnel of the Group** | | | | |
| C R Jansen | - | 19,909 | - | 19,909 |
| D R McGree | - | - | 9,427 | 9,427 |
| W T Bird | - | - | - | - |
| G Davy | - | - | - | - |
| R R Brown | - | - | - | - |
| | - | 19,909 | 9,427 | 29,336 |

| 2005 Name | Balance at start of the year | Received during the year on the exercise of options | Other changes during the year | Balance at end of the year |
|---|---|---|---|---|
| **Directors of Sims Group Limited** | | | | |
| P K Mazoudier | 14,082 | - | - | 14,082 |
| J L Sutcliffe | 2,000 | - | - | 2,000 |
| R B Cunningham | 43,000 | - | (43,000) | - |
| G N Brunsdon | 3,250 | - | - | 3,250 |
| A C Copeman | 7,791 | - | - | 7,791 |
| J M Feeney | 25,504 | - | - | 25,504 |
| | 95,627 | - | (43,000) | 52,627 |
| **Other key management personnel of the Group** | | | | |
| C R Jansen | - | - | - | - |
| D R McGree | - | - | - | - |
| W T Bird | - | - | - | - |
| G Davy | - | - | - | - |
| R R Brown | - | - | - | - |
| | - | - | - | - |

### (e) Other transactions with key management personnel

Transactions entered into with directors of Sims Group Limited and other key management personnel of the Group, including their personally related parties are at normal commercial terms. During the year JM Feeney and GN Brundson were paid $15,000 and $40,000 respectively for the assistance they gave in connection with the Hugo Neu acquisition due diligence. Entities associated with J Neu were paid or are entitled to receive interest amounting to $600,000 on the balance outstanding of the purchase consideration relating to the Hugo Neu merger.



## 29 SUBSIDIARIES

| Name of entity<br>(Indentation indicates ownership relationship) | Country of incorporation | Equity holding 2006 % | 2005 % |
|---|---|---|---|
| **Sims Group Limited** | | | |
| Sims Group Australia Holdings Limited (i) | Australia | **100** | 100 |
| PNG Recycling Limited | PNG | **100** | 100 |
| Sims Aluminium Pty Limited (i) | Australia | **100** | 100 |
| Sims E-Recycling Pty Limited | Australia | **90** | 100 |
| Sims Group Canada Holdings Limited | Canada | **100** | 100 |
| Sims Tyrecycle Properties Pty Limited | Australia | **100** | 100 |
| Sims Tyrecycle Pty Limited (i) | Australia | **100** | 100 |
| Simsmetal Finance Limited (iv) | Australia | **-** | 100 |
| Simsmetal Holdings Pty Limited | Australia | **100** | 100 |
| Sims Asia Holdings Limited | Hong Kong | **100** | 100 |
| Sims Energy Pty Limited | Australia | **100** | 100 |
| Sims Group USA Corporation | USA | **100** | 100 |
| Sims Industrial Pty Limited | Australia | **100** | 100 |
| Simsmetal Industries Limited | New Zealand | **100** | 100 |
| Simsmetal Services Pty Limited (i) | Australia | **100** | 100 |
| Sims Manufacturing Pty Limited | Australia | **100** | 100 |
| Simsmetal Executive Staff Superannuation Pty Limited | Australia | **100** | 100 |
| Universal Inspection and Testing Company Pty Limited | Australia | **100** | 100 |
| Simsmetal Staff Equity Pty Limited | Australia | **100** | 100 |
| Sims Group UK Holdings Limited | UK | **100** | 100 |
| Sims Group UK Intermediate Holdings Limited | UK | **100** | 100 |
| Sims Group UK Limited | UK | **100** | 100 |
| Mirec AB | Sweden | **100** | 100 |
| Mirec BV | Netherlands | **100** | 100 |
| De Valk Glas BV (iv) | Netherlands | **-** | 100 |
| Limburg Glas BV (iv) | Netherlands | **-** | 100 |
| ICR Business BV (iv) | Netherlands | **-** | 100 |
| Mirec NV | Belgium | **100** | 100 |
| Mirec Limited | UK | **100** | 100 |
| Mirec Asset Management Group Limited | UK | **100** | 100 |
| Mirec Asset Management Limited | UK | **100** | 100 |
| Frazier Europe Limited | UK | **100** | 100 |
| Lot 1 Co UK Limited | UK | **100** | 100 |
| Simsmetal UK (Glos) Limited | UK | **100** | 100 |
| Simsmetal UK (Northern) Limited | UK | **100** | 100 |
| Simsmetal UK (Reclamation) Limited | UK | **100** | 100 |
| Simsmetal UK (SouthEast) Limited | UK | **100** | 100 |
| Blackbushe Metals (Western) Limited | UK | **100** | 100 |
| Simsmetal UK (Fraser) Limited | UK | **100** | 100 |
| Simsmetal UK (Elliott) Limited | UK | **100** | 100 |
| Simsmetal UK (SouthWest) Limited | UK | **100** | 100 |
| Simsmetal UK (Wessex Holdings) Limited (iv) | UK | **-** | 100 |
| Simsmetal UK (Wessex) Limited | UK | **100** | 100 |
| SK Stainless Limited | UK | **100** | 100 |
| United Castings Limited | UK | **100** | 100 |
| Simsmetal UK (Midwest) Limited | UK | **100** | 100 |
| Simsmetal UK (Southern) Limited | UK | **100** | 100 |
| Simsmetal UK Pension Trustees Limited | UK | **100** | 100 |
| Simsmetal UK Recycling Limited | UK | **100** | 100 |
| Sims Hugo Neu Corporation | USA | **100** | - |
| SHN Co LLC (ii) | USA | **100** | - |
| HNW Recycling LLC (ii) | USA | **100** | - |

## 29 SUBSIDIARIES (CONTINUED)

| Name of entity<br>(Indentation indicates ownership relationship) | Country of incorporation | Equity holding 2006 % | 2005 % |
|---|---|---|---|
| **Sims Group Limited** | | | |
| HNE Recycling LLC (ii) | USA | 100 | - |
| Alameda Street Metal Corp (ii) (v) | USA | 100 | - |
| Dover Barge Company (ii) (vi) | USA | 100 | - |
| North Carolina Recycling LLC (ii) (v) | USA | 100 | - |
| North Carolina Resource Conservation LLC (ii) (v) | USA | 100 | - |
| Pacific Bulk Loading Inc (ii) (v) | USA | 100 | - |
| Pacific Industrial Metal Corp (ii) (v) | USA | 100 | - |
| Sims Hugo Neu East (ii) (iii) (v) | USA | 100 | - |
| Schiabo Larovo Company LLC (ii) | USA | 100 | - |
| Schiabo Larovo AR LLC (ii) | USA | 100 | - |
| Sims Hugo Neu West (ii) (iii) (v) | USA | 100 | - |
| Etiwanda Development LLC (ii) | USA | 100 | - |
| Sims Hugo Neu Global Trade LLC (ii) | USA | 100 | - |
| HNS Scrap Corporation (ii) | USA | 100 | - |

(i) These subsidiaries and the Company are parties to a Deed of Cross Guarantee under which each entity guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and directors' report under Class Order 98/1418 (as amended by Class Orders 98/2017, 00/0321, 01/1087, 02/0248 and 02/1017) issued by the Australian Securities & Investments Commission. The above entities represent a Closed Group and an Extended Closed Group for the purposes of the Class Order.

(ii) These subsidiaries were acquired during the year.

(iii) These subsidiaries are general partnerships.

(iv) These subsidiaries were de-registered or liquidated during the year.

(v) These subsidiaries are 50% owned by HNW Recycling LLC and 50% owned by HNE Recycling LLC.

(vi) This subsidiary is owned 33.3% each by Sims Hugo Neu East, HNE Recycling LLC and HNW Recycling LLC.

The voting power held in each subsidiary is proportionate to the equity holdings.

### Subsidiaries and businesses acquired during the year ended 30 June 2005:

On 5 October 2004 Sims Group UK Limited purchased the issued capital of the Mirec Group of Companies for $55.961m. The business recycles and recovers a wide range of electrical, electronic and IT equipment and operates dedicated plants for the recycling of cathode ray tubes from TV and computer monitors and for the 'asset management' of reuseable equipment and components. It operates businesses throughout the Benelux countries, Sweden and the United Kingdom.

On 30 May 2005 Sims Group Australia Holdings Limited purchased an 'e-waste' business from Volante Pty Limited for $157,000. The fee for service recycling business will result in the recovery of metals, circuit boards plastics and CRT glass.

### Subsidiaries and businesses acquired during the year ended 30 June 2006:

On 31 October 2005 Sims Group Limited acquired substantially all of the recycling operations of Hugo Neu Corporation for $587.6 million. The consideration given comprised 32,137,071 ordinary shares in Sims Group Limited with a fair value of $543.1m and the balance paid/payable in cash. The operating results of the newly acquired subsidiaries have been included in the consolidated income since the date of acquisition.

The acquired businesses contributed net profit after tax of $31.5m to the Group for the period 1 November 2005 to 30 June 2006. Consolidated revenue and net profit before tax of the acquired businesses for the period 1 July 2005 to 30 June 2006, as if the acquisition had occurred at the beginning of this period, are unavailable as the acquired entity did not prepare consolidated accounts. For the same reason the amounts recognised by the vendor immediately before acquisition for each class of asset and liability are not available.

The acquisition amounts in the parent company shown under the heading of investments in the table below, comprise the shares acquired in the former Hugo Neu operations as described above ($587.6m), 100% of the shares in Sims Group Australia Holdings Limited as a consequence of the group restructure as described in note 1(a) ($1,542.6m) and the acquisition of Sims Group UK Holdings Limited from Sims Group Australia Holdings Limited for $377.0m on 29 June 2006.





## 29 SUBSIDIARIES (CONTINUED)

### Fair value of assets and liabilities as at acquisition dates

The 2006 amounts set out in the table below reflect provisional fair values of assets and liabilities acquired and goodwill at acquisition date. In particular, the determination of the amount of the deferred tax assets and liabilities has not been finalised because this is dependent on the vendor finalising certain aspects of its tax affairs. The provisional amounts represent Sims Group Limited management's best estimates of the deferred tax amounts. However it is possible that, when the data required to finalise the tax position at acquisition is provided by the vendor, adjustments may be required to the deferred tax amounts with a corresponding adjustment to the goodwill arising on acquisition.

| | Consolidated | | Parent entity |
|---|---|---|---|
| | **2006 $'000** | 2005 $'000 | **2006 $'000** |
| Cash | **3,354** | 1,424 | - |
| Receivables | **138,171** | 8,243 | - |
| Prepayments | **5,278** | 2,136 | - |
| Inventories | **78,094** | 3,785 | - |
| Property, plant & equipment | **197,807** | 22,202 | - |
| Deferred tax asset | **16,062** | 3,561 | - |
| Investments | - | - | **2,507,184** |
| Trade and other creditors | **(68,296)** | (26,337) | - |
| Bank loans | **(226,425)** | - | - |
| Deferred tax liability | **(5,789)** | - | - |
| Employee entitlement provisions | **(1,156)** | (274) | - |
| Retirement benefit obligation | - | (4,880) | - |
| Environmental provision | **(8,790)** | - | - |
| **Net assets of entity** | **128,310** | 9,860 | **2,507,184** |
| Goodwill on acquisition | **459,244** | 46,258 | - |
| **Consideration paid** | **587,554** | 56,118 | **2,507,184** |
| | | | |
| **Consideration paid** | | | |
| Shares issued (note 20) | **543,117** | - | **2,085,747** |
| Balance of purchase consideration paid to vendor | **13,459** | 56,118 | - |
| Balance of purchase consideration payable to vendor | **12,568** | - | **12,568** |
| Balance of purchase consideration payable to subsidiary re Sims Group UK Holdings Limited acquisition | - | - | **377,000** |
| Balance of purchase consideration payable to subsidiary re Hugo Neu operations acquisition | - | - | **13,459** |
| Total consideration payable/paid to vendor | **569,144** | 56,118 | **2,488,774** |
| Direct costs relating to the acquisition | **18,410** | - | **18,410** |
| | **587,554** | 56,118 | **2,507,184** |
| **Outflow of cash to acquire subsidiaries and businesses, net of cash acquired** | | | |
| Consideration paid | **587,554** | 56,118 | **2,507,184** |
| Less: Non-cash consideration – shares issued | **(543,117)** | - | **(2,085,747)** |
| Less: Non-cash consideration – subsidiary company financed | - | - | **(408,869)** |
| Less: Amounts payable | **(12,568)** | - | **(12,568)** |
| Less: Cash acquired | **(3,354)** | (1,424) | - |
| **Net cash outflow** | **28,515** | 54,694 | - |

## 29 SUBSIDIARIES (CONTINUED)

The goodwill is attributable to several factors including; site locations, synergies existing in the operations acquired, and the assembled workforce which together contribute to the high profitability of the acquired businesses.

Sims Group Limited, Sims Group Australia Holdings Limited, Sims Aluminium Pty Limited, Simsmetal Services Pty Limited and Sims Tyrecycle Pty Limited are parties to a deed of cross guarantee under which each company guarantees the debts of the others. By entering the deed, the wholly-owned entities have been relieved from the requirements to prepare a financial report and directors' report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.

### (a) Condensed consolidated income statement and summary of movements in consolidated retained profits

The above companies represent a 'Closed Group' for the purposes of the Class Order. As there are no other parties to the Deed of Cross Guarantee that are controlled by Sims Group Limited, they also represent the 'Extended Closed Group'.

Set out below is a condensed consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2006 of the Closed Group.

| | Consolidated | |
|---|---|---|
| | **2006 $'000** | 2005 $'000 |
| **Condensed income statement** | | |
| **Profit before income tax** | **186,923** | 152,071 |
| Income tax expense | **(30,473)** | (33,594) |
| **Profit for the year** | **156,450** | 118,477 |
| **Summary of movements in consolidated retained profits** | | |
| **Retained profits at the beginning of the financial year** | **43,686** | 43,621 |
| Profit for the year | **156,450** | 118,477 |
| Dividends provided for or paid | **(128,310)** | (118,412) |
| **Retained profits at the end of the financial year** | **71,826** | 43,686 |

### (b) Condensed balance sheet

Set out below is a consolidated balance sheet as at 30 June 2006 of the Closed Group.

| | 2006 $'000 | 2005 $'000 |
|---|---|---|
| **Current assets** | | |
| Cash and cash equivalents | **778** | 946 |
| Receivables | **99,645** | 89,693 |
| Inventories | **100,682** | 74,897 |
| Derivative financial instruments | **585** | - |
| Total current assets | **201,690** | 165,536 |
| **Non-current assets** | | |
| Receivables | - | 265 |
| Other financial assets | **789,002** | 194,103 |
| Property, plant and equipment | **90,715** | 84,358 |
| Deferred tax assets | **5,334** | 4,307 |
| Intangible assets | **8,158** | 8,156 |
| Total non-current assets | **893,209** | 291,189 |
| **Total assets** | **1,094,899** | 456,725 |
| **Current liabilities** | | |
| Payables | **160,063** | 96,834 |
| Derivative financial instruments | **200** | - |
| Current tax liabilities | **15,077** | 25,638 |
| Provisions | **10,340** | 12,379 |
| Total current liabilities | **185,680** | 134,851 |

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 |
|---|---|---|

## 29 SUBSIDIARIES (CONTINUED)

### (b) Condensed balance sheet (continued)

| | 2006 $'000 | 2005 $'000 |
|---|---|---|
| **Non-current liabilities** | | |
| Borrowings | **32,121** | 36,770 |
| Deferred tax liabilities | **1,656** | 3,534 |
| Provisions | **9,413** | 9,085 |
| Retirement benefit obligations | **1,288** | 4,786 |
| Total non-current liabilities | **44,478** | 54,175 |
| **Total liabilities** | **230,158** | 189,026 |
| **Net assets** | **864,741** | 267,699 |
| **Equity** | | |
| Contributed equity | **780,108** | 220,665 |
| Reserves | **12,807** | 3,348 |
| Retained profits | **71,826** | 43,686 |
| **Total equity** | **864,741** | 267,699 |

## 30 INVESTMENTS IN ASSOCIATES

### (a) Carrying amounts

Information relating to the associates is set out below.

| Name of Associate | Principal Activity | Country of Incorporation | Ownership Interest 2006 | Ownership Interest 2005 | Consolidated carrying amount $'000 2006 | Consolidated carrying amount $'000 2005 | Parent entity carrying amount $'000 2006 |
|---|---|---|---|---|---|---|---|
| Richmond Steel Recycling Limited | Metal Recycling | Canada | **50.0%** | 50.0% | **11,730** | 9,131 | - |
| Landfill Management Services Pty Limited | Landfill Gas Management | Australia | **50.0%** | 25.0% | **9,549** | 626 | - |
| Australian Refined Alloys Pty Limited | Metal Recycling | Australia | **50.0%** | 50.0% | **-** | - | - |
| Australian Refined Alloys Sales Pty Limited | Metal Recycling | Australia | **50.0%** | 50.0% | **-** | - | - |
| Extruded Metals (New Zealand) Limited | Metal Recycling | NZ | **33.0%** | 33.0% | **-** | - | - |
| Sims Pacific Metals Limited | Metal Recycling | NZ | **50.0%** | 50.0% | **482** | 515 | - |
| Consolidated Extrusions Pty Limited | Metal Recycling | Australia | **33.3%** | 33.3% | **-** | - | - |
| Consolidated Extrusions (Management) Pty Limited | Metal Recycling | Australia | **33.3%** | 33.3% | **-** | - | - |
| | | | | | **21,761** | 10,272 | - |

## 30 INVESTMENTS IN ASSOCIATES (CONTINUED)

| | Consolidated carrying amount $'000 2006 | Consolidated carrying amount $'000 2005 | Parent entity carrying amount $'000 2006 |
|---|---|---|---|
| **(b) Movements in carrying amounts** | | | |
| Carrying amount at the beginning of the financial year | **10,272** | 7,821 | - |
| Acquired during the year on conversion of convertible notes | **8,000** | - | - |
| Share of profits after income tax | **2,874** | 2,626 | - |
| Foreign currency translation reserve | **615** | (175) | - |
| Carrying amount at the end of the financial year | **21,761** | 10,272 | - |
| **(c) Share of associates' profits or losses** | | | |
| Profit before income tax | **4,164** | 3,961 | - |
| Income tax expense | **(1,290)** | (1,335) | - |
| Profit after income tax | **2,874** | 2,626 | - |

| | Group's share of: Assets $'000 | Liabilities $'000 | Revenues $'000 | Profit $'000 |
|---|---|---|---|---|
| **(d) Summarised financial information of associates** | | | | |
| **2006** | | | | |
| Richmond Steel Recycling Limited | 14,434 | 2,197 | 29,172 | 1,717 |
| Landfill Management Services Pty Limited | 15,586 | 9,422 | 5,849 | 1,157 |
| Australian Refined Alloys Pty Limited | 796 | 788 | 17,523 | - |
| Australian Refined Alloys Sales Pty Limited | - | - | 31,454 | - |
| Extruded Metals (New Zealand) Limited | - | - | - | - |
| Sims Pacific Metals Limited | - | - | - | - |
| Consolidated Extrusions Pty Limited | - | - | - | - |
| Consolidated Extrusions (Management) Pty Limited | - | - | - | - |
| | 30,816 | 12,407 | 83,998 | 2,874 |
| **2005** | | | | |
| Richmond Steel Recycling Limited | 10,597 | 1,321 | 25,645 | 2,347 |
| Landfill Management Services Pty Limited | 5,444 | 4,808 | 1,900 | 279 |
| Australian Refined Alloys Pty Limited | 1,165 | 1,152 | 16,597 | - |
| Australian Refined Alloys Sales Pty Limited | - | - | 27,691 | - |
| Extruded Metals (New Zealand) Limited | - | - | - | - |
| Sims Pacific Metals Limited | - | - | - | - |
| Consolidated Extrusions Pty Limited | - | - | - | - |
| Consolidated Extrusions (Management) Pty Limited | - | - | - | - |
| | 17,206 | 7,281 | 71,833 | 2,626 |

The consolidated entity's share of the associates' contingent liabilities and capital expenditure commitments is included in notes 24 and 25.



## 31 INTERESTS IN JOINT VENTURES

The consolidated entity has the following interests in joint venture operations:

- 50% interest in the Australian Refined Alloys unincorporated joint venture, the principal activity of which is the production of lead, lead alloys and related products.
- 50% interest in the New Zealand based Sims Pacific Metals unincorporated joint venture, the principal activity of which is the processing and sale of ferrous and non-ferrous secondary raw materials.
- 50% interest in the UK based End of Life Vehicle Information Systems joint venture which does not trade at present.
- 33.3% interest in the Consolidated Extrusions unincorporated joint venture, the principal activity of which is the production and sale of extruded brass and copper products.

The consolidated entity's interest in assets employed in the joint ventures is included in the balance sheets under the classifications shown below:

| | Consolidated | | Parent entity |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| | **$'000** | $'000 | **$'000** |
| **Current assets** | | | |
| Cash assets | **2,258** | 1,746 | - |
| Receivables | **10,821** | 20,339 | - |
| Inventories | **4,527** | 9,622 | - |
| Deferred tax assets | **1,037** | 2,122 | |
| Non-current assets classified as held for sale – land and buildings | **5,733** | - | - |
| **Non-current assets** | | | |
| Property, plant and equipment | **7,173** | 8,953 | - |
| Goodwill | **296** | 300 | - |
| **Total assets** | **31,845** | 43,082 | - |
| **Current liabilities** | | | |
| Payables | **7,788** | 10,166 | - |
| Current tax liabilities | **3,051** | 5,161 | |
| Provisions | **1,493** | 802 | - |
| **Non-current liabilities** | | | |
| Provisions | **212** | 531 | - |
| **Total liabilities** | **12,544** | 16,660 | - |
| **Share of net assets employed in joint ventures** | **19,301** | 26,422 | - |

The consolidated entity's share of joint venture contingent liabilities and capital expenditure commitments is included in notes 24 and 25.

## 32 RELATED PARTY TRANSACTIONS

### (a) Parent entity
The parent entity of the consolidated group is Sims Group Limited.

### (b) Subsidiaries
Interests held in subsidiaries are set out in note 29.

### (c) Key management personnel
Disclosures relating to key management personnel are set out in note 28.

### (d) Transactions with related parties
The following transactions occurred with related parties:

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Tax consolidation legislation | | | |
| Current tax payable assumed from wholly-owned tax consolidation entities | - | - | **12,428** |
| Dividend revenue | | | |
| Received from subsidiaries | - | - | **46,600** |
| Management fee | | | |
| Received from subsidiaries | - | - | **1,017** |
| Superannuation contributions | | | |
| Contributions to superannuation funds on behalf of employees | **18,437** | 5,810 | - |

### (e) Outstanding balances arising from transactions with related entities
The following balances are outstanding at the reporting date in relation to transactions with related parties:

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Current receivables (tax funding agreement) | | | |
| Subsidiaries | - | - | **12,428** |
| Current payables (balance of purchase costs of subsidiaries) | | | |
| Director related entities | **12,568** | - | **12,568** |

No provision for doubtful debts have been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

### (f) Loans to from/related parties

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Loans from subsidiaries | | | |
| Beginning of the year | - | - | - |
| Loans advanced | - | - | **390,963** |
| Loan repayments received | - | - | - |
| End of year | - | - | **390,963** |
| Loans to associates | | | |
| Beginning of the year | **8,000** | 6,000 | - |
| Loans advanced | - | 2,000 | - |
| Convertible notes converted to equity | **(8,000)** | - | - |
| End of year | - | 8,000 | - |

No provision for doubtful debts have been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

### (g) Terms and conditions
The terms and conditions of the tax funding agreement are set out in note 7.
Loans from subsidiaries bear interest at commercial rates.
All other transactions were made on normal commercial terms and conditions and at market rates.





# 33 SEGMENT REPORTING

## Geographical segments

The major geographical areas of operation are as follows:

- Australia – comprising Australia and Papua New Guinea
- North America – comprising the United States of America and Canada
- New Zealand
- Europe – comprising United Kingdom, Sweden, Holland and Denmark

## Business segments

The consolidated entity operates predominantly in the secondary metal recycling industry. Its core business involves:

- Ferrous secondary recycling – comprising the collection, processing and trading of iron and steel secondary raw material.
- Non-ferrous secondary recycling – comprising the collection, processing and trading of other metal alloys and residues, principally aluminium, lead, copper, zinc and nickel bearing materials.
- Secondary processing – comprising value added processes involving the melting, refining and ingoting of certain non-ferrous metals, the production of extruded products and the reclamation and reprocessing of plastics.
- Recycling solutions – comprising the provision of environmentally responsible solutions to the disposal of post consumer products. It offers fee for service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators, electrical and electronic equipment, and tyres.

## Primary reporting – geographical segments

| 2006 | Australia $'000 | North America $'000 | New Zealand $'000 | Europe $'000 | Inter-segment eliminations/ unallocated $'000 | Consolidated $'000 |
|---|---|---|---|---|---|---|
| Sales to external customers (note (a)) | **1,145,667** | **1,735,204** | **79,033** | **792,503** | **-** | **3,752,407** |
| Intersegment sales (note (b)) | **1,273** | **-** | **-** | **-** | **(1,273)** | **-** |
| Total sales revenue | **1,146,940** | **1,735,204** | **79,033** | **792,503** | **(1,273)** | **3,752,407** |
| Share of net profits of associates | **1,350** | **1,524** | **-** | **-** | **-** | **2,874** |
| Other revenue/income | **931** | **1,106** | **65** | **-** | **-** | **2,102** |
| **Total segment revenue/income** | **1,149,221** | **1,737,834** | **79,098** | **792,503** | **(1,273)** | **3,757,383** |
| Segment result | **109,276** | **114,706** | **10,796** | **50,821** | **-** | **285,599** |
| Unallocated revenue less unallocated expenses | | | | | | **-** |
| Profit before income tax | | | | | | **285,599** |
| Income tax expense | | | | | | **(88,953)** |
| **Profit for the year** | | | | | | **196,646** |
| **Segment and Total Assets** | **376,408** | **1,126,863** | **26,092** | **408,476** | **-** | **1,937,839** |
| **Segment and Total Liabilities** | **162,920** | **366,795** | **12,763** | **198,576** | **-** | **741,054** |
| Investment in associates | **9,549** | **11,730** | **482** | **-** | **-** | **21,761** |
| Acquisitions of property, plant and equipment, intangibles and other non-current segment assets | **26,587** | **240,792** | **833** | **13,285** | **-** | **281,497** |
| Depreciation and amortisation expense | **12,497** | **14,397** | **1,336** | **13,275** | **-** | **41,505** |
| Impairment of goodwill | **-** | **-** | **-** | **-** | **-** | **-** |
| Impairment of trade receivables | **253** | **-** | **37** | **696** | **-** | **986** |
| Other non-cash expenses | **10,820** | **10,476** | **230** | **1,823** | **-** | **23,349** |



## 33 SEGMENT REPORTING (CONTINUED)

**Primary reporting – geographical segments** (continued)

| 2005 | Australia $'000 | North America $'000 | New Zealand $'000 | Europe $'000 | Inter-segment eliminations/ unallocated $'000 | Consolidated $'000 |
|---|---|---|---|---|---|---|
| Sales to external customers (note (a)) | 1,157,628 | 582,956 | 83,839 | 740,624 | - | 2,565,047 |
| Intersegment sales (note (b)) | 579 | - | - | - | (579) | - |
| Total sales revenue | 1,158,207 | 582,956 | 83,839 | 740,624 | (579) | 2,565,047 |
| Share of net profits of associates | 344 | 2,282 | - | - | - | 2,626 |
| Other revenue/income | 312 | 178 | 66 | - | - | 556 |
| **Total segment revenue** | 1,158,863 | 585,416 | 83,905 | 740,624 | (579) | 2,568,229 |
| Segment result | 105,067 | 99,540 | 14,054 | 65,586 | - | 284,247 |
| Unallocated revenue less unallocated expenses | | | | | | - |
| Profit before income tax | | | | | | 284,247 |
| Income tax expense | | | | | | (87,216) |
| **Profit for the year** | | | | | | 197,031 |
| **Segment and Total Assets** | 365,268 | 178,697 | 23,276 | 331,088 | - | 898,329 |
| **Segment and Total Liabilities** | 179,230 | 15,740 | 14,148 | 171,755 | - | 380,873 |
| Investment in associates | 627 | 9,130 | 515 | - | - | 10,272 |
| Acquisitions of property, plant and equipment, intangibles and other non-current segment assets | 26,895 | 15,452 | 1,390 | 38,351 | - | 82,088 |
| Depreciation and amortisation expense | 11,675 | 7,549 | 1,259 | 12,301 | - | 32,784 |
| Impairment of goodwill | - | - | - | - | - | - |
| Impairment of inventories | 2,794 | 863 | 216 | - | - | 3,873 |
| Impairment of trade receivables | 1,617 | - | 1 | 12 | - | 1,630 |
| Other non-cash expenses | 12,381 | 1,468 | 217 | (1,031) | - | 13,035 |

Note (a) Sales to external customers
The segment reporting above is based on geographical location of assets and revenues as reported by the segment recording the sale. An analysis of revenues allocated by the geographical location of external customers is set out below.

| | **2006 $'000** | 2005 $'000 |
|---|---|---|
| Australia | **459,239** | 576,122 |
| New Zealand | **42,650** | 46,667 |
| North America | **528,746** | 243,803 |
| Europe | **816,264** | 564,289 |
| Asia including China, Malaysia, India etc | **1,848,080** | 1,134,166 |
| Middle East | **57,428** | - |
| | **3,752,407** | 2,565,047 |





## 33 SEGMENT REPORTING (CONTINUED)

**Primary reporting – geographical segments** (continued)

Note (b) Intersegment sales

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an "arm's-length basis" and are eliminated on consolidation.

**Secondary reporting – business segments**

| | Segment revenues from sales to external customers | | Segment Assets | | Acquisitions of property, plant and equipment, intangibles and other non-current segment assets | |
|---|---|---|---|---|---|---|
| | **2006 $'000** | 2005 $'000 | **2006 $'000** | 2005 $'000 | **2006 $'000** | 2005 $'000 |
| Ferrous metal recycling | **2,259,112** | 1,598,441 | **1,124,108** | 520,483 | **199,398** | 58,147 |
| Non-ferrous metal recycling | **1,082,681** | 625,532 | **338,725** | 156,836 | **29,146** | 8,499 |
| Secondary processing | **240,034** | 239,058 | **181,572** | 84,071 | **10,327** | 3,012 |
| Recycling Solutions | **170,580** | 102,016 | **293,434** | 136,939 | **42,626** | 12,430 |
| | **3,752,407** | 2,565,047 | **1,937,839** | 898,329 | **281,497** | 82,088 |

## 34 EARNINGS PER SHARE

| | Consolidated 2006 | Consolidated 2005 |
|---|---|---|
| | Cents Per share | |
| Basic earnings per share | **174.2** | 216.3 |
| Diluted earnings per share | **173.7** | 216.1 |
| | **$'000** | $'000 |
| Earnings used in calculating basic and diluted earnings per share | **196,646** | 197,031 |
| | Number of Shares | |
| Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share | **112,856,555** | 91,086,086 |
| Adjustments for calculation of diluted earnings per share | | |
| Options, including ordinary shares issued under the Sims Group Employee Share Scheme deemed to be options for accounting purposes | **336,281** | 93,519 |
| Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share | **113,192,836** | 91,179,605 |
| The weighted average number of converted potential ordinary shares included in the calculation of diluted earnings per share amounted to | **192,321** | - |

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|

## 35 CASH FLOW INFORMATION

**(i) Reconciliation of cash**

Cash at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Cash at bank and on hand | **10,637** | 1,567 | - |
| Short term deposits | **5,163** | 44,441 | - |
| **Cash and cash equivalents** | **15,800** | 46,008 | - |

Details of interest rates and fair values are set out in note 38.

**(ii) Reconciliation of profit after income tax expense to net cash inflow from operating activities**

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Profit for the year | **196,646** | 197,031 | **46,422** |
| Depreciation and amortisation of property, plant and equipment | **41,505** | 32,784 | - |
| Net loss/(profit) on disposal of non-current assets | **705** | (2,794) | - |
| Write-down of assets in a joint venture | - | 2,043 | - |
| Revaluation losses reversed in the profit and loss | **(1,188)** | (1,917) | - |
| Non-cash employee benefits expense | **2,524** | - | - |
| Share of profits of associates not received as dividends | **(2,874)** | (2,626) | - |
| Dividend re-investment plan | - | - | - |
| Change in operating assets and liabilities, net of effects of acquisitions and disposals of entities: | | | |
| (Increase)/decrease in trade and other debtors | **4,186** | (9,940) | **(12,428)** |
| (Increase)/decrease in inventories | **(104,137)** | 8 | - |
| (Increase)/decrease in prepayments | **8,538** | (962) | - |
| Increase in provisions | **(10,593)** | 1,524 | - |
| Increase in income tax payable | **(9,284)** | 4,090 | **12,352** |
| Increase in deferred taxes | **5,102** | 2,348 | - |
| Increase/(decrease) in accounts payable and other creditors | **77,441** | (28,782) | **(15,383)** |
| **Net cash inflow from operating activities** | **208,571** | 192,807 | **30,963** |

| | Consolidated | | Parent entity |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| | **$'000** | $'000 | **$'000** |
| **36 NON-CASH INVESTING AND FINANCING ACTIVITIES** | | | |
| **Acquisition of subsidiaries** | **543,117** | - | **2,494,616** |
| On 31 October 2005 Sims Group Limited acquired substantially all of the recycling operations of Hugo Neu Corporation for $587.6 million. The consideration given comprised 32,137,071 ordinary shares in Sims Group Limited with a fair value of $543.1m and the balance paid/payable in cash. The non-cash acquisition amounts in the parent company also include shares exchanged for 100% of the shares in Sims Group Australia Holdings Limited as a consequence of the group restructure as described in note 1(a) and note 29 ($1,542.6m), an intra-group funding of $377.0m in respect of its acquisition of Sims Group UK Holdings Limited from Sims Group Australia Holdings Limited and an intra-group funding of $44.4m of the balance of the acquisition consideration for the former Hugo Neu operations. | | | |
| **Acquisition of Landfill Management Services** | **8,000** | - | - |
| On 1 January 2006 Sims Group Australia Holdings Limited acquired an additional 25% interest in an associated company, Landfill Management Services Pty Limited, on the conversion to shares of $8.0m convertible notes held in the associated company. | | | |
| **Dividend payment** | **15,017** | - | **15,017** |
| Dividend settled by issue of shares under the dividend reinvestment plan. | | | |
| **37 DERIVATIVE FINANCIAL INSTRUMENTS** | | | |
| **Current assets** | | | |
| Forward foreign exchange contracts - cash flow hedges | **882** | - | - |
| Commodity - cash flow hedges | **21** | - | - |
| | **903** | - | - |
| **Current liabilities** | | | |
| Forward foreign exchange contracts - cash flow hedges | **69** | - | - |
| Commodity - cash flow hedges | **1,194** | - | - |
| | **1,263** | - | - |

### (a) Transition to AASB 132 and AASB 139

The Group has taken the exemption available under AASB 1 *First Time Adoption of Australian Equivalents to International Reporting Standards* to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. At the date of transition to these standards, 1 July 2005, a net adjustment for the Group of $455,000 decrease in net assets was recognised representing a reclassification of foreign currency cash flow losses of $650,000 from deferred expenses to equity and the recognition of a deferred tax asset relating to these losses of $195,000 which was credited to equity.

### (b) Instruments used by the Group

The Group is party to derivative financial instruments in the normal course of business in order to hedge exposure to currency fluctuations in foreign exchange rates and commodity prices in accordance with the Group's financial risk management policies.

# 37 DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

## (b) Instruments used by the Group (continued)

### *(i) Forward exchange contracts – cash flow hedges*

The consolidated entity enters into forward foreign exchange contracts to buy and sell specific amounts of various foreign currencies in the future at pre-determined exchange rates. The contracts are entered into to hedge contracted purchase and sale commitments denominated in foreign currencies.

These contracts are hedging highly probable forecasted transactions for the ensuring financial year. The contracts are timed to mature when monies from the forecasted sales of scrap metal are scheduled to be received or when payment for purchases is scheduled to be made.

The cash flows are expected to occur at various dates up to one year from the balance date. At balance date, the details of the outstanding contracts are:

| | Consolidated | | Parent entity |
|---|---|---|---|
| | **2006 $'000** | 2005 $'000 | **2006 $'000** |
| Buy AUD, Sell USD<br>Up to 12 months - at rates averaging AUD to USD<br>2006: 0.7350 (2005: 0.7591) | **47,617** | 21,076 | - |
| Buy NZD, Sell USD<br>Up to 12 months - at rates averaging NZD to USD<br>2006: 0.6032 (2005: 0.6961) | **9,543** | 2,637 | - |
| Buy EUR, Sell USD<br>Up to 12 months - at rates averaging EUR to USD<br>2006: 1.2797 (2005: 1.2238) | **434** | 1,425 | - |
| Buy NZD, Sell AUD<br>Up to 12 months - at rates averaging AUD to NZD<br>2006: Nil (2005: 1.0721) | **-** | 2,798 | - |
| Buy GBP, Sell USD<br>Up to 12 months - at rates averaging GBP to USD<br>2006: 1.8338 (2005: 1.8414) | **71,488** | 51,322 | - |
| Buy GBP, Sell EUR<br>Up to 12 months - at rates averaging GBP to EUR<br>2006: 1.4544 (2005: 1.4555) | **33,019** | 10,652 | - |
| Buy USD, Sell GBP<br>Up to 12 months - at rates averaging GBP to USD<br>2006: 1.8131 (2005: 1.8139) | **3,227** | 4,329 | - |
| Buy EUR, Sell GBP<br>Up to 12 months - at rates averaging GBP to EUR<br>2006: 1.4514 (2005: 1.4618) | **716** | 705 | - |
| Buy SEK, Sell USD<br>Up to 12 months - at rates averaging USD to SEK<br>2006: 0.1376 (2005: Nil) | **79** | - | - |





## 37 DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

### (b) Instruments used by the Group (continued)

***(ii) Forward commodity contracts - cash flow hedges***

The consolidated entity enters into forward commodity contracts to buy and sell specific amounts of various metal commodities in the future at pre-determined rates. The commodity contracts are entered into to hedge contracted purchase and sale of metal commodity commitments denominated in foreign currencies.

The settlement dates, dollar amounts to be received and contractual exchange rates of the consolidated entity's outstanding commodity contracts at balance date are:

| | Consolidated | | Parent entity |
|---|---|---|---|
| | **2006** **$'000** | 2005 $'000 | **2006** **$'000** |
| Buy 25 metric tonnes LME Copper Grade A Up to 12 months - at rates averaging US$6,700 per metric tonne (2005: Nil) | **225** | - | - |
| Sell 150 metric tonnes LME Copper Grade A Up to 12 months - at rates averaging US$6,690 per metric tonne (2005: Nil) | **1,351** | - | - |
| Sell 240 metric tonnes LME Nickel Up to 12 months - at rates averaging US$18,250 per metric tonne (2005: Nil) | **5,895** | - | - |
| **(c) Credit risk exposures** Credit risk arises from the potential failure of counterparties to meet their obligations under the respective contracts at maturity. It arises from amounts receivable from unrealised gains on derivative financial instruments. | | | |
| Receivable recognised at balance date from forward foreign currency and commodity contracts for the year ended 30 June 2006 | **903** | - | - |



## 38 INTEREST AND CREDIT RISK EXPOSURES AND FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

### *(a) Interest rate risk exposures*

The consolidated entity's exposure to interest rate risk arises predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity. The effective weighted average interest rate for each class of financial assets and financial liabilities is as follows.

| | | | | Fixed interest maturing in: | | | | |
|---|---|---|---|---|---|---|---|---|
| **2006** | Note | Weighted average interest rate | Floating interest rate $'000 | 1 year or less $'000 | Over 1 to 5 years $'000 | More than 5 years $'000 | Non-interest bearing $'000 | Total $'000 |
| **Financial assets** | | | | | | | | |
| Cash and deposits | 35 | **4.3%** | **15,800** | - | - | - | - | **15,800** |
| Receivables - current | 8 | - | - | - | - | - | **356,019** | **356,019** |
| Receivables - non-current | 8 | - | - | - | - | - | - | - |
| | | | **15,800** | - | - | - | **356,019** | **371,819** |
| **Financial liabilities** | | | | | | | | |
| Payables - current | 15 | - | - | - | - | - | **341,752** | **341,752** |
| Payables - non-current | 15 | - | - | - | - | - | - | - |
| Bank overdrafts and loans | 16 | **5.8%** | **301,459** | - | - | - | - | **301,459** |
| | | | **301,459** | - | - | - | **341,752** | **643,211** |

| | | | | Fixed interest maturing in: | | | | |
|---|---|---|---|---|---|---|---|---|
| **2005** | Note | Weighted average interest rate | Floating interest rate $'000 | 1 year or less $'000 | Over 1 to 5 years $'000 | More than 5 years $'000 | Non-interest bearing $'000 | Total $'000 |
| **Financial assets** | | | | | | | | |
| Cash and deposits | 35 | 2.2% | 46,008 | - | - | - | - | 46,008 |
| Receivables - current | 8 | - | - | - | - | - | 214,194 | 214,194 |
| Receivables - non-current | 8 | - | - | - | - | - | 5,794 | 5,794 |
| | | | 46,008 | - | - | - | 219,988 | 265,996 |
| **Financial liabilities** | | | | | | | | |
| Payables - current | 15 | - | - | - | - | - | 182,469 | 182,469 |
| Payables - non-current | 15 | - | - | - | - | - | - | - |
| Bank overdrafts and loans | 16 | 5.0% | 98,946 | - | - | - | - | 98,946 |
| | | | 98,946 | - | - | - | 182,469 | 281,415 |

### *(b) Credit risk*

There is no concentration of credit risk with respect to current and non-current receivables, as the Group has a large number of customers, internationally dispersed. Refer note 2 for more information on the risk management of the Group. The maximum credit risk is set out in the table above.

### *(c) Fair values*

The fair value of financial assets and liabilities of the consolidated entity which have been recognised on the balance sheet, is represented by their carrying amounts.



# 39 EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRSs

**(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)**

**(A) At the date of transition to AIFRS: 1 July 2004**

| | | Consolidated | | | Parent entity | | |
|---|---|---|---|---|---|---|---|
| | **Notes** | **Previous AGAAP $'000** | **Effect of transition to AIFRS $'000** | **AIFRS $'000** | **Previous AGAAP $'000** | **Effect of transition to AIFRS $'000** | **AIFRS $'000** |
| **ASSETS** | | | | | | | |
| **Current assets** | | | | | | | |
| Cash and cash equivalents | | 20,107 | - | 20,107 | - | - | - |
| Receivables | | 182,397 | 8,489 | 190,886 | - | - | - |
| Inventories | | 147,676 | - | 147,676 | - | - | - |
| Other - reclassified to receivables | | 8,489 | (8,489) | - | - | - | - |
| Derivative financial instruments | | - | - | - | - | - | - |
| **Total current assets** | | 358,669 | - | 358,669 | - | - | - |
| **Non-current assets** | | | | | | | |
| Receivables | | 5,908 | - | 5,908 | - | - | - |
| Investments accounted for using the equity method | | 7,821 | - | 7,821 | - | - | - |
| Other financial assets | | - | - | - | - | - | - |
| Property, plant and equipment | | 261,755 | - | 261,755 | - | - | - |
| Deferred tax assets | *(g)* | 13,645 | 5,308 | 18,953 | - | - | - |
| Intangible assets | | 73,360 | - | 73,360 | - | - | - |
| **Total non-current assets** | | 362,489 | 5,308 | 367,797 | - | - | - |
| **Total assets** | | 721,158 | 5,308 | 726,466 | - | - | - |
| **LIABILITIES** | | | | | | | |
| **Current liabilities** | | | | | | | |
| Payables | | 179,475 | - | 179,475 | - | - | - |
| Interest bearing liabilities | | 1,100 | - | 1,100 | - | - | - |
| Derivative financial instruments | | - | - | - | - | - | - |
| Current tax liabilities | | 26,924 | - | 26,924 | - | - | - |
| Provisions | | 10,128 | - | 10,128 | - | - | - |
| **Total current liabilities** | | 217,627 | - | 217,627 | - | - | - |
| **Non-current liabilities** | | | | | | | |
| Interest bearing liabilities | | 36,950 | - | 36,950 | - | - | - |
| Deferred tax liabilities | | 6,277 | - | 6,277 | - | - | - |
| Provisions | | 11,736 | - | 11,736 | - | - | - |
| Retirement benefit obligations | *(d)* | - | 13,099 | 13,099 | - | - | - |
| **Total non-current liabilities** | | 54,963 | 13,099 | 68,062 | - | - | - |
| **Total liabilities** | | 272,590 | 13,099 | 285,689 | - | - | - |
| **Net assets** | | 448,568 | (7,791) | 440,777 | - | - | - |
| **EQUITY** | | | | | | | |
| Contributed equity | | 220,665 | - | 220,665 | - | - | - |
| Reserves | *(c)* | 17,620 | 10,359 | 27,979 | - | - | - |
| Retained profits | *(h)* | 210,283 | (18,150) | 192,133 | - | - | - |
| **Total equity** | | 448,568 | (7,791) | 440,777 | - | - | - |

## 39 EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRSs

(CONTINUED)

**1 Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)**

**(B) At the end of the last reporting period under previous AGAAP: 30 June 2005**

| | | Consolidated | | | Parent entity | | |
|---|---|---|---|---|---|---|---|
| | **Notes** | **Previous AGAAP $'000** | **Effect of transition to AIFRS $'000** | **AIFRS $'000** | **Previous AGAAP $'000** | **Effect of transition to AIFRS $'000** | **AIFRS $'000** |
| **ASSETS** | | | | | | | |
| **Current assets** | | | | | | | |
| Cash and cash equivalents | | 46,008 | - | 46,008 | - | - | - |
| Receivables | | 202,694 | 11,500 | 214,194 | - | - | - |
| Inventories | | 150,956 | - | 150,956 | - | - | - |
| Other - reclassified to receivables | | 11,500 | (11,500) | - | - | - | - |
| Derivative financial instruments | | - | - | - | - | - | - |
| **Total current assets** | | 411,158 | - | 411,158 | - | - | - |
| **Non-current assets** | | | | | | | |
| Receivables | | 5,794 | - | 5,794 | - | - | - |
| Investments accounted for using the equity method | | 10,272 | - | 10,272 | - | - | - |
| Other financial assets | | - | - | - | - | - | - |
| Property, plant and equipment | | 337,687 | - | 337,687 | - | - | - |
| Deferred tax assets | *(g)* | 15,046 | 8,370 | 23,416 | - | - | - |
| Intangible assets | *(b),(c),(d)* | 99,781 | 10,221 | 110,002 | - | - | - |
| **Total non-current assets** | | 468,580 | 18,591 | 487,171 | - | - | - |
| **Total assets** | | 879,738 | 18,591 | 898,329 | - | - | - |
| **LIABILITIES** | | | | | | | |
| **Current liabilities** | | | | | | | |
| Payables | | 182,469 | - | 182,469 | - | - | - |
| Interest bearing liabilities | | - | - | - | - | - | - |
| Derivative financial instruments | | - | - | - | - | - | - |
| Current tax liabilities | | 31,627 | - | 31,627 | - | - | - |
| Provisions | | 15,476 | - | 15,476 | - | - | - |
| **Total current liabilities** | | 229,572 | - | 229,572 | - | - | - |
| **Non-current liabilities** | | | | | | | |
| Interest bearing liabilities | | 98,946 | - | 98,946 | - | - | - |
| Deferred tax liabilities | (g) | 6,127 | 14,407 | 20,534 | - | - | - |
| Provisions | | 9,628 | - | 9,628 | - | - | - |
| Retirement benefit obligations | (d) | - | 22,193 | 22,193 | - | - | - |
| **Total non-current liabilities** | | 114,701 | 36,600 | 151,301 | - | - | - |
| **Total liabilities** | | 344,273 | 36,600 | 380,873 | - | - | - |
| **Net assets** | | 535,465 | (18,009) | 517,456 | - | - | - |
| **EQUITY** | | | | | | | |
| Contributed equity | | 220,665 | - | 220,665 | - | - | - |
| Reserves | *(c),(d)* | 35,065 | (9,026) | 26,039 | - | - | - |
| Retained profits | *(h)* | 279,735 | (8,983) | 270,752 | - | - | - |
| **Total equity** | | 535,465 | (18,009) | 517,456 | - | - | - |


SIMS GROUP



# 39 EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRSs
(CONTINUED)

**(2) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRSs (AIFRS)**

**Reconciliation of profit for the year ended 30 June 2005**

| | | Consolidated | | | Parent entity | | |
|---|---|---|---|---|---|---|---|
| | Notes | Previous AGAAP $'000 | Effect of transition to AIFRS $'000 | AIFRS $'000 | Previous AGAAP $'000 | Effect of transition to AIFRS $'000 | AIFRS $'000 |
| **Revenue** | *(a)* | 2,570,202 | (4,599) | 2,565,603 | - | - | - |
| Other income | *(a), (c)* | - | 5,243 | 5,243 | - | - | - |
| Raw materials and finished goods included in cost of sales | | (1,625,441) | - | (1,625,441) | - | - | - |
| Freight expense | | (249,701) | - | (249,701) | - | - | - |
| Employee benefits expense | *(d)* | (193,240) | 1,634 | (191,606) | - | - | - |
| Depreciation and amortisation expense | | (32,784) | - | (32,784) | - | - | - |
| Amortisation of intangibles | *(b)* | (5,976) | 5,976 | - | - | - | - |
| Repairs and maintenance expense | | (64,862) | - | (64,862) | - | - | - |
| Other expenses from ordinary activities | *(a)* | (120,270) | 1,273 | (118,997) | - | - | - |
| Borrowing costs expense | | (5,834) | - | (5,834) | - | - | - |
| Share of net profit of associates accounted for using the equity method | | 2,626 | - | 2,626 | - | - | - |
| **Profit before income tax** | | 274,720 | 9,527 | 284,247 | - | - | - |
| Income tax expense | *(d)* | (86,856) | (360) | (87,216) | - | - | - |
| **Profit attributable to members of Sims Group Limited** | | 187,864 | 9,167 | 197,031 | - | - | - |

| | Cents | Cents |
|---|---|---|
| Basic earnings per share | 206.3 | 216.3 |
| Diluted earnings per share | 206.0 | 216.1 |

**(3) Adjustments on transition to AASB132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement:* 1 July 2005**

Details of the adjustments made on transition are set out in note 39(4)(e).

## 39 EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRSs

(CONTINUED)

**(4) Notes to the reconciliations**

***(a) Revenue and other income disclosures in relation to the sale of non-current assets, insurance proceeds and net foreign currency gains***

Under AFIRS, the income recognised in relation to the sale of non-current assets is the net gain on the sale. This is in contrast to the current Australian GAAP treatment under which the gross proceeds from the sale are recognised as revenue, and the carrying amount of the asset sold is recognised as an expense. Insurance proceeds previously included in revenue have been reclassified as other income and net foreign currency gains have been reclassified to other income from other expenses from operating activities. The effect of this is:

*(i) At 1 July 2004*

For the Group there is no effect.

*(ii) At 30 June 2005*

For the Group there is no effect.

*(iii) For the year ended 30 June 2005*

For the Group there has been a decrease of $4.081m in revenue, a decrease in the carrying amount of non-current assets sold disclosed as an expense in the income statement of $1.287m and an increase in other income of $2.794m relating to asset sales. For the Group there has been a decrease of $0.518m in revenue relating to insurance proceeds and an increase in other income of $0.518m. For the Group there has been an increase of $0.014m in other income relating to foreign currency exchange gains and an increase on other expenses of $0.014m.

***(b) Intangible assets - goodwill***

Under AASB 3 *Business Combinations*, amortisation of goodwill is prohibited, and is replaced by annual impairment testing focusing on the cash flows of the related cash generating unit. This has resulted in a change to the current accounting policy, under which goodwill is amortised on a straight line basis over the period. The effect of this is:

*(i) At 1 July 2004*

For the Group there is no effect.

*(ii) At 30 June 2005*

For the Group there has been an increase in intangible assets of $5.976m and an increase in retained profits of $5.976m.

*(iii) For the year ended 30 June 2005*

For the Group amortisation expense has decreased by $5.976m with no associated income tax expense effect.

***(c) Property, Plant and Equipment***

On applying the fair value approach under AASB 116 Property, Plant and Equipment, an item of property, plant and equipment whose fair value can be measured reliably shall be carried at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Revaluations shall be made with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the reporting date.

If an asset's carrying amount is increased as a result of a revaluation, the increase shall be credited directly to equity under the heading of revaluation reserve. However, the increase shall be recognised in profit or loss to the extent that it reverses a revaluation decrease of the same asset previously recognised in profit or loss.

If an asset's carrying amount is decreased as a result of a revaluation, the decrease shall be recognised in profit or loss. However, the decrease shall be debited directly to equity under the heading of revaluation reserve to the extent of any credit balance existing in the revaluation reserve in respect of that asset.

This has resulted in a change to the previous accounting policy, under which any devaluation of an item of property plant and equipment would be off-set against a revaluation of assets in the same class. The effect of this is:

*(i) At 1 July 2004*

For the Group there has been an increase in the asset revaluation reserve of $10.359m, an increase in deferred tax assets of $1.378m, a decrease in retained earnings after income tax of $8.981m being the total write-down of assets for which there was no corresponding asset revaluation reserve.

## 39 EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRSs
(CONTINUED)

**(4) Notes to the reconciliations** (continued)

***(c) Property, Plant and Equipment*** (continued)

*(ii) At 30 June 2005*

For the Group there has been a decrease in the asset revaluation reserve of $4.892m, an increase in deferred tax liabilities of $14.407m, an increase in deferred tax assets of $1,378m, and an increase in goodwill of $1.073m. There was also a decrease in retained earnings after income tax of $7.064m being the total write-down of assets for which there was no corresponding asset revaluation reserve.

*(iii) For the year ended 30 June 2005*

For the Group there has been a increase of $1.917m in other income from ordinary activities relating to the reversal of revaluation losses previously charged to the profit and loss account and a corresponding decrease in the revaluation reserve.

***(d) Retirement benefit obligations***

Sims Group Limited is the sponsor of a number of superannuation plans with a defined benefit section and a defined contribution section. Under previous AGAAP, cumulative actuarial gains and losses on the defined benefit section were not recognised on the balance sheet. At the date of transition a liability is recognised in the provision for employee benefits. It is measured as the difference between the present value of the employees' accrued benefits at that date and the net market value of the superannuation fund's assets at that date. The effect of this is:

*(i) At 1 July 2004*

For the Group there has been an increase in retirement benefit obligations of $13.099m, an increase in deferred tax assets of $3.930m and a decrease in retained earnings of $9.169m.

*(ii) At 30 June 2005*

For the Group there has been an increase in retirement benefit obligations of $22.193m, an increase in deferred tax assets of $6.992m, an increase in goodwill of $3.172m an decrease in defined benefit fund reserve of $5.117m, an increase in foreign currency exchange reserves of $0.983m and a decrease in retained earnings of $7.895m.

*(iii) For the year ended 30 June 2005*

The employee benefits expense for the year has decreased by $1.634m and tax expense increased by $0.360m.

***(e) Financial instruments***

The group has taken advantage of the exemption available under AASB 1 to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* only from 1 July 2005. This allows the group to apply previous Australian GAAP to the comparative information of financial instruments within the scope of AASB 132 and AASB 139 for the 30 June 2006 financial report.

As a result of the application of the exemption referred to above, there would have been no adjustment to classification or measurement of cash flow hedges from the application of AIFRS during the year ended 30 June 2005. Changes in classification and measurement is recognised from 1 July 2005 as a result of the exemption. An adjustment of $0.455m was charged to reserves being the net of tax effect of recognising the fair value of derivatives at 1 July 2005.

***(f) Equity-based Compensation Benefits***

Under AASB 2 *Share-based Payment*, from 1 July 2004 the group is required to recognise an expense for options that were issued to employees after 7 November 2002 but which had not vested by 1 January 2005.

This has resulted in a change to the previous AGAAP accounting policy under which no expense was recognised for equity-based compensation.

If the policy required by AASB 2 had been applied during the year ended 30 June 2005, there would have been no effect on the financial statements as no options were issued to any employee after 7 November 2002.

***(g) Deferred Tax Asset/Liability***

Under previous AGAAP income tax expense was calculated by reference to the accounting profit after allowing for permanent differences. Deferred tax was not recognised in relation to amounts recognised directly in equity. The adoption of AIFRS has resulted in a change in accounting policy. The application of AASB 112 Income Taxes has resulted in the recognition of deferred tax liabilities on revaluations of non-current assets and actuarial gains and losses on retirement benefit obligations taken direct to the defined benefits fund reserve.

## 39 EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRSs

(CONTINUED)

**(4) Notes to the reconciliations** (continued)

***(g) Deferred Tax Asset/Liability*** (continued)

*(i) At 1 July 2004 and at 30 June 2005*

The effects on the deferred tax asset/liability of the adoption of AIFRS are as follows:

| | Notes | Consolidated | | Parent entity | |
|---|---|---|---|---|---|
| | | **30 June 2005** | 1 July 2004 | **30 June 2005** | 1 July 2004 |
| | | **$'000** | $'000 | **$'000** | $'000 |
| Revaluation of non-depreciable assets | (c) | **14,407** | - | - | - |
| Increase in deferred tax liability | | **14,407** | - | - | - |
| Revaluation of non-depreciable assets | (c) | **1,378** | 1,378 | - | - |
| Retirement benefit obligations | (d) | **6,992** | 3,930 | - | - |
| Increase in deferred tax assets | | **8,370** | 5,308 | - | - |
| ***(h) Retained earnings*** | | | | | |
| The effect on retained earnings of the changes set out above are as follows: | | | | | |
| Goodwill amortisation reversed | (b) | **5,976** | - | - | - |
| Asset revaluation losses transferred to retained earnings (net of tax) | (c) | **(8,981)** | (8,981) | - | - |
| Reversal of asset revaluation losses previously charged to profit and loss | (c) | **1,917** | - | - | - |
| Retirement benefit obligations | (d) | **(7,895)** | (9,169) | - | - |
| Total adjustment | | **(8,983)** | (18,150) | - | - |

## 40 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

**Critical accounting estimates and assumptions**

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

***Estimated impairment of goodwill***

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 1(s). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions. Refer to note 14 for details of these assumptions and the potential impact of changes to these assumptions.

## 41 NEW ACCOUNTING STANDARDS AND URGENT ISSUES GROUP (UIG) INTERPRETATIONS

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June 2006 reporting periods. These are considered to have nil or minimal impact when applied by the Group.

The following is a list of accounting standards (AASB) and UIGs issued but not yet effective.

**AASB**

AASB 7 – Financial Instruments: Disclosures – This Standard applies to annual reporting periods beginning on or after 1 January 2007.

AASB 2004-3 – Amendments to Australian Accounting Standards – When an entity early adopts AASB 119 as issued in December 2004 for annual reporting periods beginning on or after 1 January 2005, this Standard is also applied for that earlier period.

AASB 2005-3 – Amendments to Australian Accounting Standards [AASB 119] – This Standard makes amendments to AASB 119 Employee Benefits (issued in July 2004) and AASB 119 Employee Benefits (revised in December 2004).

AASB 2005-4 – Amendments to Australian Accounting Standards [AASB 139, AASB 132, AASB 1, AASB 1023 & AASB 1038] – This Standard applies to annual reporting periods beginning on or after 1 January 2006.

AASB 2005-5 – Amendments to Australian Accounting Standards [AASB 1 & AASB 139] – This Standard applies to annual reporting periods beginning on or after 1 January 2006.

AASB 2005-6 – Amendments to Australian Accounting Standards [AASB 3] – This Standard applies to annual reporting periods beginning on or after 1 January 2006.

AASB 2005-10 – Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038] – This Standard applies to annual reporting periods beginning on or after 1 January 2007.

**UIG**

Interpretation 4 - Determining Whether an Arrangement Contains a Lease. This Interpretation applies to annual reporting periods beginning on or after 1 January 2006.

Interpretation 5 - Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds. This Interpretation applies to annual reporting periods beginning on or after 1 January 2006.

UIG Interpretation 6 - Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment. This Interpretation applies to annual reporting periods beginning on or after 1 December 2005.

# DIRECTORS' DECLARATION

In the directors' opinion:

(a) The financial statements and notes set out on pages 37 to 97 are in accordance with the *Corporations Act 2001*, including:

  (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

  (ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2006 and of its performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures/tables set out on pages 23 to 34 of the director's report comply with Accounting Standard AASB 124 Related Party Disclosures and the Corporations Regulations 2001; and

(d) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in note 29 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 29.

The directors have been given the declarations by the Group Chief Executive and the Executive Director Group Finance and Strategy required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors.

**Paul Mazoudier**
Chairman

**Jeremy Sutcliffe**
Group Chief Executive

Signed in Sydney, NSW, Australia on 1 September 2006

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers**
**ABN 52 780 433 757**

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

## AUDIT OPINION

In our opinion:

1. the financial report of Sims Group Limited:

   › gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Sims Group Limited and the Sims Group (defined below) as at 30 June 2006, and of their performance for the year ended on that date, and

   › are presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*; and

2. the remunerations disclosures that are contained on pages 23 to 34 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (ASSB 124) and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

## SCOPE

### The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statements, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Sims Group Limited (the company) and the Sims Group (the consolidated entity), for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, under the heading "remuneration report" on pages 23 to 34 of the directors' report, as permitted by the *Corporations Regulations 2001*.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

### Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.



We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with ASSB 124 and the *Corporations Regulations 2001*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management

**Independence**

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

W H B Seaton
Partner

Sydney
1 September 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

As lead auditor for the audit of Sims Group Limited for the year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Sims Group Limited and the entities it controlled during the period.

W H B Seaton
Partner
PricewaterhouseCoopers

Sydney
1 September 2006



## VOTING RIGHTS

Voting rights attaching to the ordinary shares are, on a show of hands, one vote for every person present as a member, proxy, attorney or representative thereof and upon a poll each share shall have one vote.

## SUBSTANTIAL SHAREHOLDERS

| | Ordinary Shares |
|---|---|
| Hugo Neu Trusts | 32,263,924 |
| M & G Investment Management Limited | 11,335,028 |
| Perpetual Trustees Australia Limited | 10,708,620 |

## DISTRIBUTION OF HOLDINGS

| Range | Holders |
|---|---|
| 1 - 1,000 | 9,566 |
| 1,001 - 5,000 | 9,276 |
| 5,001 - 10,000 | 1,061 |
| 10,001 - 100,000 | 424 |
| 100,001 – and over | 38 |
| Total | 20,365 |

There were 159 holders of less than a marketable parcel of shares.

## STOCK EXCHANGE LISTING

The Company's ordinary shares are quoted on the Australian Stock Exchange.

## ADR FACILITY

The Company has a sponsored American Depositary Receipt (ADR) facility with the Bank of New York. ADRs trade on the over-the-counter market in the USA under cusip number 829160100 with each ADR representing four (4) ordinary shares. Further information and investor enquiries on ADRs should be directed to:

**ADR Depositary**

The Bank of New York
Depositary Receipts Division
101 Barclay Street - 22W, New York, NY 10286 USA.
Telephone: (1 212) 815 2476; Facsimile: (1 212) 571 3050.
Attn: Joanne Wang

## SHAREHOLDER ENQUIRIES

Enquiries from investors regarding their share holdings should be directed to:
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street, Sydney NSW 2000
Postal Address: GPO Box 7045, Sydney NSW 2001.
Telephone: 1300 855 080; Facsimile:(61 2) 8234 5050

## AUDITOR

PricewaterhouseCoopers
Darling Park Tower 2
201 Sussex Street,
Sydney NSW 1171

## PRINCIPAL BANKER

Commonwealth Bank of Australia
48 Martin Place,
Sydney NSW 2000

## TWENTY LARGEST SHAREHOLDERS

| | | No. of shares | % held |
|---|---|---|---|
| 1 | HUGO NEU CORPORATION C/-RIVER TERMINAL DEVELOPMENT COMPANY | 32,263,924 | 25.89 |
| 2 | J P MORGAN NOMINEES AUSTRALIA LIMITED | 13,468,478 | 10.81 |
| 3 | WESTPAC CUSTODIAN NOMINEES LIMITED | 10,928,058 | 8.77 |
| 4 | NATIONAL NOMINEES LIMITED | 5,233,751 | 4.20 |
| 5 | RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIPOOLED A/C> | 3,841,806 | 3.08 |
| 6 | ANZ NOMINEES LIMITED <CASH INCOME A/C> | 2,022,738 | 1.62 |
| 7 | CITICORP NOMINEES PTY LIMITED | 1,852,636 | 1.49 |
| 8 | COGENT NOMINEES PTY LIMITED | 1,586,355 | 1.27 |
| 9 | UBS NOMINEES PTY LTD | 1,488,892 | 1.19 |
| 10 | AMP LIFE LIMITED | 1,221,840 | 0.98 |
| 11 | COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS> | 843,399 | 0.68 |
| 12 | RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIIC A/C> | 520,193 | 0.42 |
| 13 | MILTON CORPORATION LIMITED | 445,000 | 0.36 |
| 14 | ARGO INVESTMENTS LIMITED | 405,000 | 0.32 |
| 15 | UCA GROWTH FUND LIMITED | 400,000 | 0.32 |
| 16 | CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 11 A/C> | 365,964 | 0.29 |
| 17 | THE AUSTRALIAN NATIONAL UNIVERSITY | 365,000 | 0.29 |
| 18 | CAMROCK (AUSTRALIA) PTY LIMITED | 302,200 | 0.24 |
| 19 | WARBONT NOMINEES PTY LTD <UNPAID ENTREPOT A/C> | 260,286 | 0.21 |
| 20 | UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD | 252,613 | 0.20 |
| | | **78,068,133** | **62.63** |

**For more up to the minute investor relations, visit www.sims-group.com**



www.sims-group.com

197GM11681

SIMS GROUP





building the world's leading recycling company . . .

# 2006 Annual Report

# CONTENTS





## ANNUAL GENERAL MEETING

The Annual General Meeting of Sims Group Limited will be held in the James Cook Ballroom, Hotel Inter-Continental, 117 Macquarie Street, Sydney, NSW on Friday 17 November 2006 at 11:00am. A Notice of Meeting and Proxy Form are enclosed with this report.

Sims Group Limited
ABN 69 114 838 630

# FINANCIAL SUMMARY





| For the year ended 30th June | 2006 (A$'000s) | 2005 (A$'000s) | % change |
|---|---|---|---|
| Total Operating Revenue | 3,754,509 | 2,565,603 | +46 |
| Profit Before Interest and Tax | 301,912 | 289,613 | +4 |
| Net Interest Expense | (16,313) | (5,366) | +204 |
| Tax Expense | (88,953) | (87,216) | +2 |
| Operating Profit after Tax | 196,646 | 197,031 | – |
| Net Cash Flows from Operations | 208,571 | 192,807 | +8 |
| Earnings per Share - basic | 174.2c | 216.3c | -19 |
| Dividends per Share | 105.0c | 160.0c | -34 |
| Return on Shareholders' Equity | 16.4% | 38.1% | -57 |
| Current Ratio | 1.8:1 | 1.8:1 | – |
| Net Debt | (285,659) | (52,938) | +440 |
| Net Tangible Asset Backing per Share | $4.68 | $4.22 | +11 |



## CORPORATE GOAL

Sims Group's corporate goal is to grow its core metal recycling business internationally while also developing an innovative recycling solutions business.


SIMS|MIREC

# CHAIRMAN'S & CHIEF EXECUTIVE'S REVIEW





2006 was another very exciting year in the building of Sims Group as the world's leading recycling company.

Firstly, the Company recorded another strong financial result with profit after tax of $197 million, in line with last year's then record profit. Sales revenue increased 46% to $3.8 billion, EBITDA was up 7% to $343 million and EBIT was $302 million, up 4%. The result was achieved through handling 7.6 million tonnes of material, up 52% on the previous year.



Secondly, on 31 October 2005, following the favourable vote by shareholders at the meetings held on 7 September, we successfully completed the merger of the former Sims Group with the recycling operations of Hugo Neu Corporation. Consequently, the results for the 2006 financial year include an eight month contribution from the Hugo Neu businesses. We will talk more about the merger later in this Review.

## RESULTS OVERVIEW

The increase in sales revenue during the year was principally as a result of the contribution from Sims Hugo Neu, strong sales volumes and high metal prices, particularly non ferrous metal prices. We congratulate all of our people on their efforts. The trading excellence and operational discipline displayed by all of them had a marked impact on the result. The second half, which saw earnings exceed the first half by over $60 million, or 89%, was particularly strong, aided by a full six month contribution from Sims Hugo Neu and very strong non ferrous base metal prices. Finished steel prices also strengthened globally in the second half which bolstered ferrous scrap prices throughout the period. The fourth quarter result was a record for the Company, with earnings of $79 million.

Once again all our global businesses delivered solid results, with our Australian operations being the stand out performer, delivering an EBIT result of $113 million, in line with that of the previous year. On the back of the Hugo Neu contribution, our North American operation's EBIT improved 31% to $124 million, while our European operation's full year EBIT decreased by 10% to $54 million, still an admirable result considering the competitive pressures faced by our UK metal recycling division. EBIT was again well balanced throughout the Group's global operations with 41% attributable to the Australasian operations, 41% to the North American operations and 18% to the European operations.

Sims Group increased net operating and investment cash flows by $28 million to $106 million resulting in a modest Net Debt/(Net Debt + Equity) position at year end of 19%. This was despite net capital expenditure of $74 million.

Earnings per share at 174.2 cents were down 19% and the directors determined that a final dividend of 60 cents per share (51% franked) be paid, providing shareholders with a fiscal 2006 total dividend of 105 cents per share (49% franked), the second highest in the Company's history. As a consequence of the application by the Company of Foreign Conduit Income Credits, foreign shareholders will be relieved of any withholding tax on the unfranked portion of the final dividend paid.




Assets
Europe 21%
Australasia 21%
North America 58%
Sales Revenue
Europe 21%
Australasia 33%
North America 46%
EBIT
Europe 18%
Australasia 41%
North America 41%

## OPERATIONAL RESULTS

### Metal recycling

Total intake volumes were positively impacted by the eight month contribution from the Hugo Neu businesses, but otherwise were down 6% year-on-year. This was largely as a result of a reduction in international pig iron trading, with ferrous yard tonnage falling by only 2%. Volumes of non ferrous brokerage tonnes increased by 33%, and the intake of processed non ferrous tonnes increased by 7%.

The Group recorded a 163% year-on-year increase in EBIT from the trading of non ferrous metals including brokerage (excluding metal recovered from shredding operations, known as non ferrous shredder residue or 'NFSR') to $79 million, on sales tonnes up 19%. EBIT from our ferrous operations, including NFSR and brokerage, was down 16% to $214 million, although sales of NFSR were up 24% to 130,000 tonnes.

In Australia, the strategic drivers of regional collection programs and city based industrial services combined to produce yet another year of record intake volumes. In the UK we launched our own internet based end-of-life vehicle compliance scheme 'recycleyourcar.co.uk'. This has proved to be a huge success and boasts more members than any of the competing compliance schemes. Not only does it provide access to source material for our shredders, it offers members of the scheme the opportunity to work with Sims Group in achieving the recycling targets set out in the ELV Directive. In the US, special mention should be made of our operations in the South East. The purchase of the Bay Bridge business in May 2004 along with the Chaparral Steel agreement reached a month later to lease its shredder and supply it with low cost high quality shredded material, has allowed us to profitably grow our volumes in this region beyond our expectations.



*Preparing precious metal containing samples for analysis, Eindhoven Holland.*

**Recycling solutions**

The Recycling Solutions Division continued to make sound progress, recording an 89% increase in EBIT year-on-year. This reflected a full year's contribution from Sims Mirec, the Division's European E-Recycling business acquired in October 2004, and an eight month contribution from the New York City kerbside recycling contract, one of the businesses acquired through the Hugo Neu merger. Under this contract, currently an interim arrangement, the Company handles all the City of New York's kerbside post consumer recyclables. Significant progress was made towards concluding the 20 year contract, already agreed in principle. During this period of negotiations, the Company continued to upgrade its technical capability to better segregate, and prepare for shipment, the kerbside recyclables received.

In the UK, our e-recycling business continued to position itself favourably for the introduction of the WEEE Directive, now destined for entry into UK law in July 2007. The labelling of discarded cathode ray tube (CRT) containing equipment as hazardous provided us with a new opportunity and we commissioned new de-manufacturing cells in Dumfries in Scotland, Manchester in England and Newport in Wales to treat TV's and monitors, before shipping the glass tubes to our Dutch glass processing facility in Echt. Our Echt operation has itself commissioned an in-house designed automatic glass separation unit and is now marketing separated panel and funnel raw materials to the CRT manufacturing sector.

Sims TyreCycle, Australia's largest collector and processor of used vehicle tyres, increased revenue by 19%, on the back of 18% growth the previous year. Also in Australia, Sims Group's comprehensive IT and electronics recycling business Sims E-Recycling, in association with Collex, completed its first full year of operation, exceeding expectations in terms of volumes and profitability, and expanding its network to become the only e-waste recycler with a true national coverage.

The Group's US e-recycling business also continued to grow, with our Hayward, California operation moving to larger premises during the year. The Virginia de-manufacturing facility continues to procure flows, and has now quadrupled volumes since implementing its e-recycling strategy in August 2003.

## SAFETY, HEALTH, ENVIRONMENT AND COMMUNITY

The Group's safety performance saw a slight increase in its lost time injury frequency rate (LTIFR) as a result of the safety performance at the acquired Hugo Neu operations. Our overall global LTIFR of 5 for our pre Hugo Neu operations was the same as the previous year. During fiscal 2007, the Company will focus on improvements within the Hugo Neu operations and also on improving the Group's safety performance as a whole.



*New mega shredder, Claremont New Jersey USA.*





In April this year, the Company launched its corporate sustainability reporting program. The issue of how a company conducts its business, not just from a financial point of view, but also with regard to its moral and ethical commitment to the community at large, has become increasingly important to shareholders, investors, governments and society in general. Our commitment to health and safety, environment and community performance in conducting our business has always been paramount, and it is with great pleasure that we introduce our first sustainability report which can be found later in this report. We will continue to explore new ways in which we can improve our performance in these important areas.

The Board also remains committed to ensuring Sims Group maintains the highest level of corporate governance and compliance. A summary of the Company's corporate governance practices can also be found later in this report.

The Board continued to support the enhancement of the Group's human resources development through a series of targeted programmes and other initiatives. The importance of our employees and the contribution they made to the Group's success cannot be understated and the Board would like to extend its congratulations to all personnel worldwide for their efforts in assisting in the integration of the Hugo Neu operations and helping to achieve this year's result. Of special mention was the Company being nominated as a finalist in the 'Best Graduate Intake Program' category of the prestigious 2006 Australian HR Awards.

## HUGO NEU MERGER

As mentioned earlier in this Review, the merger with the operating entities of Hugo Neu was consummated on 31 October 2005. This created a newly listed Sims Group Limited on the Australian Stock Exchange in which the then existing Sims Group shareholders acquired 74% of the new shares and Hugo Neu acquired the remaining. The Chairman of Hugo Neu, Mr John Neu, and Mr Paul Varello (a US resident nominated by Hugo Neu) joined the new Board.

The performance of the businesses acquired from Hugo Neu was satisfactory and ahead of forecast for the second half. The ferrous businesses on both the West and East Coasts experienced trading and commercial environments similar to those experienced by Sims Group's existing US operations. Ferrous markets were highly competitive and on the East Coast, in particular, margin was influenced by the relative strength of the domestic market compared to international markets. We have already spoken of the New York City Recycling Contract, which performed strongly during the period. In May, the new mega shredder at Claremont New Jersey was commissioned and is performing well. This enabled the Company to decommission its Queens' shredder and process arisings from both operations through a single shredder, delivering further operational benefits. A further new mega shredder, currently under construction in Los Angeles, is due to be commissioned in October 2006.

## OUTLOOK

Towards the end of the 2006 fiscal year, ferrous prices softened and fell as low as US$265 C&F Korea. Buying activity in most markets slowed in tandem with uncertainty over future finished steel prices. More recently, the ferrous market has once again begun to turn upwards and there are positive signs of a resurgence in demand in most international markets. Ocean freight rates have, however, escalated.

Assisted by continuing high non ferrous prices and prudent forward ferrous sales, the Company is expecting to deliver another very strong quarter in Q1 fiscal 2007 which, although not as strong as the last quarter of fiscal 2006, is expected to exceed the Company's budget for the period.

The Company continues to evaluate possible acquisitions in both the metal recycling and Recycling Solutions divisions and remains confident of closing a number of acquisitions of varying size before the end of the calendar year.

**Paul Mazoudier**
Chairman

**Jeremy Sutcliffe**
Group Chief Executive







**Q. While not a record year, a fairly pleasing performance in fiscal 2006?**

A. Yes it was. A second half rebound in metal prices allowed us to match last year's stand-out record result in earnings, if not earnings per share, terms. The Group recorded its best ever quarterly result of $79 million in the three months to June. The second half, assisted by the contribution from the Hugo Neu operations, also beat the first half by over $60 million. While pressure on ferrous margins was a negative for us, non ferrous prices soared in the second half.

**Q. The major event this year was completion of the Hugo Neu merger, wasn't it?**

A. Yes, without doubt. We consummated the merger on 31 October 2005. I would like to thank my fellow Board members and those executives on both sides of the merger, plus all our advisors, who worked really hard to get the deal over the line.

A large acquisition such as this does take some bedding down, and we are continuing to work hard on the integration. At an operational level, two new mega shredders, one in New Jersey which is now running, and one in Los Angeles which is nearing completion, will offer significant operating efficiencies. I am also very encouraged by the outlook for the New York City recycling contract.



**Q. Markets appeared to be very volatile last year?**

A. Well non ferrous markets particularly were. For example, the aluminium price on the LME traded between around US$1,700 and $3,250 per tonne, and the copper price between around US$3,600 and $8,800 per tonne. In fiscal 2005, aluminium only traded between around US$1,650 and $2,000 per tonne, and copper between around US$2,700 and $3,700 per tonne. So you can see that commodity markets were far more volatile last year than the previous year! Ferrous scrap markets were not as volatile but still presented our traders with many challenges, all of which they met admirably.



**Q. The Recycling Solutions Division continued to impress?**

A. Yes it did. The Division recorded an 89% increase in EBIT last year. This reflected a full year's contribution from Sims Mirec, the Division's European E-Recycling business headquartered in Eindhoven, Holland, and which operates throughout the Benelux countries, Sweden and the United Kingdom; and an eight month contribution from the New York City kerbside recycling contract. At 11% of Group EBIT, the Division is still relatively small but growing fast. This leaves us feeling confident that the Division will develop into a material profit contributor for Sims Group.



**Q. Any comments on the Company's safety performance?**

A. Our overall global lost time injury frequency rate rose slightly last year. Our focus next year will be to transfer our best practices right across the business, including our newly acquired Hugo Neu operations. Of course, we will also be addressing ways of further improving our underlying performance as a whole.



**Q. There has been a lot said in the media about corporate social responsibility. How is Sims Group responding?**

A. CSR is certainly one of the challenges faced by most organisations today and has no ready-made, one-size-fits-all solution. While we consider Sims Group to be very much a 'green' company already, perhaps we have not reported in the past as well as we could have. The segment following in this annual report titled 'Managing Sustainability' is an attempt to highlight some of our existing achievements. Rest assured that we will continue to work hard in this area.

**Q. What would you like to say to all your employees?**

A. Yet again, I would like to congratulate our employees around the world for another terrific effort in achieving the result we did. They should be justifiably proud of their achievements. Our trading personnel did a great job, and operationally we achieved record shredder production. Ongoing training in key areas such as health and safety, as well as management development programs, has become a feature of our human resources program. A high priority continues to be the nurturing of trainees and new graduates currently in the Company's trainee program.



**Q. What are your priorities in the year ahead?**

A. Obviously, our first priority is to complete the bedding down of the Hugo Neu merger. Having said that, with our gearing ratio still very much under control at 19%, we do have considerable head-room to pursue acquisitions and we have a number of targets on the radar screen, both in metals recycling and in our Recycling Solutions Division. We look at underlying value, and assess how an acquisition might fit in with our long-term goals. Watch this space!



# 8 MANAGING SUSTAINABILITY





The Key Performance Indicators selected for this report are taken from the global benchmark guideline *Global Reporting Initiative (GRI) 2002.*

## OVERVIEW

### Safety, Health, Environment and Community (SHEC)

The Hugo Neu merger doubled the size of the Company's operations in the US and presented an ideal opportunity to review the management framework for the governance of SHEC issues throughout Sims Group. Consequently, the Company implemented a new structure which gives greater regional focus to SHEC issues and provides for dynamic cause-and-effect management directly linked to the operational context in which those issues arise. Regional committees consist of relevant SHEC professionals and managers with many years operational experience in SHEC matters. This direct link to line management accountability is an important factor in embedding SHEC principles in the organisation as a way of doing business every day.

Regional committees and boards meet quarterly to report, discuss and give direction on SHEC issues. An executive committee consisting of regional heads reports to the Board SHEC Committee. Monthly SHEC updates are also a standard part of regional and Company Board papers.

The Sims Group Board is firmly committed to, and supports SHEC as an integral part of the way the Company carries on business. This commitment is formally expressed in a global SHEC Policy and articulated in the formal charters under which each committee operates, as well as the SHEC standards set for each regional operation.

***Our Commitment***

*We are committed to integrating safety, health, environment and community considerations into the way we conduct our business.*

*We recognise that our continued growth and success will only be achieved through continual improvement of our SHEC program.*

***Our Support***

*To achieve our commitment, we will support and implement SHEC policy, Standards and management systems.*

*Our commitment to the continual improvement of SHEC in our business is supported by leadership, policy, planning, implementation, measurement, evaluation and management review.*

*Every individual is expected to promote and provide leadership on SHEC issues.*

*– Extract from the Sims Group Global SHEC Policy*

### Managing and measuring performance

As part of Sims Group's commitment to corporate sustainability reporting, new systems to collect important information in key areas commenced in July 2007. This will allow the Company to monitor its performance and form the baseline from which it will measure improvements and benchmark itself against its competitors globally.

**Key areas targeted for reporting in fiscal 2007**

- Energy Use
- Water Use
- Waste Generation
- Employee Retention
- Employee Diversity
- Key OH&S indicators
- Industrial Relations
- Training and Development



*Monitor testing prior to disassembly, Hayward California USA.*





## SAFETY AND HEALTH

*We are committed to providing a safe and healthy work environment. We believe that the safety of an individual comes before all other considerations.*

*– Extract from the Sims Group Global SHEC Policy*

Occupational Health and Safety (OH&S) is of primary importance in everything Sims Group does, and the safety and welfare of its employees is paramount. Internally, the visibility of this commitment was reinforced last year with the catch cry "Safety is Everybody's Business".



Lost time injury frequency rate
21
14
11
8
5
6
01
02
03
04
05
06


### Safety and health initiatives

Over the years, several initiatives have been introduced to reduce the number of incidents at Sims Group's facilities, resulting in a steady reduction in the Lost Time Injury Frequency Rate (LTIFR) (calculated as per 1 million man-hours worked) from 21 in fiscal 2001 to 6 in fiscal 2006. There were no prosecutions during the year arising from any lost time injuries. From every incident there is an opportunity to learn how to improve management processes. Consequently, the Company also tracks minor incidents and near misses, which forms an important addition to its risk assessment and mitigation strategies.

From their initial introduction in Australia, Observational Behaviour Audits (OBAs) are now fully integrated throughout the Company's global operations. In an OBA environment, supervisors observe employees during operations, complimenting good safety behaviour plus addressing at risk behaviour, with the aim of changing attitudes to methods of working. More than 6,000 OBAs were conducted throughout Sims Group during fiscal 2006.

Safety audits are also conducted on a regular basis to monitor and report on issues that require addressing and/or may have impact on matters such as insurance. These audits are a mixture of external (including insurance company audits) and internal audits. During the year, the USA conducted 105 national OH&S audits, Australia 76 and Europe 55, in addition to local hazards and checklist audits completed at all sites on a regular basis.

Other initiatives include safety training, induction processes, job safety analyses, toolbox talks and award schemes. Health and safety is also widely accepted and integrated into the work environment via the job specifications of all senior management, operational employees and contractors. Since the merger with Hugo Neu, a committee of the 4 regional OH&S managers in the US has been established to co-ordinate efforts, share information, and develop common best practices and programs.

### Safety and health achievements

The above initiatives have all contributed to the continual improvement in OH&S within Sims Group. For example, in the Australian manufacturing division, the two Sims Aluminium facilities in Victoria achieved three and two years LTI free respectively with one also recording two years without a medically treated injury. The two Sims Plastics facilities in Victoria and NSW achieved two years and one year LTI free respectively. In the Australian metal recycling division, targeted reductions of combined LTI and medically treated injuries rates were exceeded by a pleasing 25%. In the US, the Sims Hugo Neu North West and South East divisions both recorded an excellent LTI free year, as did the Company's joint venture Canadian operations. In May 2006, Sims Hugo Neu was praised for five years without an LTI in its operations at New United Motor Manufacturing, Inc. The UK operations were awarded "Overall Winners Sims Group Best Practice Projects" and 36 employees received awards for their commitment to, and advancement of, health and safety over the year.

# 10 MANAGING SUSTAINABILITY



## ENVIRONMENT

*We are committed to the ecologically sound and sustainable use of resources and strive to operate in a manner which minimises waste, protects the environment and provides industry leadership.*

*– Extract from the Sims Group Global SHEC Policy*

### Resource recovery

Sims Group is a global leader in the recycling of ferrous and non ferrous metals, plastics, paper, tyres and electronic waste. Last year, the Company's core metal recycling operations processed over 5.5 million tonnes of ferrous metals and over 280,000 tonnes of non ferrous metals. Just over 130,000 tonnes of mixed non ferrous shredder residue were also recovered from the Company's shredding plants. As metals can be recycled indefinitely, these activities deliver social, environmental and economic benefits.

Sims Group's Recycling Solution Division is also addressing the growing social and environmental concern over the rising volume of waste being disposed of in landfills. In Australia, for example, Sims TyreCycle placed 13,000 tonnes of recovered product (rubber and steel) in the Australian market place during the year. Key applications for products included building construction, road surfacing, soft fall surfacing, and new rubber and steel products. In addition to recovered products, significant volumes of used tyres were diverted from landfill to civil engineering and alternative fuel applications. Sims E-Recycling, another Australian division, in conjunction with Collex, worked with major electronics manufacturers, councils and individual businesses to recycle more than 250,000 electronic items, from computers and TV's to mobile phones and DVD players, which otherwise would have ended up in landfill.

In the UK, several new de-manufacturing cells have been commissioned to treat TV's and monitors, before shipping the glass tubes to the Company's Dutch glass processing facility in Echt which separates and markets separated panel and funnel raw materials to the cathode ray tube manufacturing sector. The Company's UK based technical excellence team has also introduced new separation equipment in Eindhoven, Holland to separate metals and plastics more efficiently and is now researching separation equipment for removal of valuable plastics from shredder waste streams.

### Energy and greenhouse gas

As a major recycler, Sims Group provides large amounts of reusable materials to industrial consumers. When used instead of raw materials, this creates significant energy savings resulting in lower emissions and pollution of the atmosphere. The energy savings per tonne of recycled and reconstituted materials as calculated and published by the USA EPA is depicted in the following table:

**Examples of energy savings per tonne:**

- Aluminium 95%
- Copper 85%
- Iron and Steel 74%
- Lead 65%
- Zinc 64%
- Paper 64%
- Plastics 80% +



*LMS Rochedale, Qld power generation facility.*

In other words, the processing of scrap iron and steel from such items as abandoned motor vehicles, industrial off cuts and obsolete household goods to make new steel results in a 74% savings in energy. Producing a tonne of aluminium from virgin bauxite ore takes the energy equivalent of 8.1 metric tonnes of coal, but from recycled scrap takes only 0.4 metric tones, a reduction of 95 per cent.

Using the table above, the total energy indirectly saved from the scrap steel handled by Sims Group in fiscal 2006 being converted to steel was approximately 85.3 Peta Joules, or enough to power approximately 2.7 million homes (over one third the number in Australia) per year.





## Carbon Disclosure Project

In 2006, Sims Group participated for the first time in the Carbon Disclosure Project (CDP4). This Project provides a secretariat for the world's largest institutional investors to collaborate on the business implications of climate change through the monitoring of the performance of companies in this area.

While the use of secondary raw materials does save significant amounts of energy, the Company's impact is through its consumption of electricity and fuel to produce and transport those materials.

For fiscal 2006, the global greenhouse footprint for Sims Group in respect of energy use was 224,242 tonnes of $CO^2$ equivalent, the vast majority being as a result of electricity use from external sources. Full details of the Company's submission to the CDP is available on the CDP4 website at www.cdproject.net.

Energy use – Sims Group (F06)


DIESEL
19,332 KJ
PETROL
10,492 KJ
ELECTRICITY
146,656 MWh
GAS
268,801 GJ

## Green energy

In Australia, Sims Group holds a 50% interest in Landfill Management Services (LMS), a producer of 'green energy' via the channelling of methane from landfills into power generators. LMS generates significant tradeable Renewable Energy Certificates (RECs) and Greenhouse Abatement Certificates (NGACs).

During fiscal 2006, the generation projects owned by LMS had a combined generating total of approximately 70,000 RECs and 170,000 NGACs, and generated enough power for over 10,000 homes twenty-four hours a day, seven days a week, for twenty years. Additionally, the greenhouse gas abatement from LMS projects last year has resulted in a reduction of over one million tonnes of carbon dioxide equivalent emissions to the atmosphere, providing a significant contribution to Australia's efforts in reducing global warming.

Also during the year, LMS produced 372,230 tonnes of carbon credit offsets, more than 1.6 times the global emissions of Sims Group, and traded approximately 200,000 tonnes of them. While these credits are accumulated by LMS or sold to external parties, it may be possible in the future for the Company to utilise them to offset its own global emissions.

Sims Group is committed to the efficient use of energy in its manufacturing processes. As part of this commitment, an innovative energy audit process system will be trialled in fiscal 2007.

## External management standards

Sims Group has had in place an environmental management system since listing on the ASX in 1991. Fourteen of the Company's global operational sites have since gone one-step further and attained ISO 14001 accreditation. Further, all Australian operations and seven of the Company's 36 European operations have attained ISO 9000 accreditation.

In the USA, a number of operations are examining participation in the ISO program as well as a similar environmental accreditation scheme known as the Recycling Industry Operating Standard (RIOS), specifically designed by the Institute of Scrap Recycling Industries for scrap operations. Several other operations also hold a number of other environmental quality assurance programs such as Ford Q1.

In the UK, Manchester and Dumfries joined the Newport fridge plant in gaining the coveted ISO 14001 Environmental Management System for e-recycling, a certification already enjoyed by the Company's mainland European Mirec operations. The fridge recycling centre is the world's leading single site refrigerator destruction facility and is uniquely capable of safely treating the very largest of commercial refrigeration units in addition to 1,000,000 household fridges annually.

### Environmental auditing and incidents

Refined over more than a decade, Sims Group has a rigid program of environmental audits. All yards are audited at least once a year or more frequently if any trend of deterioration is evidenced. The environmental audit program is a two-phase approach. Local management first conducts a self-assessment, which is then compared to an independent external audit. This allows for high level assessment, not just of any physical problems but also of management's capability in addressing such issues. Fiscal 2007 will see further development of this tool allowing ongoing assessment linked to continual improvement.

However, Sims Group is not yet error free. In Australia, Sims Plastics was fined $3,000 for water pollution. The European operations received three improvement notices, each of a minor nature, and three warning letters, two relating to concern over the potential for pollution and one for exceeding waste storage approval. In the USA, two lawsuits were filed against Sims Hugo Neu, both in respect of alleged violation of stormwater permits. One was settled by consent agreement between the parties. An oil spill occurred in Virginia, but was contained and cleaned-up without any impact on the environment.

### Environmental awards and initiatives

In the UK, Sims Recycling Solutions won a commendation in the prestigious Business Commitment to the Environment Awards for continuous improvement in operational efficiency, including a 300MWh reduction in energy usage at the Newport fridge plant, equivalent to the saving of 148 tonnes of carbon dioxide emissions. In Australia, the metal recycling operation at St Marys, NSW was a finalist in the Western Sydney Industry awards for outstanding service.

## COMMUNITY

*We aim to be respected corporate citizens by working constructively with our communities and other stakeholders.*

*– Extract from the Sims Group Global SHEC Policy*

Sims Group works constructively with the communities in which it operates, as well as local, State and federal government bodies and authorities. It believes it has a responsibility to assist in the education of companies, communities and individuals in the benefits of recycling. The holding of open days at several of its sites during the year presented an ideal opportunity for people to speak to the Company's experts about recycling. The Company's website is another source of information, with more than 360,000 visits last year.

The Company's expertise on how to reduce waste and increase recycling is also keenly sought by government and non-government organisations. Several of Sims Group's senior executives are active members of many task forces and panels around the world, including the core recycling organisations of Bureau International de la Recuperation (BIR), Australian Council of Recyclers (ACOR) and the Institute of Scrap Recycling Industries (ISRI).

Because of the diversity and extent of its operations, Sims Group's preference is to support local initiatives directly linked to the communities in which it operates. As such, a number of public school and youth programs, as well as various charitable events, are supported, both in financial terms and through support in learning and educational initiatives.



*Sculpture by the sea, Bondi 2005*

During the year, the Company became a member of the Asia -Pacific Business Coalition on HIV/AIDS.

Sims Group actively supports community recycling events all around the world. For example, Sims E-Recycling in Australia collected free more than 50 tonnes of TV's, computers and other redundant electronic gear at a community event held during the year in Brisbane. In Sydney, the metal recycling division supplied approximately 850,000 baled aluminium cans to invited American artist Tommy Pershall for his exhibit 'Urban American in Australia' in one of the largest free outdoor sculpture exhibitions in the world *'Sculpture by the Sea, Bondi 2005'*, viewed by more than 400,000 visitors.



The Company has always been a strong proponent of moving capable people around the organisation both domestically and internationally and this has been demonstrated with a number of employees relocating during the past 12 months. The merger with the recycling operations of Hugo Neu has increased the number of opportunities to employees in respect of internal movement, career progression and succession planning.



*Paul Wake (right) receiving major commendation award on behalf of Sims UK for its fridge recycling plant.*

The European divisions completed an executive development program over the previous 18 months. More than 30 senior managers participated in the program which was run in conjunction with Aston Business School in Birmingham.

A capable and experienced workforce is one of the strengths of the Company and a number of service awards involving long serving employees around the Group were held during the year. Service of over 20 years is not unusual and underpins the passion employees have in the business. The Company also recognises that it needs to continually broaden and develop its workforce and hone its succession plans. In order to provide balance and a range of skills, the Company has increased its recruitment of graduate trainees and new managers with experience outside the industry. Structured graduate trainee programs have been implemented in Australia and the UK and will be introduced into the US during fiscal 2007. Australia has produced a number of outstanding trainees who have completed rotational development and are now performing in responsible positions. The Company was pleased with the recognition it received recently, when it was selected as a finalist in the 2006 Australian HR Awards – Best Graduate Intake Program category.


VEHICLES

*St Peters, Sydney team receiving award for over 5 years without a lost time injury.*







## Paul Mazoudier

**BA, LLB (Hons) (age 64) – Chairman**
**14,082 shares**
Chairman of the Company since 1999 and independent non-executive director since 1991. Chairman Remuneration Committee and Nomination Committee. Member Safety, Health, Environment & Community Committee and Risk & Audit Committee. Formerly an executive director of Sims Consolidated (1974-79) and former partner and NSW Chairman of Minter Ellison, lawyers. Director of HPAL Limited (since 2000).



## Jeremy Sutcliffe

**LLB (Hons) (age 49) – Group Chief Executive**
**10,000 shares, 127,255 shares (held pursuant to Company's Executive Long Term Incentive Plan), 119,913 performance rights**
Director since 1 March 2002. Member Safety, Health, Environment & Community Committee, Finance & Investment Committee and Nomination Committee. Vice-President and Board member of the Ferrous Division of the Bureau of International Recycling, member of the Australian Institute of Company Directors. Joined the Company in 1990 and has held various senior executive positions in the Company including Chief Executive UK before assuming the position of Group Chief Executive on 1 March 2002. Chairman of Sims Hugo Neu Corporation and Sims Pacific Metals Limited.



## Ross Cunningham

**B.Sc. (Metallurgy), MBA (age 61)**
**22,296 shares (held pursuant to Company's Executive Long Term Incentive Plan), 29,978 performance rights**
Director since 1984. Member Finance & Investment Committee. Fellow of the Australian Institute of Company Directors and Member of the Financial Executives Institute of Australia. Joined the Company in 1967 and has held various senior positions in Australia and South East Asia including General Manager NSW and General Manager Finance & Administration. Is currently Executive Director, Group Finance and Strategy. Director of other Sims Group Limited subsidiaries and associated companies.



## Michael Feeney

**B. Com (Marketing) (age 60)**
**25,504 shares**
Independent non-executive director since 1991. Chairman Risk & Audit Committee. Member Remuneration Committee and Nomination Committee. Formerly Finance and Strategy Director for Philip Morris, Executive Director Strategy and Corporate Affairs for Elders IXL and Executive Director Corporate Strategy of Elders Resources NZFP. Board member Collins Partners Corporate Advisory.







**Geoffrey Brunsdon**

**B.Com (age 48)**
**3,312 shares**
Independent non-executive director since 1999. Chairman Finance & Investment Committee and member Nomination Committee. Head of Investment Banking, Merrill Lynch Australia. He is a Chartered Accountant, a Fellow of the Financial Services Institute of Australia and a Fellow of the Australian Institute of Company Directors. Chairman of ING Private Equity Access Limited (since 2004). In the last 3 years was a director of ING Management Limited (from 2000 to 2005).



**John Neu**

**BA, LLB (age 68) – Vice Chairman**
**32,263,924 shares**
Executive director since 31 October 2005. Member Safety, Health, Environment & Community Committee, Finance & Investment Committee and Nomination Committee. Graduate of Cornell University, Harvard Law School, and Harvard Business School's Advanced Management Program. In 1964, joined Hugo Neu Corporation and held various management and officer positions before being appointed CEO in 1985. On the board of the Liberty Humane Society and is actively involved in a number of community and environmental organisations, including the New York/New Jersey Baykeeper and Edison Wetlands Association.



**Paul Varello**

**BCE (Civil Engineering) (age 62)**
**Nil shares**
Independent non-executive director since 31 October 2005. Member Risk & Audit Committee and Remuneration Committee. President and CEO of Commonwealth Engineering and Construction of Houston, Texas. Prior to founding Commonwealth in 2003, was Chairman and CEO of American Ref-Fuel Company. In addition, spent 25 years in the engineering and construction industry. Bachelor's degree in Civil Engineering from Villanova University and a graduate of Harvard Business School's Advanced Management Program. A registered professional engineer and a member of the American Society of Civil Engineers and the American Institute of Chemical Engineers. Director of the publicly held Ryland Group, one of the largest homebuilders in the US.



**Robert Every**

**B.Sc., PhD (Metallurgy) (age 61)**
**4,000 shares**
Independent non-executive director since 24 October 2005. Chairman Safety, Health, Environment & Community Committee and member Finance & Investment Committee. He holds a Bachelor of Science degree and a PhD in Metallurgy. He was most recently Managing Director and Chief Executive Officer of OneSteel Limited and Chairman of Steel and Tube Holdings Limited in NZ and, before that, was President of BHP Steel. Director of Iluka Resources Limited (since 2004) and Wesfarmers Limited (since 2006).

**Charles Copeman** was a director from the beginning of the financial year until his retirement (and subsequent resignation) on 18 November 2005.



The board of the Company considers that, as at 30 June 2006, the Company was in compliance in all material respects with the ASX Corporate Governance Council's Principles of Good Corporate Governance and Best Practice Recommendations (March 2003) (the "ASX Recommendations").

There are 10 key principles of corporate governance set out in the ASX Recommendations. Those principles, and the Company's response to them, are as follows:

### PRINCIPLE 1. Lay solid foundations for management and oversight

The Company has adopted a Board Charter which formalises the functions reserved to the board and those delegated to management. A copy of this document is available for viewing by visiting the home page of the Company's website at www.sims-group.com, clicking on 'Corporate Governance' and then 'Board Charter'.

### PRINCIPLE 2. Structure the board to add value

The board has adopted specific principles in relation to directors' independence. These state that to be deemed independent, a director must be a non-executive director (i.e. not be a member of management) and:

- not be a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company;
- within the last three years not been employed in an executive capacity by the Company or a controlled entity, or been a director after ceasing to hold any such employment;
- within the last three years not been a principal of a material professional adviser or a material consultant to the Company or a controlled entity, or an employee materially associated with the service provided;
- not been a material supplier or customer of the Company or a controlled entity, or an officer of or otherwise associated directly or indirectly with a material supplier or customer;
- must have no material contractual relationship with the Company or a controlled entity other than as a director of the Company;
- not served on the board for a period which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company;
- be free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act in the best interests of the Company.

Materiality for the purposes of these principles is determined on both quantitative and qualitative bases. An amount of over 5% of annual turnover of Sims Group or 5% of the individual director's net worth is considered material. In addition, a transaction of any amount, or a relationship, is deemed material if knowledge of it affects the shareholders' understanding of the director's performance.

Independent directors comprise a majority of the board. The Chairperson, Mr Paul Mazoudier, is an independent director. The roles of Chairperson and Group Chief Executive are not exercised by the same individual. Details of the members of the board, their experience, expertise, qualifications, term of office and independent status are set out on pages 14 and 15 of this annual report.

Directors have the right, in connection with their duties and responsibilities, to seek independent advice at the Company's expense. Prior written approval of the Chairperson is required, which will not be unreasonably withheld.

The board has established a Nomination Committee. The names of Nomination Committee members and their attendance at Nomination Committee meetings are set out on page 21 of this annual report. The Nomination Committee has adopted a charter. A copy of this document is available at www.sims-group.com, clicking on 'Corporate Governance' and then 'Nomination Committee Charter'. A description of the board's procedures for the selection and appointment of new directors to the board and the Nomination Committee's policy on the appointment of directors is available at www.sims-group.com, clicking on 'Corporate Governance' and then 'New Directors'.





**PRINCIPLE 3. Promote ethical and responsible decision-making and PRINCIPLE 10. Recognise the legitimate interests of stakeholders**

The Company has adopted a Code of Conduct and a policy on dealing in Sims Group securities. A copy of these documents is available at www.sims-group.com, clicking on 'Corporate Governance' and then 'Code of Conduct' and 'Securities Trading Policy' respectively.

The board has established a Finance & Investment ("F & I") Committee, which operates in accordance with its charter. The names of F & I Committee members and their attendance at F & I Committee meetings are set out on page 21 of this annual report.

**PRINCIPLE 4. Safeguard integrity in financial reporting**

The Group Chief Executive and the Executive Director Group Finance & Strategy have stated in writing to the board in respect of the financial year ended 30 June 2006:

- that the Company's financial reports present a true and fair view, in all material respects, of the Company's financial condition and operational results and are in accordance with relevant accounting standards; and
- that the above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the board and that the Company's risk management and internal compliance and control system is operating efficiently and effectively in all material respects.

The board has established a Risk & Audit ("Audit") Committee. The names of Audit Committee members, their qualifications and their attendance at Audit Committee meetings are set out on page 21 of this annual report. All members of the Audit Committee are independent non-executive directors.

The Audit Committee has adopted a charter and the Company has adopted a policy and procedures for the selection and appointment of the external auditor, and for the rotation of external audit engagement partners. A copy of these documents is available at www.sims-group.com, clicking on 'Corporate Governance' and then 'Audit Committee Charter' and 'External Auditors' respectively.

**PRINCIPLE 5. Make timely and balanced disclosure**

The Company has adopted a Market Disclosure Policy and procedures for compliance. A copy of these documents is available at www.sims-group.com, clicking on 'Corporate Governance' and then 'Market Disclosure Policy'.

**PRINCIPLE 6. Respect the rights of shareholders**

The Company has adopted a statement on communications with shareholders. A copy of this document is available at www.sims-group.com, clicking on 'Corporate Governance' and then 'Shareholders Communication'.

**PRINCIPLE 7. Recognise and manage risk**

The Company has adopted a Risk Management Policy and a statement on internal compliance and control systems. A copy of these documents is available at www.sims-group.com, clicking on 'Corporate Governance' and then 'Risk Mgt Policy & Internal Control'.

The board has established a Safety, Health, Environment & Community ("SHEC") Committee, which operates in accordance with its charter. The names of SHEC Committee members and their attendance at SHEC Committee meetings are set out on page 21 of this annual report.

The directors have received and considered the annual control certification from the Group Chief Executive and the Executive Director Group Finance & Strategy in accordance with Principle 4 relating to financial risks. Due to the geographic spread of the Group's operations and the extensive delegation of authority and responsibility granted to senior business unit management, the Group Chief Executive and the Executive Director Group Finance & Strategy, when attesting to the adequacy of the Company's risk management and internal compliance and control system, rely significantly upon internal audit and the control certification reports received from each regional chief executive regarding compliance with the various risk management, compliance and internal control policies and procedures in the region for which each is responsible.

**PRINCIPLE 8. Encourage enhanced performance**

The Company has adopted a statement describing the performance evaluation process of the board, its committees, individual directors and key executives. A copy of this document is available at www.sims-group.com, clicking on 'Corporate Governance' and then 'Performance Evaluation Process'.

As the board was reconstituted following the merger of the Company with the operations of Hugo Neu Corporation in October 2005, a performance evaluation of the board and its members was not undertaken during the financial year ended 30 June 2006.

**PRINCIPLE 9. Remunerate fairly and responsibly**

The board has established a Remuneration Committee. The names of Remuneration Committee members and their attendance at Remuneration Committee meetings are set out on page 21 of this annual report.

The Remuneration Committee has adopted a charter. A copy of this document is available at www.sims-group.com, clicking on 'Corporate Governance' and then 'Remuneration Committee Charter'.

Information on the Company's remuneration policies is set out on pages 23 to 36 of this annual report.



*Downstream operations, Claremont New Jersey USA.*



*Recycling facilites, Newport UK.*





## NOTES TO THE FINANCIAL STATEMENTS





Your directors present their report on the consolidated entity consisting of Sims Group Limited and the entities it controlled at the end of, or during, the year ended 30 June 2006.

## DIRECTORS AND THEIR INTERESTS

The names of the directors of Sims Group Limited ("Company") in office at the date of this report together with their qualifications and experience and relevant interest in the share capital of the Company or of a related body corporate, are set out on pages 14 and 15 of this annual report.

## COMPANY SECRETARY

The Group company secretary is Mr F M Moratti B.Com, LLB, MBA (Executive). Mr Moratti was appointed to the position of company secretary in 1997. Before joining the Company he held positions of assistant company secretary/legal counsel in a number of publicly listed companies over a period of some 12 years and prior to that worked as a solicitor with a major legal practice.

## PRINCIPAL ACTIVITIES

Details of the principal activities of the consolidated entity during the year are addressed in the Chairman's and Group Chief Executive's Report on pages 2 to 5 of this annual report and in the notes to the financial statements.

## TRADING RESULTS

The consolidated net profit of the consolidated entity for the year was $196.6 million.

## DIVIDENDS

The financial 2005 year partly franked (60%) final dividend of 70 cents per share and partly franked (60%) special dividend of 20 cents per share referred to in the directors' report dated 26 August 2005 were paid on 23 September 2005. A partly franked (47%) interim dividend of 45 cents per ordinary share (other than those shares held by Hugo Neu Corporation) and 15 cents per ordinary share (held by Hugo Neu Corporation) for the financial 2006 year was paid on 13 April 2006. Since the end of the financial year the directors have recommended the payment of a partly franked (51%) final dividend of 60 cents per fully paid share to be paid on 20 October 2006 out of retained profits at 30 June 2006.

## REVIEW OF OPERATIONS

A review of the operations of the consolidated entity during the year and the results of those operations are set out in the Chairman's and Group Chief Executive's Report on pages 2 to 5 of this annual report.

## SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Other than as set out following, the directors are not aware of any significant change in the state of affairs of the Company during the financial year other than as set out in the Chairman's and Group Chief Executive's Report on pages 2 to 5 of this annual report.

### Hugo Neu Merger

On 31 October 2005 the former Sims Group Limited completed the merger with substantially all of the metal recycling operations of Hugo Neu, a US recycler ("Merger"). The Merger created a new company, New Sims Group, which listed on the Australian Stock Exchange and became 'Sims Group Limited'.

## SUBSEQUENT EVENTS

The directors are not aware of any matter or circumstance that has arisen since the end of the financial year which will significantly affect, or may significantly affect, the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

## LIKELY DEVELOPMENTS

Information as to the likely developments in the operations of the consolidated entity is set out in the Chairman's and Group Chief Executive's Report on pages 2 to 5 of this annual report.





## ENVIRONMENTAL REGULATION

The Company has licences and consents in place at each of its operating sites as prescribed by environmental laws and regulations that apply in each respective location. Further information on the consolidated entity's performance in relation to environmental regulation is set out on pages 10 to 12 of this annual report.

## DIRECTORS' MEETINGS

The number of directors' meetings and meetings of committees of directors held during the financial year and the number of meetings attended by each director were:

| | Board of Directors | Risk & Audit Committee | Safety, Health, Environment & Community Committee | Remuneration Committee | Finance & Investment Committee | Nomination Committee |
|---|---|---|---|---|---|---|
| Meetings Held | 13 | 7 | 4 | 8 | 2 | 3 |
| Paul Mazoudier | 13 | 6 [1] | 4 | 8 | - | 3 |
| Geoffrey Brunsdon | 13 | 1 [4] | - | - | 2 | - |
| Jeremy Sutcliffe | 13 | - | 4 | 5 [5] | 2 | 3 |
| Ross Cunningham | 13 | - | - | - | 2 | - |
| Michael Feeney | 12 | 7 | - | 7 | - | 3 |
| John Neu | 4 [1] | - | 2 [1] | - | 1 [1] | - |
| Paul Varello | 4 [1] | 5 [1] | - | 2 [1] | - | - |
| Bob Every | 5 [2] | - | 2 [1] | - | 1 | - |
| Charles Copeman | 9 [3] | 2 [3] | 2 [3] | - | - | - |

[1] appointed 31 October 2005 [2] appointed 24 October 2005 [3] resigned 18 November 2005
[4] resigned 25 August 2005 [5] resigned 31 October 2005

## INSURANCE OF OFFICERS

During the year, the Company paid a premium of $252,429 in respect of a contract insuring all directors and executive officers of the Company (and/or any subsidiary companies in which it holds greater than 50% of the voting shares), including directors in office at the date of this report and those who served on the board during the year, against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith. The directors have not included details of the nature of the liabilities covered as such disclosure is prohibited under the terms of the contract.

## SHARE OPTIONS GRANTED TO DIRECTORS AND RELEVANT GROUP EXECUTIVES

90,517 and 36,738 shares respectively in the Company's Executive Long Term Incentive Plan ("LTI Plan") were issued to J L Sutcliffe on 22 July 2005 and 28 July 2006 respectively. 119,913 performance rights were issued to J L Sutcliffe on 6 October 2005. 11,879 and 10,417 shares respectively in the LTI Plan were issued to R B Cunningham on 22 July 2005 and 28 July 2006 respectively. 29,978 performance rights were issued to R B Cunningham on 18 November 2005. 9,427 and 8,185 shares respectively in the LTI Plan were issued to D R McGree on 22 July 2005 and 28 July 2006 respectively. 79,634 and 3,877 restricted stock units were issued to C R Jansen on 1 November 2005 and 28 July 2006 respectively. 3,003 and 2,788 performance rights were issued to G Davy and W T Bird respectively on 28 July 2006. Further details of those share options issued during the financial year can be found in section E of the remuneration report on page 34 of this annual report.



## SHARES UNDER OPTION

Unissued ordinary shares of the Company under option at the date of this report are as follows:

**LTI Plan shares**

| Date granted | Expiry date | Issue price | Number under option |
|---|---|---|---|
| 22 July 2005 | 22 July 2010 | $14.99 | 187,164 |
| 28 July 2006 | 28 July 2011 | $18.73 | 131,545 |

**Performance Rights**

| Date granted | Expiry date | Issue price | Number under option |
|---|---|---|---|
| 6 October 2005 | 31 October 2010 | Nil | 119,913 |
| 18 November 2005 | 30 June 2008 | Nil | 29,978 |
| 28 July 2006 | 28 July 2009 | Nil | 16,359 |

**Restricted Stock Units**

| Date granted | Expiry date | Issue price | Number under option |
|---|---|---|---|
| 1 November 2005 | 30 June 2009 | Nil | 280,708 |
| 28 July 2006 | 30 June 2009 | Nil | 14,905 |

Holders of shares pursuant to the LTI Plan have certain rights under their terms to participate in share issues of the Company. No holder of performance rights or restricted stock units has any right under their terms to participate in any other share issue of the Company or any other entity.

## SHARES ISSUED ON THE EXERCISE OF OPTIONS

193,798 ordinary shares of the former Sims Group Limited were issued during July 2005 at an issue price of $6.75 each as a result of the exercise of 193,798 options issued to the Group Chief Executive Mr Sutcliffe on 28 February 2002 pursuant to his incentive plan with the former Sims Group Limited. 43,799 ordinary shares of the Company were issued on 30 June 2006 at nil consideration as a result of the vesting of performance rights issued to certain employees of the Company or its related bodies corporate on 1 November 2005 pursuant to their contracts with the Company or its related bodies corporate. No further shares have been issued since 30 June 2006. No amounts are unpaid on any of these shares.

## NON-AUDIT SERVICES

The Company may decide to employ the auditor (PricewaterhouseCoopers) on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company and/or the consolidated entity are important.

Details of the amounts paid or payable to the auditor for audit and non-audit services provided during the year are set out in note 6 to the financial statements.

The Board of directors has considered this position and, in accordance with advice received from the Board Risk & Audit Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor, as set out in note 6 to the financial statements, did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the Risk & Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and rewards.

A copy of the auditor's independence declaration as required under section 307C of the *Corporations Act 2001* is set out on page 101 of this annual report.

## ROUNDING OF AMOUNTS TO NEAREST THOUSAND DOLLARS

The amounts in the financial statements, where appropriate and unless otherwise stated, have been rounded off to the nearest thousand dollars in accordance with ASIC Class Order 98/100.

## REMUNERATION REPORT

### Scope of Remuneration Report

This Remuneration Report outlines the remuneration arrangements for Sims Group's directors and senior executives in accordance with the requirements of the *Corporations Act 2001*, and its *Regulations*. It also provides the remuneration disclosures required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 *Related Party Disclosures* which have been included in the Remuneration Report as permitted by Regulation 2M.6.04. The AASB 124 disclosures in this report have been audited.

This report outlines Sims Group's directors' and senior executives' remuneration arrangements, and covers the Key Management Personnel ("KMP") including the five highest paid executives of the Company and Group. For the purposes of this report, the term "executives" encompasses the executive directors and the senior executives.

| Name | Position | Employer |
|---|---|---|
| **Non-executive directors** | | |
| P K Mazoudier | Chairman | Sims Group Limited |
| J M Feeney | Non-executive director | Sims Group Limited |
| G N Brunsdon | Non-executive director | Sims Group Limited |
| C Copeman | Non-executive director | Sims Group Limited |
| R Every | Non-executive director | Sims Group Limited |
| P Varello | Non-executive director | Sims Group Limited |
| **Executive directors** | | |
| J L Sutcliffe | Group Chief Executive | Sims Group Limited |
| J Neu | Executive Director & Vice Chairman | Sims Hugo Neu Corporation |
| R B Cunningham | Executive Director Group Finance & Strategy | Simsmetal Services Pty Limited |
| **Other Key Management Personnel** | | |
| C R Jansen | Chief Executive Sims Hugo Neu | Sims Hugo Neu Corporation |
| D R McGree | Managing Director Australia & New Zealand | Simsmetal Services Pty Limited |
| W T Bird | Managing Director – Metals Recycling – UK | Sims Group UK Holdings Limited |
| G Davy | Managing Director – Sims Recycling Solutions – Europe & North America | Sims Group UK Holdings Limited |
| R R Brown | General Manager – NZ | Simsmetal Industries Limited |

The remuneration report is set out under the following main headings:

A Remuneration Committee
B Executive remuneration
C Service Agreements
D Non-executive directors' remuneration
E Details of remuneration for financial year ending 30 June 2006 (and prior year)
F Additional information

## A. Remuneration Committee (audited)

### Role of the Remuneration Committee

The role of the Remuneration Committee ("Committee") is to support and advise the Board on the implementation and maintenance of remuneration policies and frameworks. These policies and frameworks are designed to meet the commercial needs of the business, whilst being transparent and aligned with shareholders' interests. The Committee's activities are governed by terms of reference, available on the Sims Group website at:
www.sims-group.com/global/governance/remuneration_committee.asp



The Committee reviews and makes recommendations to the Board focusing on:

- executive remuneration policies
- remuneration and incentive performance packages of executives
- introduction and application of equity-based schemes
- overseeing the annual performance appraisals of the executive directors
- executive succession planning
- executive recruitment, retention and termination policies
- remuneration framework for non-executive directors

### Membership and meetings

Independent non-executive directors Mr Mazoudier (Chairman), Mr Feeney and Mr Varello (who joined the Board and Committee on 31 October 2005) and executive director Jeremy Sutcliffe (who stepped down from the Committee on 31 October 2005) were members of the Committee during the year.

The Committee met eight times during the year. Attendance at those meetings is set out on page 21 of this annual report.

The Group Chief Executive, the Group General Manager Human Resources and the Executive Director Group Finance & Strategy attended Committee meetings by invitation and assisted the Committee in its deliberations during the year, except where matters associated with their own remuneration were considered.

### Advisors

The Committee draws on advice and data concerning remuneration matters from selected external sources when appropriate.

## B. Executive remuneration (audited)

### Proposed review of remuneration

In F06 the Company was focused on integrating the acquired Hugo Neu Corporation recycling entities and Sims Group businesses from an operational and strategic perspective. In F07 the Company will review its executive remuneration approach to ensure it supports the operational, strategic and structural changes made in the organisation during F06. The revised executive remuneration approach – for implementation in F08 – will be designed to support the business direction, be cognisant of corporate governance considerations and, ultimately, be in the best interests of the Company's shareholders. Consequently, the Group will continue with the F06 remuneration approach through F07 during this review period.

### Executive directors and other Key Management Personnel

The KMP (as defined in AASB 124 *Related Party Disclosures*) of Sims Group Limited includes the executive directors and the other Key Management Personnel ("KMP"), each named on page 23 of this annual report, which includes the 5 highest-paid executives of the entity. These personnel had the authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year.

All of the executive directors and Other Key Management Personnel were employed for the duration of F06 with the exception of Mr John Neu, who joined the Company on 1 November 2005 as a result of the Merger.

### Current remuneration policy

The Committee recognises that Sims Group operates in a global environment and that the Company's performance depends on the quality of its people. The Committee ensures that the Company's executive reward approach satisfies the following key criteria for good reward governance practices:

- market-competitive reward opportunities are delivered commensurate with employee duties, responsibilities and accountabilities
- appropriately structured to attract, motivate and retain highly skilled people
- reward based on demanding financial and non-financial performance criteria with a focus on delivering long-term value creation to shareholders
- simplicity and transparency
- alignment with shareholders' interests





**Link between performance and reward**

The main business drivers that are within executives' control and provide the inputs for managing and rewarding performance are:

- business and market development
- financial and risk management
- operational excellence including safety
- people management



Aligning individual performance to total shareholder value
SHAREHOLDER VALUE
CORPORATE GOAL & VALUES
BOARD EXPECTATIONS
SIMS GROUP STRATEGIC OBJECTIVES
REGIONAL & DIVISIONAL BUSINESS PLAN
INDIVIDUAL PERFORMANCE PRIORITIES
ALIGNMENT


Figure 1

To ensure focus on shareholder value, each year the Board reviews and endorses the Sims Group strategic objectives.

The alignment of executive remuneration outcomes with the performance of Sims Group and the individual is a key part of Group business plans. Relevant performance hurdles, agreed in advance of the allocation of incentives, are a key element in an appropriately structured performance and incentive plan.

From the Company's strategic objectives, priorities are established at a regional and divisional level. Specific personal priorities are then developed for individual employees and incorporated into the annual performance appraisal process, thus ensuring alignment between goals at all Company levels and ultimately with the objective of enhancing shareholder value.

**Remuneration structure**

The executive reward framework has three components. These remuneration components, and the factors that determine them, are summarised in the table below:

| Component | Delivery mechanism | Variables determining reward | | | |
|---|---|---|---|---|---|
| Fixed Remuneration | Annual salary & benefits | Set with reference to market data for role, experience and performance | | | |
| Short-term incentives | Cash | Business and market development objectives | Financial targets | People and Safety targets | Operational targets |
| Long-term incentives | Equity or cash | Earnings Per Share targets | | | |

The combination of these components comprises an executive's total reward.



### Mix of fixed and variable reward

The framework set out above provides a mix of fixed and variable rewards and a blend of short and long-term incentives. The remuneration mix for executives during the financial year is as set out in the table below:

| Executive | Fixed remuneration | Short-term incentive | Long-term incentive |
|---|---|---|---|
| J L Sutcliffe | 45% | 32% | 23% |
| J Neu* | 100% | - | - |
| R B Cunningham | 48% | 29% | 23% |
| C R Jansen | 49% | 37% | 14% |
| D R McGree | 56% | 28% | 16% |
| W T Bird | 59% | 29% | 12% |
| G Davy | 59% | 29% | 12% |
| R R Brown | 69% | 21% | 10% |

* The terms of Mr Neu's service agreement include a base salary and participation in the Company's employee pension plans, welfare benefit plans and tax-deferred savings plans. Mr Neu will be afforded the opportunity to earn a cash bonus in respect of each calendar year, the amount of which, if any, shall be determined by the Board in its sole discretion in the event of exceptional performance.

### Total Fixed Remuneration Package

Fixed remuneration is structured as a total employment cost package, and an executive's package is reviewed annually. A salary increase budget, guided by forecasts available from public salary surveys, is approved by the Committee each year. An executive's pay is also reviewed on promotion. Each review takes into account the executive's experience and tenure and the executive's performance during the year.

There are no guaranteed package increases included in executives' service agreements (set out in Section C) with the exception of Mr Sutcliffe, who will receive, in years 2006 and 2007, the Group base percentage salary increase for Australian employees.

### Benefits

Executives receive benefits consistent with market practice in their country as part of their individual fixed remuneration package. These benefits may include superannuation, car allowances, expatriate allowances or maintained motor vehicle and medical benefits.

### Variable reward

The Company believes that its variable reward approach should be managed as a whole, not as discrete elements. Consequently, the Company has designed its incentive plans to focus executives on both single year and multi-year performance across performance metrics which, together, support shareholder value enhancement.

### Short-term incentives

Following the Merger, no changes were made to the short-term incentive ("STI") programs already in place for both Sims Group and Hugo Neu Corporation for the duration of the financial year ended 30 June 2006.

### *Sims Group STI*

All executives, with the exception of Mr Neu, participated in the Sims Group STI.

Under the Sims Group's STI, participating executives ("STI Participants") may receive a cash bonus payment annually ("STI Bonus"), based upon performance relative to certain performance hurdles.

A scorecard approach is utilised. STI Participants need to meet minimum performance hurdle targets which are related to business and market development, growth, financial, people and safety, and operational targets.

The main performance measure relates to financial targets based on Profit Before Income and Tax ("PBIT") return on monthly average controlled capital employed ("ROCCE"). The ROCCE targets are based on the STI Participant's business unit or in the case of a Participant with group responsibilities, targets are based on the consolidated entity. Sims Group believe that ROCCE is an appropriate metric for the STI due to the fact that the metal and recycling solutions business is a volatile and cyclical industry whose margins are significantly influenced by global and regional supply and demand balances. It is a capital-intensive industry whose asset base is constantly in a state of renewal and reinvestment. By





rewarding executives for ROCCE performance, the STI reinforces sound capital investment strategies, conservation of working capital and excellence in operational execution to maximise earnings. The Committee determines annually the minimum percentage ROCCE which the STI Participants' business unit or the consolidated entity must achieve in the following year before an STI Participant is eligible to receive an STI Bonus based on this criterion. The Company has not disclosed actual ROCCE targets given commercial sensitivities.

Other performance hurdles relate to the STI Participant achieving certain specified personal objectives which are relevant to meeting the Company's business objectives. Personal objectives may be related to metrics such as the achievement of safety targets, market growth, improved production rates, cost containment and completion of focused training and development plans. The Company believes that these performance measures, given the cascading effect of shareholder value and the corporate goals to determine individual goals illustrated in Figure 1, are consistent with achieving the Company's annual targets. An STI Participant will only be eligible to receive that portion of his or her STI Bonus linked to meeting his or her personal objectives if the consolidated entity achieves a minimum level of ROCCE in a particular financial year. An STI Participant will not be eligible to receive any form of STI Bonus if he or she does not obtain at least an "achieve" rating on his or her personal priorities for that particular financial year.

In accordance with the Committee's terms of reference, at the end of the financial year the Committee will be provided with all appropriate performance information relating to each executive, Company and business unit financial statements, and will make a determination as to the extent that the performance criteria applicable to each executive have been met.

If an STI Participant terminates employment with Sims Group prior to the end of the financial year a pro rata bonus payment may be considered, at the discretion of the Group Chief Executive. Any payment will only be made after the Committee has approved bonus payments for that financial year.

## *Hugo Neu Corporation STI*

None of the identified KMP executives participated in the legacy Hugo Neu Corporation STI bonus program, applicable to former employees of Hugo Neu Corporation.

### Long-term and retention incentive plans

In the interests of the Company, shareholders, and continuity of business, the Company operates long-term and retention incentive plans designed to encourage performance and retention of key executives. The LTI Plan, the Performance Rights and Restricted Stock Unit Plans have a continuous service criteria and the Company has selected EPS as the appropriate metric due to the importance of stable underlying earnings growth to generate value for investors. The diluted measurement of EPS was selected as the Company believes this provides the most appropriate reflection of the value of earnings to shareholders.

### Long-term incentive plan

#### *Purpose of plan*

The Company operates a long-term incentive plan ("LTI Plan") for executives with more than 12 months service (including the executive directors with the exception of Mr Neu) ("LTI Participants"). The LTI Plan is intended to link the rewards of executives to the long-term performance of Sims Group and the returns generated for shareholders. Additionally, the LTI Plan is designed to encourage executive retention.

All executives other than Mr Neu currently participate in the LTI Plan.

#### *Structure of plan*

For participants who joined the LTI Plan in F03:

- The LTI Plan, introduced in F03, was the Company's first structured approach to long-term incentives. For those participants who have been in the LTI Plan since its inception in F03, the Company believed that, given the industry's cyclical nature, those individuals' efforts should be recognised over an increasing timeframe. As a result the grants to those individuals have had a 3 year (initial grant), 4 year (F06 grant) and a 5 year (most recent grant in F07) performance period.
- Awards were granted on 22 July 2005 and vested one year later. Performance was measured over the four-year period from F02 (base year) to F06. Australian participants could elect to receive awards as cash or equity. Equity was structured as a non-recourse loan provided to the participant to purchase shares in Sims Group. The loan is required to be repaid within 5 years of grant. Overseas participants received their awards as cash.
- A further annual award (structured in a similar manner to the 22 July 2005 award) was granted on 28 July 2006 and will vest one year later. Performance will be measured over the five-year period from F02 (base year) to F07.
- Future grants to these individuals will be determined as part of the Company's review of executive remuneration (discussed earlier).



For participants who joined the LTI Plan in F06:

- Awards were granted on 22 July 2005 and vest after three years. Performance is measured over the three-year period from F05 (base year) to F08.
- Additional awards were granted on 28 July 2006 and vest after three years. Performance is measured over the three-year period from F06 (base year) to F09.
- Australian participants' awards are structured as a non-recourse loan provided to the participant to purchase shares in Sims Group.
- Overseas participants awards are structured as cash. However, it is intended that, from F07 all overseas participants' who joined the LTI Plan in F06 (or subsequent years) will have 100% equity-based long-term incentive awards. In the case of UK participants, the awards will be in the form of Performance Rights. In the case of US participants the awards will be in the form of Restricted Stock Units.

It is intended, subject to the outcome of the program review, that the LTI Plan will become 100% equity-based for all participants from no later than F09.

The Australian equity awards are currently structured as a non-recourse loan to allow the participants to purchase Sims Group shares. The Company believes that shares are an appropriate incentive to focus the performance of the executive on the long-term viability of the Company. Further, the loan share plan structure is a tax-effective approach for achieving this aim.

### *Potential reward*

The potential reward under the LTI Plan is calculated based on a pre-determined percentage of fixed remuneration, depending on the seniority of the LTI Participant. In respect of the F06 grants, Mr Sutcliffe and Mr Cunningham each received a grant with an equivalent value of 50% of their fixed remuneration. The other executives each received a grant with an equivalent value ranging from 15%–30% of their fixed remuneration.

For the grants disclosed above, where the participant could elect whether to receive cash or equity, if the reward as a percentage of fixed remuneration was increased from the prior year, any increase was required to be taken as equity.

### *Performance measure*

The performance measure for the plan is diluted Earnings Per Share ("EPS"). Diluted EPS is defined as net profit after tax divided by the weighted average number of ordinary shares and options on issue. Vesting is determined as follows:

| EPS Growth (compound p.a. growth) | Percent of award vesting |
|---|---|
| < 5% | Nil |
| 5% | 50% |
| 5%–10% | Straight-line vesting between 50% and 100% |
| 10% | 100% |

At the end of the respective performance period, in line with the Committee's terms of reference, the Committee will review the Company's financial performance and make an assessment as to what extent the performance condition has been met. If the performance condition is not met at the end of the respective performance period then the award will lapse.

The Company selected EPS as the appropriate metric for the LTI Plan due to the importance of stable underlying earnings growth to generate value for investors. The diluted measurement of EPS was selected as the Company believes this provides the most appropriate reflection of the value of earnings to shareholders. Additionally, the combination of the STI's focus on operational excellence and rigorous capital management with the LTI's multi-year focus on earnings growth provides a sound basis for shareholder value enhancement.

In addition to the EPS performance condition, a participant must also remain in the Group's employ at the time of vesting (other than in the case of special circumstances defined in the LTI Plan rules).

**Earnings per share**
Cents


54
82
123
216
174
02
03
04
05
06

EPS growth 2002 to 2006
Years 2002, 2003, 2004 as presented at right are calculated on an AGAAP basis.
Years 2005 and 2006 are calculated on an AIFRS basis.





**Option plan**

A 'CEO Plan' existed for the granting of options over unissued ordinary shares in the parent entity to Mr Sutcliffe. Options under the CEO Plan were granted for no consideration. This plan was suspended during the financial year 2003 and replaced by the LTI Plan.

Under the fore-mentioned CEO Plan, Mr Sutcliffe was issued 193,798 options to acquire shares in the former Sims Group Limited on 28 February 2002 which were exercisable from 28 February 2005 and expired on 28 March 2007. The fair value of these options at the date of the grant was $1.30 as derived by applying the Black-Scholes options pricing model. During the financial year, all of these options held by Mr Sutcliffe were exercised at a price of $6.75. The weighted average share price at the date of exercise, being 8 July 2005, was $14.35.

**Performance rights plan**

At the Extraordinary General Meeting of the former Sims Group Limited held on 8 September 2005, shareholders voted in favour of a grant of Performance Rights (effectively share options with a zero exercise price) to Mr Sutcliffe. The details of the grant are as follows:

- Award was granted on 6 October 2005;
- As the plan has been designed to encourage retention and performance it is structured in five tranches: 20% vests on each of 31 October 2006 (Tranche 1), 2007 (Tranche 2), 2008 (Tranche 3), 2009 (Tranche 4) and 2010 (Tranche 5);
- Tranche 1 is satisfied if Mr Sutcliffe is in the employ of the Company at the vesting date. The Committee concluded that a service condition was appropriate for Tranche 1 to encourage him to stay with, and assist in the integration of the merged entity. The remaining four tranches have continuous service and performance measured over the period from 6 October 2006 to the respective vesting date;
- The Committee reviewed and considered the performance conditions at the time of grant and subsequently set a compound EPS growth target of equalling or exceeding 8% per annum and by using the annualised EPS on a fully diluted basis for the period 6 October 2005 to 31 October 2006 as the baseline;
- Due to the cyclical nature of the metal recycling industry, the Committee deemed it appropriate to allow the interim tranches of the award to be retested. For tranches 2, 3 and 4, if the performance hurdle is not satisfied, the tranche will be retested at the end of the subsequent period; and
- If compound EPS growth as at 31 October 2009 equals or exceeds 12% per annum, all Tranche 5 shares will vest at that time.

At the Annual General Meeting of the Company held on 18 November 2005, shareholders voted in favour of a grant of Performance Rights to Mr Cunningham. The details of the grant are as follows:

- Award was granted on 18 November 2005;
- The plan for Mr Cunningham was also designed to encourage retention and performance and is also structured in tranches: 50% vests on 30 June 2007 (Tranche 1) and 50% vests on 30 June 2008 (Tranche 2);
- For each tranche performance is measured over the period from 1 July 2006 to the respective vesting date;
- The Committee reviewed the business plan and performance conditions at the time of grant and set a compound EPS growth target of equalling or exceeding 8% per annum and by using the annualised EPS on a fully diluted basis for the period 1 July 2005 to 30 June 2006 as the baseline;
- As mentioned above, due to the cyclical nature of the metal recycling industry the Committee deemed it appropriate to allow the first tranches of the award to be retested. For Tranche 1, if the performance hurdle is not satisfied, the tranche will be retested at the end of the subsequent period; and
- To receive the vested awards Mr Cunningham must be in the Group's employ at the applicable vesting date.

***Performance measure***

The performance measure for the rights plan is diluted EPS. Vesting is determined as follows:

| EPS Growth (compound p.a. growth) | Percent of award vesting |
|---|---|
| < 8% | Nil |
| = or > 8% | 100% |

At the end of the respective performance period, in line with the Committee's terms of reference, the Committee will review the Company's financial performance and make an assessment as to what extent the performance condition has been met. If the performance condition is not met at the end of the respective performance period the award will, subject to its ability to be retested, lapse.



### Restricted stock units plan

In the interests of the Company, shareholders, and continuity of business, Mr Jansen was awarded a grant of Restricted Stock Units (effectively share options with a zero exercise price) as a result of the Merger. The details of the grant are as follows:

- Award was granted on 1 November 2005; and
- The plan for Mr Jansen was designed to encourage retention and performance and is also structured in tranches: 25% vested on 30 June 2006 (Tranche 1) and 25% vest on 30 June 2007 (Tranche 2) with both tranches subject to Continuous Service through such date. The Committee concluded that in the interests of continuity and to encourage Mr Jansen to stay with, and assist in the integration of, the merged business, that a service condition was appropriate for Tranches 1 and 2; 25% vest on 30 June 2008 (Tranche 3), and the remaining 25% vest on 30 June 2009 (Tranche 4), if, on each vesting dates, Mr Jansen has been in Continuous Service through such date and performance conditions of a compound EPS growth target of equalling or exceeding 8% per annum has been achieved and by using the annualised EPS on a fully diluted basis for the period 1 November 2005 to 30 June 2006 as the baseline.

#### *Performance measure*

The performance measure for the plan is diluted EPS. Vesting is determined as follows:

| EPS Growth (compound p.a. growth) | Percent of award vesting |
|---|---|
| < 8% | Nil |
| = or > 8% | 100% |

At the end of the respective performance period, in line with the Committee's terms of reference, the Committee will review the Company's financial performance and make an assessment as to what extent the performance condition has been met. If the performance condition is not met at the end of the respective performance period the award will lapse.

Details of performance rights, restricted stock units and shares in the Company provided as remuneration to each director and the Key Management Personnel of the Group are set out in notes 27 and 28 to the financial statements.

### Share trading philosophy

Sims Group does not permit executives to purchase financial instruments to protect the value of any unvested incentive awards.

## C Service Agreements (audited)

Remuneration and other terms of employment for the Group Chief Executive, the Vice Chairman, the Managing Director–Metals Recycling–UK and the Managing Director–Sims Recycling Solutions-Europe & North America are formalised in employment agreements.

### J L Sutcliffe, Group Chief Executive

Terms of employment agreement – agreement dated 5 September 2005 for a 5 year term commencing on the effective date of the Merger (31 October 2005). In years 2006 and 2007 remuneration will be subject to review with any increases consistent with the Group's approved average salary increase budget for Australian employees. Neither the Company nor Mr Sutcliffe may terminate the employment agreement during the first 2 years from 31 October 2005. Thereafter, employment may be terminated by either party by providing 12 months' notice, provided that the Company may terminate Mr Sutcliffe's employment at any time for Cause. If employment is terminated by the Company after the first 2 years following the Start Date of the Merger for any reason other than Cause, the Company may provide, in lieu of notice, a payment equal to the current Package, plus any additional superannuation contribution required to make Mr Sutcliffe's superannuation benefit equivalent to the benefit he would have received had Mr Sutcliffe remained in the employment with the Company for the whole of the notice period.

### J Neu, Executive Director & Vice Chairman

Term of agreement – agreement dated 24 June 2005 for an initial term of 3 years from 1 November 2005. Remuneration reviewed by the board of directors of Sims Hugo Neu Corporation from time to time. Mr Neu is entitled to the payment of a termination benefit on termination by the employer without Cause, or Mr Neu's termination for Good Reason, equal to the Base Salary for the unexpired portion of the term of the Agreement or 12 months Base Salary, whichever is the greater.

### R B Cunningham, Executive Director, Group Finance & Strategy

Term of agreement – no term specified. Remuneration is reviewed annually by the Committee. Mr Cunningham is entitled to the payment of a termination benefit on termination by the employer, other than for gross misconduct, equal to 12 months total remuneration. Mr Cunningham is also entitled to a retention payment equivalent to 6 months total



annual remuneration if he remains in the employ of the employer 6 months after a takeover of the Company (or if he is terminated within 6 months of such a takeover). In the event of redundancy, he is entitled to the payment of a benefit equal to a minimum of 6 months and a maximum of 18 months remuneration depending upon years of service. In the case of Mr Cunningham's resignation from the employ of the employer, 3 months prior notice thereof must be provided to the employer company.

### C R Jansen, Chief Executive, Sims Hugo Neu

Term of agreement dated 10 June 2005 for an initial 3 year secondment period to the US. Remuneration is reviewed annually by the Committee. Mr Jansen is entitled to the payment of a termination benefit on termination by the employer, other than for gross misconduct, equal to 12 months total remuneration. Mr Jansen is also entitled to a retention payment equivalent to 6 months total annual remuneration if he remains in the employ of the employer 6 months after a takeover of the Company (or if he is terminated within 6 months of such a takeover). In the event of redundancy, he is entitled to the payment of a benefit equal to a minimum of 6 months and a maximum of 18 months remuneration depending upon years of service. In the case of Mr Jansen's resignation from the employ of the employer, 3 months prior notice thereof must be provided to the employer company.

### D R McGree, Managing Director – Australia & New Zealand

Term of agreement – no term specified. Remuneration is reviewed annually by the Remuneration Committee. Mr McGree is entitled to the payment of a termination benefit on termination by the employer, other than for gross misconduct, equal to 12 months total remuneration. Mr McGree is also entitled to a retention payment equivalent to 6 months total annual remuneration if he remains in the employ of the employer 6 months after a takeover of the Company (or if he is terminated within 6 months of such a takeover). In the event of redundancy, he is entitled to the payment of a benefit equal to a minimum of 6 months and a maximum of 18 months remuneration depending upon years of service. In the case of Mr McGree's resignation from the employ of the employer, 3 months prior notice thereof must be provided to the employer company.

### W T Bird, Managing Director – Metals Recycling – UK

Term of agreement – agreement dated 4 July 2003. No term specified. Remuneration is reviewed annually by the Remuneration Committee. Mr Bird is entitled to the payment of a termination benefit on termination by the employer, other than for gross misconduct, equal to 12 months total remuneration. In the event of redundancy, he is entitled to the payment of a benefit equal to a minimum of 6 months and a maximum of 18 months remuneration depending upon years of service. In the case of Mr Bird's resignation from the employ of the employer, 3 months prior notice thereof must be provided to the employer company.

### G Davy, Managing Director – Sims Recycling Solutions – Europe & North America

Term of agreement – no term specified. Remuneration is reviewed annually by the Remuneration Committee. Mr Davy is entitled to the payment of a termination benefit on termination by the employer, other than for gross misconduct, equal to 6 months salary. In the event of redundancy, he is entitled to the payment of a benefit according to years of service and age of employee at date of redundancy (subject to a maximum payment equal to 21.5 months salary). In the case of Mr Davy's resignation from the employ of the employer, 6 months prior notice thereof must be provided to the employer company.

### R Brown, General Manager New Zealand

Termination agreement dated 12 December 2005 and terminating on 3 July 2006. Mr Brown is entitled to receive a redundancy payment equal to 18 months total annual remuneration.

## D Non-executive directors' ('NEDs') remuneration (audited)

NED fees reflect the demands which are made on, and the responsibilities of, the non-executive directors.

NEDs receive an annual fee, paid monthly, for their services. Non-executive directors do not receive additional fees for serving on established Board committees.

Base fees are set within the maximum amount approved by shareholders from time to time. The current NED fee pool is $1 million and was approved on 8 September 2005 at the Extraordinary General Meeting of the former Sims Group Limited.

NEDs' fees are reviewed annually, considering publicly available information in respect of the level of fees that are paid to directors of other publicly listed companies with a similar market capitalisation and any changes to non-executive director roles and responsibilities over the year.

The Company's non-executive directors' Retirement Allowance Scheme was discontinued effective 30 June 2006. The accrued amounts in respect of the three non-executive directors who still participated (Messrs Mazoudier, Feeney and Brunsdon) were frozen and will be indexed at 5% per annum until payment. The fees paid to Messrs Mazoudier, Feeney and Brunsdon were increased by 33.3%, effective 1 July 2006, to compensate them for their discontinuance of participation in the Retirement Allowance Scheme.

## E. Details of remuneration for financial year ending 30 June 2006 (and prior year) (audited)

Details of the remuneration of the directors and the other Key Management Personnel of the Company is set out in the following tables.

### SIMS GROUP LIMITED - Remuneration of directors and Key Management Personnel - 30 June 2006

| | Short-term employee benefits | | | | | Long-term benefits | | Post employment | | | Share-based payments | | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | Accruals | | | | | | | | | |
| | Cash Salary & Fees | Non-monetary benefits | Other short-term benefits | STI Bonus | Annual Leave | Long Service Leave | LTI Bonus | Pension/ Super-annuation | Term-ination Benefits | Retire-ment Benefits | LTI Shares | Options/ Rights/ Restricted Stock Units | |
| | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ |
| **Directors** | | | | | | | | | | | | | |
| PK Mazoudier Chairman (non-executive) | 201,932 | - | - | - | - | - | - | 18,174 | - | 62,898 | - | - | 283,004 |
| J Neu * Executive Director | 446,768 | 11,403 | - | - | - | - | - | - | - | - | - | - | 458,171 |
| RL Every ** Director (non-executive) | 82,471 | - | 20,617 | - | - | - | - | 9,278 | - | - | - | - | 112,366 |
| PJ Varello* Director (non-executive) | 89,893 | - | 22,473 | - | - | - | - | - | - | - | - | - | 112,366 |
| GN Brunsdon Director (non-executive) | 92,780 | - | - | - | - | - | - | 8,350 | - | 33,203 | - | - | 134,333 |
| AC Copeman # Director (non-executive) | 35,248 | - | - | - | - | - | - | - | - | 9,718 | - | - | 44,966 |
| JM Feeney Director (non-executive) | 92,780 | - | - | - | - | - | - | 8,350 | - | 26,670 | - | - | 127,800 |
| JL Sutcliffe Director & Group Chief Executive | 1,161,331 | 12,584 | - | 925,425 | 188,673 | 167,117 | 202,500 | 176,085 | - | - | 503,275 | 300,451 | 3,637,441 |
| RB Cunningham Executive Director Group Finance & Strategy | 496,716 | 31,029 | - | 372,060 | (1,873) | 7,887 | 248,040 | 92,355 | - | - | 66,047 | - | 1,312,261 |
| **Total Remuneration - Directors** | **2,699,919** | **55,016** | **43,090** | **1,297,485** | **186,800** | **175,004** | **450,540** | **312,592** | **-** | **132,489** | **569,322** | **300,451** | **6,222,708** |
| **Key Management Personnel** | | | | | | | | | | | | | |
| CR Jansen### Chief Executive Sims Hugo Neu | 558,139 | 13,000 | 130,626 | 439,619 | 19,016 | 14,277 | 201,045 | 80,075 | - | - | - | 445,302 | 1,901,099 |
| DR McGree Managing Director Australia & New Zealand | 417,390 | 1,000 | - | 242,728 | 378 | 8,329 | 98,420 | 73,291 | - | - | 52,414 | - | 893,950 |
| WT Bird Managing Director - Metals Recycling - UK | 388,987 | 36,020 | 9,510 | 234,530 | - | - | 97,164 | 68,070 | - | - | - | - | 834,281 |
| G Davy Managing Director - Sims Recycling Solutions - Europe & North America | 388,987 | 36,020 | 9,510 | 240,481 | - | - | 97,164 | 68,070 | - | - | - | - | 840,232 |
| RR Brown## General Manager - NZ | 273,573 | - | 10,000 | 96,434 | (42,940) | 8,800 | 48,217 | 47,875 | 591,125 | - | - | - | 1,033,084 |
| **Total Remuneration - Key Management Personnel** | **2,027,076** | **86,040** | **159,646** | **1,253,792** | **(23,546)** | **31,406** | **542,010** | **337,381** | **591,125** | **-** | **52,414** | **445,302** | **5,502,646** |

* Appointed 31/10/2005 Amount in 'Other short-term benefits' represents payment for services provided before appointment finalised
** Appointed 24/10/2005 Amount in 'Other short-term benefits' represents payment for services provided before appointment finalised
\# Retired 18/11/2005
\#\# Retired 03/07/06
\#\#\# Mr Jansen receives a living away from home allowance whilst on US Secondment included in 'Other short-term benefits'

## SIMS GROUP LIMITED - Remuneration of directors and Key Management Personnel - 30 June 2005

| | Short-term employee benefits | | | | Long-term benefits | | | Post employment | | Share-based payments | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | Cash Salary & Fees | Non-monetary benefits | Other short-term benefits | STI Bonus | Annual Leave | Long Service Leave | LTI Bonus | Pension/ Super-annuation | Retirement Benefits | Options | |
| | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ |
| **Directors** | | | | | | | | | | | |
| PK Mazoudier<br>Chairman (non-executive) | 183,573 | - | - | | - | - | - | 16,522 | 95,937 | - | 296,032 |
| GN Brunsdon<br>Director (non-executive) | 84,345 | - | - | | - | - | - | 7,591 | 35,347 | - | 127,283 |
| AC Copeman<br>Director (non-executive) | 84,345 | - | - | | - | - | - | - | 42,818 | - | 127,163 |
| JM Feeney<br>Director (non-executive) | 84,345 | - | - | | - | - | - | 7,591 | 42,818 | - | 134,754 |
| JL Sutcliffe*<br>Director & Group Chief Executive | 668,630 | 70,500 | - | 1,095,000 | 8,275 | 11,253 | 306,464 | 110,870 | - | 736,539 | 3,007,531 |
| RB Cunningham*<br>Executive Director Group Finance & Strategy | 466,483 | 36,116 | - | 454,332 | 31,571 | 27,287 | 190,056 | 87,955 | - | - | 1,293,800 |
| **Total Remuneration - Directors** | **1,571,721** | **106,616** | **-** | **1,549,332** | **39,846** | **38,540** | **496,520** | **230,529** | **216,920** | **736,539** | **4,986,563** |
| **Key Management Personnel** | | | | | | | | | | | |
| CR Jansen*<br>President USA& Asia Pacific | 418,054 | 35,751 | - | 494,388 | 12,494 | 22,229 | 109,217 | 75,495 | - | - | 1,167,628 |
| DR McGree<br>Group Executive General Manager - Australasia | 372,375 | 28,394 | - | 230,274 | 40,692 | 23,958 | 90,604 | 70,135 | - | - | 856,432 |
| WT Bird<br>Managing Director - Metals Recycling - UK | 337,700 | - | - | 189,998 | - | - | 66,868 | 50,845 | - | - | 645,411 |
| G Davy<br>Managing Director - Sims Recycling Solutions<br>- Europe & North America | 337,700 | - | - | 191,359 | - | - | 66,868 | 50,845 | - | - | 646,772 |
| RR Brown<br>General Manager - NZ | 263,051 | - | - | 72,635 | 1,811 | 3,755 | 37,303 | 46,034 | - | - | 424,589 |
| **Total Remuneration - Key Management Personnel** | **1,728,880** | **64,145** | **-** | **1,178,654** | **54,997** | **49,942** | **370,860** | **293,354** | **-** | **-** | **3,740,832** |

* Following the successful merger of Sims Group and Hugo Neu Corporation, special bonus amounts of $500,000, $100,000 and $250,000 were paid to Mr Sutcliffe, Mr Cunningham and Mr Jansen respectively.

**Share-based compensation**

The terms and conditions of each grant of options, rights, or RSUs affecting remuneration in the previous, this or future reporting periods are as follows:

**Employee Share Plan**

| Grant date | Expiry date | Exercise price | Value per share at grant date ($) | Date exercisable |
|---|---|---|---|---|
| 1 July 2005 | 30 June 2010 | Nil | 5.56 | 30 June 2006 |
| 1 July 2005 | 30 June 2010 | Nil | 6.04 | 30 June 2008 |

| Name | Number of LTI shares granted during the year | | Number of LTI shares vested during the year | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| Directors | | | | |
| J Sutcliffe | **90,517** | Nil | **Nil** | Nil |
| R Cunningham | **11,879** | Nil | **Nil** | Nil |
| Other Key Management Personnel | | | | |
| D McGree | **9,427** | Nil | **Nil** | Nil |

**Performance Rights**

| Grant date | Expiry date | Exercise price | Value per right at grant date ($) | Date exercisable |
|---|---|---|---|---|
| 6 October 2005<br>J Sutcliffe | 31 October 2010 | Nil | 14.18 | 20% after 31 October 2006;<br>20% after 31 October 2007;<br>20% after 31 October 2008;<br>20% after 31 October 2009;<br>20% after 31 October 2010 |
| 18 November 2005<br>R Cunningham | 30 June 2008 | Nil | 14.81 | 50% after 30 June 2007;<br>50% after 30 June 2008 |

| Name | Number of Rights granted during the year | | Number of Rights vested during the year | |
|---|---|---|---|---|
| | **2006** | 2005 | **2006** | 2005 |
| Directors | | | | |
| J Sutcliffe | **119,913** | Nil | **Nil** | Nil |
| R Cunningham | **29,978** | Nil | **Nil** | Nil |

**Restricted Stock Units**

| Grant date | Expiry date | Exercise price | Value per right at grant date ($) | Date exercisable |
|---|---|---|---|---|
| 1 November 2005 | 30 June 2009 | Nil | 14.72 | 25% after 30 June 2006;<br>25% after 30 June 2007;<br>25% after 30 June 2008;<br>25% after 30 June 2009 |

| Name | Number of RSUs granted during the year | | Number of RSUs vested during the year | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Key Management Personnel | | | | |
| C R Jansen | 79,634 | Nil | 19,909 | Nil |





## F. Additional information (unaudited)

The aggregate level of executive reward takes into account the performance of the consolidated entity over a number of years, with greater emphasis given to the current and prior year. Over the past 5 years, the consolidated entity's profit from ordinary activities after income tax has grown at approximately 39% per annum on average. Shareholder wealth (excluding the effect, which was not considered material, of the Company's buy-back of shares in the financial 2004 year) has grown at approximately 36% per annum on average during the past 5 years. The aggregated average remuneration (excluding 'abnormal' payments) of the Group Chief Executive, the Executive Director Group Finance & Strategy, and the country heads of Australia, United Kingdom, and the United States, has grown at approximately 17% per annum on average during the past 5 years.

**Analysis of short-term incentive entitlements for the year**

**Short-term incentive entitlements 2006**

| | Maximum that could be earned % of Total Fixed Remuneration | % Payable of maximum that could be earned | % Forfeited |
|---|---|---|---|
| **Directors** | | | |
| J Sutcliffe | 70.0 | 97.9 | 2.1 |
| R Cunningham | 60.0 | 100.0 | - |
| **Other Key Management Personnel** | | | |
| C R Jansen | 75.0 | 87.5 | 12.5 |
| D McGree | 50.0 | 98.7 | 1.3 |
| W T Bird | 50.0 | 96.6 | 3.4 |
| G Davy | 50.0 | 99.0 | 1.0 |
| R Brown | 30.0 | 100.0 | - |

## Analysis of long-term and retention incentive entitlements for the year

| Name | Cash | | LTI Shares | | Financial year in which LTI share grant vests | Value yet to vest | | Rights/RSUs | | Financial year in which rights/RSUs grant vests | Value yet to vest | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | % Payable | % Forfeited | % Vested | % Forfeited | | Min (1) $ | Max (2) $ | % Vested | % Forfeited | | Min (1) $ | Max (3) $ |
| **Directors** | | | | | | | | | | | | |
| J Sutcliffe | 100.0 | - | nil | - | 2007 | nil | 503,275 | - | - | 2007 | nil | 340,079 |
| | | | | | | | | | | 2008 | nil | 340,079 |
| | | | | | | | | | | 2009 | nil | 340,079 |
| | | | | | | | | | | 2010 | nil | 340,079 |
| | | | | | | | | | | 2011 | nil | 340,051 |
| R Cunningham | 100.0 | - | nil | - | 2007 | nil | 66,047 | - | - | 2007 | nil | 221,987 |
| | | | | | | | | | | 2008 | nil | 221,987 |
| **Other Key Management Personnel** | | | | | | | | | | | | |
| C R Jansen | 100.0 | - | - | - | - | - | - | 25.0 | - | 2007 | nil | 293,060 |
| | | | | | | | | | | 2008 | nil | 293,060 |
| | | | | | | | | | | 2009 | nil | 293,031 |
| D McGree | 100.0 | - | nil | - | 2007 | nil | 52,414 | - | - | - | - | - |
| W T Bird | 100.0 | - | - | - | - | - | - | - | - | - | - | - |
| G Davy | 100.0 | - | - | - | - | - | - | - | - | - | - | - |
| R Brown | 100.0 | - | - | - | - | - | - | - | - | - | - | - |

(1) The minimum value of LTI Shares, Performance Rights and RSUs yet to vest is $nil as the performance criteria may not be met and consequently the Share, Right or RSU may not vest.

(2) The maximum value of the LTI Shares that are yet to vest is not determinable as it depends on the market price of shares of the Company on the Australian Stock Exchange at the date the share is exercised. The maximum values presented above represent the weighted fair value of shares granted at grant date. Fair value has been determined with reference to a dividend yield of 5.5% p.a., expected vesting dates and an assessment of the probability of achievement of continuous service and non-market performance criteria. Refer Note 27, Notes to Financial Statements.

(3) The maximum value of Performance Rights and RSUs yet to vest is not determinable as it depends on the market price of shares of the Company on the Australian Stock Exchange at the date the Right or RSU is exercised. The maximum values presented above represent the weighted fair value of Performance Rights or RSUs granted at grant date. Fair value has been determined with reference to a dividend yield of 5.5% p.a., expected vesting dates and an assessment of the probability of achievement of continuous service and non-market performance criteria.

**For and on behalf of the board:**

**Paul Mazoudier**
Chairman

**Jeremy Sutcliffe**
Group Chief Executive

Sydney 1 September 2006

# INCOME STATEMENTS
## for the year ended 30 June 2006





| | Notes | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|---|
| **Revenue from continuing operations** | 3 | **3,754,509** | 2,565,603 | **47,617** |
| Other income | 4 | **2,105** | 5,243 | **-** |
| Raw materials and changes in inventories of finished goods | | **(2,471,870)** | (1,625,441) | **-** |
| Freight expense | | **(373,153)** | (249,701) | **-** |
| Employee benefits expense | | **(238,386)** | (191,606) | **(1,271)** |
| Depreciation and amortisation expense | 5 | **(41,505)** | (32,784) | **-** |
| Repairs and maintenance expense | | **(92,415)** | (64,862) | **-** |
| Other expenses from ordinary activities | | **(238,200)** | (118,997) | **-** |
| Finance costs | 5 | **(18,360)** | (5,834) | **-** |
| Share of net profit of associates accounted for using the equity method | 30 | **2,874** | 2,626 | **-** |
| **Profit before income tax** | | **285,599** | 284,247 | **46,346** |
| Income tax (expense)/benefit | 7 | **(88,953)** | (87,216) | **76** |
| **Profit attributable to members of Sims Group Limited** | | **196,646** | 197,031 | **46,422** |
| | | **Cents** | Cents | |
| Basic earnings per share | 34 | **174.2** | 216.3 | |
| Diluted earnings per share | 34 | **173.7** | 216.1 | |

Refer note 39(2) for reconciliation of the 2005 income statement between previous AGAAP and AIFRS including the impact on basic and diluted earnings per share for the year ended 30 June 2005.

*The above income statements should be read in conjunction with the accompanying notes.*

# BALANCE SHEETS
as at 30 June 2006



| | Notes | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current assets** | | | | |
| Cash and cash equivalents | 35 | **15,800** | 46,008 | **-** |
| Receivables | 8 | **356,019** | 214,194 | **12,428** |
| Inventories | 9 | **333,187** | 150,956 | **-** |
| Derivative financial instruments | 37 | **903** | - | **-** |
| | | **705,909** | 411,158 | **12,428** |
| Non-current assets classified as held for sale – land and buildings | 12 | **5,733** | - | **-** |
| **Total current assets** | | **711,642** | 411,158 | **12,428** |
| **Non-current assets** | | | | |
| Receivables | 8 | **-** | 5,794 | **-** |
| Investments accounted for using the equity method | 10 | **21,761** | 10,272 | **-** |
| Other financial assets | 11 | **-** | - | **2,507,184** |
| Property, plant and equipment | 12 | **590,668** | 337,687 | **-** |
| Deferred tax assets | 13 | **34,693** | 23,416 | **-** |
| Intangible assets | 14 | **579,075** | 110,002 | **-** |
| **Total non-current assets** | | **1,226,197** | 487,171 | **2,507,184** |
| **Total assets** | | **1,937,839** | 898,329 | **2,519,612** |
| **LIABILITIES** | | | | |
| **Current liabilities** | | | | |
| Payables | 15 | **341,752** | 182,469 | **12,568** |
| Derivative financial instruments | 37 | **1,263** | - | **-** |
| Current tax liabilities | 17 | **22,343** | 31,627 | **12,352** |
| Provisions | 18 | **20,881** | 15,476 | **-** |
| **Total current liabilities** | | **386,239** | 229,572 | **24,920** |
| **Non-current liabilities** | | | | |
| Payables | 15 | **-** | - | **390,963** |
| Borrowings | 16 | **301,459** | 98,946 | **-** |
| Deferred tax liabilities | 17 | **28,744** | 20,534 | **-** |
| Provisions | 18 | **19,782** | 9,628 | **-** |
| Retirement benefit obligations | 19 | **4,830** | 22,193 | **-** |
| **Total non-current liabilities** | | **354,815** | 151,301 | **390,963** |
| **Total liabilities** | | **741,654** | 380,873 | **415,883** |
| **Net assets** | | **1,196,785** | 517,456 | **2,103,729** |
| **EQUITY** | | | | |
| Contributed equity | 20 | **780,108** | 220,665 | **2,100,764** |
| Reserves | 22 | **77,589** | 26,039 | **2,524** |
| Retained profits | 22 | **339,088** | 270,752 | **441** |
| **Total equity** | 21 | **1,196,785** | 517,456 | **2,103,729** |

Refer note 39(1)(B) for reconciliation of the balance sheet for the year ended 30 June 2005 between previous AGAAP and AIFRS.

*The above balance sheet should be read in conjunction with the accompanying notes.*



# STATEMENTS OF RECOGNISED INCOME AND EXPENSE
for the year ended 30 June 2006



| | | Consolidated | | Parent entity |
|---|---|---|---|---|
| | | **2006** | 2005 | **2006** |
| | Notes | **$'000** | $'000 | **$'000** |
| Defined benefit plan actuarial gain/(loss) (net of tax) | 22 | **3,869** | (5,117) | - |
| Gain on revaluation of land and buildings (net of tax) | 22 | **27,465** | 27,876 | - |
| Changes in fair value of cash flow hedges (net of tax) | 22 | **383** | - | - |
| Exchange differences on translation of foreign operations | 22 | **17,764** | (24,699) | - |
| **Net income recognised directly in equity** | | **49,481** | (1,940) | - |
| **Profit for the year** | | **196,646** | 197,031 | **46,422** |
| **Total recognised income and expense for the year** | | **246,127** | 195,091 | **46,422** |

*The above statements of recognised income and expense should be read in conjunction with the accompanying notes.*

# STATEMENTS OF CASH FLOWS
for the year ended 30 June 2006



| | Notes | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Receipts from customers (inclusive of goods and services tax) | | **3,732,075** | 2,682,485 | - |
| Payments to suppliers and employees (inclusive of goods and services tax) | | **(3,412,100)** | (2,400,591) | - |
| | | **319,975** | 281,894 | - |
| Interest received | | **2,047** | 468 | - |
| Interest paid | | **(18,360)** | (5,834) | - |
| Dividends received | | **-** | - | **30,963** |
| Income taxes paid | | **(95,091)** | (83,721) | - |
| **Net cash inflow from operating activities** | 35 | **208,571** | 192,807 | **30,963** |
| **Cash flows from investing activities** | | | | |
| Payments for property, plant and equipment | | **(76,481)** | (62,502) | - |
| Loans advanced to associates | | **-** | (2,027) | - |
| Payments for subsidiaries and businesses | 29 | **(28,515)** | (54,694) | - |
| Proceeds from sale of property, plant and equipment | | **2,021** | 4,081 | - |
| **Net cash outflow from investing activities** | | **(102,975)** | (115,142) | - |
| **Cash flows from financing activities** | | | | |
| Proceeds from borrowings | | **337,801** | 178,705 | - |
| Repayment of borrowings | | **(363,988)** | (112,096) | - |
| Proceeds from issue of shares | | **1,309** | - | - |
| Dividends paid | | **(113,292)** | (118,412) | **(30,963)** |
| **Net cash outflow from financing activities** | | **(138,170)** | (51,803) | **(30,963)** |
| **Net (decrease)/increase in cash held** | | **(32,574)** | 25,862 | - |
| **Cash at the beginning of the financial year** | | **46,008** | 20,107 | - |
| Effects of exchange rate changes on cash and cash equivalents | | **2,366** | 39 | - |
| **Cash at the end of the financial year** | 35 | **15,800** | 46,008 | - |

*The above statements of cash flows should be read in read in conjunction with the accompanying notes.*

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Sims Group Limited as an individual entity and the consolidated entity consisting of Sims Group Limited and its subsidiaries.

### (a) Basis of preparation

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Sims Group Limited was incorporated on 20 June 2005 and is the parent company. The financial year of the parent company in these financial statements covers the period from 20 June 2005 to 30 June 2006. No comparative figures exist for the parent company.

Under the terms of a scheme of arrangement entered into between Sims Group Limited and Sims Group Australia Holdings Limited (formerly known as Sims Group Limited) on 31 October 2005, the shareholders in Sims Group Australia Holdings Limited exchanged their shares in that entity for the shares in Sims Group Limited. Under the terms of AASB 3 *Business Combinations*, Sims Group Australia Holdings Limited was deemed to be the acquirer in this business combination. This transaction has therefore been accounted for as a reverse acquisition under AASB 3. Accordingly the consolidated financial statements of Sims Group Limited have been prepared as a continuation of the consolidated financial statements of Sims Group Australia Holdings Limited. Sims Group Australia Holdings Limited, as the deemed acquirer, has acquisition accounted for Sims Group Limited as at 31 October 2005. The comparative information presented in the consolidated financial statements is that of Sims Group Australia Holdings Limited.

*Compliance with IFRSs*

Australian Accounting Standards include AIFRSs. Compliance with AIFRs ensures that the consolidated financial statements and notes of Sims Group Limited comply with International Financial Reporting Standards (IFRSs). The parent entity financial statements and notes also comply with IFRSs except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 Financial Instruments: Presentation and Disclosure.

***Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards***

These financial statements are the first Sims Group Limited financial statements to be prepared in accordance with AIFRS. AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards has been applied in preparing these financial statements.

Until 30 June 2005 the financial statements had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differ in certain respects from AIFRS. When preparing Sims Group Limited 2006 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The exemption available under AASB 1 to only apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005 was taken.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Group's equity and its net income are given in note 39.

*Historical cost convention*

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss and certain classes of property, plant and equipment.

### (b) Principles of consolidation

*(i) Subsidiaries*

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Sims Group Limited ("company" or "parent entity") as at 30 June 2006 and the results of all subsidiaries for the year then ended. Sims Group Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 1(i)).

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

*(ii) Associates*

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the investor entities' financial statements using the cost method and in the consolidated financial statements using the equity method of accounting.

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

after initially being recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition (refer note 30).

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity's income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

*(iii) Joint ventures*

Unincorporated joint venture operations

The proportionate interests in the assets, liabilities, income and expenses of joint venture operations have been incorporated in the financial statements under the appropriate headings. Details of the joint ventures are set out in note 31.

### (c) Segment reporting

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

### (d) Foreign currency translation

*(i) Functional and presentation currency*

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Australian dollars, which is Sims Group Limited's functional and presentation currency.

*(ii) Transactions and balances*

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

*(iii) Group companies*

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold or borrowings repaid, a proportionate share of such exchange differences is recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

### (e) Revenue recognition

Sales revenue represents revenue earned from the sale of the consolidated entity's products, net of returns, trade allowances and duties and taxes paid. Sales revenue is recognised when the goods have been despatched to a customer pursuant to a sales order and associated risks have passed to the carrier or customer.

Service revenue principally represents revenue earned from the collection of end-of-life post consumer products for the purpose of product recycling. Service revenue is recognised when the services have been provided. Service revenue received in advance of the service being rendered is deferred.

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### (f) Government grants

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets to which the grant relate.

### (g) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in subsidiaries where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

The tax consolidated group formed under the relevant Australian tax consolidation legislation of Sims Group Australia Holdings Limited and its wholly owned Australian subsidiaries has ceased to exist following the scheme of arrangement on 31 October 2005. It has formed a new tax consolidated group under which Sims Group Limited has been the head entity from 1st November 2005. The Australian Taxation Office has yet to be notified of this decision. As a consequence the tax values of certain assets of entities in the new consolidated group has been reset. The effect of remeasuring the deferred tax balances to reflect the impact of resetting the tax value of assets has been brought to account in the current financial period.

The head entity, Sims Group Limited, and the subsidiaries in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Sims Group Limited also recognises the current tax liabilities (or assets) arising from subsidiaries in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the group. Details about the tax funding agreement are disclosed in note 7.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

### (h) Leases

Leases of property, plant and equipment where the Group has assumed substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Lease income from operating leases is recognised in income on a straight-line basis over the lease term.

### (i) Acquisition of assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to note 1(s)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

### (j) Impairment of assets

Goodwill is tested annually for impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell, and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

### (k) Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet where they are repayable on demand.

### (l) Trade receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are due for settlement no more than 90 days from the date of recognition.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectable are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the estimated future cash flows. The amount of the provision is recognised in the income statement.

### (m) Inventories

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of first-in first-out or weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

### (n) Maintenance and repairs

Plant of the consolidated entity is required to be overhauled on a regular basis. Overhauls are managed as part of an ongoing major plant cyclical maintenance program. The costs of this maintenance are charged as expenses as incurred, except where they relate to the replacement of a component of an asset, in which case the costs are capitalised and depreciated in accordance with note 1(r). Other routine operating maintenance, repair and minor renewal costs are also charged as expenses as incurred.

### (o) Investments and other financial assets

*From 1 July 2004 to 30 June 2005*

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.

*Adjustments on transition date: 1 July 2005*

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that, with the exception of held-to-maturity investments and loans and receivables which are measured at amortised cost (refer below), fair value is the measurement basis. Changes in fair value are either taken to the income statement or an equity reserve (refer below). At the date of transition (1 July 2005) changes to carrying amounts are taken to retained earnings or reserves.

*From 1 July 2005*

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of held-to-maturity assets, re-evaluates this designation at each reporting date.





## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

*(i) Financial assets at fair value through profit or loss*

This category has two sub-categories: financial assets held for trading and derivatives designated at fair value through profit or loss on initial recognition. A financial asset is classified as held for trading if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset as held for trading if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are designated at fair value through profit and loss unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

*(ii) Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

*(iii) Held-to-maturity investments*

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

*(iv) Available-for-sale financial assets*

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date being the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method. Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non-monetary securities classified as available-for-sale are recognised in equity in the available-for-sale investments revaluation reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss–measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss–is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

### (p) Derivatives

*From 1 July 2004 to 30 June 2005*

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The Group has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.

*Adjustments on transition date: 1 July 2005*

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that derivatives are measured on a fair value basis. Changes in fair value are either taken to the income statement or an equity reserve (refer below). At the date of transition (1 July 2005) changes in the carrying amounts of derivatives are taken to retained earnings or reserves, depending on whether the criteria for hedge accounting are satisfied at the transition date.

*From 1 July 2005*

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges).

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

*(i) Fair value hedge*

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

*(ii) Cash flow hedge*

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

*(iii) Derivatives that do not qualify for hedge accounting*

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

### (q) Fair value estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables is assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

The fair value of property, plant and equipment is determined as set out in note 1(r).

### (r) Property, plant and equipment

Land, buildings and leasehold improvements are shown at fair value, based on periodic, but at least triennial, valuations by external independent valuers, less subsequent depreciation for buildings and leasehold improvements. Fair value represents the amounts for which the assets could be exchanged between willing parties in an arms length transaction, based on current prices in an active market for similar properties in the same location and condition. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. All other property, plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Increases in the carrying amounts arising on revaluation of land and buildings are credited to the asset revaluation reserve in shareholders' equity. To the extent that the increase reverses a decrease previously recognised in profit or loss, the increase is first recognised in profit and loss. Decreases that reverse previous increases of the same asset are first charged against revaluation reserves directly in equity to the extent of the remaining reserve attributable to the asset; all other decreases are charged to the income statement.

Land is not depreciated. Depreciation on other assets is calculated using the straight line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:



## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

| | |
|---|---|
| Buildings | 25–40 years |
| Plant and equipment | 3–14 years |

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(j)).

Gains and losses on disposals are determined by comparing proceeds with carrying amounts. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

### (s) Intangible assets

*(i) Goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates. Goodwill acquired in business combinations is not amortised. Instead, goodwill is reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

### (t) Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

### (u) Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as non-current liabilities.

### (v) Borrowing costs

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the entity's outstanding borrowings during the year. There were no interest costs capitalised for the construction of any qualifying asset during the year.

### (w) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

### (x) Employee benefits

Sims Group has made an election in accordance with subsection 334(5) of the *Corporations Act* to adopt AASB 119 *Employee Benefits (January 2006)* which will apply to the financial year ended 30 June 2006.

*(i) Wages and salaries, annual leave and sick leave*

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

*(ii) Long service leave*

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

*(iii) Retirement benefit obligations*

All employees of the Group are entitled to benefits on retirement, disability or death from the Group's superannuation plans. The Group has a defined benefit section and a defined contribution section within its plans. The defined benefit section provides defined lump sum benefits based on years of service and final average salary. The defined contribution section receives fixed contributions from Group companies and the Group's legal or constructive obligation is limited to those contributions.

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date plus unrecognised actuarial gains (less unrecognised actuarial losses) less the fair value of the superannuation fund's assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries using

## 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity.

Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation (e.g. taxes on investment income and employer contributions) are taken into account in measuring the net liability or asset.

Contributions to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

*(iv) Share-based payments*

Share-based compensation benefits are provided to employees via the Sims Group Employee Option Plan and an employee share scheme.

***Share options granted before 7 November 2002 and/or vested before 1 January 2005***

No expense is recognised in respect of the options or shares issued to employees for nil consideration. Shares issued following the exercise of options are recognised at that time and the proceeds received allocated to share capital.

***Share options granted after 7 November 2002 and vested after 1 January 2005***

The fair value of options granted under the Sims Group Employee Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which employees become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

*(v) Profit-sharing and bonus plans*

The Group recognises a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company's shareholders after certain adjustments. The Group recognises a provision where contractually obliged to do so or where there is a past practice that has created a constructive obligation.

### (y) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

### (z) Dividends

Provision is made for the amount of any dividend determined or declared on or before the end of the year but not distributed at balance date.

### (aa) Earnings per share

*(i) Basic earnings per share*

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

*(ii) Diluted earnings per share*

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

### (ab) Financial instrument transaction costs

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The Group has applied previous Australian GAAP (AGAAP) in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Under previous AGAAP transaction costs were excluded from the amounts disclosed in the financial statements. Under AIFRS such costs are included in the carrying amounts. At the date of transition to AASB 132 and AASB 139 the adjustment to carrying amounts for the Group was immaterial.



# 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

### (ac) Business combinations

The Group has elected to apply the exemption in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* not to apply *AASB 3 Business Combinations* retrospectively to past business combinations (business combinations that occurred before the date of transition to AIFRS).

### (ad) Rounding of amounts

The company is of a kind referred to in Class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

# 2 FINANCIAL RISK MANAGEMENT

The Group's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk. The Group's overall risk management program recognises the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts, commodity hedges and interest rate swaps to hedge certain risk exposures.

Risk management is carried out by the Group's treasury officers persuant to policies approved by the Board of Directors. Treasury identifies, evaluates and hedges financial risks in close cooperation with the operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as mitigating foreign exchange, commodity price risk, interest rate and credit risks, use of derivative financial instruments and investing excess liquidity.

### (a) Market risk

*(i) Foreign exchange risk*

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency. The Group operates internationally and is exposed to foreign exchange risk arising from currency exposures to the US Dollar, British Pound Sterling, Euro and New Zealand Dollars. Forward contracts, transacted by Treasury, are used to manage foreign exchange risk. Treasury is responsible for managing exposures in each foreign currency by using external forward currency contracts.

The Group's risk management policy is to hedge anticipated transactions in foreign currencies for periods up to 12 months. Projected sales qualify as "highly probable" forecast transactions for hedge accounting purposes.

*(ii) Price risk*

The Group is exposed to commodity price risk. This arises from the holding of inventory which is recorded in accordance with accounting policy set out in note 1(m). The Group's risk management policy is to hedge as and when it is deemed appropriate, the inventories of copper, nickel and nickel alloy commodities by the use of commodity hedge contracts.

*(iii) Fair value interest rate risk*

Refer to (d) below.

### (b) Credit risk

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an acceptable credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions.

### (c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate amount of committed credit facilities and the ability to close-out market positions. Due to the dynamic nature of the underlying businesses, Treasury aims at maintaining flexibility in funding by keeping committed credit lines available.

### (d) Cash flow and fair value interest rate risk

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

The Group's interest-rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk. The Group has not entered into floating to fixed interest rate swaps during the financial year.





| | Consolidated | | Parent entity |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| | **$'000** | $'000 | **$'000** |
| **3 REVENUE** | | | |
| Sales revenue | | | |
| Sale of goods | **3,605,135** | 2,478,694 | **-** |
| Services | **147,272** | 86,353 | **-** |
| | **3,752,407** | 2,565,047 | **-** |
| Other revenue | | | |
| Interest | **2,047** | 468 | **-** |
| Dividends | **-** | - | **46,600** |
| Management fees | **-** | - | **1,017** |
| Rents | **55** | 88 | **-** |
| | **2,102** | 556 | **47,617** |
| | **3,754,509** | 2,565,603 | **47,617** |
| **4 OTHER INCOME** | | | |
| Net gain on disposal of property, plant and equipment | **-** | 2,794 | **-** |
| Insurance recovery | **107** | 518 | **-** |
| Net revaluation losses reversed in the profit and loss | **1,188** | 1,917 | **-** |
| Net foreign exchange gains | **-** | 14 | **-** |
| Government grants | **810** | - | **-** |
| | **2,105** | 5,243 | **-** |
| **5 EXPENSES** | | | |
| **Profit before income tax includes the following specific expenses:** | | | |
| Depreciation | | | |
| Buildings | **2,815** | 1,954 | **-** |
| Plant and equipment | **35,984** | 29,588 | **-** |
| Total depreciation | **38,799** | 31,542 | **-** |
| Amortisation | | | |
| Leasehold improvements | **2,706** | 1,242 | **-** |
| Total depreciation and amortisation | **41,505** | 32,784 | **-** |
| Interest and finance charges paid/payable | **18,360** | 5,834 | **-** |
| Net loss on disposal of property, plant and equipment | **705** | - | **-** |
| Rental expenses relating to operating leases | **20,395** | 11,036 | **-** |
| Net foreign exchange losses | **34** | - | **-** |
| Defined contribution superannuation expense | **4,448** | 4,032 | **-** |
| Research and development | **1,380** | 1,078 | **-** |

| | Consolidated 2006 $ | Consolidated 2005 $ | Parent entity 2006 $ |
|---|---|---|---|
| **6 REMUNERATION OF AUDITORS** | | | |
| **Assurance Services** | | | |
| **1. Audit services** | | | |
| Fees paid and payable to PricewaterhouseCoopers Australian Firm | | | |
| Audit and review of financial reports and other work under the Corporations Act 2001 | **432,000** | 342,500 | - |
| Fees paid to related practices of PricewaterhouseCoopers Australian Firm | | | |
| Audit and review of financial reports | **693,635** | 381,540 | - |
| **Total remuneration for audit services** | **1,125,635** | 724,040 | - |
| **2. Other Assurance services** | | | |
| Fees paid and payable to PricewaterhouseCoopers Australian Firm | | | |
| Other audit related services | **125,500** | - | - |
| Due diligence services | **120,676** | 1,368,122 | - |
| Fees paid to related practices of PricewaterhouseCoopers Australian Firm | | | |
| Due diligence services | **-** | 749,202 | - |
| **Total remuneration for other assurance services** | **246,176** | 2,117,324 | - |
| **Total remuneration for assurance services** | **1,371,811** | 2,841,364 | - |
| **Taxation services** | | | |
| Fees paid and payable to PricewaterhouseCoopers Australian Firm | | | |
| Tax compliance services including review of company income tax returns | **175,300** | 67,787 | - |
| Tax advice on acquisitions | **-** | 7,400 | - |
| Tax consulting and advice | **270,039** | 29,550 | - |
| Fees paid to related practices of PricewaterhouseCoopers Australian Firm | | | |
| Tax compliance services including review of company income tax returns | **11,584** | 27,039 | - |
| **Total remuneration for taxation services** | **456,923** | 131,776 | - |
| Fees paid to auditors other than PricewaterhouseCoopers or its related practices | | | |
| Audit and review of the financial reports of joint ventures and other entities in the consolidated entity and other work under the Corporations Act 2001 | **18,353** | 25,445 | - |

It is Sims Group Limited's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit where PricewaterhouseCoopers' expertise and experience with Sims Group Limited are important. These assignments are principally for tax advice and due diligence on acquisitions, or where PricewaterhouseCoopers are awarded assignments on a competitive basis.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **7 INCOME TAX** | | | |
| **(a) Income tax expense** | | | |
| Current tax | **80,271** | 87,445 | **(76)** |
| Deferred tax | **9,821** | 2,011 | **-** |
| (Over)/under provision in prior years | **(1,139)** | (2,240) | **-** |
| | **88,953** | 87,216 | **(76)** |
| **(b) Numerical reconciliation of income tax expense to prima facie tax payable** | | | |
| Tax at the Australian tax rate of 30% (2005: 30%) | **85,680** | 85,274 | **13,904** |
| Tax effect of permanent differences: | | | |
| Non-deductible amortisation and depreciation | **(134)** | (357) | **-** |
| Expenses not allowable | **903** | 1,830 | **-** |
| Research and development | **(90)** | - | **-** |
| Non-assessable income | **373)** | (556) | **-** |
| Losses not tax effected | **33** | - | **-** |
| Dividend received from subsidiaries | **-** | - | **(13,980)** |
| Extra territorial income tax credit | **(3,102)** | (984) | **-** |
| Share of net profit of associates | **(862)** | (788) | **-** |
| Income tax adjusted for permanent differences | **82,055** | 84,419 | **(76)** |
| Difference in overseas tax rates | **8,739** | 6,659 | **-** |
| Utilisation of group losses not previously recognised | **(702)** | (1,622) | **-** |
| (Over)/under provision in prior years | **(1,139)** | (2,240) | **-** |
| Income tax expense/(benefit) | **88,953** | 87,216 | **(76)** |
| **(c) Amounts recognised directly in equity** | | | |
| Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity | | | |
| Net deferred tax | | | |
| Arising on equity movements in the current period | **6,937** | 11,344 | **-** |
| Adjustments on formation of the new Australian tax consolidated group | **(9,552)** | - | **-** |
| | **(2,615)** | 11,344 | **-** |
| **(d) Tax losses** | | | |
| Unused tax losses for which no deferred tax asset has been recognised | **6,539** | 8,588 | **-** |
| Potential tax benefit @ 30% | **1,962** | 2,576 | **-** |

## 7 INCOME TAX (CONTINUED)

### Tax consolidation legislation

The tax consolidated group formed under the relevant tax consolidation legislation of Sims Group Australia Holdings Limited and its wholly-owned Australian subsidiaries has ceased to exist following the scheme of arrangement on 31 October 2005. A new tax consolidated group under which Sims Group Limited is the head entity was formed on 1 November 2005. The Australian Taxation Office has yet to be notified of this decision. As a consequence the tax values of certain assets of entities in the new consolidated group will be reset. The effect of remeasuring the deferred tax balances to reflect the impact of resetting the tax value of assets has been brought to account in the current financial period. The accounting policy in relation to the tax consolidation legislation is set out in note 1(g).

The entities in the new tax consolidated group have entered into a tax sharing and funding agreement. Under the terms of this agreement, the wholly-owned entities reimburse Sims Group Limited in full for any current tax payable by Sims Group Limited arising in respect of their activities. The reimbursements are payable at the same time as the associated income tax liability falls due and has therefore been recognised as a current tax-related receivable by Sims Group Limited. The tax sharing agreement is also a valid agreement under the tax consolidation legislation and limits the joint and several liability of the wholly-owned entities in the case of a default by Sims Group Limited.

| | Consolidated | | Parent entity |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| | **$'000** | $'000 | **$'000** |
| **8 RECEIVABLES** | | | |
| **Current** | | | |
| Trade receivables | **307,266** | 176,537 | - |
| Provision for doubtful receivables | **(3,051)** | (2,055) | - |
| | **304,215** | 174,482 | - |
| Other receivables and deferred expenses | **31,559** | 28,212 | - |
| Prepayments | **20,245** | 11,500 | - |
| Net tax-related amounts receivable from subsidiaries | - | - | **12,428** |
| | **356,019** | 214,194 | **12,428** |
| **Non-current** | | | |
| Other receivables and deferred expenses | - | 5,794 | - |
| | - | 5,794 | - |

Further information relating to related parties and directors is set out in note 32 and details of interest rates, credit risk and fair values is set out in note 38.

### (a) Bad and doubtful trade receivables

The Group has recognised a loss of $0.986m (2005: $1.630m) in respect of bad and doubtful trade receivables during the year ended 30 June 2006. The loss has been included in 'other expenses' in the income statement.

### (b) Other receivables

These amounts generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.

### (c) Net tax-related amounts receivable from subsidiaries

Refer to note 7 for details about tax sharing and compensation agreements.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **9 INVENTORY** | | | |
| Raw materials at net realisable value | **97,770** | 61,284 | - |
| Stores and spare parts at net realisable value | **22,036** | 12,706 | - |
| Finished goods at net realisable value | **213,381** | 76,966 | - |
| | **333,187** | 150,956 | - |
| **(a) Inventory expense** | | | |
| Inventories recognised as expense during the year amounted to: | **2,553,257** | 1,698,053 | - |
| Write-downs of inventories to net realisable value recognised as an expense and included in 'raw materials and consumables used' in the income statement during the year amounted to: | **297** | 3,873 | - |
| **10 INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD** | | | |
| Shares in associates (note 30) | **21,761** | 10,272 | - |
| **11 OTHER FINANCIAL ASSETS** | | | |
| **Other (non-traded) investments** | | | |
| Shares in subsidiaries (note 29) | **-** | - | **2,507,184** |
| **12 PROPERTY, PLANT AND EQUIPMENT** | | | |
| **Freehold land** | | | |
| Fair value | **228,803** | 111,057 | - |
| **Buildings** | | | |
| Fair value | **65,923** | 47,367 | - |
| **Leasehold improvements** | | | |
| Fair value | **27,438** | 15,961 | - |
| **Plant and equipment** | | | |
| Cost | **499,228** | 367,639 | - |
| Accumulated depreciation | **(308,934)** | (217,230) | - |
| | **190,294** | 150,409 | - |
| **Capital work in progress – cost** | **78,210** | 12,893 | - |
| | **590,668** | 337,687 | - |
| **Non-current assets classified as held for sale – land and buildings** | | | |
| Land | **1,310** | - | - |
| Buildings | **4,423** | - | - |
| | **5,733** | - | - |





## 12 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Land and buildings which are classified as held for sale pursuant to a signed sales contact are carried at fair value net of selling costs. The sale of these is expected to be completed during the next financial year. No profit is expected to arise on the sale.

### Valuations of freehold land, buildings and leasehold improvements

The valuation basis of land, building and leasehold improvements is fair value being the amounts for which the assets could be exchanged between willing parties in an arms length transaction, based on current prices in an active market for similar properties in the same location and condition. The 2006 valuations were made by the directors as at 30 June 2006. The directors' assessment of the valuations was based on a combination of independent valuer reports and appraisals, recent transaction prices and local market knowledge. The 30 June 2005 valuations were based on independent assessments.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **Carrying amounts that would have been recognised if land and buildings were stated at cost** | | | |
| **Freehold land** | | | |
| Cost | **91,350** | 69,125 | - |
| **Buildings including leasehold improvements** | | | |
| Cost | **132,013** | 49,567 | - |
| Accumulated depreciation | **(42,845)** | (12,005) | - |
| | **89,168** | 37,562 | - |

| **Reconciliation of movements – 2006** | Freehold Land $'000 | Buildings $'000 | Leasehold Improve-ments $'000 | Plant & Equipment $'000 | Capital Work In Progress $'000 | Total $'000 |
|---|---|---|---|---|---|---|
| **Consolidated** | | | | | | |
| Opening net book amount at 1 July 2005 | 111,057 | 47,367 | 15,961 | 150,409 | 12,893 | 337,687 |
| Additions | 2,021 | 7,931 | 2,797 | 42,796 | 20,936 | 76,481 |
| Disposals | - | (1,093) | - | (1,633) | - | (2,726) |
| Classified as held for sale or transfers | (1,188) | (4,613) | 231 | 3,251 | (3,414) | (5,733) |
| Depreciation/amortisation expense (note 5) | - | (2,815) | (2,706) | (35,984) | - | (41,505) |
| Acquisition due to purchase of subsidiaries and businesses | 102,303 | 8,077 | 10,852 | 28,549 | 48,026 | 197,807 |
| Revaluation increments recognised in asset revaluation reserve (note 22) | 13,097 | 9,989 | - | - | - | 23,086 |
| Revaluation losses reversed in the profit and loss account | 1,188 | - | - | - | - | 1,188 |
| Foreign currency exchange differences | 325 | 1,080 | 303 | 2,906 | (231) | 4,383 |
| Closing net book amount at 30 June 2006 | 228,803 | 65,923 | 27,438 | 190,294 | 78,210 | 590,668 |

## 12 PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

| Reconciliation of movements – 2005 | Freehold Land $'000 | Buildings $'000 | Leasehold Improvements $'000 | Plant & Equipment $'000 | Capital Work In Progress $'000 | Total $'000 |
|---|---|---|---|---|---|---|
| **Consolidated** | | | | | | |
| Opening net book amount at 1 July 2004 | 69,185 | 31,748 | 8,124 | 137,697 | 15,001 | 261,755 |
| Additions | 357 | 2,262 | 6,158 | 38,283 | 14,833 | 61,893 |
| Disposals | (800) | - | - | (487) | - | (1,287) |
| Transfers | 324 | 4,881 | 3,298 | 8,068 | (16,571) | - |
| Depreciation/amortisation expense (note 5) | - | (1,954) | (1,242) | (29,588) | - | (32,784) |
| Acquisition due to purchase of subsidiaries and businesses | 8,735 | 6,911 | - | 6,556 | - | 22,202 |
| Write-off assets in a joint venture | - | - | - | (1,371) | (54) | (1,425) |
| Revaluation increments recognised in asset revaluation reserve (note 22) | 35,641 | 5,312 | 257 | - | - | 41,210 |
| Revaluation losses reversed in the profit and loss | 1,337 | 580 | - | - | - | 1,917 |
| Foreign currency exchange differences | (3,722) | (2,373) | (634) | (8,749) | (316) | (15,794) |
| Closing net book amount at 30 June 2005 | 111,057 | 47,367 | 15,961 | 150,409 | 12,893 | 337,687 |

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **13 DEFERRED TAX ASSETS** | | | |
| **Non-current** | | | |
| The balance comprises temporary differences attributed to: | | | |
| *Amounts recognised in profit or loss* | | | |
| Doubtful debts | **3,382** | 617 | - |
| Accrued expenses | **660** | 4,063 | - |
| Property, plant and equipment | **2,935** | 3,311 | - |
| Provisions | **12,007** | 7,637 | - |
| Retirement benefit obligations | **3,059** | 5,002 | - |
| Other | **12,424** | 796 | - |
| | **34,467** | 21,426 | - |
| *Amounts recognised directly in equity* | | | |
| Retirement benefit obligations | **(62)** | 1,990 | - |
| Cash flow hedges | **288** | - | - |
| Net deferred tax assets | **34,693** | 23,416 | - |
| Movements: | | | |
| Opening balance at 1 July | **23,416** | 18,953 | - |
| Change on adoption of AASB 132 and AASB 139 (note 1) | **195** | - | - |
| Credited/(charged) to the income statement (note 7) | **(3,021)** | (1,088) | - |
| Credited/(charged) to equity (note 22) | **(1,959)** | 1,990 | - |
| Acquisition of subsidiary (note 29) | **16,062** | 3,561 | - |
| Closing balance as at 30 June | **34,693** | 23,416 | - |

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|

## 14 INTANGIBLES

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Goodwill | **579,075** | 110,002 | - |

### (a) Reconciliation of consolidated movements

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Opening net book amount at 1 July | **110,002** | 73,360 | - |
| Additions | **-** | 27 | - |
| Acquisition due to purchase of subsidiaries and businesses (note 29) | **459,244** | 46,258 | - |
| Foreign currency exchange differences | **9,829** | (9,643) | - |
| Closing net book amount at 30 June | **579,075** | 110,002 | - |

### (b) Impairment test for goodwill

Goodwill is allocated to the Group's cash generating units (CGU's) identified according to country of operation.
A segment-level summary of the goodwill allocation is presented below.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Australia | **8,290** | 8,290 | - |
| North America | **486,102** | 20,897 | - |
| Europe | **84,195** | 80,266 | - |
| New Zealand | **488** | 549 | - |
| | **579,075** | 110,002 | - |

The recoverable amount of all CGUs is determined based on value in-use calculations. These calculations use a five–year cash flow projection based on the 2007 financial budget approved by management plus an extrapolated four–year forecast. Each of the four years' forecast is based on the average of the previous five years' actual results (2002-2006) and the 2007 financial budget using a nil growth rate. A terminal value is included in the final year of the cash flow calculation using an earnings multiple appropriate to the industry. The cash flows are discounted using an after tax weighted average cost of capital of 12%. The key assumptions used by management relate to expected commodity prices and forecast sales volumes of key products for the next 12 months. These assumptions reflect past experience. The method and key assumptions are the same as used in the preceding year.

## 15 PAYABLES

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **Current** | | | |
| Trade creditors | **243,931** | 136,894 | **-** |
| Other creditors | **90,697** | 37,891 | **12,568** |
| Deferred income | **7,124** | 7,684 | **-** |
| | **341,752** | 182,469 | **12,568** |
| **Non-current** | | | |
| Amounts payable to subsidiaries | **-** | - | **390,963** |



| | Consolidated | | Parent entity |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| | **$'000** | $'000 | **$'000** |
| **16 BORROWINGS** | | | |
| **Non-current (unsecured)** | | | |
| Bank loans | **301,459** | 98,946 | - |
| Unsecured bank loans are subject to guarantees/cross guarantees and indemnities (as appropriate) from the parent entity and some of its subsidiaries. Further information relating to interest rates and fair values is set out in note 38. | | | |
| **Financing arrangements** | | | |
| Entities in the consolidated group have access to the following credit standby arrangements: | | | |
| Unsecured global multi-currency/multi-option loan facilities | **628,307** | 379,269 | - |
| Amount of credit unused | **326,848** | 278,178 | - |
| Unsecured global multi-currency/multi-option loan facilities are provided by a number of the Group's bankers. The loan facilities are subject to annual reviews and have maturity profiles of between 1 and 3 years. | | | |
| **17 TAX LIABILITIES** | | | |
| **Current** | | | |
| Income Tax | **22,343** | 31,627 | **12,352** |
| **Non-current** | | | |
| Deferred income tax | | | |
| The balance comprises temporary differences attributable to: | | | |
| *Amounts recognised in profit or loss* | | | |
| Prepayments | **673** | 715 | - |
| Inventories | **1,716** | 1,695 | - |
| Depreciation | **11,449** | 3,047 | - |
| Other | **5,951** | 1,743 | - |
| | **19,789** | 7,200 | - |
| *Amounts recognised directly in equity* | | | |
| Revaluation of property plant and equipment | **8,955** | 13,334 | - |
| Net deferred tax liability | **28,744** | 20,534 | - |
| Movements: | | | |
| Opening balance at 1 July | **20,534** | 6,277 | - |
| Charged/(credited) to the income statement (note 7) | **6,800** | 923 | - |
| Charged/(credited) to equity (note 22) | **(4,379)** | 13,334 | - |
| Acquisition of subsidiary (note 29) | **5,789** | - | - |
| Closing balance as at 30 June | **28,744** | 20,534 | - |





| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **18 PROVISIONS** | | | |
| **Current** | | | |
| Employee entitlements | **17,907** | 14,266 | - |
| Other | **2,974** | 1,210 | - |
| | **20,881** | 15,476 | - |
| **Non-current** | | | |
| Employee entitlements | **9,236** | 9,207 | - |
| Environmental compliance | **10,546** | 421 | - |
| | **19,782** | 9,628 | - |

**Movements in provisions**

Movements in each class of provision during the financial year are set out below.

| | Current | | Non-current | |
|---|---|---|---|---|
| | Employee Entitlements $'000 | Other $'000 | Environmental Compliance $'000 | Employee Entitlements $'000 |
| **Consolidated – 2006** | | | | |
| Carrying amount at start of year | 14,266 | 1,210 | 421 | 9,207 |
| Reclassifications | 45 | - | 1,340 | 71 |
| Additional provisions recognised/ (written back) | 13,487 | 5,349 | - | 893 |
| Payments | (11,085) | (3,586) | - | (932) |
| Purchase of subsidiary | 1,156 | - | 8,790 | - |
| Foreign currency exchange differences | 38 | 1 | 98 | (3) |
| Carrying amount at end of year | 17,907 | 2,974 | 10,649 | 9,236 |

Other current provisions include estimates of claims against Sims Group Limited in relation to stevedoring delays and material quality for ferrous exports. These claims are expected to be settled in the next financial year.

The environmental compliance provision is an estimate of costs for property remediation that will be required in the future. It is not expected that these costs will be incurred in the next financial year.

## 19 RETIREMENT BENEFIT OBLIGATIONS

### (a) Superannuation plans

All employees of the Group are entitled to receive benefits from the Group's superannuation plans on retirement, disability or death. Three of the Group's plans each have a defined benefit section. The defined benefit sections provide lump sum benefits based on years of service and final average salary. All other plans receive fixed contributions from Group companies and the Group's legal or constructive obligation is limited to those contributions.

The following sets out details in respect of the defined benefits sections only.

| | Consolidated | | Parent entity |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| | **$'000** | $'000 | **$'000** |

## 19 RETIREMENT BENEFIT OBLIGATIONS
(CONTINUED)

### (b) Balance sheet amounts
The amounts recognised in the balance sheet are determined as follows:

| | | | |
|---|---|---|---|
| Present value of the defined benefit obligation | **87,062** | 82,913 | - |
| Fair value of defined benefit plan assets | **(82,424)** | (61,439) | - |
| Net liability before adjustment for contributions tax | **4,638** | 21,474 | - |
| Adjustment for contributions tax | **192** | 719 | - |
| **Net liability in the balance sheet** | **4,830** | 22,193 | - |

The Group has no legal obligation to settle this liability with either an immediate contribution or additional one-off contributions. The Group intends to contribute to the defined benefit section of the plans at percentage rates of salaries in line with the actuaries' latest recommendations as set out in note 19(g).

### (c) Categories of plan assets
The major categories of plan assets are as follows:

| | | | |
|---|---|---|---|
| Cash | **1,120** | 2,338 | - |
| Equity instruments | **38,080** | 32,159 | - |
| Debt instruments | **20,881** | 11,048 | - |
| Property | **10,822** | 5,021 | - |
| Other assets | **11,521** | 10,873 | - |
| | **82,424** | 61,439 | - |

### (d) Reconciliations
*Reconciliation of the present value of the defined benefit obligation, which is partly funded:*

| | | | |
|---|---|---|---|
| Balance at the beginning of the year | **82,913** | 57,964 | - |
| Current service cost | **3,168** | 2,244 | - |
| Interest cost | **3,866** | 3,036 | - |
| Actuarial gains and losses | **(2,602)** | 9,687 | - |
| Benefits paid | **(1,756)** | (2,460) | - |
| Contributions paid by members | **377** | 316 | - |
| Acquired in business combinations | **-** | 15,297 | - |
| Foreign currency exchange differences | **1,096** | (3,171) | - |
| Balance at the end of the year | **87,062** | 82,913 | - |

*Reconciliation of the fair value of plan assets:*

| | | | |
|---|---|---|---|
| Balance at the beginning of the year | **61,439** | 45,433 | - |
| Expected return on plan assets | **4,472** | 3,277 | - |
| Actuarial gains and losses | **3,319** | 2,580 | - |
| Contributions by Group companies | **13,677** | 3,820 | - |
| Contributions paid by members | **536** | 496 | - |
| Benefits paid | **(1,756)** | (2,460) | - |
| Acquired in business combinations | **-** | 10,417 | - |
| Foreign currency exchange differences | **737** | (2,124) | - |
| Balance at the end of the year | **82,424** | 61,439 | - |

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|

## 19 RETIREMENT BENEFIT OBLIGATIONS
(CONTINUED)

### (e) Amounts recognised in income statement

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Current service cost | **3,168** | 2,244 | - |
| Interest cost | **3,866** | 3,036 | - |
| Expected return on plan assets | **(4,472)** | (3,277) | - |
| Total included in employee benefits expense | **2,562** | 2,003 | - |
| Actual return on plan assets | **7,791** | 5,857 | - |

### (f) Principal actuarial assumptions
The principal actuarial assumptions used (expressed as weighted averages) were as follows:

| | Consolidated 2006 | Consolidated 2005 |
|---|---|---|
| *Australia* | | |
| Discount rate | **4.8%** | 4.3% |
| Expected return on plan assets | **8.0%** | 8.0% |
| Future salary increases | **5.0%** | 5.0% |
| *United Kingdom* | | |
| Discount rate | **5.0%** | 5.8% |
| Expected return on plan assets | **5.7%** | 6.5% |
| Future salary increases | **4.3%** | 4.5% |
| *Europe* | | |
| Discount rate | **4.5%** | 4.0% |
| Expected return on plan assets | **4.5%** | 4.0% |
| Future salary increases | **3.0%** | 3.0% |

The expected rate of return on plan assets has been based on historical and future expectations of returns for each of the major categories of asset classes as well as the expected and actual allocation of plan assets to these major categories. This basis resulted in the selection of the weighted average returns of plan assets for each of the defined by defined benefit plans as set out above.

### (g) Employer Contributions
Employer contributions to the defined benefit section of the plans are based on recommendations by the plans' actuary. Actuarial assessments are made at no more than one yearly intervals, and the last such assessment was made as at 30 June 2006.

### Australia
The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuaries have adopted a method of funding benefits known as the aggregate funding method. This funding method seeks to have benefits funded by means of a total contribution which is expected to be a constant percentage of members' salaries over their working lifetimes.

Using the funding method described above and particular actuarial assumptions as to the plan's future experience (as detailed below), the actuary recommended in their review as at 30 June 2006, a contribution amount that would be sufficient to meet the company's obligations to the defined benefit scheme. Total employer contributions expected to be paid by Group companies for the year ending 30 June 2007 are $1.794m (parent entity: $Nil).

This contribution has been adopted by the Group and represents an increase of 1.24% of the Group's contributions from that previously used.

## 19 RETIREMENT BENEFIT OBLIGATIONS (CONTINUED)

### (g) Employer Contributions

Australia (continued)

The economic assumptions used by the actuaries to make the funding recommendations (depending on the fund) were a long term investment earning rate of 8.0% p.a (net of fees and taxes), a salary increase rate of 5.0% p.a together with an age related promotional scale, and an inflation rate of 4.8% p.a.

**United Kingdom**

The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuary has adopted a method of funding benefits known as the attained age method. This seeks to have future benefit accrual funded by means of a contribution which is expected to be a constant percentage of members' salaries over their working lifetimes.

Using the funding method described above and particular actuarial assumptions as to the plan's future experience (as detailed below), employer contributions have been paid at the rate of 35.7% of members' total pensionable earnings less member contributions following completion of the 2003 actuarial valuation.

Following an informal review carried out by the company's actuarial advisers as at 6 April 2005, an additional employer contribution of $9.590m was paid in October 2005 in order to eliminate the plan's shortfall. Total employer contributions expected to be paid for the year ending 30 June 2007 are approximately $1.678m.

The economic assumptions used by the actuary for funding purposes used to make the funding recommendations were a long term investment return of 6.5% p.a. a salary increase rate of 4% p.a. and an inflation rate of 2.5% p.a.

**Europe**

The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuary has adopted a method of funding benefits known as the attained age method. This seeks to have future benefit accrual funded by means of a contribution which is expected to be a constant percentage of members' salaries over their working lifetimes.

Using the funding method described above and particular actuarial assumptions as to the plan's future experience (as detailed below), the actuary recommended in their review as at 30 June 2006, a contribution amount that would be sufficient to meet the company's obligations to the defined benefit scheme. Total employer contributions expected to be paid by Group companies for the year ending 30 June 2007 are approximately $0.4m.

The economic assumptions used by the actuary for funding purposes used to make the funding recommendations were a long term investment return of 4.0% p.a. a salary increase rate of 3.0% p.a. and an inflation rate of 4.0% p.a.

| | Consolidated | | Parent entity |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| | **$'000** | $'000 | **$'000** |
| **(h) Historical summary** | | | |
| Defined benefit plan obligation | **87,062** | 82,913 | - |
| Plan assets | **(82,424)** | (61,439) | - |
| Adjustment for contributions tax | **192** | 719 | - |
| Deficit | **4,830** | 22,193 | - |
| Experience adjustments arising on plan liabilities | **(2,602)** | 9,687 | - |
| Experience adjustments arising on plan assets | **(3,319)** | (2,580) | - |

Information for years prior to 2005 is not available.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **20 CONTRIBUTED EQUITY** | | | |
| **(i) Share capital** | | | |
| Ordinary shares – fully paid | **780,108** | 220,665 | **2,100,764** |

**Movement in ordinary share capital – fully paid**

| | Date | Number of shares issued by: Sims Group Australia Holdings Limited | Number of shares issued by: Sims Group Limited | Issue price $ | Equity carrying amount $'000 Consolidated | Equity carrying amount $'000 Parent |
|---|---|---|---|---|---|---|
| Balance at the beginning of the financial year | | 91,086,086 | - | - | 220,665 | - |
| Issued on exercise of options under the Option Plan (note 27(ii)) | 8 July 2005 | 193,798 | - | 6.75 | 1,309 | - |
| Shares exchanged under Scheme of Arrangement | | 91,279,884 | | | | |
| Issued on incorporation of Sims Group Limited | 20 June 2005 | | 1 | | | |
| Issued in exchange for shares in Sims Group Australia Holdings Limited* | 31 October 2005 | | 91,279,884 | 16.90 | - | 1,542,630 |
| Issued on acquisition of Hugo Neu Corporation operations* | 31 October 2005 | | 32,137,071 | 16.90 | 543,117 | 543,117 |
| Issued under the dividend reinvestment plan | 13 April 2006 | | 856,529 | 17.49 | 15,017 | 15,017 |
| Issued on exercise of restricted stock units (note 27(iii)) | 30 June 2006 | | 43,799 | - | - | - |
| **Balance at the end of the financial year for accounting purposes** | | | 124,317,284 | | 780,108 | 2,100,764 |
| Issue of ordinary shares under the Sims Group Employee Share Plan deemed to be options for accounting purposes (note 27(i)) | 22 July 2005 | | 187,164 | | | |
| **Balance at the end of the financial year per share register** | | | 124,504,448 | | | |

### Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. Voting rights attaching to the ordinary shares are, on a show of hands, one vote for every person present as a member, proxy, attorney or representative thereof and, on a poll, one vote per share for every member present in person or by proxy, attorney or representative.

During the year ended 30 June 2005 there was no change in the share capital of the Company.

* Fair value of shares issued based on Sims Group Limited closing share price of $16.90 on the date of issue (31 October 2005).

### (ii) Options including ordinary shares deemed to be options noted above

661,562 options over ordinary shares were granted during the financial year. 237,597 options were exercised during the year. The number of options outstanding at the end of the financial year was 617,763 (2005 – 193,798). Further details on options are set out in note 27(vi). With the exception of the shares issued under the Sims Group Employee Share Plan, options carry no voting rights.



| | Notes | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|---|

## 21 STATEMENTS OF CHANGES IN EQUITY

| | Notes | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|---|
| **Total equity at the beginning of the financial year** | | **517,456** | 440,777 | - |
| Adjustment on adoption of AASB 132 and AASB 139, net of tax to: | | | | |
| Retained profits | 22 | **(455)** | - | - |
| **Restated total equity at the beginning of the financial year** | | **517,001** | 440,777 | - |
| Total recognised income and expense for the year | | **246,127** | 195,091 | **46,422** |
| Transactions with equity holders in their capacity as equity holders: | | | | |
| Dividends provided for or paid | 23 | **(128,310)** | (118,412) | **(45,981)** |
| Share ownership and option plan expense | 27(v) | **2,524** | - | **2,524** |
| Issue of ordinary shares, net of transaction costs | 20 | **559,443** | - | **2,100,764** |
| **Total equity at the end of the financial year** | | **1,196,785** | 517,456 | **2,103,729** |

## 22 RESERVES AND RETAINED PROFITS

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **Reserves** | | | |
| Asset revaluation reserve | **77,635** | 50,170 | - |
| Share-based payments reserve | **2,524** | - | **2,524** |
| Cash flow hedging reserve | **(72)** | - | - |
| Defined benefits reserve | **(1,248)** | (5,117) | - |
| Foreign currency translation reserve | **(1,250)** | (19,014) | - |
| | **77,589** | 26,039 | **2,524** |
| Movements in reserves were: | | | |
| **Asset revaluation reserve** | | | |
| Balance 1 July | **50,170** | 22,294 | - |
| Increment on revaluation of land, buildings and leasehold improvements | **23,086** | 41,210 | - |
| Deferred tax on current year movements | **(5,173)** | (13,334) | - |
| Deferred tax adjustments on formation of the new Australian tax consolidated group | **9,552** | - | - |
| Balance 30 June | **77,635** | 50,170 | - |
| **Share-based payments reserve** | | | |
| Balance 1 July | - | - | - |
| Share ownership and option plan expense (note 27(v)) | **2,524** | - | **2,524** |
| Balance 30 June | **2,524** | - | **2,524** |
| **Cash flow hedging reserve** | | | |
| Balance 1 July | - | - | - |
| Adjustment on adoption of AASB 132 and AASB 139, net of tax (note 39) | **(455)** | - | - |
| Revaluation | **(360)** | - | - |
| Deferred tax on revaluation | **288** | - | - |
| Transfer to net profit – gross | **650** | - | - |
| Deferred tax on transfer to net profit | **(195)** | - | - |
| Balance 30 June | **(72)** | - | - |





| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **22 RESERVES AND RETAINED PROFITS** (CONTINUED) | | | |
| **Defined benefits fund reserve** | | | |
| Balance 1 July | **(5,117)** | - | - |
| Actuarial gains/(losses) | **5,921** | (7,107) | - |
| Deferred tax on actuarial gains/(losses) | **(2,052)** | 1,990 | - |
| Balance 30 June | **(1,248)** | (5,117) | - |
| **Foreign currency translation reserve** | | | |
| Balance 1 July | **(19,014)** | 5,685 | - |
| Currency exchange differences arising during the year | **17,764** | (24,699) | - |
| Balance 30 June | **(1,250)** | (19,014) | - |

### Asset revaluation reserve

The property, plant and equipment revaluation reserve is used to record increments and decrements on the revaluation of non-current assets, as described in note 1(r). The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares to shareholders and is only available for the payment of cash dividends in limited circumstances as permitted by law.

### Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of options issued but not exercised.

### Cash flow hedging reserve

The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 1(p). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.

### Defined benefits fund reserve

The defined benefits fund reserve is used to recognise the unrealised actuarial gains and losses arising from the valuation of defined benefit retirement obligations.

### Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in note 1(d). The reserve is recognised in profit and loss when the net investment is disposed of.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **Retained profits** | | | |
| Retained profits at the beginning of the financial year | **270,752** | 192,133 | - |
| Net profit attributable to members of Sims Group Limited | **196,646** | 197,031 | **46,422** |
| Dividends paid (note 23) | **(128,310)** | (118,412) | **(45,981)** |
| Retained profits at the end of the financial year | **339,088** | 270,752 | **441** |



| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **23 DIVIDENDS** | | | |
| **Ordinary shares** | | | |
| Final dividend for the year ended 30 June 2005 paid at 70c per share plus an additional special dividend of 20c per share both franked at 60% based on tax paid at 30% (2004: Final dividend for the year ended 30 June 2004 paid at 60c per share franked at 48% based on tax paid at 30%) | **82,329** | 54,652 | - |
| Interim dividend for the year ended 30 June 2006 paid at 45 cents per fully paid ordinary share, franked at 47% based on tax paid at 30% (2005: 70 cents per fully paid ordinary share, franked at 54% based on tax paid at 30%) to shareholders (excluding Hugo Neu Corporation) and an interim dividend of 15 cents per fully paid ordinary share, franked at 47% based on tax paid at 30% (2005: nil) to Hugo Neu Corporation. | **45,981** | 63,760 | **45,981** |
| Total dividends paid | **128,310** | 118,412 | **45,981** |
| **Dividends not recognised at year end** | | | |
| Since year end the directors have determined the payment of a final dividend of 60c per fully paid ordinary share, franked at 51% based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 20 October 2006 out of consolidated retained profits at 30 June 2006, but not recognised as a liability at year end. | **74,702** | 82,329 | **74,702** |
| **Franked Dividends** | | | |
| The franked portion of dividends determined after 30 June 2006 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2007. | | | |
| Franking credits available for the subsequent financial year (based on tax rate of 30%) | **22,777** | 21,239 | **22,777** |

The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of income tax payable as at the end of the financial year
(b) franking debits that will arise from the payment of dividends recognised as a liability as at the reporting date, and
(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date.

The impact on the franking account of the dividend determined by the directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $16.3m (2005: $21.2m).





| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|

## 24 CONTINGENT LIABILITIES

Details and estimated maximum amounts of contingent liabilities (for which no amounts are recognised in the financial statements) arising in respect of:

### Guarantees

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| The parent entity, its subsidiaries, its joint venture operations and its associated companies have given a number of guarantees in respect of the performance of contracts and workers compensation insurance entered into in the ordinary course of business. | **8,309** | 1,207 | - |

### Subsidiaries

Under the terms of a Deed of Cross Guarantee entered into in accordance with ASIC Class Order 98/1418 (as amended by Class Orders 98/2107, 00/0321, 01/1087, 02/0248 and 02/1017) the parent entity has undertaken to meet any shortfall which might arise on the winding up of controlled entities which are party to the deed as described in note 29. The controlled entities are not in liquidation and there is no indication that they will be wound up.

## 25 CAPITAL EXPENDITURE COMMITMENTS

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Total capital expenditure contracted for at the balance date but not recognised in the financial statements and payable not later than one year | | | |
| – for the acquisition of plant and equipment | **11,313** | 2,822 | - |
| – for the acquisition of land and buildings | **68** | - | - |
| | **11,381** | 2,822 | - |
| Commitments included above relating to joint venture operations and associate companies | | | |
| – for the acquisition of plant and equipment | **301** | 271 | - |
| – for the acquisition of land and buildings | **68** | - | - |
| | **369** | 271 | - |

The above amounts include Sims Group's share of joint ventures and equity accounted associates.



| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|

## 26 LEASE COMMITMENTS

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Commitments in relation to leases contracted for at balance date but not recognised as liabilities, payable: | | | |
| Not later than one year | **30,736** | 21,071 | - |
| Later than one, but not later than five years | **79,810** | 54,699 | - |
| Later than five years | **61,247** | 34,806 | - |
| | **171,793** | 110,576 | - |
| Representing: | | | |
| Cancellable operating leases | **2,710** | 4,103 | - |
| Non-cancellable operating leases | **169,083** | 106,473 | - |
| | **171,793** | 110,576 | - |
| Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows: | | | |
| Not later than one year | **29,493** | 18,982 | - |
| Later than one, but not later than five years | **78,343** | 52,689 | - |
| Later than five years | **61,247** | 34,802 | - |
| | **169,083** | 106,473 | - |

The above amounts include Sims Group's share of joint ventures and equity accounted associates.

## 27 SHARE OWNERSHIP AND OPTION PLANS

### (i) Employee share plan

The Executive Long Term Incentive Plan ('LTI Plan') has been established to encourage employees to share in the ownership of the Company, in order to promote the long-term success of the Company as a goal shared by the employees. Offers of shares under the Plan are at the discretion of the parent Company and have been made to Australian based employees in the financial year 2006. The parent Company provides financial assistance in the form of a share secured non-interest bearing employee loan. The loan is repayable in full within five years after the financial assistance is provided or such longer period and in such a manner as the Company may determine.

The beneficial ownership of these shares will vest with employees in line with achievement of continuous service and non-market based performance criteria. The continuous service criterion is met if the 'Participant' is in the employ of the Company at vesting. Periods of continuous service vary according to the vesting periods of the shares that have been offered while non-market based performance criteria are satisfied if the average annual compound growth in the diluted earnings per share of the Company of between 5% and 10% is achieved over periods which vary between three and five years. There is no reward if less than 5% EPS growth is achieved. Holders of the shares are entitled to dividends over the term of the relevant vesting period.

During the period, $2,085,588 (2005: $Nil) was advanced to participating employees to enable them to acquire 187,164 shares (2005: Nil) at $14.99, being 0.15% of the issued capital of the former parent entity (Sims Group Australia Holdings Limited 'SGHAL'). The acquisition price of these shares was based on the five-day weighted average price of that company's shares leading up to the date of issue being 22 July 2005. As a consequence of the Scheme of Arrangement entered into on 31 October 2005, all shares in SGHAL were exchanged in full for shares in the new legal parent entity, Sims Group Limited. Consequently, the amounts receivable from employees have been assigned to Sims Group Limited in full.

These shares are deemed to be share options rather than issued share capital for accounting purposes (refer Note 20(i)). Under AASB 2 *Share Based Payment*, the weighted average fair value of these instruments amounted to $5.56 each at grant date for executives who commenced in the LTI Plan in the financial year 2003, and $6.04 for executives who commenced in the LTI Plan in financial year 2006. Fair value has been determined by using the Monte-Carlo Binomial Options Pricing Model. Inputs in the model include expected volatility of 25% p.a. the relevant vesting period, a dividend yield of 5.5% p.a. a risk free rate of 5.22% p.a. and an assessment of the probability of achievement of continuous service and non-market based performance criteria.





## 27 SHARE OWNERSHIP AND OPTION PLANS (CONTINUED)

### (ii) Option plan

A 'CEO Plan' existed for the granting of options over unissued ordinary shares in the parent entity to Mr Sutcliffe, the Group Chief Executive. Options under the CEO Plan were granted for no consideration. This Plan was suspended during the financial year 2003 and replaced by the LTI Plan.

Mr Sutcliffe was issued 193,798 options to acquire shares in SGHAL on 28 February 2002 which were exercisable from 28 February 2005 and expired on 28 March 2007. The fair value of these options at the date of grant was $1.30 as derived by applying the Black-Scholes options pricing model. During the financial year, all of these options held by Mr Sutcliffe were exercised at a price of $6.75. The weighted average share price at the date of exercise being 8 July 2005, was $14.35. The amount received on the exercise of options is recognised as issued capital at the date of issue of the shares. No expense is recognised in respect of these options as described at Note 1(x)(iv).

### (iii) Restricted stock units

During the period, the Company granted Restricted Stock Units ('RSUs') to select North American executives. An RSU provides the executive with a contractual right to acquire one ordinary share in Sims Group Limited for nil consideration. RSUs vest based on a combination of achievement of continuous service and non-market based performance criteria. Continuous service ranges from 8 months (from 1 November 2005) to 3 years and 8 months (until June 2009) while performance criteria involve the achievement of a three-year earnings per share compound annual growth rates of 8% on Sim Group Limited shares for periods up to 30 June 2009. Holders of the RSU are not entitled to dividends over the term of the relevant vesting period.

RSUs are granted for no consideration and vest over dates ranging from 30 June 2006 to 30 June 2009. The weighted average fair value of RSUs granted amounted to $14.72 each at grant date. Fair value has been determined with reference to a dividend yield of 5.5% p.a, expected vesting dates and an assessment of the probability of achievement of continuous service and non-market based performance criteria. The number of RSUs issued was based upon a Company share price of $16.68 being the price applicable at the date the RSUs were granted.

Set out below is a summary of RSUs in the Company:

| Grant Date | Balance at start of the year | Granted during the year | Exercised during the year | Forfeited during the year | Balance at end of the year | Exercisable at end of the year |
|---|---|---|---|---|---|---|
| 1 November 2005 | - | 324,507 | (43,799) | - | 280,708 | - |

### (iv) Performance rights

During the period, the Company granted performance rights to both the Group Chief Executive and Executive Director – Group Finance and Strategy. A performance right is a contractual right to acquire an ordinary share in Sims Group Limited for nil consideration. These performance rights vest based on the achievement of both continuous service and non-market based performance criteria. Continuous service covers periods extending to 31 October 2010 for the Group Chief Executive and 30 June 2008 for the Executive Director – Group Finance and Strategy. The non-market based performance criteria are measured with reference to a target earnings per share compound annual growth rate of 8% on Sim Group Limited shares for periods up to 31 October 2010 for the Group Chief Executive and 30 June 2008 for the Executive Director – Group Finance and Strategy, subject to periodic retesting.

The total number of performance rights granted during the period amounted to 149,891 all of which remained outstanding as at period end. The earliest vesting date for performance rights is 31 October 2006. The weighted average fair value of performance rights granted amounted to $14.18 in respect of the Group Chief Executive and $14.81 in respect of the Executive Director – Group Finance and Strategy. Fair value has been determined with reference to a dividend yield of 5.5% p.a, expected vesting dates and an assessment of the probability of achievement of continuous service and non-market based performance criteria.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|

## 27 SHARE OWNERSHIP AND OPTION PLANS
(CONTINUED)

### (v) Effect of share based payments on profit and loss

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Shares issued under the employee share plan | **886** | - | - |
| RSUs issued | **1,350** | - | - |
| Performance rights issued | **288** | - | - |
| | **2,524** | - | - |

### (vi) Summary of share ownership and option plan grants

| | Balance at start of the year | Granted during the year | Exercised during the year | Forfeited during the year | Balance at end of the year | Exercisable at end of the year |
|---|---|---|---|---|---|---|
| Employee share plan | - | 187,164 | - | - | 187,164 | - |
| Option plan | 193,798 | - | (193,798) | - | - | - |
| Restricted stock units | - | 324,507 | (43,799) | - | 280,708 | - |
| Performance rights | - | 149,891 | - | - | 149,891 | - |
| | 193,798 | 661,562 | (237,597) | - | 617,763 | - |

## 28 KEY MANAGEMENT PERSONNEL DISCLOSURES

### (a) Directors

The following persons were directors of Sims Group Limited during the financial year:

#### *(i) Chairman – non-executive*
P Mazoudier

#### *(ii) Executive directors*
J Neu, Vice Chairman (appointed 31 October 2005)
J L Sutcliffe, Group Chief Executive
R B Cunningham, Executive Director – Group Finance and Strategy

#### *(iii) Non-executive directors*
G N Brunsdon
A C Copeman (retired 18 November 2005)
B Every (appointed 24 October 2005)
J M Feeney
P Varello (appointed 31 October 2005)





## 28 KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

### (b) Other key management personnel

The following persons also had the authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirecty, during the financial year:

| Name | Position |
|---|---|
| C R Jansen | Chief Executive – Sims Hugo Neu |
| D R McGree | Managing Director – Australia & New Zealand |
| W T Bird | Managing Director – Metals Recycling – UK |
| G Davy | Managing Director – Sims Recycling Solutions – Europe & North America |
| R R Brown | General Manager – NZ (Retired 3 July 2006) |

| | Consolidated | | Parent entity |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| | **$'000** | $'000 | **$'000** |
| **(c) Key management personnel compensation** | | | |
| Short-term benefits | **7,759,652** | 6,294,191 | **1,270,987** |
| Long-term benefits | **1,198,960** | 955,862 | - |
| Post-employment benefits | **1,373,587** | 740,803 | - |
| Share based payments | **1,367,489** | 736,539 | - |
| | **11,699,688** | 8,727,395 | **1,270,987** |

The company has taken advantage of the relief provided by ASIC Class Order 06/50 and has transferred the detailed remuneration disclosures to the directors' report.

### (d) Equity instrument disclosures relating to key management personnel

*(i) Options provided as remuneration and shares issued on exercise of such options*

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the remuneration report.

## 28 KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

### (d) Equity instrument disclosures relating to key management personnel (continued)

*(ii) Option holdings*

The numbers of options over ordinary shares in the company held during the financial year by each director of Sims Group Limited and other key management personnel, including their personally related parties, are set out below.

| 2006<br>Name | Balance at start of the year | Granted during the year as compensation | Exercised during the year | Other changes during the year | Balance at end of the year | Vested and exercisable at end of the year |
|---|---|---|---|---|---|---|
| **Directors of Sims Group Limited** | | | | | | |
| P K Mazoudier | - | - | - | - | - | - |
| J Neu (appointed 31 October 2005) | - | - | - | - | - | - |
| JL Sutcliffe | | | | | | |
| *Option plan* | 193,798 | - | (193,798) | - | - | - |
| *Employee share plan* | - | 90,517 | - | - | 90,517 | - |
| *Performance rights* | - | 119,913 | - | - | 119,913 | - |
| R B Cunningham | | | | | | |
| *Employee share plan* | - | 11,879 | - | - | 11,879 | - |
| *Performance rights* | - | 29,978 | - | - | 29,978 | - |
| G N Brunsdon | - | - | - | - | - | - |
| A C Copeman (retired 18 November 2005) | - | - | - | - | - | - |
| B Every (appointed 24 October 2005) | - | - | - | - | - | - |
| J M Feeney | - | - | - | - | - | - |
| P Varello (appointed 31 October 2005) | - | - | - | - | - | - |
| | 193,798 | 252,287 | (193,798) | - | 252,287 | - |
| **Other key management personnel of the Group** | | | | | | |
| C R Jansen | | | | | | |
| *Restricted stock units* | - | 79,634 | (19,909) | - | 59,725 | - |
| D R McGree | | | | | | |
| *Employee share plan* | - | 9,427 | - | - | 9,427 | - |
| W T Bird | - | - | - | - | - | - |
| G Davy | - | - | - | - | - | - |
| R R Brown | - | - | - | - | - | - |
| | - | 89,061 | (19,909) | - | 69,152 | - |

No other director or key management personnel held, was granted or exercised any options.





## 28 KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

**(d) Equity instrument disclosures relating to key management personnel** (continued)

*(ii) Option holdings* (continued)

| **2005 Name** | Balance at start of the year | Granted during the year as compensation | Exercised during the year | Other changes during the year | Balance at end of the year | Vested and exercisable at end of the year |
|---|---|---|---|---|---|---|
| **Directors of Sims Group Limited** | | | | | | |
| P K Mazoudier | - | - | - | - | - | - |
| J L Sutcliffe | | | | | | |
| *Option plan* | 193,798 | - | - | - | 193,798 | 193,798 |
| R B Cunningham | - | - | - | - | - | - |
| G N Brunsdon | - | - | - | - | - | - |
| A C Copeman | - | - | - | - | - | - |
| J M Feeney | - | - | - | - | - | - |
| | 193,798 | - | - | - | 193,798 | 193,798 |
| **Other key management personnel of the Group** | | | | | | |
| C R Jansen | - | - | - | - | - | - |
| D R McGree | - | - | - | - | - | - |
| W T Bird | - | - | - | - | - | - |
| G Davy | - | - | - | - | - | - |
| R R Brown | - | - | - | - | - | - |
| | - | - | - | - | - | - |

No other director or key management personnel held, was granted or exercised any options.

*(iii) Share holdings*

The numbers of shares in the company during the financial year by each director of Sims Group Limited and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

| **2006 Name** | Balance at start of the year | Received during the year on the exercise of options | Other changes during the year | Balance at end of the year |
|---|---|---|---|---|
| **Directors of Sims Group Limited** | | | | |
| P K Mazoudier | 14,082 | - | - | 14,082 |
| J Neu, Vice Chairman (appointed 31 October 2005) | - | - | 32,263,924 | 32,263,924 |
| J L Sutcliffe | 2,000 | 193,798 | (95,281) | 100,517 |
| R B Cunningham | - | - | 11,879 | 11,879 |
| G N Brunsdon | 3,250 | - | 62 | 3,312 |
| A C Copeman (retired 18 November 2005) | 7,791 | - | (7,791) | - |
| B Every (appointed 24 October 2005) | - | - | 4,000 | 4,000 |
| J M Feeney | 25,504 | - | - | 25,504 |
| P Varello (appointed 31 October 2005) | - | - | - | - |
| | 52,627 | 193,798 | 32,176,793 | 32,423,218 |

The shares issued to J Neu formed part of the consideration paid for the purchase by Sims Group Limited of the recycling operations in North America from Hugo Neu Corporation.

## 28 KEY MANAGEMENT PERSONNEL DISCLOSURES (CONTINUED)

### (d) Equity instrument disclosures relating to key management personnel (continued)

*(iii) Share holdings* (continued)

| 2006 Name | Balance at start of the year | Received during the year on the exercise of options | Other changes during the year | Balance at end of the year |
|---|---|---|---|---|
| **Other key management personnel of the Group** | | | | |
| C R Jansen | - | 19,909 | - | 19,909 |
| D R McGree | - | - | 9,427 | 9,427 |
| W T Bird | - | - | - | - |
| G Davy | - | - | - | - |
| R R Brown | - | - | - | - |
| | - | 19,909 | 9,427 | 29,336 |

| 2005 Name | Balance at start of the year | Received during the year on the exercise of options | Other changes during the year | Balance at end of the year |
|---|---|---|---|---|
| **Directors of Sims Group Limited** | | | | |
| P K Mazoudier | 14,082 | - | - | 14,082 |
| J L Sutcliffe | 2,000 | - | - | 2,000 |
| R B Cunningham | 43,000 | - | (43,000) | - |
| G N Brunsdon | 3,250 | - | - | 3,250 |
| A C Copeman | 7,791 | - | - | 7,791 |
| J M Feeney | 25,504 | - | - | 25,504 |
| | 95,627 | - | (43,000) | 52,627 |
| **Other key management personnel of the Group** | | | | |
| C R Jansen | - | - | - | - |
| D R McGree | - | - | - | - |
| W T Bird | - | - | - | - |
| G Davy | - | - | - | - |
| R R Brown | - | - | - | - |
| | - | - | - | - |

### (e) Other transactions with key management personnel

Transactions entered into with directors of Sims Group Limited and other key management personnel of the Group, including their personally related parties are at normal commercial terms. During the year JM Feeney and GN Brundson were paid $15,000 and $40,000 respectively for the assistance they gave in connection with the Hugo Neu acquisition due diligence. Entities associated with J Neu were paid or are entitled to receive interest amounting to $600,000 on the balance outstanding of the purchase consideration relating to the Hugo Neu merger.





## 29 SUBSIDIARIES

| Name of entity<br>(Indentation indicates ownership relationship) | Country of incorporation | Equity holding 2006 % | 2005 % |
|---|---|---|---|
| **Sims Group Limited** | | | |
|  Sims Group Australia Holdings Limited (i) | Australia | **100** | 100 |
|   PNG Recycling Limited | PNG | **100** | 100 |
|   Sims Aluminium Pty Limited (i) | Australia | **100** | 100 |
|   Sims E-Recycling Pty Limited | Australia | **90** | 100 |
|   Sims Group Canada Holdings Limited | Canada | **100** | 100 |
|   Sims Tyrecycle Properties Pty Limited | Australia | **100** | 100 |
|   Sims Tyrecycle Pty Limited (i) | Australia | **100** | 100 |
|   Simsmetal Finance Limited (iv) | Australia | **-** | 100 |
|   Simsmetal Holdings Pty Limited | Australia | **100** | 100 |
|    Sims Asia Holdings Limited | Hong Kong | **100** | 100 |
|    Sims Energy Pty Limited | Australia | **100** | 100 |
|    Sims Group USA Corporation | USA | **100** | 100 |
|    Sims Industrial Pty Limited | Australia | **100** | 100 |
|     Simsmetal Industries Limited | New Zealand | **100** | 100 |
|    Simsmetal Services Pty Limited (i) | Australia | **100** | 100 |
|     Sims Manufacturing Pty Limited | Australia | **100** | 100 |
|     Simsmetal Executive Staff Superannuation Pty Limited | Australia | **100** | 100 |
|    Universal Inspection and Testing Company Pty Limited | Australia | **100** | 100 |
|   Simsmetal Staff Equity Pty Limited | Australia | **100** | 100 |
|  Sims Group UK Holdings Limited | UK | **100** | 100 |
|   Sims Group UK Intermediate Holdings Limited | UK | **100** | 100 |
|    Sims Group UK Limited | UK | **100** | 100 |
|     Mirec AB | Sweden | **100** | 100 |
|     Mirec BV | Netherlands | **100** | 100 |
|      De Valk Glas BV (iv) | Netherlands | **-** | 100 |
|       Limburg Glas BV (iv) | Netherlands | **-** | 100 |
|      ICR Business BV (iv) | Netherlands | **-** | 100 |
|      Mirec NV | Belgium | **100** | 100 |
|     Mirec Limited | UK | **100** | 100 |
|      Mirec Asset Management Group Limited | UK | **100** | 100 |
|       Mirec Asset Management Limited | UK | **100** | 100 |
|        Frazier Europe Limited | UK | **100** | 100 |
|       Lot 1 Co UK Limited | UK | **100** | 100 |
|     Simsmetal UK (Glos) Limited | UK | **100** | 100 |
|     Simsmetal UK (Northern) Limited | UK | **100** | 100 |
|     Simsmetal UK (Reclamation) Limited | UK | **100** | 100 |
|     Simsmetal UK (SouthEast) Limited | UK | **100** | 100 |
|      Blackbushe Metals (Western) Limited | UK | **100** | 100 |
|       Simsmetal UK (Fraser) Limited | UK | **100** | 100 |
|      Simsmetal UK (Elliott) Limited | UK | **100** | 100 |
|     Simsmetal UK (SouthWest) Limited | UK | **100** | 100 |
|     Simsmetal UK (Wessex Holdings) Limited (iv) | UK | **-** | 100 |
|     Simsmetal UK (Wessex) Limited | UK | **100** | 100 |
|     SK Stainless Limited | UK | **100** | 100 |
|     United Castings Limited | UK | **100** | 100 |
|    Simsmetal UK (Midwest) Limited | UK | **100** | 100 |
|    Simsmetal UK (Southern) Limited | UK | **100** | 100 |
|    Simsmetal UK Pension Trustees Limited | UK | **100** | 100 |
|    Simsmetal UK Recycling Limited | UK | **100** | 100 |
|  Sims Hugo Neu Corporation | USA | **100** | - |
|  SHN Co LLC (ii) | USA | **100** | - |
|   HNW Recycling LLC (ii) | USA | **100** | - |

## 29 SUBSIDIARIES (CONTINUED)

| Name of entity<br>(Indentation indicates ownership relationship) | Country of incorporation | Equity holding 2006 % | 2005 % |
|---|---|---|---|
| **Sims Group Limited** | | | |
| HNE Recycling LLC (ii) | USA | **100** | - |
| Alameda Street Metal Corp (ii) (v) | USA | **100** | - |
| Dover Barge Company (ii) (vi) | USA | **100** | - |
| North Carolina Recycling LLC (ii) (v) | USA | **100** | - |
| North Carolina Resource Conservation LLC (ii) (v) | USA | **100** | - |
| Pacific Bulk Loading Inc (ii) (v) | USA | **100** | - |
| Pacific Industrial Metal Corp (ii) (v) | USA | **100** | - |
| Sims Hugo Neu East (ii) (iii) (v) | USA | **100** | - |
| Schiabo Larovo Company LLC (ii) | USA | **100** | - |
| Schiabo Larovo AR LLC (ii) | USA | **100** | - |
| Sims Hugo Neu West (ii) (iii) (v) | USA | **100** | - |
| Etiwanda Development LLC (ii) | USA | **100** | - |
| Sims Hugo Neu Global Trade LLC (ii) | USA | **100** | - |
| HNS Scrap Corporation (ii) | USA | **100** | - |

(i) These subsidiaries and the Company are parties to a Deed of Cross Guarantee under which each entity guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and directors' report under Class Order 98/1418 (as amended by Class Orders 98/2017, 00/0321, 01/1087, 02/0248 and 02/1017) issued by the Australian Securities & Investments Commission. The above entities represent a Closed Group and an Extended Closed Group for the purposes of the Class Order.

(ii) These subsidiaries were acquired during the year.

(iii) These subsidiaries are general partnerships.

(iv) These subsidiaries were de-registered or liquidated during the year.

(v) These subsidiaries are 50% owned by HNW Recycling LLC and 50% owned by HNE Recycling LLC.

(vi) This subsidiary is owned 33.3% each by Sims Hugo Neu East, HNE Recycling LLC and HNW Recycling LLC.

The voting power held in each subsidiary is proportionate to the equity holdings.

### Subsidiaries and businesses acquired during the year ended 30 June 2005:

On 5 October 2004 Sims Group UK Limited purchased the issued capital of the Mirec Group of Companies for $55.961m. The business recycles and recovers a wide range of electrical, electronic and IT equipment and operates dedicated plants for the recycling of cathode ray tubes from TV and computer monitors and for the 'asset management' of reuseable equipment and components. It operates businesses throughout the Benelux countries, Sweden and the United Kingdom.

On 30 May 2005 Sims Group Australia Holdings Limited purchased an 'e-waste' business from Volante Pty Limited for $157,000. The fee for service recycling business will result in the recovery of metals, circuit boards plastics and CRT glass.

### Subsidiaries and businesses acquired during the year ended 30 June 2006:

On 31 October 2005 Sims Group Limited acquired substantially all of the recycling operations of Hugo Neu Corporation for $587.6 million. The consideration given comprised 32,137,071 ordinary shares in Sims Group Limited with a fair value of $543.1m and the balance paid/payable in cash. The operating results of the newly acquired subsidiaries have been included in the consolidated income since the date of acquisition.

The acquired businesses contributed net profit after tax of $31.5m to the Group for the period 1 November 2005 to 30 June 2006. Consolidated revenue and net profit before tax of the acquired businesses for the period 1 July 2005 to 30 June 2006, as if the acquisition had occurred at the beginning of this period, are unavailable as the acquired entity did not prepare consolidated accounts. For the same reason the amounts recognised by the vendor immediately before acquisition for each class of asset and liability are not available.

The acquisition amounts in the parent company shown under the heading of investments in the table below, comprise the shares acquired in the former Hugo Neu operations as described above ($587.6m), 100% of the shares in Sims Group Australia Holdings Limited as a consequence of the group restructure as described in note 1(a) ($1,542.6m) and the acquisition of Sims Group UK Holdings Limited from Sims Group Australia Holdings Limited for $377.0m on 29 June 2006.







## 29 SUBSIDIARIES (CONTINUED)

### Fair value of assets and liabilities as at acquisition dates

The 2006 amounts set out in the table below reflect provisional fair values of assets and liabilities acquired and goodwill at acquisition date. In particular, the determination of the amount of the deferred tax assets and liabilities has not been finalised because this is dependent on the vendor finalising certain aspects of its tax affairs. The provisional amounts represent Sims Group Limited management's best estimates of the deferred tax amounts. However it is possible that, when the data required to finalise the tax position at acquisition is provided by the vendor, adjustments may be required to the deferred tax amounts with a corresponding adjustment to the goodwill arising on acquisition.

| | Consolidated | | Parent entity |
|---|---|---|---|
| | **2006 $'000** | 2005 $'000 | **2006 $'000** |
| Cash | **3,354** | 1,424 | - |
| Receivables | **138,171** | 8,243 | - |
| Prepayments | **5,278** | 2,136 | - |
| Inventories | **78,094** | 3,785 | - |
| Property, plant & equipment | **197,807** | 22,202 | - |
| Deferred tax asset | **16,062** | 3,561 | - |
| Investments | **-** | - | **2,507,184** |
| Trade and other creditors | **(68,296)** | (26,337) | - |
| Bank loans | **(226,425)** | - | - |
| Deferred tax liability | **(5,789)** | - | - |
| Employee entitlement provisions | **(1,156)** | (274) | - |
| Retirement benefit obligation | **-** | (4,880) | - |
| Environmental provision | **(8,790)** | - | - |
| **Net assets of entity** | **128,310** | 9,860 | **2,507,184** |
| Goodwill on acquisition | **459,244** | 46,258 | - |
| **Consideration paid** | **587,554** | 56,118 | **2,507,184** |
| | | | |
| **Consideration paid** | | | |
| Shares issued (note 20) | **543,117** | - | **2,085,747** |
| Balance of purchase consideration paid to vendor | **13,459** | 56,118 | - |
| Balance of purchase consideration payable to vendor | **12,568** | - | **12,568** |
| Balance of purchase consideration payable to subsidiary re Sims Group UK Holdings Limited acquisition | **-** | - | **377,000** |
| Balance of purchase consideration payable to subsidiary re Hugo Neu operations acquisition | **-** | - | **13,459** |
| Total consideration payable/paid to vendor | **569,144** | 56,118 | **2,488,774** |
| Direct costs relating to the acquisition | **18,410** | - | **18,410** |
| | **587,554** | 56,118 | **2,507,184** |
| **Outflow of cash to acquire subsidiaries and businesses, net of cash acquired** | | | |
| Consideration paid | **587,554** | 56,118 | **2,507,184** |
| Less: Non-cash consideration – shares issued | **(543,117)** | - | **(2,085,747)** |
| Less: Non-cash consideration – subsidiary company financed | **-** | - | **(408,869)** |
| Less: Amounts payable | **(12,568)** | - | **(12,568)** |
| Less: Cash acquired | **(3,354)** | (1,424) | - |
| **Net cash outflow** | **28,515** | 54,694 | - |

## 29 SUBSIDIARIES (CONTINUED)

The goodwill is attributable to several factors including; site locations, synergies existing in the operations acquired, and the assembled workforce which together contribute to the high profitability of the acquired businesses.

Sims Group Limited, Sims Group Australia Holdings Limited, Sims Aluminium Pty Limited, Simsmetal Services Pty Limited and Sims Tyrecycle Pty Limited are parties to a deed of cross guarantee under which each company guarantees the debts of the others. By entering the deed, the wholly-owned entities have been relieved from the requirements to prepare a financial report and directors' report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.

### (a) Condensed consolidated income statement and summary of movements in consolidated retained profits

The above companies represent a 'Closed Group' for the purposes of the Class Order. As there are no other parties to the Deed of Cross Guarantee that are controlled by Sims Group Limited, they also represent the 'Extended Closed Group'.

Set out below is a condensed consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2006 of the Closed Group.

| | Consolidated | |
|---|---|---|
| | **2006 $'000** | 2005 $'000 |
| **Condensed income statement** | | |
| **Profit before income tax** | **186,923** | 152,071 |
| Income tax expense | **(30,473)** | (33,594) |
| **Profit for the year** | **156,450** | 118,477 |
| **Summary of movements in consolidated retained profits** | | |
| **Retained profits at the beginning of the financial year** | **43,686** | 43,621 |
| Profit for the year | **156,450** | 118,477 |
| Dividends provided for or paid | **(128,310)** | (118,412) |
| **Retained profits at the end of the financial year** | **71,826** | 43,686 |

### (b) Condensed balance sheet

Set out below is a consolidated balance sheet as at 30 June 2006 of the Closed Group.

| | 2006 $'000 | 2005 $'000 |
|---|---|---|
| **Current assets** | | |
| Cash and cash equivalents | **778** | 946 |
| Receivables | **99,645** | 89,693 |
| Inventories | **100,682** | 74,897 |
| Derivative financial instruments | **585** | - |
| Total current assets | **201,690** | 165,536 |
| **Non-current assets** | | |
| Receivables | **-** | 265 |
| Other financial assets | **789,002** | 194,103 |
| Property, plant and equipment | **90,715** | 84,358 |
| Deferred tax assets | **5,334** | 4,307 |
| Intangible assets | **8,158** | 8,156 |
| Total non-current assets | **893,209** | 291,189 |
| **Total assets** | **1,094,899** | 456,725 |
| **Current liabilities** | | |
| Payables | **160,063** | 96,834 |
| Derivative financial instruments | **200** | - |
| Current tax liabilities | **15,077** | 25,638 |
| Provisions | **10,340** | 12,379 |
| Total current liabilities | **185,680** | 134,851 |

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 |
|---|---|---|

## 29 SUBSIDIARIES (CONTINUED)

### (b) Condensed balance sheet (continued)

| | 2006 $'000 | 2005 $'000 |
|---|---|---|
| **Non-current liabilities** | | |
| Borrowings | **32,121** | 36,770 |
| Deferred tax liabilities | **1,656** | 3,534 |
| Provisions | **9,413** | 9,085 |
| Retirement benefit obligations | **1,288** | 4,786 |
| Total non-current liabilities | **44,478** | 54,175 |
| **Total liabilities** | **230,158** | 189,026 |
| **Net assets** | **864,741** | 267,699 |
| **Equity** | | |
| Contributed equity | **780,108** | 220,665 |
| Reserves | **12,807** | 3,348 |
| Retained profits | **71,826** | 43,686 |
| **Total equity** | **864,741** | 267,699 |

## 30 INVESTMENTS IN ASSOCIATES

### (a) Carrying amounts

Information relating to the associates is set out below.

| Name of Associate | Principal Activity | Country of Incorporation | Ownership Interest | | Consolidated carrying amount $'000 | | Parent entity carrying amount $'000 |
|---|---|---|---|---|---|---|---|
| | | | 2006 | 2005 | 2006 | 2005 | 2006 |
| Richmond Steel Recycling Limited | Metal Recycling | Canada | **50.0%** | 50.0% | **11,730** | 9,131 | - |
| Landfill Management Services Pty Limited | Landfill Gas Management | Australia | **50.0%** | 25.0% | **9,549** | 626 | - |
| Australian Refined Alloys Pty Limited | Metal Recycling | Australia | **50.0%** | 50.0% | - | - | - |
| Australian Refined Alloys Sales Pty Limited | Metal Recycling | Australia | **50.0%** | 50.0% | - | - | - |
| Extruded Metals (New Zealand) Limited | Metal Recycling | NZ | **33.0%** | 33.0% | - | - | - |
| Sims Pacific Metals Limited | Metal Recycling | NZ | **50.0%** | 50.0% | **482** | 515 | - |
| Consolidated Extrusions Pty Limited | Metal Recycling | Australia | **33.3%** | 33.3% | - | - | - |
| Consolidated Extrusions (Management) Pty Limited | Metal Recycling | Australia | **33.3%** | 33.3% | - | - | - |
| | | | | | **21,761** | 10,272 | - |

## 30 INVESTMENTS IN ASSOCIATES (CONTINUED)

| | Consolidated carrying amount $'000 2006 | Consolidated carrying amount $'000 2005 | Parent entity carrying amount $'000 2006 |
|---|---|---|---|
| **(b) Movements in carrying amounts** | | | |
| Carrying amount at the beginning of the financial year | **10,272** | 7,821 | - |
| Acquired during the year on conversion of convertible notes | **8,000** | - | - |
| Share of profits after income tax | **2,874** | 2,626 | - |
| Foreign currency translation reserve | **615** | (175) | - |
| Carrying amount at the end of the financial year | **21,761** | 10,272 | - |
| **(c) Share of associates' profits or losses** | | | |
| Profit before income tax | **4,164** | 3,961 | - |
| Income tax expense | **(1,290)** | (1,335) | - |
| Profit after income tax | **2,874** | 2,626 | - |

| | Group's share of: Assets $'000 | Liabilities $'000 | Revenues $'000 | Profit $'000 |
|---|---|---|---|---|
| **(d) Summarised financial information of associates** | | | | |
| **2006** | | | | |
| Richmond Steel Recycling Limited | 14,434 | 2,197 | 29,172 | 1,717 |
| Landfill Management Services Pty Limited | 15,586 | 9,422 | 5,849 | 1,157 |
| Australian Refined Alloys Pty Limited | 796 | 788 | 17,523 | - |
| Australian Refined Alloys Sales Pty Limited | - | - | 31,454 | - |
| Extruded Metals (New Zealand) Limited | - | - | - | - |
| Sims Pacific Metals Limited | - | - | - | - |
| Consolidated Extrusions Pty Limited | - | - | - | - |
| Consolidated Extrusions (Management) Pty Limited | - | - | - | - |
| | 30,816 | 12,407 | 83,998 | 2,874 |
| **2005** | | | | |
| Richmond Steel Recycling Limited | 10,597 | 1,321 | 25,645 | 2,347 |
| Landfill Management Services Pty Limited | 5,444 | 4,808 | 1,900 | 279 |
| Australian Refined Alloys Pty Limited | 1,165 | 1,152 | 16,597 | - |
| Australian Refined Alloys Sales Pty Limited | - | - | 27,691 | - |
| Extruded Metals (New Zealand) Limited | - | - | - | - |
| Sims Pacific Metals Limited | - | - | - | - |
| Consolidated Extrusions Pty Limited | - | - | - | - |
| Consolidated Extrusions (Management) Pty Limited | - | - | - | - |
| | 17,206 | 7,281 | 71,833 | 2,626 |

The consolidated entity's share of the associates' contingent liabilities and capital expenditure commitments is included in notes 24 and 25.





## 31 INTERESTS IN JOINT VENTURES

The consolidated entity has the following interests in joint venture operations:

- 50% interest in the Australian Refined Alloys unincorporated joint venture, the principal activity of which is the production of lead, lead alloys and related products.
- 50% interest in the New Zealand based Sims Pacific Metals unincorporated joint venture, the principal activity of which is the processing and sale of ferrous and non-ferrous secondary raw materials.
- 50% interest in the UK based End of Life Vehicle Information Systems joint venture which does not trade at present.
- 33.3% interest in the Consolidated Extrusions unincorporated joint venture, the principal activity of which is the production and sale of extruded brass and copper products.

The consolidated entity's interest in assets employed in the joint ventures is included in the balance sheets under the classifications shown below:

| | Consolidated | | Parent entity |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| | **$'000** | $'000 | **$'000** |
| **Current assets** | | | |
| Cash assets | **2,258** | 1,746 | - |
| Receivables | **10,821** | 20,339 | - |
| Inventories | **4,527** | 9,622 | - |
| Deferred tax assets | **1,037** | 2,122 | |
| Non-current assets classified as held for sale – land and buildings | **5,733** | - | - |
| **Non-current assets** | | | |
| Property, plant and equipment | **7,173** | 8,953 | - |
| Goodwill | **296** | 300 | - |
| **Total assets** | **31,845** | 43,082 | - |
| **Current liabilities** | | | |
| Payables | **7,788** | 10,166 | - |
| Current tax liabilities | **3,051** | 5,161 | |
| Provisions | **1,493** | 802 | - |
| **Non-current liabilities** | | | |
| Provisions | **212** | 531 | - |
| **Total liabilities** | **12,544** | 16,660 | - |
| **Share of net assets employed in joint ventures** | **19,301** | 26,422 | - |

The consolidated entity's share of joint venture contingent liabilities and capital expenditure commitments is included in notes 24 and 25.

## 32 RELATED PARTY TRANSACTIONS

### (a) Parent entity
The parent entity of the consolidated group is Sims Group Limited.

### (b) Subsidiaries
Interests held in subsidiaries are set out in note 29.

### (c) Key management personnel
Disclosures relating to key management personnel are set out in note 28.

### (d) Transactions with related parties
The following transactions occurred with related parties:

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Tax consolidation legislation | | | |
| Current tax payable assumed from wholly-owned tax consolidation entities | - | - | **12,428** |
| Dividend revenue | | | |
| Received from subsidiaries | - | - | **46,600** |
| Management fee | | | |
| Received from subsidiaries | - | - | **1,017** |
| Superannuation contributions | | | |
| Contributions to superannuation funds on behalf of employees | **18,437** | 5,810 | - |

### (e) Outstanding balances arising from transactions with related entities
The following balances are outstanding at the reporting date in relation to transactions with related parties:

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Current receivables (tax funding agreement) | | | |
| Subsidiaries | - | - | **12,428** |
| Current payables (balance of purchase costs of subsidiaries) | | | |
| Director related entities | **12,568** | - | **12,568** |

No provision for doubtful debts have been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

### (f) Loans to from/related parties

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Loans from subsidiaries | | | |
| Beginning of the year | - | - | - |
| Loans advanced | - | - | **390,963** |
| Loan repayments received | - | - | - |
| End of year | - | - | **390,963** |
| Loans to associates | | | |
| Beginning of the year | **8,000** | 6,000 | - |
| Loans advanced | - | 2,000 | - |
| Convertible notes converted to equity | **(8,000)** | - | - |
| End of year | - | 8,000 | - |

No provision for doubtful debts have been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

### (g) Terms and conditions
The terms and conditions of the tax funding agreement are set out in note 7.
Loans from subsidiaries bear interest at commercial rates.
All other transactions were made on normal commercial terms and conditions and at market rates.

# 33 SEGMENT REPORTING

## Geographical segments

The major geographical areas of operation are as follows:

- Australia – comprising Australia and Papua New Guinea
- North America – comprising the United States of America and Canada
- New Zealand
- Europe – comprising United Kingdom, Sweden, Holland and Denmark

## Business segments

The consolidated entity operates predominantly in the secondary metal recycling industry. Its core business involves:

- Ferrous secondary recycling – comprising the collection, processing and trading of iron and steel secondary raw material.
- Non-ferrous secondary recycling – comprising the collection, processing and trading of other metal alloys and residues, principally aluminium, lead, copper, zinc and nickel bearing materials.
- Secondary processing – comprising value added processes involving the melting, refining and ingoting of certain non-ferrous metals, the production of extruded products and the reclamation and reprocessing of plastics.
- Recycling solutions – comprising the provision of environmentally responsible solutions to the disposal of post consumer products. It offers fee for service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators, electrical and electronic equipment, and tyres.

## Primary reporting – geographical segments

| | 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Australia $'000 | North America $'000 | New Zealand $'000 | Europe $'000 | Inter-segment eliminations/ unallocated $'000 | Consolidated $'000 |
| Sales to external customers (note (a)) | **1,145,667** | **1,735,204** | **79,033** | **792,503** | **-** | **3,752,407** |
| Intersegment sales (note (b)) | **1,273** | **-** | **-** | **-** | **(1,273)** | **-** |
| Total sales revenue | **1,146,940** | **1,735,204** | **79,033** | **792,503** | **(1,273)** | **3,752,407** |
| Share of net profits of associates | **1,350** | **1,524** | **-** | **-** | **-** | **2,874** |
| Other revenue/income | **931** | **1,106** | **65** | **-** | **-** | **2,102** |
| **Total segment revenue/income** | **1,149,221** | **1,737,834** | **79,098** | **792,503** | **(1,273)** | **3,757,383** |
| Segment result | **109,276** | **114,706** | **10,796** | **50,821** | **-** | **285,599** |
| Unallocated revenue less unallocated expenses | | | | | | **-** |
| Profit before income tax | | | | | | **285,599** |
| Income tax expense | | | | | | **(88,953)** |
| **Profit for the year** | | | | | | **196,646** |
| **Segment and Total Assets** | **376,408** | **1,126,863** | **26,092** | **408,476** | **-** | **1,937,839** |
| **Segment and Total Liabilities** | **162,920** | **366,795** | **12,763** | **198,576** | **-** | **741,054** |
| Investment in associates | **9,549** | **11,730** | **482** | **-** | **-** | **21,761** |
| Acquisitions of property, plant and equipment, intangibles and other non-current segment assets | **26,587** | **240,792** | **833** | **13,285** | **-** | **281,497** |
| Depreciation and amortisation expense | **12,497** | **14,397** | **1,336** | **13,275** | **-** | **41,505** |
| Impairment of goodwill | **-** | **-** | **-** | **-** | **-** | **-** |
| Impairment of trade receivables | **253** | **-** | **37** | **696** | **-** | **986** |
| Other non-cash expenses | **10,820** | **10,476** | **230** | **1,823** | **-** | **23,349** |



## 33 SEGMENT REPORTING (CONTINUED)

**Primary reporting – geographical segments** (continued)

| | 2005 | | | | | |
|---|---|---|---|---|---|---|
| | Australia $'000 | North America $'000 | New Zealand $'000 | Europe $'000 | Inter-segment eliminations/ unallocated $'000 | Consolidated $'000 |
| Sales to external customers (note (a)) | 1,157,628 | 582,956 | 83,839 | 740,624 | - | 2,565,047 |
| Intersegment sales (note (b)) | 579 | - | - | - | (579) | - |
| Total sales revenue | 1,158,207 | 582,956 | 83,839 | 740,624 | (579) | 2,565,047 |
| Share of net profits of associates | 344 | 2,282 | - | - | - | 2,626 |
| Other revenue/income | 312 | 178 | 66 | - | - | 556 |
| **Total segment revenue** | 1,158,863 | 585,416 | 83,905 | 740,624 | (579) | 2,568,229 |
| Segment result | 105,067 | 99,540 | 14,054 | 65,586 | - | 284,247 |
| Unallocated revenue less unallocated expenses | | | | | | - |
| Profit before income tax | | | | | | 284,247 |
| Income tax expense | | | | | | (87,216) |
| **Profit for the year** | | | | | | 197,031 |
| **Segment and Total Assets** | 365,268 | 178,697 | 23,276 | 331,088 | - | 898,329 |
| **Segment and Total Liabilities** | 179,230 | 15,740 | 14,148 | 171,755 | - | 380,873 |
| Investment in associates | 627 | 9,130 | 515 | - | - | 10,272 |
| Acquisitions of property, plant and equipment, intangibles and other non-current segment assets | 26,895 | 15,452 | 1,390 | 38,351 | - | 82,088 |
| Depreciation and amortisation expense | 11,675 | 7,549 | 1,259 | 12,301 | - | 32,784 |
| Impairment of goodwill | - | - | - | - | - | - |
| Impairment of inventories | 2,794 | 863 | 216 | - | - | 3,873 |
| Impairment of trade receivables | 1,617 | - | 1 | 12 | - | 1,630 |
| Other non-cash expenses | 12,381 | 1,468 | 217 | (1,031) | - | 13,035 |

Note (a) Sales to external customers
The segment reporting above is based on geographical location of assets and revenues as reported by the segment recording the sale. An analysis of revenues allocated by the geographical location of external customers is set out below.

| | **2006 $'000** | 2005 $'000 |
|---|---|---|
| Australia | **459,239** | 576,122 |
| New Zealand | **42,650** | 46,667 |
| North America | **528,746** | 243,803 |
| Europe | **816,264** | 564,289 |
| Asia including China, Malaysia, India etc | **1,848,080** | 1,134,166 |
| Middle East | **57,428** | - |
| | **3,752,407** | 2,565,047 |





## 33 SEGMENT REPORTING (CONTINUED)

**Primary reporting – geographical segments** (continued)

Note (b) Intersegment sales

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an "arm's-length basis" and are eliminated on consolidation.

**Secondary reporting – business segments**

| | Segment revenues from sales to external customers | | Segment Assets | | Acquisitions of property, plant and equipment, intangibles and other non-current segment assets | |
|---|---|---|---|---|---|---|
| | **2006 $'000** | 2005 $'000 | **2006 $'000** | 2005 $'000 | **2006 $'000** | 2005 $'000 |
| Ferrous metal recycling | **2,259,112** | 1,598,441 | **1,124,108** | 520,483 | **199,398** | 58,147 |
| Non-ferrous metal recycling | **1,082,681** | 625,532 | **338,725** | 156,836 | **29,146** | 8,499 |
| Secondary processing | **240,034** | 239,058 | **181,572** | 84,071 | **10,327** | 3,012 |
| Recycling Solutions | **170,580** | 102,016 | **293,434** | 136,939 | **42,626** | 12,430 |
| | **3,752,407** | 2,565,047 | **1,937,839** | 898,329 | **281,497** | 82,088 |

## 34 EARNINGS PER SHARE

| | Consolidated | |
|---|---|---|
| | **2006** | 2005 |
| | **Cents Per share** | |
| Basic earnings per share | **174.2** | 216.3 |
| Diluted earnings per share | **173.7** | 216.1 |
| | **$'000** | $'000 |
| Earnings used in calculating basic and diluted earnings per share | **196,646** | 197,031 |

| | Number of Shares | |
|---|---|---|
| Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share | **112,856,555** | 91,086,086 |
| Adjustments for calculation of diluted earnings per share | | |
| Options, including ordinary shares issued under the Sims Group Employee Share Scheme deemed to be options for accounting purposes | **336,281** | 93,519 |
| Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share | **113,192,836** | 91,179,605 |
| The weighted average number of converted potential ordinary shares included in the calculation of diluted earnings per share amounted to | **192,321** | - |

## 35 CASH FLOW INFORMATION

**(i) Reconciliation of cash**

Cash at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows:

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Cash at bank and on hand | **10,637** | 1,567 | - |
| Short term deposits | **5,163** | 44,441 | - |
| **Cash and cash equivalents** | **15,800** | 46,008 | - |

Details of interest rates and fair values are set out in note 38.

**(ii) Reconciliation of profit after income tax expense to net cash inflow from operating activities**

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Profit for the year | **196,646** | 197,031 | **46,422** |
| Depreciation and amortisation of property, plant and equipment | **41,505** | 32,784 | - |
| Net loss/(profit) on disposal of non-current assets | **705** | (2,794) | - |
| Write-down of assets in a joint venture | - | 2,043 | - |
| Revaluation losses reversed in the profit and loss | **(1,188)** | (1,917) | - |
| Non-cash employee benefits expense | **2,524** | - | - |
| Share of profits of associates not received as dividends | **(2,874)** | (2,626) | - |
| Dividend re-investment plan | - | - | - |
| Change in operating assets and liabilities, net of effects of acquisitions and disposals of entities: | | | |
| (Increase)/decrease in trade and other debtors | **4,186** | (9,940) | **(12,428)** |
| (Increase)/decrease in inventories | **(104,137)** | 8 | - |
| (Increase)/decrease in prepayments | **8,538** | (962) | - |
| Increase in provisions | **(10,593)** | 1,524 | - |
| Increase in income tax payable | **(9,284)** | 4,090 | **12,352** |
| Increase in deferred taxes | **5,102** | 2,348 | - |
| Increase/(decrease) in accounts payable and other creditors | **77,441** | (28,782) | **(15,383)** |
| **Net cash inflow from operating activities** | **208,571** | 192,807 | **30,963** |

| | Consolidated | | Parent entity |
|---|---|---|---|
| | **2006 $'000** | 2005 $'000 | **2006 $'000** |

# 36 NON-CASH INVESTING AND FINANCING ACTIVITIES

| | | | |
|---|---|---|---|
| **Acquisition of subsidiaries** | **543,117** | - | **2,494,616** |
| On 31 October 2005 Sims Group Limited acquired substantially all of the recycling operations of Hugo Neu Corporation for $587.6 million. The consideration given comprised 32,137,071 ordinary shares in Sims Group Limited with a fair value of $543.1m and the balance paid/payable in cash. The non-cash acquisition amounts in the parent company also include shares exchanged for 100% of the shares in Sims Group Australia Holdings Limited as a consequence of the group restructure as described in note 1(a) and note 29 ($1,542.6m), an intra-group funding of $377.0m in respect of its acquisition of Sims Group UK Holdings Limited from Sims Group Australia Holdings Limited and an intra-group funding of $44.4m of the balance of the acquisition consideration for the former Hugo Neu operations. | | | |
| **Acquisition of Landfill Management Services** | **8,000** | - | - |
| On 1 January 2006 Sims Group Australia Holdings Limited acquired an additional 25% interest in an associated company, Landfill Management Services Pty Limited, on the conversion to shares of $8.0m convertible notes held in the associated company. | | | |
| **Dividend payment** | **15,017** | - | **15,017** |
| Dividend settled by issue of shares under the dividend reinvestment plan. | | | |

# 37 DERIVATIVE FINANCIAL INSTRUMENTS

| | | | |
|---|---|---|---|
| **Current assets** | | | |
| Forward foreign exchange contracts - cash flow hedges | **882** | - | - |
| Commodity - cash flow hedges | **21** | - | - |
| | **903** | - | - |
| **Current liabilities** | | | |
| Forward foreign exchange contracts - cash flow hedges | **69** | - | - |
| Commodity - cash flow hedges | **1,194** | - | - |
| | **1,263** | - | - |

## (a) Transition to AASB 132 and AASB 139

The Group has taken the exemption available under AASB 1 *First Time Adoption of Australian Equivalents to International Reporting Standards* to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. At the date of transition to these standards, 1 July 2005, a net adjustment for the Group of $455,000 decrease in net assets was recognised representing a reclassification of foreign currency cash flow losses of $650,000 from deferred expenses to equity and the recognition of a deferred tax asset relating to these losses of $195,000 which was credited to equity.

## (b) Instruments used by the Group

The Group is party to derivative financial instruments in the normal course of business in order to hedge exposure to currency fluctuations in foreign exchange rates and commodity prices in accordance with the Group's financial risk management policies.

## 37 DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

**(b) Instruments used by the Group** (continued)

***(i) Forward exchange contracts – cash flow hedges***
The consolidated entity enters into forward foreign exchange contracts to buy and sell specific amounts of various foreign currencies in the future at pre-determined exchange rates. The contracts are entered into to hedge contracted purchase and sale commitments denominated in foreign currencies.

These contracts are hedging highly probable forecasted transactions for the ensuring financial year. The contracts are timed to mature when monies from the forecasted sales of scrap metal are scheduled to be received or when payment for purchases is scheduled to be made.

The cash flows are expected to occur at various dates up to one year from the balance date. At balance date, the details of the outstanding contracts are:

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Buy AUD, Sell USD<br>Up to 12 months - at rates averaging AUD to USD<br>2006: 0.7350 (2005: 0.7591) | **47,617** | 21,076 | - |
| Buy NZD, Sell USD<br>Up to 12 months - at rates averaging NZD to USD<br>2006: 0.6032 (2005: 0.6961) | **9,543** | 2,637 | - |
| Buy EUR, Sell USD<br>Up to 12 months - at rates averaging EUR to USD<br>2006: 1.2797 (2005: 1.2238) | **434** | 1,425 | - |
| Buy NZD, Sell AUD<br>Up to 12 months - at rates averaging AUD to NZD<br>2006: Nil (2005: 1.0721) | - | 2,798 | - |
| Buy GBP, Sell USD<br>Up to 12 months - at rates averaging GBP to USD<br>2006: 1.8338 (2005: 1.8414) | **71,488** | 51,322 | - |
| Buy GBP, Sell EUR<br>Up to 12 months - at rates averaging GBP to EUR<br>2006: 1.4544 (2005: 1.4555) | **33,019** | 10,652 | - |
| Buy USD, Sell GBP<br>Up to 12 months - at rates averaging GBP to USD<br>2006: 1.8131 (2005: 1.8139) | **3,227** | 4,329 | - |
| Buy EUR, Sell GBP<br>Up to 12 months - at rates averaging GBP to EUR<br>2006: 1.4514 (2005: 1.4618) | **716** | 705 | - |
| Buy SEK, Sell USD<br>Up to 12 months - at rates averaging USD to SEK<br>2006: 0.1376 (2005: Nil) | **79** | - | - |





## 37 DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)

### (b) Instruments used by the Group (continued)

***(ii) Forward commodity contracts - cash flow hedges***

The consolidated entity enters into forward commodity contracts to buy and sell specific amounts of various metal commodities in the future at pre-determined rates. The commodity contracts are entered into to hedge contracted purchase and sale of metal commodity commitments denominated in foreign currencies.

The settlement dates, dollar amounts to be received and contractual exchange rates of the consolidated entity's outstanding commodity contracts at balance date are:

| | Consolidated | | Parent entity |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| | **$'000** | $'000 | **$'000** |
| Buy 25 metric tonnes LME Copper Grade A<br>Up to 12 months - at rates averaging US$6,700 per metric tonne (2005: Nil) | **225** | - | - |
| Sell 150 metric tonnes LME Copper Grade A<br>Up to 12 months - at rates averaging US$6,690 per metric tonne (2005: Nil) | **1,351** | - | - |
| Sell 240 metric tonnes LME Nickel<br>Up to 12 months - at rates averaging US$18,250 per metric tonne (2005: Nil) | **5,895** | - | - |
| **(c) Credit risk exposures**<br>Credit risk arises from the potential failure of counterparties to meet their obligations under the respective contracts at maturity. It arises from amounts receivable from unrealised gains on derivative financial instruments. | | | |
| Receivable recognised at balance date from forward foreign currency and commodity contracts for the year ended 30 June 2006 | **903** | - | - |



## 38 INTEREST AND CREDIT RISK EXPOSURES AND FAIR VALUES OF FINANCIAL ASSETS AND LIABILITIES

### *(a) Interest rate risk exposures*

The consolidated entity's exposure to interest rate risk arises predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity. The effective weighted average interest rate for each class of financial assets and financial liabilities is as follows.

| | | | | Fixed interest maturing in: | | | | |
|---|---|---|---|---|---|---|---|---|
| **2006** | Note | Weighted average interest rate | Floating interest rate $'000 | 1 year or less $'000 | Over 1 to 5 years $'000 | More than 5 years $'000 | Non-interest bearing $'000 | Total $'000 |
| **Financial assets** | | | | | | | | |
| Cash and deposits | 35 | **4.3%** | **15,800** | - | - | - | - | **15,800** |
| Receivables - current | 8 | - | - | - | - | - | **356,019** | **356,019** |
| Receivables - non-current | 8 | - | - | - | - | - | - | - |
| | | | **15,800** | - | - | - | **356,019** | **371,819** |
| **Financial liabilities** | | | | | | | | |
| Payables - current | 15 | - | - | - | - | - | **341,752** | **341,752** |
| Payables - non-current | 15 | - | - | - | - | - | - | - |
| Bank overdrafts and loans | 16 | **5.8%** | **301,459** | - | - | - | - | **301,459** |
| | | | **301,459** | - | - | - | **341,752** | **643,211** |

| | | | | Fixed interest maturing in: | | | | |
|---|---|---|---|---|---|---|---|---|
| **2005** | Note | Weighted average interest rate | Floating interest rate $'000 | 1 year or less $'000 | Over 1 to 5 years $'000 | More than 5 years $'000 | Non-interest bearing $'000 | Total $'000 |
| **Financial assets** | | | | | | | | |
| Cash and deposits | 35 | 2.2% | 46,008 | - | - | - | - | 46,008 |
| Receivables - current | 8 | - | - | - | - | - | 214,194 | 214,194 |
| Receivables - non-current | 8 | - | - | - | - | - | 5,794 | 5,794 |
| | | | 46,008 | - | - | - | 219,988 | 265,996 |
| **Financial liabilities** | | | | | | | | |
| Payables - current | 15 | - | - | - | - | - | 182,469 | 182,469 |
| Payables - non-current | 15 | - | - | - | - | - | - | - |
| Bank overdrafts and loans | 16 | 5.0% | 98,946 | - | - | - | - | 98,946 |
| | | | 98,946 | - | - | - | 182,469 | 281,415 |

### *(b) Credit risk*

There is no concentration of credit risk with respect to current and non-current receivables, as the Group has a large number of customers, internationally dispersed. Refer note 2 for more information on the risk management of the Group. The maximum credit risk is set out in the table above.

### *(c) Fair values*

The fair value of financial assets and liabilities of the consolidated entity which have been recognised on the balance sheet, is represented by their carrying amounts.

# 39 EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRSs

**(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)**

**(A) At the date of transition to AIFRS: 1 July 2004**

| | | Consolidated | | | Parent entity | | |
|---|---|---|---|---|---|---|---|
| | Notes | Previous AGAAP $'000 | Effect of transition to AIFRS $'000 | AIFRS $'000 | Previous AGAAP $'000 | Effect of transition to AIFRS $'000 | AIFRS $'000 |
| **ASSETS** | | | | | | | |
| **Current assets** | | | | | | | |
| Cash and cash equivalents | | 20,107 | - | 20,107 | - | - | - |
| Receivables | | 182,397 | 8,489 | 190,886 | - | - | - |
| Inventories | | 147,676 | - | 147,676 | - | - | - |
| Other - reclassified to receivables | | 8,489 | (8,489) | - | - | - | - |
| Derivative financial instruments | | - | - | - | - | - | - |
| **Total current assets** | | 358,669 | - | 358,669 | - | - | - |
| **Non-current assets** | | | | | | | |
| Receivables | | 5,908 | - | 5,908 | - | - | - |
| Investments accounted for using the equity method | | 7,821 | - | 7,821 | - | - | - |
| Other financial assets | | - | - | - | - | - | - |
| Property, plant and equipment | | 261,755 | - | 261,755 | - | - | - |
| Deferred tax assets | *(g)* | 13,645 | 5,308 | 18,953 | - | - | - |
| Intangible assets | | 73,360 | - | 73,360 | - | - | - |
| **Total non-current assets** | | 362,489 | 5,308 | 367,797 | - | - | - |
| **Total assets** | | 721,158 | 5,308 | 726,466 | - | - | - |
| **LIABILITIES** | | | | | | | |
| **Current liabilities** | | | | | | | |
| Payables | | 179,475 | - | 179,475 | - | - | - |
| Interest bearing liabilities | | 1,100 | - | 1,100 | - | - | - |
| Derivative financial instruments | | - | - | - | - | - | - |
| Current tax liabilities | | 26,924 | - | 26,924 | - | - | - |
| Provisions | | 10,128 | - | 10,128 | - | - | - |
| **Total current liabilities** | | 217,627 | - | 217,627 | - | - | - |
| **Non-current liabilities** | | | | | | | |
| Interest bearing liabilities | | 36,950 | - | 36,950 | - | - | - |
| Deferred tax liabilities | | 6,277 | - | 6,277 | | - | - |
| Provisions | | 11,736 | - | 11,736 | - | - | - |
| Retirement benefit obligations | *(d)* | - | 13,099 | 13,099 | - | - | - |
| **Total non-current liabilities** | | 54,963 | 13,099 | 68,062 | - | - | - |
| **Total liabilities** | | 272,590 | 13,099 | 285,689 | - | - | - |
| **Net assets** | | 448,568 | (7,791) | 440,777 | - | - | - |
| **EQUITY** | | | | | | | |
| Contributed equity | | 220,665 | - | 220,665 | - | - | - |
| Reserves | *(c)* | 17,620 | 10,359 | 27,979 | - | - | - |
| Retained profits | *(h)* | 210,283 | (18,150) | 192,133 | - | - | - |
| **Total equity** | | 448,568 | (7,791) | 440,777 | - | - | - |

## 39 EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRSs
(CONTINUED)

**1 Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)**

**(B) At the end of the last reporting period under previous AGAAP: 30 June 2005**

| | | Consolidated | | | Parent entity | | |
|---|---|---|---|---|---|---|---|
| | Notes | Previous AGAAP $'000 | Effect of transition to AIFRS $'000 | AIFRS $'000 | Previous AGAAP $'000 | Effect of transition to AIFRS $'000 | AIFRS $'000 |
| **ASSETS** | | | | | | | |
| **Current assets** | | | | | | | |
| Cash and cash equivalents | | 46,008 | - | 46,008 | - | - | - |
| Receivables | | 202,694 | 11,500 | 214,194 | - | - | - |
| Inventories | | 150,956 | - | 150,956 | - | - | - |
| Other - reclassified to receivables | | 11,500 | (11,500) | - | - | - | - |
| Derivative financial instruments | | - | - | - | - | - | - |
| **Total current assets** | | 411,158 | - | 411,158 | - | - | - |
| **Non-current assets** | | | | | | | |
| Receivables | | 5,794 | - | 5,794 | - | - | - |
| Investments accounted for using the equity method | | 10,272 | - | 10,272 | - | - | - |
| Other financial assets | | - | - | - | - | - | - |
| Property, plant and equipment | | 337,687 | - | 337,687 | - | - | - |
| Deferred tax assets | *(g)* | 15,046 | 8,370 | 23,416 | - | - | - |
| Intangible assets | *(b),(c),(d)* | 99,781 | 10,221 | 110,002 | - | - | - |
| **Total non-current assets** | | 468,580 | 18,591 | 487,171 | - | - | - |
| **Total assets** | | 879,738 | 18,591 | 898,329 | - | - | - |
| **LIABILITIES** | | | | | | | |
| **Current liabilities** | | | | | | | |
| Payables | | 182,469 | - | 182,469 | - | - | - |
| Interest bearing liabilities | | - | - | - | - | - | - |
| Derivative financial instruments | | - | - | - | - | - | - |
| Current tax liabilities | | 31,627 | - | 31,627 | - | - | - |
| Provisions | | 15,476 | - | 15,476 | - | - | - |
| **Total current liabilities** | | 229,572 | - | 229,572 | - | - | - |
| **Non-current liabilities** | | | | | | | |
| Interest bearing liabilities | | 98,946 | - | 98,946 | - | - | - |
| Deferred tax liabilities | (g) | 6,127 | 14,407 | 20,534 | - | - | - |
| Provisions | | 9,628 | - | 9,628 | - | - | - |
| Retirement benefit obligations | (d) | - | 22,193 | 22,193 | - | - | - |
| **Total non-current liabilities** | | 114,701 | 36,600 | 151,301 | - | - | - |
| **Total liabilities** | | 344,273 | 36,600 | 380,873 | - | - | - |
| **Net assets** | | 535,465 | (18,009) | 517,456 | - | - | - |
| **EQUITY** | | | | | | | |
| Contributed equity | | 220,665 | - | 220,665 | - | - | - |
| Reserves | *(c),(d)* | 35,065 | (9,026) | 26,039 | - | - | - |
| Retained profits | *(h)* | 279,735 | (8,983) | 270,752 | - | - | - |
| **Total equity** | | 535,465 | (18,009) | 517,456 | - | - | - |





## 39 EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRSs

(CONTINUED)

**(2) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRSs (AIFRS)**

**Reconciliation of profit for the year ended 30 June 2005**

| | | **Consolidated** | | | **Parent entity** | | |
|---|---|---|---|---|---|---|---|
| | **Notes** | **Previous AGAAP $'000** | **Effect of transition to AIFRS $'000** | **AIFRS $'000** | **Previous AGAAP $'000** | **Effect of transition to AIFRS $'000** | **AIFRS $'000** |
| **Revenue** | *(a)* | 2,570,202 | (4,599) | 2,565,603 | - | - | - |
| Other income | *(a), (c)* | - | 5,243 | 5,243 | - | - | - |
| Raw materials and finished goods included in cost of sales | | (1,625,441) | - | (1,625,441) | - | - | - |
| Freight expense | | (249,701) | - | (249,701) | - | - | - |
| Employee benefits expense | *(d)* | (193,240) | 1,634 | (191,606) | - | - | - |
| Depreciation and amortisation expense | | (32,784) | - | (32,784) | - | - | - |
| Amortisation of intangibles | *(b)* | (5,976) | 5,976 | - | - | - | - |
| Repairs and maintenance expense | | (64,862) | - | (64,862) | - | - | - |
| Other expenses from ordinary activities | *(a)* | (120,270) | 1,273 | (118,997) | - | - | - |
| Borrowing costs expense | | (5,834) | - | (5,834) | - | - | - |
| Share of net profit of associates accounted for using the equity method | | 2,626 | - | 2,626 | - | - | - |
| **Profit before income tax** | | 274,720 | 9,527 | 284,247 | - | - | - |
| Income tax expense | *(d)* | (86,856) | (360) | (87,216) | - | - | - |
| **Profit attributable to members of Sims Group Limited** | | 187,864 | 9,167 | 197,031 | - | - | - |

| | **Cents** | **Cents** |
|---|---|---|
| Basic earnings per share | 206.3 | 216.3 |
| Diluted earnings per share | 206.0 | 216.1 |

**(3) Adjustments on transition to AASB132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement:* 1 July 2005**

Details of the adjustments made on transition are set out in note 39(4)(e).

## 39 EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRSs

(CONTINUED)

**(4) Notes to the reconciliations**

***(a) Revenue and other income disclosures in relation to the sale of non-current assets, insurance proceeds and net foreign currency gains***

Under AFIRS, the income recognised in relation to the sale of non-current assets is the net gain on the sale. This is in contrast to the current Australian GAAP treatment under which the gross proceeds from the sale are recognised as revenue, and the carrying amount of the asset sold is recognised as an expense. Insurance proceeds previously included in revenue have been reclassified as other income and net foreign currency gains have been reclassified to other income from other expenses from operating activities. The effect of this is:

*(i) At 1 July 2004*

For the Group there is no effect.

*(ii) At 30 June 2005*

For the Group there is no effect.

*(iii) For the year ended 30 June 2005*

For the Group there has been a decrease of $4.081m in revenue, a decrease in the carrying amount of non-current assets sold disclosed as an expense in the income statement of $1.287m and an increase in other income of $2.794m relating to asset sales. For the Group there has been a decrease of $0.518m in revenue relating to insurance proceeds and an increase in other income of $0.518m. For the Group there has been an increase of $0.014m in other income relating to foreign currency exchange gains and an increase on other expenses of $0.014m.

***(b) Intangible assets - goodwill***

Under AASB 3 *Business Combinations*, amortisation of goodwill is prohibited, and is replaced by annual impairment testing focusing on the cash flows of the related cash generating unit. This has resulted in a change to the current accounting policy, under which goodwill is amortised on a straight line basis over the period. The effect of this is:

*(i) At 1 July 2004*

For the Group there is no effect.

*(ii) At 30 June 2005*

For the Group there has been an increase in intangible assets of $5.976m and an increase in retained profits of $5.976m.

*(iii) For the year ended 30 June 2005*

For the Group amortisation expense has decreased by $5.976m with no associated income tax expense effect.

***(c) Property, Plant and Equipment***

On applying the fair value approach under AASB 116 Property, Plant and Equipment, an item of property, plant and equipment whose fair value can be measured reliably shall be carried at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Revaluations shall be made with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the reporting date.

If an asset's carrying amount is increased as a result of a revaluation, the increase shall be credited directly to equity under the heading of revaluation reserve. However, the increase shall be recognised in profit or loss to the extent that it reverses a revaluation decrease of the same asset previously recognised in profit or loss.

If an asset's carrying amount is decreased as a result of a revaluation, the decrease shall be recognised in profit or loss. However, the decrease shall be debited directly to equity under the heading of revaluation reserve to the extent of any credit balance existing in the revaluation reserve in respect of that asset.

This has resulted in a change to the previous accounting policy, under which any devaluation of an item of property plant and equipment would be off-set against a revaluation of assets in the same class. The effect of this is:

*(i) At 1 July 2004*

For the Group there has been an increase in the asset revaluation reserve of $10.359m, an increase in deferred tax assets of $1.378m, a decrease in retained earnings after income tax of $8.981m being the total write-down of assets for which there was no corresponding asset revaluation reserve.





## 39 EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRSs

(CONTINUED)

**(4) Notes to the reconciliations** (continued)

***(c) Property, Plant and Equipment*** (continued)

*(ii) At 30 June 2005*

For the Group there has been a decrease in the asset revaluation reserve of $4.892m, an increase in deferred tax liabilities of $14.407m, an increase in deferred tax assets of $1,378m, and an increase in goodwill of $1.073m. There was also a decrease in retained earnings after income tax of $7.064m being the total write-down of assets for which there was no corresponding asset revaluation reserve.

*(iii) For the year ended 30 June 2005*

For the Group there has been a increase of $1.917m in other income from ordinary activities relating to the reversal of revaluation losses previously charged to the profit and loss account and a corresponding decrease in the revaluation reserve.

***(d) Retirement benefit obligations***

Sims Group Limited is the sponsor of a number of superannuation plans with a defined benefit section and a defined contribution section. Under previous AGAAP, cumulative actuarial gains and losses on the defined benefit section were not recognised on the balance sheet. At the date of transition a liability is recognised in the provision for employee benefits. It is measured as the difference between the present value of the employees' accrued benefits at that date and the net market value of the superannuation fund's assets at that date. The effect of this is:

*(i) At 1 July 2004*

For the Group there has been an increase in retirement benefit obligations of $13.099m, an increase in deferred tax assets of $3.930m and a decrease in retained earnings of $9.169m.

*(ii) At 30 June 2005*

For the Group there has been an increase in retirement benefit obligations of $22.193m, an increase in deferred tax assets of $6.992m, an increase in goodwill of $3.172m an decrease in defined benefit fund reserve of $5.117m, an increase in foreign currency exchange reserves of $0.983m and a decrease in retained earnings of $7.895m.

*(iii) For the year ended 30 June 2005*

The employee benefits expense for the year has decreased by $1.634m and tax expense increased by $0.360m.

***(e) Financial instruments***

The group has taken advantage of the exemption available under AASB 1 to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* only from 1 July 2005. This allows the group to apply previous Australian GAAP to the comparative information of financial instruments within the scope of AASB 132 and AASB 139 for the 30 June 2006 financial report.

As a result of the application of the exemption referred to above, there would have been no adjustment to classification or measurement of cash flow hedges from the application of AIFRS during the year ended 30 June 2005. Changes in classification and measurement is recognised from 1 July 2005 as a result of the exemption. An adjustment of $0.455m was charged to reserves being the net of tax effect of recognising the fair value of derivatives at 1 July 2005.

***(f) Equity-based Compensation Benefits***

Under AASB 2 *Share-based Payment*, from 1 July 2004 the group is required to recognise an expense for options that were issued to employees after 7 November 2002 but which had not vested by 1 January 2005.

This has resulted in a change to the previous AGAAP accounting policy under which no expense was recognised for equity-based compensation.

If the policy required by AASB 2 had been applied during the year ended 30 June 2005, there would have been no effect on the financial statements as no options were issued to any employee after 7 November 2002.

***(g) Deferred Tax Asset/Liability***

Under previous AGAAP income tax expense was calculated by reference to the accounting profit after allowing for permanent differences. Deferred tax was not recognised in relation to amounts recognised directly in equity. The adoption of AIFRS has resulted in a change in accounting policy. The application of AASB 112 Income Taxes has resulted in the recognition of deferred tax liabilities on revaluations of non-current assets and actuarial gains and losses on retirement benefit obligations taken direct to the defined benefits fund reserve.

## 39 EXPLANATION OF TRANSITION TO AUSTRALIAN EQUIVALENTS TO IFRSs

(CONTINUED)

**(4) Notes to the reconciliations** (continued)

***(g) Deferred Tax Asset/Liability*** (continued)

*(i) At 1 July 2004 and at 30 June 2005*

The effects on the deferred tax asset/liability of the adoption of AIFRS are as follows:

| | Notes | Consolidated 30 June 2005 $'000 | Consolidated 1 July 2004 $'000 | Parent entity 30 June 2005 $'000 | Parent entity 1 July 2004 $'000 |
|---|---|---|---|---|---|
| Revaluation of non-depreciable assets | (c) | **14,407** | - | - | - |
| Increase in deferred tax liability | | **14,407** | - | - | - |
| Revaluation of non-depreciable assets | (c) | **1,378** | 1,378 | - | - |
| Retirement benefit obligations | (d) | **6,992** | 3,930 | - | - |
| Increase in deferred tax assets | | **8,370** | 5,308 | - | - |
| ***(h) Retained earnings*** | | | | | |
| The effect on retained earnings of the changes set out above are as follows: | | | | | |
| Goodwill amortisation reversed | (b) | **5,976** | - | - | - |
| Asset revaluation losses transferred to retained earnings (net of tax) | (c) | **(8,981)** | (8,981) | - | - |
| Reversal of asset revaluation losses previously charged to profit and loss | (c) | **1,917** | - | - | - |
| Retirement benefit obligations | (d) | **(7,895)** | (9,169) | - | - |
| Total adjustment | | **(8,983)** | (18,150) | - | - |

## 40 CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

**Critical accounting estimates and assumptions**

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

***Estimated impairment of goodwill***

The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 1(s). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions. Refer to note 14 for details of these assumptions and the potential impact of changes to these assumptions.

# 41 NEW ACCOUNTING STANDARDS AND URGENT ISSUES GROUP (UIG) INTERPRETATIONS

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June 2006 reporting periods. These are considered to have nil or minimal impact when applied by the Group.

The following is a list of accounting standards (AASB) and UIGs issued but not yet effective.

**AASB**

AASB 7 – Financial Instruments: Disclosures – This Standard applies to annual reporting periods beginning on or after 1 January 2007.

AASB 2004-3 – Amendments to Australian Accounting Standards – When an entity early adopts AASB 119 as issued in December 2004 for annual reporting periods beginning on or after 1 January 2005, this Standard is also applied for that earlier period.

AASB 2005-3 – Amendments to Australian Accounting Standards [AASB 119] – This Standard makes amendments to AASB 119 Employee Benefits (issued in July 2004) and AASB 119 Employee Benefits (revised in December 2004).

AASB 2005-4 – Amendments to Australian Accounting Standards [AASB 139, AASB 132, AASB 1, AASB 1023 & AASB 1038] – This Standard applies to annual reporting periods beginning on or after 1 January 2006.

AASB 2005-5 – Amendments to Australian Accounting Standards [AASB 1 & AASB 139] – This Standard applies to annual reporting periods beginning on or after 1 January 2006.

AASB 2005-6 – Amendments to Australian Accounting Standards [AASB 3] – This Standard applies to annual reporting periods beginning on or after 1 January 2006.

AASB 2005-10 – Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038] – This Standard applies to annual reporting periods beginning on or after 1 January 2007.

**UIG**

Interpretation 4 - Determining Whether an Arrangement Contains a Lease. This Interpretation applies to annual reporting periods beginning on or after 1 January 2006.

Interpretation 5 - Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds. This Interpretation applies to annual reporting periods beginning on or after 1 January 2006.

UIG Interpretation 6 - Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment. This Interpretation applies to annual reporting periods beginning on or after 1 December 2005.

# DIRECTORS' DECLARATION

In the directors' opinion:

(a) The financial statements and notes set out on pages 37 to 97 are in accordance with the *Corporations Act 2001*, including:

  (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

  (ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2006 and of its performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures/tables set out on pages 23 to 34 of the director's report comply with Accounting Standard AASB 124 Related Party Disclosures and the Corporations Regulations 2001; and

(d) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in note 29 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 29.

The directors have been given the declarations by the Group Chief Executive and the Executive Director Group Finance and Strategy required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors.

**Paul Mazoudier**
Chairman

**Jeremy Sutcliffe**
Group Chief Executive

Signed in Sydney, NSW, Australia on 1 September 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

## AUDIT OPINION

In our opinion:

1. the financial report of Sims Group Limited:

   › gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Sims Group Limited and the Sims Group (defined below) as at 30 June 2006, and of their performance for the year ended on that date, and

   › are presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001*; and

2. the remunerations disclosures that are contained on pages 23 to 34 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (ASSB 124) and the *Corporations Regulations 2001*.

This opinion must be read in conjunction with the rest of our audit report.

## SCOPE

### The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statements, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Sims Group Limited (the company) and the Sims Group (the consolidated entity), for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, under the heading "remuneration report" on pages 23 to 34 of the directors' report, as permitted by the *Corporations Regulations 2001*.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

### Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.



We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with ASSB 124 and the *Corporations Regulations 2001*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management

## Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

W H B Seaton
Partner

Sydney
1 September 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

As lead auditor for the audit of Sims Group Limited for the year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Sims Group Limited and the entities it controlled during the period.

W H B Seaton
Partner
PricewaterhouseCoopers

Sydney
1 September 2006

# SHAREHOLDER INFORMATION
as at 11 September 2006



## VOTING RIGHTS

Voting rights attaching to the ordinary shares are, on a show of hands, one vote for every person present as a member, proxy, attorney or representative thereof and upon a poll each share shall have one vote.

## SUBSTANTIAL SHAREHOLDERS

| | Ordinary Shares |
|---|---|
| Hugo Neu Trusts | 32,263,924 |
| M & G Investment Management Limited | 11,335,028 |
| Perpetual Trustees Australia Limited | 10,708,620 |

## DISTRIBUTION OF HOLDINGS

| Range | Holders |
|---|---|
| 1 - 1,000 | 9,566 |
| 1,001 - 5,000 | 9,276 |
| 5,001 - 10,000 | 1,061 |
| 10,001 - 100,000 | 424 |
| 100,001 – and over | 38 |
| Total | 20,365 |

There were 159 holders of less than a marketable parcel of shares.

## STOCK EXCHANGE LISTING

The Company's ordinary shares are quoted on the Australian Stock Exchange.

## ADR FACILITY

The Company has a sponsored American Depositary Receipt (ADR) facility with the Bank of New York. ADRs trade on the over-the-counter market in the USA under cusip number 829160100 with each ADR representing four (4) ordinary shares. Further information and investor enquiries on ADRs should be directed to:

**ADR Depositary**
The Bank of New York
Depositary Receipts Division
101 Barclay Street - 22W, New York, NY 10286 USA.
Telephone: (1 212) 815 2476; Facsimile: (1 212) 571 3050.
Attn: Joanne Wang

## SHAREHOLDER ENQUIRIES

Enquiries from investors regarding their share holdings should be directed to:
Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street, Sydney NSW 2000
Postal Address: GPO Box 7045, Sydney NSW 2001.
Telephone: 1300 855 080; Facsimile:(61 2) 8234 5050



## AUDITOR

PricewaterhouseCoopers
Darling Park Tower 2
201 Sussex Street,
Sydney NSW 1171

## PRINCIPAL BANKER

Commonwealth Bank of Australia
48 Martin Place,
Sydney NSW 2000

## TWENTY LARGEST SHAREHOLDERS

| | | No. of shares | % held |
|---|---|---|---|
| 1 | HUGO NEU CORPORATION C/-RIVER TERMINAL DEVELOPMENT COMPANY | 32,263,924 | 25.89 |
| 2 | J P MORGAN NOMINEES AUSTRALIA LIMITED | 13,468,478 | 10.81 |
| 3 | WESTPAC CUSTODIAN NOMINEES LIMITED | 10,928,058 | 8.77 |
| 4 | NATIONAL NOMINEES LIMITED | 5,233,751 | 4.20 |
| 5 | RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIPOOLED A/C> | 3,841,806 | 3.08 |
| 6 | ANZ NOMINEES LIMITED <CASH INCOME A/C> | 2,022,738 | 1.62 |
| 7 | CITICORP NOMINEES PTY LIMITED | 1,852,636 | 1.49 |
| 8 | COGENT NOMINEES PTY LIMITED | 1,586,355 | 1.27 |
| 9 | UBS NOMINEES PTY LTD | 1,488,892 | 1.19 |
| 10 | AMP LIFE LIMITED | 1,221,840 | 0.98 |
| 11 | COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS> | 843,399 | 0.68 |
| 12 | RBC DEXIA INVESTOR SERVICES AUSTRALIA NOMINEES PTY LIMITED <PIIC A/C> | 520,193 | 0.42 |
| 13 | MILTON CORPORATION LIMITED | 445,000 | 0.36 |
| 14 | ARGO INVESTMENTS LIMITED | 405,000 | 0.32 |
| 15 | UCA GROWTH FUND LIMITED | 400,000 | 0.32 |
| 16 | CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH AUST SHS 11 A/C> | 365,964 | 0.29 |
| 17 | THE AUSTRALIAN NATIONAL UNIVERSITY | 365,000 | 0.29 |
| 18 | CAMROCK (AUSTRALIA) PTY LIMITED | 302,200 | 0.24 |
| 19 | WARBONT NOMINEES PTY LTD <UNPAID ENTREPOT A/C> | 260,286 | 0.21 |
| 20 | UBS WEALTH MANAGEMENT AUSTRALIA NOMINEES PTY LTD | 252,613 | 0.20 |
| | | **78,068,133** | **62.63** |



## 2006 - 2002

| (A$'000s) | 2006 | 2005 | 2004 | 2003 | 2002 |
|---|---|---|---|---|---|
| Total Operating Revenue | 3,754,509 | 2,565,603 | 1,879,465 | 1,609,512 | 1,422,934 |
| Profit Before Interest and Tax | 301,912 | 289,613 | 168,408 | 114,177 | 76,644 |
| Net Interest Expense | (16,313) | (5,366) | (1,846) | (2,199) | (5,436) |
| Tax Expense | (88,953) | (87,216) | (54,059) | (36,936) | (22,649) |
| Operating Profit after Tax | 196,646 | 197,031 | 112,503 | 75,042 | 48,559 |
| Net Cash Flows from Operations | 208,571 | 192,807 | 91,247 | 128,507 | 103,211 |
| Earnings per Share - basic | 174.2¢ | 216.3¢ | 122.6¢ | 82.2¢ | 54.0¢ |
| Dividends per Share | 105.0¢ | 160.0¢ | 86.0¢ | 54.0¢ | 36.0¢ |
| Return on Shareholders' Equity | 16.4% | 38.1% | 25.1% | 18.9% | 14.3% |
| Current Ratio (to 1) | 1.8 | 1.8 | 1.6 | 1.8 | 1.8 |
| Net Debt to Funds Employed (to 1) | 0.24 | 0.10 | 0.04 | (0.22) | 0.06 |
| Net Tangible Asset Backing per Share | $4.68 | $4.22 | $3.97 | $3.57 | $2.83 |

## 2001 - 1997

| (A$'000s) | 2001 | 2000 | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|
| Total Operating Revenue | 1,358,487 | 1,090,095 | 990,626 | 1,394,273 | 1,145,121 |
| Profit Before Interest and Tax | 68,012 | 48,602 | 4,863 | 70,690 | 57,636 |
| Net Interest Expense | (10,954) | (7,080) | (5,982) | (5,725) | (2,305) |
| Tax Expense | (16,193) | (15,367) | (5,276) | (22,490) | (20,443) |
| Operating Profit after Tax | 40,865 | 26,155 | (6,395) | 42,475 | 34,888 |
| Net Cash Flows from Operations | 97,124 | 16,489 | 46,875 | 68,719 | 16,739 |
| Earnings per Share - basic | 46.6¢ | 30.4¢ | (7.6¢) | 51.9¢ | 44.7¢ |
| Dividends per Share | 32.0¢ | 25.0¢ | 20.0¢ | 36.0¢ | 30.0¢ |
| Return on Shareholders' Equity | 13.3% | 9.4% | -2.5% | 15.3% | 15.1% |
| Current Ratio (to 1) | 1.8 | 1.7 | 1.6 | 1.8 | 1.5 |
| Net Debt to Funds Employed (to 1) | 0.24 | 0.34 | 0.13 | 0.25 | 0.14 |
| Net Tangible Asset Backing per Share | $2.45 | $2.11 | $2.48 | $2.60 | $2.57 |





## CORPORATE AND REGISTERED OFFICE

**Sims Group Limited**
Sims Group House
Level 6, 41 McLaren Street,
North Sydney NSW 2060 Australia
(GPO Box 4155, Sydney, NSW 2001)
Tel: (61 2) 9956 9100; Fax: (61 2) 9954 9680
J L Sutcliffe, Group Chief Executive
R B Cunningham, Exec. Director Group Finance & Strategy
S A Bryce, Group General Manager Human Resources
G Evans, Group Financial Controller
F M Moratti, Company Secretary & General Counsel
P S Ricketts, Group General Manager Finance & Admin
S Unkovic, Group General Manager Audit & Compliance

## AUSTRALIA

Sir Joseph Banks Corporate Park
Level 2, 32-34 Lord Street,
Botany NSW 2019 Australia
(PO Box 651, Botany, NSW 1455)
Tel: (61 2) 8113 1600; Fax: (61 2) 8113 1622
D R McGree, Managing Director Australia & New Zealand
R Bonnette, General Manager SA & NT
P Farmer, General Manager Qld & PNG
J Glyde, General Manager Vic & Tas
G Howe, General Manager Operations, Australia & New Zealand
C McGrath, General Manager WA
D S McLean, General Manager Manufacturing
P Netchaef, General Manager Recycling Solutions
K Radhakrishnan, Senior Vice President, Asia – Recycling Solutions
J Whitaker, General Manager NSW

## UNITED STATES OF AMERICA

**Sims Hugo Neu Corporation**
110 Fifth Avenue, Suite 700
New York NY 10011 USA
Tel: (1 212) 604 0710; Fax: (1 212) 604 0722
C R Jansen, Chief Executive Officer
J B Barco, General Manager Operations & Engineering
B S Brandt, Chief Corporate Counsel East
J T Buckland, Senior Vice President
R P Colton, General Manager Southeast
R A Kelman, Senior Vice President & General Manager
S A Miller, Chief Corporate Counsel West
J P Neu, Senior Vice President & General Manager
M A Partridge, Executive Vice President & Chief Financial Officer
J A Payesko, General Manager Commercial Northeast
E A Pumphrey III, General Manager Commercial West
W J Schmiedel, President Sims Hugo Neu Global Trade
L S Shinn, General Manager Northeast

## CANADA

**Sims Group Canada Limited**
11760 Mitchell Road,
Richmond, BC V6V-1V8 Canada
Tel: (1 604) 301 1600; Fax: (1 604) 301 1601
H Dhillon, General Manager

## NEW ZEALAND JOINT VENTURE

**Sims Pacific Metals Limited**
Cnr Manu and Kahu Streets, Otahuhu,
Auckland, NZ
Tel: (64 9) 276 1809; Fax: (64 9) 276 6407
A Barrett, General Manager

## UNITED KINGDOM

**Sims Group UK Limited**
Long Marston,
Stratford-upon-Avon
Warwickshire CV37 8AQ, UK
Tel: (44 1789) 720 431; Fax: (44 1789) 720 940
WT Bird, Managing Director – Metals Recycling
G Davy, Managing Director – Sims Recycling Solutions-Europe & North America
P Bird, General Manager South West & Home Counties
R Burke, General Manager South Wales
M Coombs, Financial Director
S Cottam, Group Technical Director - Sims Recycling Solutions
R Kilpatrick, General Manager Group Engineering & Project Development
P Mumby, Executive General Manager Operations
D Williams, Company Secretary
P Wright, General Manager Northern Region

## AUSTRALIAN JOINT VENTURE

**Australian Refined Alloys Pty Limited**
J Kouw, General Manager

## EQUITY INVESTMENTS

**Landfill Management Services Pty Limited**
J J Falzon, Managing Director

## SIMS INTERNATIONAL

### CHINA

Suite 2701, No. 166, East Lu Jia Zui Road
China Insurance Building
Pudong, Shanghai 200120 China
Tel: (86 21) 6841 9191; Fax: (86 21) 6841 9090
F Zhang, Chief Representative

### MALAYSIA

36th Floor, Menara Maxis
Kuala Lumpur City Centre
50088 Kuala Lumpur, Malaysia
Tel: (60 3) 2615 7311; Fax: (60 3) 2615 7313
R Loh, Chief Representative

### INDIA

Prestige Point, 2.Nd Floor
New No 33, Haddows Road
Chennai 600006, India
Tel: (91 44) 4213 2123; Fax: (91 44) 4213 2124
U Nandi, Chief Representative

### VIETNAM

Suite 1316, 13th Floor,
Hanoi Tower
49 Hai Ba Trung Str.
Hanoi Vietnam
Tel: (84) 4934 3982; Fax: (84) 4934 3966
P Ngoc, Chief Representative

Designed and Produced by **Computershare**



www.sims-group.com

197GM11681

# Financial Report

## DIRECTORS' REPORT for the year ended 30 June 2006

*Your directors present their report on the consolidated entity consisting of Sims Group Limited and the entities it controlled at the end of, or during, the year ended 30 June 2006.*

### DIRECTORS AND THEIR INTERESTS

The names of the directors of Sims Group Limited ("Company") in office at the date of this report together with their qualifications and experience and relevant interest in the share capital of the Company or of a related body corporate, are as follows:

**Paul Mazoudier BA, LLB (Hons) (age 64) - Chairman - 14,082 shares**
Chairman of the Company since 1999 and independent non-executive director since 1991. Chairman Remuneration Committee and Nomination Committee. Member Safety, Health, Environment & Community Committee and Risk & Audit Committee. Formerly an executive director of Sims Consolidated (1974-79) and former partner and NSW Chairman of Minter Ellison, lawyers. Director of HPAL Limited (since 2000).

**Jeremy Sutcliffe (age 49) LLB (Hons) - Group Chief Executive – 10,000 shares, 127,255 shares (held pursuant to Company's Executive Long Term Incentive Plan), 119,913 performance rights**
Director since 1 March 2002. Member Safety, Health, Environment & Community Committee, Finance & Investment Committee and Nomination Committee. Vice President and Board member of the Ferrous Division of the Bureau of International Recycling, member of the Australian Institute of Company Directors. Joined the Company in 1990 and has held various senior executive positions in the Company including Chief Executive UK before assuming the position of Group Chief Executive on 1 March 2002. Chairman of Sims Hugo Neu Corporation and Sims Pacific Metals Limited.

**Ross Cunningham B.Sc. (Metallurgy), MBA (age 61) – 22,296 shares (held pursuant to Company's Executive Long Term Incentive Plan), 29,978 performance rights**
Director since 1984. Member Finance & Investment Committee. Fellow of the Australian Institute of Company Directors and Member of the Financial Executives Institute of Australia. Joined the Company in 1967 and has held various senior positions in Australia and South East Asia including General Manager NSW and General Manager Finance & Administration. Is currently Executive Director Group Finance and Strategy. Director of other Sims Group Limited subsidiaries and associated companies.

**Michael Feeney B. Com (Marketing) (age 60) - 25,504 shares**
Independent non-executive director since 1991. Chairman Risk & Audit Committee. Member Remuneration Committee and Nomination Committee. Formerly Finance and Strategy Director for Philip Morris, Executive Director Strategy and Corporate Affairs for Elders IXL and Executive Director Corporate Strategy of Elders Resources NZFP. Board member Collins Partners Corporate Advisory. Director of Feltex Carpets Limited (since 2001).

**Geoffrey Brunsdon B.Com (age 48) - 3,312 shares**
Independent non-executive director since 1999. Chairman Finance & Investment Committee and member Nomination Committee. Head of Investment Banking, Merrill Lynch Australia. He is a Chartered Accountant, a Fellow of the Financial Services Institute of Australia and a Fellow of the Australian Institute of Company Directors. Chairman of ING Private Equity Access Limited (since 2004). In the last 3 years was a director of ING Management Limited (from 2000 to 2005).

**John Neu BA, LLB (age 68) - Vice Chairman - 32,263,924 shares**
Executive director since 31 October 2005. Member Safety, Health, Environment & Community Committee, Finance & Investment Committee and Nomination Committee. Graduate of Cornell University, Harvard Law School, and Harvard Business School's Advanced Management Program. In 1964, joined Hugo Neu Corporation and held various management and officer positions before being appointed CEO in 1985. On the board of the Liberty Humane Society and is actively involved in a number of community and environmental organizations, including the New York/New Jersey Baykeeper and Edison Wetlands Association.

**Paul Varello BCE (Civil Engineering) (age 62) - Nil shares**
Independent non-executive director since 31 October 2005. Member Risk & Audit Committee and Remuneration Committee. President and CEO of Commonwealth Engineering and Construction of Houston, Texas. Prior to founding Commonwealth in 2003, was Chairman and CEO of American Ref-

Fuel Company. In addition, spent 25 years in the engineering and construction industry. Bachelor's degree in Civil Engineering from Villanova University and a graduate of Harvard Business School's Advanced Management Program. A registered professional engineer and a member of the American Society of Civil Engineers and the American Institute of Chemical Engineers. Director of the publicly held Ryland Group, one of the largest homebuilders in the US.

**Bob Every B.Sc., PhD (Metallurgy) (age 61) – 4,000 shares**
Independent non-executive director since 24 October 2005. Chairman Safety, Health, Environment & Community Committee and member Finance & Investment Committee. He holds a Bachelor of Science degree and a PhD in Metallurgy. He was most recently Managing Director and Chief Executive Officer of OneSteel Limited and Chairman of Steel and Tube Holdings Limited in NZ and, before that, was President of BHP Steel. Director of Iluka Resources Limited (since 2004) and Wesfarmers Limited (since 2006).

Charles Copeman was a director from the beginning of the financial year until his retirement (and subsequent resignation) on 18 November 2005.

**COMPANY SECRETARY**

The Group company secretary is Mr F M Moratti B.Com, LLB, MBA (Executive). Mr Moratti was appointed to the position of company secretary in 1997. Before joining the Company he held positions of assistant company secretary/legal counsel in a number of publicly listed companies over a period of some 12 years and prior to that worked as a solicitor with a major legal practice.

**PRINCIPAL ACTIVITIES**

Details of the principal activities of the consolidated entity during the year are addressed in the Chairman's and Group Chief Executive's Report in the annual report and in the notes to the financial statements.

**TRADING RESULTS**

The consolidated net profit of the consolidated entity for the year was $196.6 million.

**DIVIDENDS**

The financial 2005 year partly franked (60%) final dividend of 70 cents per share and partly franked (60%) special dividend of 20 cents per share referred to in the directors' report dated 26 August 2005 were paid on 23 September 2005. A partly franked (47%) interim dividend of 45 cents per ordinary share (other than those shares held by Hugo Neu Corporation) and 15 cents per ordinary share (held by Hugo Neu Corporation) for the financial 2006 year was paid on 13 April 2006. Since the end of the financial year the directors have recommended the payment of a partly franked (51%) final dividend of 60 cents per fully paid share to be paid on 20 October 2006 out of retained profits at 30 June 2006.

**REVIEW OF OPERATIONS**

A review of the operations of the consolidated entity during the year and the results of those operations are set out in the Chairman's and Group Chief Executive's Report in the annual report.

**SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS**

Other than as set out following, the directors are not aware of any significant change in the state of affairs of the Company during the financial year other than as set out in the Chairman's and Group Chief Executive's Report in the annual report.

**Hugo Neu Merger**

On 31 October, 2005 the former Sims Group Limited completed the merger with substantially all of the metal recycling operations of Hugo Neu, a US recycler ("Merger"). The Merger created a new company, New Sims Group, which listed on the Australian Stock Exchange and became 'Sims Group Limited'.

## SUBSEQUENT EVENTS

The directors are not aware of any matter or circumstance that has arisen since the end of the financial year which will significantly affect, or may significantly affect, the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

## LIKELY DEVELOPMENTS

Information as to the likely developments in the operations of the consolidated entity is set out in the Chairman's and Group Chief Executive's Report in the annual report.

## ENVIRONMENTAL REGULATION

The Company has licences and consents in place at each of its operating sites as prescribed by environmental laws and regulations that apply in each respective location. Further information on the consolidated entity's performance in relation to environmental regulation is set out in the annual report.

## DIRECTORS' MEETINGS

The number of directors' meetings and meetings of committees of directors held during the financial year and the number of meetings attended by each director were:

| | Board of Directors | Risk & Audit Committee | Safety, Health, Environment & Community Committee | Remuneration Committee | Finance & Investment Committee | Nomination Committee |
|---|---|---|---|---|---|---|
| Meetings Held | 13 | 7 | 4 | 8 | 2 | 3 |
| Paul Mazoudier | 13 | 6[1] | 4 | 8 | | 3 |
| Geoffrey Brunsdon | 13 | 1[4] | | | 2 | |
| Jeremy Sutcliffe | 13 | | 4 | 5[5] | 2 | 3 |
| Ross Cunningham | 13 | | | | 2 | |
| Michael Feeney | 12 | 7 | | 7 | | 3 |
| John Neu | 4[1] | | 2[1] | | 1[1] | |
| Paul Varello | 4[1] | 5[1] | | 2[1] | | |
| Bob Every | 5[2] | | 2[1] | | 1 | |
| Charles Copeman | 9[3] | 2[3] | 2[3] | | | |

1 appointed 31 October 2005
2 appointed 24 October 2005
3 resigned 18 November 2005
4 resigned 25 August 2005
5 resigned 31 October 2005

## INSURANCE OF OFFICERS

During the year, the Company paid a premium of $252,429 in respect of a contract insuring all directors and executive officers of the Company (and/or any subsidiary companies in which it holds greater than 50% of the voting shares), including directors in office at the date of this report and those who served on the board during the year, against liabilities that may arise from their positions within the Company and its controlled entities, except where the liabilities arise out of conduct involving a lack of good faith. The directors have not included details of the nature of the liabilities covered as such disclosure is prohibited under the terms of the contract.

## SHARE OPTIONS GRANTED TO DIRECTORS AND RELEVANT GROUP EXECUTIVES

90,517 and 36,738 shares respectively in the Company's Executive Long Term Incentive Plan ("LTI Plan") were issued to JL Sutcliffe on 22 July 2005 and 28 July 2006 respectively. 119,913

performance rights were issued to JL Sutcliffe on 6 October 2005. 11,879 and 10,417 shares respectively in the LTI Plan were issued to RB Cunningham on 22 July 2005 and 28 July 2006 respectively. 29,978 performance rights were issued to RB Cunningham on 18 November 2005. 9,427 and 8,185 shares respectively in the LTI Plan were issued to DR McGree on 22 July 2005 and 28 July 2006 respectively. 79,634 and 3,877 restricted stock units were issued to CR Jansen on 1 November 2005 and 28 July 2006 respectively. 3,003 and 2,788 performance rights were issued to G Davy and WT Bird respectively on 28 July 2006. Further details of those share options issued during the financial year can be found in section E of the remuneration report on page 18.

**SHARES UNDER OPTION**

Unissued ordinary shares of the Company under option at the date of this report are as follows:

**LTI Plan shares:**

| Date granted | Expiry date | Issue price | Number under option |
|---|---|---|---|
| 22 July 2005 | 22 July 2010 | $14.99 | 187,164 |
| 28 July 2006 | 28 July 2011 | $18.73 | 131,545 |

**Performance Rights:**

| Date granted | Expiry date | Issue price | Number under option |
|---|---|---|---|
| 6 October 2005 | 31 October 2010 | Nil | 119,913 |
| 18 November 2005 | 30 June 2008 | Nil | 29,978 |
| 28 July 2006 | 28 July 2009 | Nil | 16,359 |

**Restricted Stock Units:**

| Date granted | Expiry date | Issue price | Number under option |
|---|---|---|---|
| 1 November 2005 | 30 June 2009 | Nil | 280,708 |
| 28 July 2006 | 30 June 2009 | Nil | 14,905 |

Holders of shares pursuant to the LTI Plan have certain rights under their terms to participate in share issues of the Company. No holder of performance rights or restricted stock units has any right under their terms to participate in any other share issue of the Company or any other entity.

**SHARES ISSUED ON THE EXERCISE OF OPTIONS**

193,798 ordinary shares of the former Sims Group Limited were issued during July 2005 at an issue price of $6.75 each as a result of the exercise of 193,798 options issued to the Group Chief Executive Mr Sutcliffe on 28 February 2002 pursuant to his incentive plan with the former Sims Group Limited. 43,799 ordinary shares of the Company were issued on 30 June 2006 at nil consideration as a result of the vesting of performance rights issued to certain employees of the Company or its related bodies corporate on 1 November 2005 pursuant to their contracts with the Company or its related bodies corporate. No further shares have been issued since 30 June 2006. No amounts are unpaid on any of these shares.

**NON-AUDIT SERVICES**

The Company may decide to employ the auditor (PricewaterhouseCoopers) on assignments additional to their statutory audit duties where the auditor's expertise and experience with the Company and/or the consolidated entity are important.

Details of the amounts paid or payable to the auditor for audit and non-audit services provided during the year are set out in note 6 to the financial statements.

The Board of directors has considered the position and, in accordance with advice received from the Board Risk & Audit Committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the *Corporations Act 2001*. The directors are satisfied that the provision of non-audit services by the auditor, as set out in note 6 to the

financial statements, did not compromise the auditor independence requirements of the *Corporations Act 2001* for the following reasons:

- all non-audit services have been reviewed by the Risk & Audit Committee to ensure they do not impact the impartiality and objectivity of the auditor
- none of the services undermine the general principles relating to auditor independence as set out in Professional Statement F1, including reviewing or auditing the auditor's own work, acting in a management or a decision-making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and rewards.

A copy of the auditors' independence declaration as required under section 307C of the *Corporations Act 2001* is set out in the annual report.

**ROUNDING OF AMOUNTS TO NEAREST THOUSAND DOLLARS**

The amounts in the financial statements, where appropriate and unless otherwise stated, have been rounded off to the nearest thousand dollars in accordance with ASIC Class Order 98/100.

**REMUNERATION REPORT**

**Scope of Remuneration Report**

This Remuneration Report outlines the remuneration arrangements for Sims Group's Directors and senior executives in accordance with the requirements of the Corporations Act 2001 and its Regulations. It also provides the remuneration disclosures required by paragraphs Aus 25.4 to Aus 25.7.2 of Accounting Standard AASB 124 '*Related Party Disclosures*' which have been included in the Remuneration Report as permitted by Regulation 2M.6.04. The AASB 124 disclosures in this report have been audited.

This report outlines Sims Group's director and senior executive remuneration arrangements, and covers the Key Management Personnel ("KMP") including the five highest paid executives of the Company and Group. For the purposes of this report, the term "executives" encompasses the executive directors and the senior executives.

| Name | Position | Employer |
|---|---|---|
| **Non- executive Directors** | | |
| PK Mazoudier | Chairman | Sims Group Limited |
| JM Feeney | Non-executive Director | Sims Group Limited |
| GN Brunsdon | Non-executive Director | Sims Group Limited |
| C Copeman | Non-executive Director | Sims Group Limited |
| R Every | Non-executive Director | Sims Group Limited |
| P Varello | Non-executive Director | Sims Group Limited |
| **Executive Directors** | | |
| JL Sutcliffe | Group Chief Executive | Sims Group Limited |
| J Neu | Executive Director & Vice Chairman | Sims Hugo Neu Corporation |
| RB Cunningham | Executive Director, Group Finance & Strategy | Simsmetal Services Pty Limited |
| **Other Key Management Personnel** | | |
| CR Jansen | Chief Executive Sims Hugo Neu | Sims Hugo Neu Corporation |
| DR McGree | Managing Director Australia & New Zealand | Simsmetal Services Pty Limited |
| WT Bird | Managing Director - Metals Recycling - UK | Sims Group UK Holdings Limited |
| G Davy | Managing Director - Sims Recycling Solutions - Europe & North America | Sims Group UK Holdings Limited |
| RR Brown | General Manager - NZ | Simsmetal Industries Limited |

The remuneration report is set out under the following main headings:

A Remuneration Committee
B Executive remuneration
C Service agreements
D Non-executive Directors' remuneration
E Details of remuneration for financial year ending 30 June 2006 (and prior year)
F Additional Information

## A Remuneration Committee (audited)

*Role of the Remuneration Committee*
The role of the Remuneration Committee ('Committee') is to support and advise the Board on the implementation and maintenance of remuneration policies and frameworks. These policies and frameworks are designed to meet the commercial needs of the business, whilst being transparent and aligned with shareholders' interests. The Committee's activities are governed by terms of reference, available on the Sims Group website at:
www.sims-group.com/global/governance/remuneration_committee.asp

The Committee reviews and makes recommendations to the Board focusing on:

- executive remuneration policies
- remuneration and incentive performance packages of executives
- introduction and application of equity based schemes
- overseeing the annual performance appraisals of the executive directors
- executive succession planning
- executive recruitment, retention and termination policies
- remuneration framework for non-executive directors

*Membership and meetings*
Independent non-executive directors Mr Mazoudier (Chairman), Mr Feeney and Mr Varello (who joined the Board and Committee on 31 October 2005) and executive director Jeremy Sutcliffe (who stepped down from the Committee on 31 October 2005) were members of the Committee during the year.

The Committee met eight times during the year. Attendance at those meetings is set out in the annual report.

The Group Chief Executive, the Group General Manager Human Resources and the Executive Director Group Finance & Strategy attended Committee meetings by invitation and assisted the Committee in its deliberations during the year, except where matters associated with their own remuneration were considered.

*Advisors*
The Committee draws on advice and data concerning remuneration matters from selected external sources when appropriate.

## B Executive remuneration (audited)

*Proposed review of remuneration*
In F06 the Company was focused on integrating the acquired Hugo Neu Corporation recycling entities and Sims Group businesses from an operational and strategic perspective. In F07 the Company will review its executive remuneration approach to ensure it supports the operational, strategic and structural changes made in the organisation during F06. The revised executive remuneration approach – for implementation in F08 - will be designed to support the business direction, be cognisant of corporate governance considerations and, ultimately, be in the best interests of the Company's shareholders. Consequently, the Group will continue with the F06 remuneration approach through F07 during this review period.

*Executive Directors and other Key Management Personnel*
The KMP (as defined in AASB 124 *Related Party Disclosures*) of Sims Group Limited includes the Executive Directors and the other Key Management Personnel ('KMP'), each named on page 5 of this remuneration report, which includes the 5 highest paid executives of the entity. These personnel had

the authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, during the financial year.

All of the Executive Directors and Other Key Management Personnel were employed for the duration of F06 with the exception of Mr John Neu, who joined the Company on 1 November 2005 as a result of the Merger with Hugo Neu Corporation recycling entities.

*Current remuneration policy*
The Committee recognises that Sims Group operates in a global environment and that the Company's performance depends on the quality of its people. The Committee ensures that the Company's executive reward approach satisfies the following key criteria for good reward governance practices:

- market competitive reward opportunities are delivered commensurate with employee duties, responsibilities and accountabilities
- appropriately structured to attract, motivate and retain highly skilled people
- reward based on demanding financial and non-financial performance criteria with a focus on delivering long-term value creation to shareholders
- simplicity and transparency
- alignment with shareholders' interests

*Link between performance and reward*
The main business drivers that are within executives' control and provide the inputs for managing and rewarding performance are:

- business and market development
- financial and risk management
- operational excellence including safety
- people management

To ensure focus on shareholder value, each year the Board reviews and endorses the Sims Group strategic objectives.

The alignment of executive remuneration outcomes with the performance of Sims Group and the individual is a key part of Group Business Plans. Relevant performance hurdles, agreed in advance of the allocation of incentives, are a key element in an appropriately structured performance and incentive plan.

From the Company's strategic objectives, priorities are established at a regional and divisional level. Specific personal priorities are then developed for individual employees and incorporated into the annual performance appraisal process, thus ensuring alignment between goals at all Company levels and ultimately with the objective of enhancing shareholder value.

FIGURE 1: ALIGNING INDIVIDUAL PERFORMANCE TO TOTAL SHAREHOLDER VALUE


SHAREHOLDER VALUE
CORPORATE GOAL & VALUES
BOARD EXPECTATIONS
SIMS GROUP STRATEGIC OBJECTIVES
REGIONAL & DIVISIONAL BUSINESS PLAN
INDIVIDUAL PERFORMANCE PRIORITIES
ALIGNMENT

*Remuneration structure*
The executive reward framework has three components. These remuneration components, and the factors that determine them, are summarised in the table below:

| Component | Delivery mechanism | Variables determining reward | | | |
|---|---|---|---|---|---|
| Fixed Remuneration | Annual salary & benefits | Set with reference to market data for role, experience and performance | | | |
| Short-term incentives | Cash | Business and market development objectives | Financial targets | People and Safety targets | Operational targets |
| Long-term incentives | Equity or cash | Earnings Per Share targets | | | |

The combination of these components comprises an executive's total reward.

*Mix of fixed and variable reward*
The framework set out above provides a mix of fixed and variable rewards, and a blend of short and long-term incentives. The remuneration mix for executives during the financial year is as set out in the table below:

| Executive | Fixed remuneration | Short-term incentive | Long-term incentive |
|---|---|---|---|
| JL Sutcliffe | 45% | 32% | 23% |
| J Neu* | 100% | - | - |
| RB Cunningham | 48% | 29% | 23% |
| CR Jansen | 49% | 37% | 14% |
| DR McGree | 56% | 28% | 16% |
| WT Bird | 59% | 29% | 12% |
| G Davy | 59% | 29% | 12% |
| RR Brown | 69% | 21% | 10% |

* The terms of Mr Neu's service agreement include a base salary and participation in the Company's employee pension plans, welfare benefit plans and tax-deferred savings plans. Mr Neu will be afforded the opportunity to earn a cash bonus in respect of each calendar year, the amount of which, if any, shall be determined by the Board in its sole discretion in the event of exceptional performance.

*Total Fixed Remuneration Package*
Fixed remuneration is structured as a total employment cost package, and an executive's package is reviewed annually. A salary increase budget, guided by forecasts available from public salary surveys, is approved by the Committee each year. An executive's pay is also reviewed on promotion. Each review takes into account the executive's experience and tenure and the executive's performance during the year.

There are no guaranteed package increases included in executives' service agreements (set out in Section C) with the exception of Mr Sutcliffe, who will receive, in years 2006 and 2007, the Group base percentage salary increase for Australian employees.

*Benefits*
Executives receive benefits consistent with market practice in their country as part of their individual fixed remuneration package. These benefits may include superannuation, car allowances, expatriate allowances or maintained motor vehicle and medical benefits.

*Variable reward*
The Company believes that its variable reward approach should be managed as a whole, not as discrete elements. Consequently, the Company has designed its incentive plans to focus executives on both single year and multi-year performance across performance metrics which, together, support shareholder value enhancement.

*Short-term Incentives*
Following the Merger, no changes were made to the short-term incentive ("STI") programs already in place for both Sims Group and Hugo Neu Corporation for the duration of the financial year ended 30 June 2006.

Sims Group STI
All executives, with the exception of Mr Neu, participated in the Sims Group STI.

Under the Sims Group's STI, participating executives ("STI Participants") may receive a cash bonus payment annually ("STI Bonus"), based upon performance relative to certain performance hurdles.

A scorecard approach is utilised. STI Participants need to meet minimum performance hurdle targets which are related to business and market development, growth, financial, people and safety, and operational targets.

The main performance measure relates to financial targets based on Profit Before Income and Tax ('PBIT') return on monthly average controlled capital employed ("ROCCE"). The ROCCE targets are based on the STI Participant's business unit or in the case of a Participant with group responsibilities, targets are based on the consolidated entity. Sims Group believe that ROCCE is an appropriate metric for the STI due to the fact that the metal and recycling solutions business is a volatile and cyclical industry whose margins are significantly influenced by global and regional supply and demand balances. It is a capital intensive industry whose asset base is constantly in a state of renewal and reinvestment. By rewarding executives for ROCCE performance, the STI reinforces sound capital investment strategies, conservation of working capital and excellence in operational execution to maximise earnings. The Committee determines annually the minimum percentage ROCCE which the STI Participants' business unit or the consolidated entity must achieve in the following year before an STI Participant is eligible to receive an STI Bonus based on this criterion. The Company has not disclosed actual ROCCE targets given commercial sensitivities.

Other performance hurdles relate to the STI Participant achieving certain specified personal objectives which are relevant to meeting the Company's business objectives. Personal objectives may be related to metrics such as the achievement of safety targets, market growth, improved production rates, cost containment and completion of focused training and development plans. The Company believes that these performance measures, given the cascading effect of shareholder value and the corporate goals to determine individual goals illustrated in Figure 1, are consistent with achieving the Company's annual targets. An STI Participant will only be eligible to receive that portion of his or her STI Bonus linked to meeting his or her personal objectives if the consolidated entity achieves a minimum level of ROCCE in a particular financial year. An STI Participant will not be eligible to receive any form of STI Bonus if he or she does not obtain at least an "achieve" rating on his or her personal priorities for that particular financial year.

In accordance with the Committee's terms of reference, at the end of the financial year the Committee will be provided with all appropriate performance information relating to each executive, Company and business unit financial statements, and will make a determination as to the extent that the performance criteria applicable to each executive have been met.

If an STI Participant terminates employment with Sims Group prior to the end of the financial year a pro rata bonus payment may be considered, at the discretion of the Group Chief Executive. Any payment will only be made after the Committee has approved bonus payments for that financial year.

Hugo Neu Corporation STI
None of the identified KMP executives participated in the legacy Hugo Neu Corporation STI bonus program, applicable to former employees of Hugo Neu Corporation.

*Long-term and retention incentive plans*
In the interests of the Company, shareholders, and continuity of business, the Company operates long-term and retention incentive plans designed to encourage performance and retention of key executives. The LTI Plan, the Performance Rights and Restricted Stock Unit Plans have a continuous service criteria and the Company has selected EPS as the appropriate metric due to the importance of stable underlying earnings growth to generate value for investors. The diluted measurement of EPS was selected as the Company believes this provides the most appropriate reflection of the value of earnings to shareholders.

*Long-term incentive plan*

*Purpose of plan*
The Company operates a long-term incentive plan ("LTI Plan") for executives with more than 12 months service (including the executive directors with the exception of Mr Neu) ("LTI Participants"). The plan is intended to link the rewards of executives to the long-term performance of Sims Group and the returns generated for shareholders. Additionally, the plan is designed to encourage executive retention.

All executives other than Mr Neu currently participate in the LTI Plan.

*Structure of plan*
For participants who joined the LTI Plan in F03:

- The plan, introduced in F03, was the Company's first structured approach to long-term incentives. For those participants who have been in the LTI plan since its inception in F03, the Company believed that, given the industry's cyclical nature, those individuals' efforts should be recognised over an increasing timeframe. As a result the grants to those individuals have had a 3 year (initial grant), 4 year (F06 grant) and a 5 year (most recent grant in F07) performance period.
- Awards were granted on 22 July 2005 and vested one year later. Performance was measured over the four year period from F02 (base year) to F06. Australian participants could elect to receive awards as cash or equity. Equity was structured as a non-recourse loan provided to the participant to purchase shares in Sims Group. The loan is required to be repaid within 5 years of grant. Overseas participants received their awards as cash.
- A further annual award (structured in a similar manner to the 22 July 2005 award) was granted on 28 July 2006 and will vest one year later. Performance will be measured over the five year period from F02 (base year) to F07.
- Future grants to these individuals will be determined as part of the Company's review of executive remuneration (discussed earlier).

For participants who joined the LTI Plan in F06:

- Awards were granted on 22 July 2005 and vest after three years. Performance is measured over the three year period from F05 (base year) to F08.
- Additional awards were granted on 28 July 2006 and vest after three years. Performance is measured over the three year period from F06 (base year) to F09.
- Australian participants' awards are structured as a non-recourse loan provided to the participant to purchase shares in Sims Group.
- Overseas participants' awards are structured as cash. However, it is intended that, from F07 all overseas participants' who joined the LTI Plan in F06 (or subsequent years) will have 100% equity-based long-term incentive awards. In the case of UK participants, the awards will be in the form of Performance Rights. In the case of US participants the awards will be in the form of Restricted Stock Units.

It is intended, subject to the outcome of the program review, that the LTI Plan will become 100% equity-based for all participants from no later than F09.

The Australian equity awards are currently structured as a non-recourse loan to allow the participants to purchase Sims Group shares. The Company believes that shares are an appropriate incentive to focus the performance of the executive on the long-term viability of the Company. Further, the loan share plan structure is a tax effective approach for achieving this aim.

*Potential reward*
The potential reward under the LTI Plan is calculated based on a pre determined percentage of fixed remuneration, depending on the seniority of the LTI Participant. In respect of the F06 grants, Mr Sutcliffe and Mr Cunningham each received a grant with an equivalent value of 50% of their fixed remuneration. The other executives each received a grant with an equivalent value ranging from 15%-30% of their fixed remuneration.

For the grants disclosed above, where the participant could elect whether to receive cash or equity, if the reward as a percentage of fixed remuneration was increased from the prior year, any increase was required to be taken as equity.

*Performance measure*

*The performance measure for the plan is diluted* Earnings Per Share ('EPS'). Diluted EPS is defined as net profit after tax divided by the weighted average number of ordinary shares and options on issue. Vesting is determined as follows:

| EPS Growth (compound p.a. growth) | Percent of award vesting |
|---|---|
| < 5% | Nil |
| 5% | 50% |
| 5%-10% | Straight-line vesting between 50% and 100% |
| 10% | 100% |

At the end of the respective performance period, in line with the Committee's terms of reference, the Committee will review the Company's financial performance and make an assessment as to what extent the performance condition has been met. If the performance condition is not met at the end of the respective performance period then the award will lapse.

The Company selected EPS as the appropriate metric for the LTI Plan due to the importance of stable underlying earnings growth to generate value for investors. The diluted measurement of EPS was selected as the Company believes this provides the most appropriate reflection of the value of earnings to shareholders. Additionally, the combination of the *STI's focus on operational excellence* and rigorous capital management, with the LTI's multi-year focus on earnings growth, provide a sound basis for shareholder value enhancement.



Earnings Per Share
Cents
250.00
200.00
150.00
100.00
50.00
0.00
2002
2003
2004
2005
2006


EPS growth 2002 to 2006. Years 2002, 2003, 2004 as presented above are calculated on a AGAAP basis. Years 2005 and 2006 are calculated on a AIFRS basis.

In addition to the EPS performance condition, a participant must also remain in the Group's employ at the time of vesting (other than in the case of special circumstances defined in the LTI Plan rules).

*Option plan*

A 'CEO Plan' *existed for the granting of options over unissued ordinary shares in the parent entity* to Mr Sutcliffe. Options under the CEO Plan were granted for no consideration. This Plan was suspended during the financial year 2003 and replaced by the LTI Plan.

Under the fore-mentioned CEO Plan, Mr Sutcliffe was issued 193,798 options to acquire shares in the former Sims Group Limited on 28 February 2002 which were exercisable from 28 February 2005 and expired on 28 March 2007. The fair value of these options at the date of the grant was $1.30 as derived by applying the Black-Scholes options pricing model. During the financial year, all of these options held by Mr Sutcliffe were exercised at a price of $6.75. The weighted average share price at the date of exercise being 8 July 2005, was $14.35.

*Performance rights plan*
At the Extraordinary General Meeting of the former Sims Group Limited held on 8 September 2005, shareholders voted in favour of a grant of Performance Rights (effectively share options with a zero exercise price) to Mr Sutcliffe. The details of the grant are as follows:

- Award was granted on 6 October 2005;
- As the plan has been designed to encourage retention and performance it is structured in five tranches: 20% vests on each of 31 October 2006 (Tranche 1), 2007 (Tranche 2), 2008 (Tranche 3), 2009 (Tranche 4) and 2010 (Tranche 5);
- Tranche 1 is satisfied if Mr Sutcliffe is in the employ of the Company at the vesting date. The Committee concluded that a service condition was appropriate for Tranche 1 to encourage him to stay with, and assist in the integration of the merged entity. The remaining four tranches have continuous service and performance measured over the period from 6 October 2006 to the respective vesting date;
- The Committee reviewed and considered the performance conditions at the time of grant and subsequently set a compound EPS growth target of equalling or exceeding 8% per annum and by using the annualised EPS on a fully diluted basis for the period 6 October 2005 to 31 October 2006 as the baseline;
- Due to the cyclical nature of the metal recycling industry, the Committee deemed it appropriate to allow the interim tranches of the award to be retested. For tranches 2, 3 and 4, if the performance hurdle is not satisfied, the tranche will be retested at the end of the subsequent period;
- If compound EPS growth as at 31 October 2009 equals or exceeds 12% per annum, all Tranche 5 shares will vest at that time.

At the Annual General Meeting of the Company held on 18 November 2005, shareholders voted in favour of a grant of Performance Rights to Mr Cunningham. The details of the grant are as follows:

- Award was granted on 18 November 2005;
- The plan for Mr Cunningham was also designed to encourage retention and performance and is also structured in tranches: 50% vests on 30 June 2007 (Tranche 1) and 50% vests on 30 June 2008 (Tranche 2)
- For each tranche performance is measured over the period from 1 July 2006 to the respective vesting date;
- The Committee reviewed the business plan and performance conditions at the time of grant and set a compound EPS growth target of equalling or exceeding 8% per annum and by using the annualised EPS on a fully diluted basis for the period 1 July 2005 to 30 June 2006 as the baseline;
- As mentioned above, due to the cyclical nature of the metal recycling industry the Committee deemed it appropriate to allow the first tranches of the award to be retested. For Tranche 1, if the performance hurdle is not satisfied, the tranche will be retested at the end of the subsequent period; and
- To receive the vested awards Mr Cunningham must be in the Group's employ at the applicable vesting date.

*Performance measure*
The performance measure for the rights plan is diluted EPS. Vesting is determined as follows:

| EPS Growth (compound p.a. growth) | Percent of award vesting |
|---|---|
| < 8% | Nil |
| = or >8% | 100% |

At the end of the respective performance period, in line with the Committee's terms of reference, the Committee will review the Company's financial performance and make an assessment as to what extent the performance condition has been met. If the performance condition is not met at the end of the respective performance period the award will, subject to its ability to be retested, lapse.

*Restricted stock units plan*
In the interests of the Company, shareholders, and continuity of business, Mr Jansen was awarded a grant of Restricted Stock Units (effectively share options with a zero exercise price) as a result of the Merger. The details of the grant are as follows:

- Award was granted on 1 November, 2005;
- The plan for Mr Jansen was designed to encourage retention and performance and is also structured in tranches: 25% vested on 30 June, 2006 (Tranche 1) and 25% vest on 30 June 2007 (Tranche 2) with both tranches subject to Continuous Service through such date. The Committee concluded that in the interests of continuity and to encourage Mr Jansen to stay with, and assist in the integration of the merged business, that a service condition was appropriate for Tranches 1 and 2; 25% vest on 30 June 2008 (Tranche 3), and the remaining 25% vest on 30 June 2009 (Tranche 4), if, on each vesting dates, Mr Jansen has been in Continuous Service through such date and performance conditions of a compound EPS growth target of equalling or exceeding 8% per annum has been achieved and by using the annualised EPS on a fully diluted basis for the period 1 November 2005 to 30 June 2006 as the baseline.

*Performance measure*
The performance measure for the plan is diluted EPS. Vesting is determined as follows:

| EPS Growth (compound p.a. growth) | Percent of award vesting |
|---|---|
| < 8% | Nil |
| = or >8% | 100% |

At the end of the respective performance period, in line with the Committee's terms of reference, the Committee will review the Company's financial performance and make an assessment as to what extent the performance condition has been met. If the performance condition is not met at the end of the respective performance period the award will lapse.

Details of performance rights, restricted stock units and shares in the Company provided as remuneration to each director and the Key Management Personnel of the Group are set out in notes 27 and 28 to the financial statements.

*Share trading philosophy*
Sims Group does not permit executives to purchase financial instruments to protect the value of any unvested incentive awards.

**C Service agreements (audited)**
Remuneration and other terms of employment for the Group Chief Executive, the Vice Chairman, the Managing Director-Metals Recycling-UK and the Managing Director-Sims Recycling Solutions-Europe & North America are formalised in employment agreements.

**JL Sutcliffe, Group Chief Executive**
Terms of employment agreement – agreement dated 5 September 2005 for a 5 year term commencing on the effective date of the Merger (31 October, 2005). In years 2006 and 2007 remuneration will be subject to review with any increases consistent with the Group's approved average salary increase budget for Australian employees. Neither the Company nor Mr Sutcliffe may terminate the employment agreement during the first 2 years from 31 October 2005. Thereafter, employment may be terminated by either party by providing 12 months' notice, provided that the Company may terminate Mr Sutcliffe's employment at any time for Cause. If employment is terminated by the Company after the first 2 years following the Start Date of the Merger for any reason other than Cause, the Company may provide, in lieu of notice, a payment equal to the current Package, plus any additional superannuation contribution required to make Mr Sutcliffe's superannuation benefit equivalent to the benefit he would have received had Mr Sutcliffe remained in the employment with the Company for the whole of the notice period.

**J Neu, Executive Director & Vice Chairman**
Term of agreement – agreement dated 24 June 2005 for an initial term of 3 years from 1 November 2005. Remuneration reviewed by the board of directors of Sims Hugo Neu Corporation from time to time. Mr Neu is entitled to the payment of a termination benefit on termination by the employer without Cause, or Mr Neu's termination for Good Reason, equal to the Base Salary for the unexpired portion of the term of the Agreement or 12 months Base Salary, whichever is the greater.

**RB Cunningham, Executive Director, Group Finance & Strategy**
Term of agreement – no term specified. Remuneration is reviewed annually by the Committee. Mr Cunningham is entitled to the payment of a termination benefit on termination by the employer, other than for gross misconduct, equal to 12 months total remuneration. Mr Cunningham is also entitled to a retention payment equivalent to 6 months total annual remuneration if he remains in the employ of the employer 6 months after a takeover of the Company (or if he is terminated within 6 months of such a takeover). In the event of redundancy, he is entitled to the payment of a benefit equal to a minimum of 6 months and a maximum of 18 months remuneration depending upon years of service. In the case of Mr Cunningham's resignation from the employ of the employer, 3 months prior notice thereof must be provided to the employer company.

**CR Jansen, Chief Executive, Sims Hugo Neu**
Agreement dated 10 June 2005 for an initial 3 year secondment period to the US. Remuneration is reviewed annually by the Committee. Mr Jansen is entitled to the payment of a termination benefit on termination by the employer, other than for gross misconduct, equal to 12 months total remuneration. Mr Jansen is also entitled to a retention payment equivalent to 6 months total annual remuneration if he remains in the employ of the employer 6 months after a takeover of the Company (or if he is terminated within 6 months of such a takeover). In the event of redundancy, he is entitled to the payment of a benefit equal to a minimum of 6 months and a maximum of 18 months remuneration depending upon years of service. In the case of Mr Jansen's resignation from the employ of the employer, 3 months prior notice thereof must be provided to the employer company.

**DR McGree, Managing Director-Australia & New Zealand**
Term of agreement – no term specified. Remuneration is reviewed annually by the Remuneration Committee. Mr McGree is entitled to the payment of a termination benefit on termination by the employer, other than for gross misconduct, equal to 12 months total remuneration. Mr McGree is also entitled to a retention payment equivalent to 6 months total annual remuneration if he remains in the employ of the employer 6 months after a takeover of the Company (or if he is terminated within 6 months of such a takeover). In the event of redundancy, he is entitled to the payment of a benefit equal to a minimum of 6 months and a maximum of 18 months remuneration depending upon years of service. In the case of Mr McGree's resignation from the employ of the employer, 3 months prior notice thereof must be provided to the employer company.

**WT Bird, Managing Director-Metals Recycling-UK**
Term of agreement – agreement dated 4 July 2003. No term specified. Remuneration is reviewed annually by the Remuneration Committee. Mr Bird is entitled to the payment of a termination benefit on termination by the employer, other than for gross misconduct, equal to 12 months total remuneration. In the event of redundancy, he is entitled to the payment of a benefit equal to a minimum of 6 months and a maximum of 18 months remuneration depending upon years of service. In the case of Mr Bird's resignation from the employ of the employer, 3 months prior notice thereof must be provided to the employer company.

**G Davy, Managing Director-Sims Recycling Solutions-Europe & North America**
Term of agreement – no term specified. Remuneration is reviewed annually by the Remuneration Committee. Mr Davy is entitled to the payment of a termination benefit on termination by the employer, other than for gross misconduct, equal to 6 months salary. In the event of redundancy, he is entitled to the payment of a benefit according to years of service and age of employee at date of redundancy (subject to a maximum payment equal to 21.5 months salary). In the case of Mr Davy's resignation from the employ of the employer, 6 months prior notice thereof must be provided to the employer company.

**R Brown, General Manager New Zealand**
Termination agreement dated 12 December 2005 and terminating on 3 July 2006. Mr Brown is entitled to receive a redundancy payment equal to 18 months total annual remuneration.

**D Non-executive Directors' ('NEDs') remuneration (audited)**

NED fees reflect the demands which are made on, and the responsibilities of, the non-executive directors.

NEDs' receive an annual fee, paid monthly, for their services. Non-executive directors do not receive additional fees for serving on established Board committees.

Base fees are set within the maximum amount approved by shareholders from time to time. The current NED fee pool is $1 million and was approved on 8 September 2005 at the Extraordinary General Meeting of the former Sims Group Limited.

NEDs' fees are reviewed annually, considering publicly available information in respect of the level of fees that are paid to directors of other publicly listed companies with a similar market capitalisation and any changes to non-executive director roles and responsibilities over the year.

The Company's non-executive directors' Retirement Allowance Scheme was discontinued effective 30 June 2006. The accrued amounts in respect of the three non-executive directors who still participated (Messrs Mazoudier, Feeney and Brunsdon) were frozen and will be indexed at 5% per annum until payment. The fees paid to Messrs Mazoudier, Feeney and Brunsdon were increased by 33.3%, effective 1 July 2006, to compensate them for their discontinuance of participation in the Retirement Allowance Scheme.

## E. Details of remuneration for financial year ending 30 June 2006 (and prior year) (audited)

Details of the remuneration of the directors and the other Key Management Personnel of the Company are set out in the following tables.

Sims Group Limited
Remuneration of Directors and key management personnel
30 JUNE 2006

| | | Short-term employee benefits | | | | Long-term benefits | | | Post-employment | | | Share-based payments | | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | | Accruals | | | | | | | | |
| | | Cash Salary & Fees | Non-monetary benefits | Other short-term benefits | STI Bonus | Annual Leave | Long Service Leave | LTI Bonus | Pension / Superannuation | Termination Benefits | Retirement Benefits | LTI Shares | Options/Rights / Restricted Stock Units | |
| | | $ | $ | $ | $ | $ | $ | $ | $ | | $ | $ | | $ |
| **Directors** | | | | | | | | | | | | | | |
| PK Mazoudier | Chairman (non-executive) | 201,932 | - | - | - | - | - | - | 18,174 | - | 62,898 | - | - | 283,004 |
| J Neu * | Executive Director | 446,768 | 11,403 | - | - | - | - | - | - | - | - | - | - | 458,171 |
| RL Every ** | Director (non-executive) | 82,471 | - | 20,617 | - | - | - | - | 9,278 | - | - | - | - | 112,366 |
| PJ Varello* | Director (non-executive) | 89,893 | - | 22,473 | - | - | - | - | - | - | - | - | - | 112,366 |
| GN Brunsdon | Director (non-executive) | 92,780 | - | - | - | - | - | - | 8,350 | - | 33,203 | - | - | 134,333 |
| AC Copeman # | Director (non-executive) | 35,248 | - | - | - | - | - | - | - | - | 9,718 | - | - | 44,966 |
| JM Feeney | Director (non-executive) | 92,780 | - | - | - | - | - | - | 8,350 | - | 26,670 | - | - | 127,800 |
| JL Sutcliffe | Director & Group Chief Executive | 1,161,331 | 12,584 | - | 925,425 | 188,673 | 167,117 | 202,500 | 176,065 | - | - | 503,275 | 300,451 | 3,637,441 |
| RB Cunningham | Executive Director Group Finance & Strategy | 496,716 | 31,029 | - | 372,060 | (1,873) | 7,887 | 248,040 | 92,355 | - | - | 66,047 | - | 1,312,261 |
| **Total Remuneration - Directors** | | 2,699,919 | 55,016 | 43,090 | 1,297,485 | 186,800 | 175,004 | 450,540 | 312,592 | | 132,489 | 569,322 | 300,451 | 6,222,708 |
| | | | | | | | | | | | | | | |
| **Key Management Personnel** | | | | | | | | | | | | | | |
| CR Jansen### | Chief Executive Sims Hugo Neu | 558,139 | 13,000 | 130,626 | 439,619 | 19,016 | 14,277 | 201,045 | 80,075 | - | - | - | 445,302 | 1,901,099 |
| DR McGree | Managing Director Australia & New Zealand | 417,390 | 1,000 | - | 242,728 | 378 | 8,329 | 98,420 | 73,291 | - | - | 52,414 | - | 893,950 |
| WT Bird | Managing Director - Metals Recycling - UK | 388,987 | 36,020 | 9,510 | 234,530 | - | - | 97,164 | 68,070 | - | - | - | - | 834,281 |
| G Davy | Managing Director - Sims Recycling Solutions - Europe & North America | 388,987 | 36,020 | 9,510 | 240,481 | - | - | 97,164 | 68,070 | - | - | - | - | 840,232 |
| RR Brown## | General Manager - NZ | 273,573 | - | 10,000 | 96,434 | (42,940) | 8,800 | 48,217 | 47,875 | 591,125 | - | - | - | 1,033,084 |
| **Total Remuneration - Key Management Personnel** | | 2,027,076 | 85,040 | 159,646 | 1,253,792 | (23,546) | 31,406 | 542,010 | 337,381 | 591,125 | | 52,414 | 445,302 | 5,502,646 |

*Appointed 31/10/2005 Mr Varello's amount in 'Other short-term benefits' represents payment for services provided before appointment finalised
**Appointed 24/10/2005 Amount in 'Other short-term benefits' represents payment for services provided before appointment finalised
# Retired 18/11/2005
## Retired 03/07/06
### Mr Jansen receives a LAFHA whilst on US Secondment included in 'Other short-term benefits'

**Sims Group Limited**
**Remuneration of Directors and Key Management Personnel**
**30 June 2005**

| | | Short-term employee benefits | | | | Long-term benefits | | | Post employment | | Share based payments | Total |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | Cash Salary & Fees | Non-monetary benefits | Other short-term benefits | STI Bonus | Annual Leave | Long Service Leave | LTI Bonus | Pension / Superannuation | Retirement Benefits | Options | |
| | | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ |
| **Directors** | | | | | | | | | | | | |
| RK Mazoudier | Chairman (non-executive) | 183,573 | - | - | - | | - | - | 16,522 | 95,937 | - | 296,032 |
| GN Brunsdon | Director (non-executive) | 84,345 | - | - | - | | - | - | 7,591 | 35,347 | - | 127,283 |
| AC Copeman | Director (non-executive) | 84,345 | - | - | - | | - | - | - | 42,818 | - | 127,163 |
| JM Feeney | Director (non-executive) | 84,345 | - | - | - | | - | - | 7,591 | 42,818 | - | 134,754 |
| JL Sutcliffe* | Director & Group Chief Executive | 668,630 | 70,500 | - | 1,095,000 | 8,275 | 11,253 | 306,464 | 110,870 | - | 736,539 | 3,007,531 |
| RB Cunningham* | Executive Director Group Finance & Strategy | 466,483 | 36,116 | - | 454,332 | 31,571 | 27,287 | 190,056 | 87,955 | - | - | 1,293,800 |
| **Total Remuneration - Directors** | | 1,571,721 | 106,616 | - | 1,549,332 | 39,846 | 38,540 | 496,520 | 230,529 | 216,920 | 736,539 | 4,986,562 |
| | | | | | | | | | | | | |
| **Key Management Personnel** | | | | | | | | | | | | |
| CR Jansen* | President USA & Asia Pacific | 418,054 | 35,751 | - | 494,388 | 12,494 | 22,229 | 109,217 | 75,495 | - | - | 1,167,628 |
| DR McGree | Group Executive General Manager - Australasia | 372,375 | 28,394 | - | 230,274 | 40,692 | 23,958 | 90,604 | 70,135 | - | - | 856,432 |
| WT Bird | Managing Director - Metals Recycling | 337,700 | - | - | 189,998 | | - | 66,868 | 50,845 | - | - | 645,411 |
| G Davy | Managing Director - Sims Recycling S | 337,700 | - | - | 191,359 | | - | 66,868 | 50,845 | - | - | 646,772 |
| RR Brown | General Manager - NZ | 263,051 | - | - | 72,635 | 1,811 | 3,755 | 37,303 | 46,034 | - | - | 424,589 |
| **Total Remuneration - Key Management Personnel** | | 1,728,880 | 64,145 | - | 1,178,654 | 54,997 | 49,942 | 370,860 | 293,354 | - | - | 3,740,832 |

* Following the successful merger of Sims Group and Hugo Neu Corporation, the special bonus amounts of $500,000, $100,000 and $250,000 were paid to Mr Sutcliffe, Mr Cunningham and Mr Jansen respectively.

*Share-based compensation*

The terms and conditions of each grant of options, rights, or RSUs affecting remuneration in the previous, this or future reporting periods are as follows;

| **Employee Share Plan** | | | | |
|---|---|---|---|---|
| **Grant date** | **Expiry date** | **Exercise price** | **Value per share at grant date ($)** | **Date exercisable** |
| 1 July 2005 | 30 June 2010 | Nil | 5.56 | 30 June 2006 |
| 1 July 2005 | 30 June 2010 | Nil | 6.04 | 30 June 2008 |

| | **Number of LTI shares granted during the year** | | **Number of LTI shares vested during the year** | |
|---|---|---|---|---|
| Name | **2006** | 2005 | **2006** | 2005 |
| **Directors** | | | | |
| J Sutcliffe | **90,517** | Nil | **Nil** | Nil |
| R Cunningham | **11,879** | Nil | **Nil** | Nil |
| **Other Key Management Personnel** | | | | |
| D McGree | **9,427** | Nil | **Nil** | Nil |

| **Performance Rights** | | | | |
|---|---|---|---|---|
| **Grant date** | **Expiry date** | **Exercise price** | **Value per right at grant date ($)** | **Date exercisable** |
| 6 October 2005 J Sutcliffe | 31 October 2010 | Nil | 14.18 | 20% after 31 October 2006; 20% after 31 October 2007; 20% after 31 October 2008; 20% after 31 October 2009; 20% after 31 October 2010 |
| 18 November 2005 R Cunningham | 30 June 2008 | Nil | 14.81 | 50% after 30 June 2007; 50% after 30 June 2008 |

| | **Number of Rights granted during the year** | | **Number of Rights vested during the year** | |
|---|---|---|---|---|
| Name | **2006** | 2005 | **2006** | 2005 |
| **Directors** | | | | |
| J Sutcliffe | **119,913** | Nil | **Nil** | Nil |
| R Cunningham | **29,978** | Nil | **Nil** | Nil |

| **Restricted Stock Units** | | | | |
|---|---|---|---|---|
| **Grant date** | **Expiry date** | **Exercise price** | **Value per right at grant date** | **Date exercisable** |
| 1 November 2005 | 30 June 2009 | Nil | 14.72 | 25% after 30 June 2006; 25% after 30 June 2007; 25% after 30 June 2008; 25% after 30 June 2009 |

| | **Number of RSUs granted during the year** | | **Number of RSUs vested during the year** | |
|---|---|---|---|---|
| Name | **2006** | 2005 | **2006** | 2005 |
| **Key Management Personnel** | | | | |
| CR Jansen | **79,634** | Nil | **19,909** | Nil |

## F. Additional Information (unaudited)

The aggregate level of executive reward takes into account the performance of the consolidated entity over a number of years, with greater emphasis given to the current and prior year. Over the past 5 years, the consolidated entity's profit from ordinary activities after income tax has grown at approximately 39% per annum on average. Shareholder wealth (excluding the effect, which was not considered material, of the Company's buy-back of shares in the financial 2004 year) has grown at approximately 36% per annum on average during the past 5 years. The aggregated average remuneration (excluding 'abnormal' payments) of the Group Chief Executive, the Executive Director Group Finance and Strategy, and the country heads of Australia, United Kingdom, and the United States, has grown at approximately 17% per annum on average during the past 5 years.

*Analysis of short-term incentive entitlements for the year*

| Short-term Incentive Entitlements 2006 | | | |
|---|---|---|---|
| | Maximum that could be earned % of Total Fixed Remuneration | % Payable of maximum that could be earned | % Forfeited |
| **Directors** | | | |
| J Sutcliffe | 70.0 | 97.9 | 2.1 |
| R Cunningham | 60.0 | 100.0 | - |
| **Other Key Management Personnel** | | | |
| CR Jansen | 75.0 | 87.5 | 12.5 |
| D McGree | 50.0 | 98.7 | 1.3 |
| WT Bird | 50.0 | 96.6 | 3.4 |
| G Davy | 50.0 | 99.0 | 1.0 |
| R Brown | 30.0 | 100.0 | - |

*Analysis of long-term and retention incentive entitlements for the year*

| | Cash | | LTI Shares | | Financial year in which LTI share grant vests | Value yet to vest | | Rights /RSUs | | Financial year in which rights / RSUs grant vests | Value yet to vest | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | % Payable | % Forfeited | % Vested | % Forfeited | | Min (1) $ | Max (2) $ | % Vested | % Forfeited | | Min (1) $ | Max (3) $ |
| **Directors** | | | | | | | | | | | | |
| J Sutcliffe | 100.0 | - | nil | - | 2007 | nil | 503,275 | - | - | 2007<br>2008<br>2009<br>2010<br>2011 | nil<br>nil<br>nil<br>nil<br>nil | 340,079<br>340,079<br>340,079<br>340,079<br>340,051 |
| R Cunningham | 100.0 | - | nil | - | 2007 | nil | 66,047 | - | - | 2007<br>2008 | nil<br>nil | 221,987<br>221,987 |
| **Other Key Management Personnel** | | | | | | | | | | | | |
| CR Jansen | 100.0 | - | - | - | - | | | 25.0 | - | 2007<br>2008<br>2009 | nil<br>nil<br>nil | 293,060<br>293,060<br>293,031 |
| D McGree | 100.0 | - | nil | - | 2007 | nil | 52,414 | - | - | - | - | - |
| WT Bird | 100.0 | - | - | - | - | | | - | - | - | - | - |
| G Davy | 100.0 | - | - | - | - | | | - | - | - | - | - |
| R Brown | 100.0 | - | - | - | - | | | - | - | - | - | - |

(1) The minimum value of LTI Shares, Performance Rights and RSUs yet to vest is $nil as the performance criteria may not be met and consequently the Share, Right or RSU may not vest

(2) The maximum value of the LTI Shares that are yet to vest is not determinable as it depends on the market price of shares of the Company on the Australian Stock Exchange at the date the share is exercised. The maximum values presented above represent the weighted fair value of shares granted at grant date. Fair value has been determined with reference to a dividend yield of 5.5%p.a., expected vesting dates and an assessment of the probability of achievement of continuous service and non-market perfomance criteria. Refer Note 27 Notes To Financial Statements.

(3) The maximum value of Performance Rights and RSUs yet to vest is not determinable as it depends on the market price of shares of the Company on the Australian Stock Exchange at the date the Right or RSU is exercised. The maximum values presented above represent the weighted fair value of Performance Rights or RSUs granted at grant date. Fair value has been determined with reference to a dividend yield of 5.5%p.a., expected vesting dates and an assessment of the probability of achievement of continuous service and non-market performance criteria.

For and on behalf of the board:

P K Mazoudier
Chairman

J L Sutcliffe
Group Chief Executive

Sydney
1 September 2006

# SIMS GROUP LIMITED

ABN 69 114 838 630

# FINANCIAL STATEMENTS

# 30 JUNE 2006

## Sims Group Limited

**Income Statements**
**for the year ended 30 June 2006**

| | Notes | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|---|
| **Revenue from continuing operations** | 3 | **3,754,509** | 2,565,603 | **47,617** |
| Other income | 4 | **2,105** | 5,243 | **-** |
| Raw materials and changes in inventories of finished goods | | **(2,471,870)** | (1,625,441) | **-** |
| Freight expense | | **(373,153)** | (249,701) | **-** |
| Employee benefits expense | | **(238,386)** | (191,606) | **(1,271)** |
| Depreciation and amortisation expense | 5 | **(41,505)** | (32,784) | **-** |
| Repairs and maintenance expense | | **(92,415)** | (64,862) | **-** |
| Other expenses from ordinary activities | | **(238,200)** | (118,997) | **-** |
| Finance costs | 5 | **(18,360)** | (5,834) | **-** |
| Share of net profit of associates accounted for using the equity method | 30 | **2,874** | 2,626 | **-** |
| **Profit before income tax** | | **285,599** | 284,247 | **46,346** |
| Income tax (expense) / benefit | 7 | **(88,953)** | (87,216) | **76** |
| **Profit attributable to members of Sims Group Limited** | | **196,646** | 197,031 | **46,422** |

| | | Cents | Cents |
|---|---|---|---|
| Basic earnings per share | 34 | **174.2** | 216.3 |
| Diluted earnings per share | 34 | **173.7** | 216.1 |

Refer note 39(2) for reconciliation of the 2005 income statement between previous AGAAP and AIFRS including the impact on basic and diluted earnings per share for the year ended 30 June 2005.

*The above income statements should be read in conjunction with the accompanying notes.*

# Sims Group Limited

## Balance Sheets
As at 30 June 2006

| | Notes | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|---|
| **ASSETS** | | | | |
| **Current assets** | | | | |
| Cash and cash equivalents | 35 | 15,800 | 46,008 | - |
| Receivables | 8 | 356,019 | 214,194 | 12,428 |
| Inventories | 9 | 333,187 | 150,956 | - |
| Derivative financial instruments | 37 | 903 | - | - |
| | | 705,909 | 411,158 | 12,428 |
| Non-current assets classified as held for sale - land and buildings | 12 | 5,733 | - | - |
| **Total current assets** | | 711,642 | 411,158 | 12,428 |
| **Non-current assets** | | | | |
| Receivables | 8 | - | 5,794 | - |
| Investments accounted for using the equity method | 10 | 21,761 | 10,272 | - |
| Other financial assets | 11 | - | - | 2,507,184 |
| Property, plant and equipment | 12 | 590,668 | 337,687 | - |
| Deferred tax assets | 13 | 34,693 | 23,416 | - |
| Intangible assets | 14 | 579,075 | 110,002 | - |
| **Total non-current assets** | | 1,226,197 | 487,171 | 2,507,184 |
| **Total assets** | | 1,937,839 | 898,329 | 2,519,612 |
| **LIABILITIES** | | | | |
| **Current liabilities** | | | | |
| Payables | 15 | 341,752 | 182,469 | 12,568 |
| Derivative financial instruments | 37 | 1,263 | - | - |
| Current tax liabilities | 17 | 22,343 | 31,627 | 12,352 |
| Provisions | 18 | 20,881 | 15,476 | - |
| **Total current liabilities** | | 386,239 | 229,572 | 24,920 |
| **Non-current liabilities** | | | | |
| Payables | 15 | - | - | 390,963 |
| Borrowings | 16 | 301,459 | 98,946 | - |
| Deferred tax liabilities | 17 | 28,744 | 20,534 | - |
| Provisions | 18 | 19,782 | 9,628 | - |
| Retirement benefit obligations | 19 | 4,830 | 22,193 | - |
| **Total non-current liabilities** | | 354,815 | 151,301 | 390,963 |
| **Total liabilities** | | 741,054 | 380,873 | 415,883 |
| **Net assets** | | 1,196,785 | 517,456 | 2,103,729 |
| **EQUITY** | | | | |
| Contributed equity | 20 | 780,108 | 220,665 | 2,100,764 |
| Reserves | 22 | 77,589 | 26,039 | 2,524 |
| Retained profits | 22 | 339,088 | 270,752 | 441 |
| **Total equity** | 21 | 1,196,785 | 517,456 | 2,103,729 |

Refer note 39(1)(B) for reconciliation of the balance sheet for the year ended 30 June 2005 between previous AGAAP and AIFRS.

*The above balance sheets should be read in conjunction with the accompanying notes.*

## Sims Group Limited

### Statements of Recognised Income and Expense
### for the year ended 30 June 2006

| | Notes | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|---|
| Defined benefit plan actuarial gain / (loss) (net of tax) | 22 | 3,869 | (5,117) | - |
| Gain on revaluation of land and buildings (net of tax) | 22 | 27,465 | 27,876 | - |
| Changes in fair value of cash flow hedges (net of tax) | 22 | 383 | - | - |
| Exchange differences on translation of foreign operations | 22 | 17,764 | (24,699) | - |
| **Net income recognised directly in equity** | | 49,481 | (1,940) | - |
| **Profit for the year** | | 196,646 | 197,031 | 46,422 |
| **Total recognised income and expense for the year** | | 246,127 | 195,091 | 46,422 |

*The above statements of recognised income and expense should be read in conjunction with the accompanying notes*

## Sims Group Limited
### Statements of Cash Flows
### for the year ended 30 June 2006

| | Notes | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Receipts from customers (inclusive of goods and services tax) | | 3,732,075 | 2,682,485 | - |
| Payments to suppliers and employees (inclusive of goods and services tax) | | (3,412,100) | (2,400,591) | - |
| | | 319,975 | 281,894 | - |
| Interest received | | 2,047 | 468 | - |
| Interest paid | | (18,360) | (5,834) | - |
| Dividends received | | - | - | 30,963 |
| Income taxes paid | | (95,091) | (83,721) | - |
| **Net cash inflow from operating activities** | 35 | 208,571 | 192,807 | 30,963 |
| **Cash flows from investing activities** | | | | |
| Payments for property, plant and equipment | | (76,481) | (62,502) | - |
| Loans advanced to associates | | - | (2,027) | - |
| Payments for subsidiaries and businesses | 29 | (28,515) | (54,694) | - |
| Proceeds from sale of property, plant and equipment | | 2,021 | 4,081 | - |
| **Net cash outflow from investing activities** | | (102,975) | (115,142) | - |
| **Cash flows from financing activites** | | | | |
| Proceeds from borrowings | | 337,801 | 178,705 | - |
| Repayment of borrowings | | (363,988) | (112,096) | - |
| Proceeds from issue of shares | | 1,309 | - | - |
| Dividends paid | | (113,292) | (118,412) | (30,963) |
| **Net cash outflow from financing activities** | | (138,170) | (51,803) | (30,963) |
| **Net (decrease) / increase in cash held** | | (32,574) | 25,862 | - |
| **Cash at the beginning of the financial year** | | 46,008 | 20,107 | - |
| Effects of exchange rate changes on cash and cash equivalents | | 2,366 | 39 | - |
| **Cash at the end of the financial year** | 35 | 15,800 | 46,008 | - |

*The above statements of cash flows should be read in conjunction with the accompanying notes*

## Sims Group Limited

**Notes to the financial statements**
**for the year ended 30 June 2006**

## 1 Summary of significant accounting policies

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Sims Group Limited as an individual entity and the consolidated entity consisting of Sims Group Limited and its subsidiaries.

**(a) Basis of preparation**

This general purpose financial report has been prepared in accordance with Australian equivalents to International Financial Reporting Standards (AIFRS), other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the Corporations Act 2001.

Sims Group Limited was incorporated on 20 June 2005 and is the parent company. The financial year of the parent company in these financial statements covers the period from 20 June 2005 to 30 June 2006. No comparative figures exist for the parent company.

Under the terms of a scheme of arrangement entered into between Sims Group Limited and Sims Group Australia Holdings Limited (formerly known as Sims Group Limited) on 31 October 2005, the shareholders in Sims Group Australia Holdings Limited exchanged their shares in that entity for the shares in Sims Group Limited. Under the terms of AASB 3 *Business Combinations*, Sims Group Australia Holdings Limited was deemed to be the acquirer in this business combination. This transaction has therefore been accounted for as a reverse acquisition under AASB 3. Accordingly the consolidated financial statements of Sims Group Limited have been prepared as a continuation of the consolidated financial statements of Sims Group Australia Holdings Limited. Sims Group Australia Holdings Limited, as the deemed acquirer, has acquisition accounted for Sims Group Limited as at 31 October 2005. The comparative information presented in the consolidated financial statements is that of Sims Group Australia Holdings Limited.

*Compliance with IFRSs*

Australian Accounting Standards include AIFRSs. Compliance with AIFRs ensures that the consolidated financial statements and notes of Sims Group Limited comply with International Financial Reporting Standards (IFRSs). The parent entity financial statements and notes also comply with IFRSs except that it has elected to apply the relief provided to parent entities in respect of certain disclosure requirements contained in AASB 132 Financial *Instruments: Presentation and Disclosure*.

*Application of AASB 1 First-time Adoption of Australian Equivalents to International Financial Reporting Standards*

These financial statements are the first Sims Group Limited financial statements to be prepared in accordance with AIFRS. AASB 1 *First time Adoption of Australian Equivalents to International Financial Reporting Standards* has been applied in preparing these financial statements.

Until 30 June 2005 the financial statements had been prepared in accordance with previous Australian Generally Accepted Accounting Principles (AGAAP). AGAAP differs in certain respects from AIFRS. When preparing Sims Group Limited 2006 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the previous AGAAP financial statements to comply with AIFRS. With the exception of financial instruments, the comparative figures were restated to reflect these adjustments. The exemption available under AASB 1 to only apply AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement from 1 July 2005 was taken.

Reconciliations and descriptions of the effect of transition from previous AGAAP to AIFRS on the Group's equity and its net income are given in note 39.

*Historical cost convention*

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative instruments) at fair value through profit or loss and certain classes of property, plant and equipment.

**(b) Principles of consolidation**

*(i) Subsidiaries*

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Sims Group Limited ("company" or "parent entity") as at 30 June 2006 and the results of all subsidiaries for the year then ended. Sims Group Limited and its subsidiaries together are referred to in this financial report as the Group or the consolidated entity.

Subsidiaries are all those entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group (refer to note 1(i))

## 1 Summary of significant accounting policies (continued)

**(b) Principles of consolidation - continued**

Intercompany transactions, balances and unrealised gains on transactions between Group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group

*(ii) Associates*

Associates are all entities over which the Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the investor entities' financial statements using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The Group's investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition (refer note 30).

The Group's share of its associates' post-acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves is recognised in reserves. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity's income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

*(iii) Joint ventures*

Unincorporated joint venture operations

The proportionate interests in the assets, liabilities, income and expenses of joint venture operations have been incorporated in the financial statements under the appropriate headings. Details of the joint ventures are set out in note 31.

**(c) Segment reporting**

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

**(d) Foreign currency translation**

*(i) Functional and presentation currency*

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency'). The consolidated financial statements are presented in Australian dollars, which is Sims Group Limited's functional and presentation currency.

## 1 Summary of significant accounting policies (continued)

**(d) Foreign currency translation - continued**

*(ii) Transactions and balances*

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges.

Translation differences on non-monetary items, such as equities held at fair value through profit or loss, are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the fair value reserve in equity.

*(iii) Group companies*

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

- assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;
- income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
- all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold or borrowings repaid, a proportionate share of such exchange differences is recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

**(e) Revenue recognition**

Sales revenue represents revenue earned from the sale of the consolidated entity's products, net of returns, trade allowances and duties and taxes paid. Sales revenue is recognised when the goods have been despatched to a customer pursuant to a sales order and associated risks have passed to the carrier or customer.

Service revenue principally represents revenue earned from the collection of end-of-life post consumer products for the purpose of product recycling. Service revenue is recognised when the services have been provided. Service revenue received in advance of the service being rendered is deferred.

**(f) Government grants**

Grants from the government are recognised at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognised in the income statement over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the purchase of property, plant and equipment are included in current liabilities as deferred income and are credited to the income statement on a straight line basis over the expected lives of the related assets to which the grant relate.

## 1 Summary of significant accounting policies (continued)

### (g) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in subsidiaries where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

The tax consolidated group formed under the relevant Australian tax consolidation legislation of Sims Group Australia Holdings Limited and its wholly owned Australian subsidiaries has ceased to exist following the scheme of arrangement on 31st October 2005. It is intended to form a new tax consolidated group under which Sims Group Limited will be the head entity from 1st November 2005. The Australian Taxation Office has yet to be notified of this decision. As a consequence the tax values of certain assets of entities in the new consolidated group will be reset. The effect of remeasuring the deferred tax balances to reflect the impact of resetting the tax value of assets has been brought to account in the current financial period.

The head entity, Sims Group Limited, and the subsidiaries in the tax consolidated group continue to account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

In addition to its own current and deferred tax amounts, Sims Group Limited also recognises the current tax liabilities (or assets) arising from subsidiaries in the tax consolidated group.

Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the group Details about the tax funding agreement are disclosed in note 7.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

### (h) Leases

Leases of property, plant and equipment where the Group has assumed substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the lease's inception at the lower of the fair value of the leased property and the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are included in other long term payables. Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under finance leases is depreciated over the shorter of the asset's useful life and the lease term.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Lease income from operating leases is recognised in income on a straight-line basis over the lease term.

### (i) Acquisition of assets

The purchase method of accounting is used to account for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, shares issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange unless, in rare circumstances, it can be demonstrated that the published price at the date of exchange is an unreliable indicator of fair value and that other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill (refer to note 1(s)). If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement, but only after a reassessment of the identification and measurement of the net assets acquired.

## 1 Summary of significant accounting policies (continued)

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity's incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

**(j) Impairment of assets**

Goodwill is tested annually for impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell, and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

**(k) Cash and cash equivalents**

Cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the balance sheet where they are repayable on demand.

**(l) Trade receivables**

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts. Trade receivables are due for settlement no more than 90 days from the date of recognition.

Collectibility of trade receivables is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is the difference between the asset's carrying amount and the estimated future cash flows. The amount of the provision is recognised in the income statement.

**(m) Inventories**

Raw materials and stores, work in progress and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the basis of first-in first-out or weighted average costs. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

**(n) Maintenance and repairs**

Plant of the consolidated entity is required to be overhauled on a regular basis. Overhauls are managed as part of an ongoing major plant cyclical maintenance program The costs of this maintenance are charged as expenses as incurred, except where they relate to the replacement of a component of an asset, in which case the costs are capitalised and depreciated in accordance with note 1(r). Other routine operating maintenance, repair and minor renewal costs are also charged as expenses as incurred.

**(o) Investments and other financial assets**

**From 1 July 2004 to 30 June 2005**

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 only from 1 July 2005. The Group has applied previous AGAAP to the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.

**Adjustments on transition date: 1 July 2005**

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that, with the exception of held-to-maturity investments and loans and receivables which are measured at amortised cost (refer below), fair value is the measurement basis. Changes in fair value are either taken to the income statement or an equity reserve (refer below). At the date of transition (1 July 2005) changes to carrying amounts are taken to retained earnings or reserves.

**From 1 July 2005**

The Group classifies its investments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, and available-for-sale financial assets. The classification depends on the purpose for which the investments were acquired. Management determines the classification of its investments at initial recognition and, in the case of held-to-maturity assets, re-evaluates this designation at each reporting date

## 1 Summary of significant accounting policies (continued)

### (o) Investments and other financial assets - continued

*(i) Financial assets at fair value through profit or loss*

This category has two sub-categories: financial assets held for trading and derivatives designated at fair value through profit or loss on initial recognition. A financial asset is classified as held for trading if acquired principally for the purpose of selling in the short term or if so designated by management. The policy of management is to designate a financial asset as held for trading if there exists the possibility it will be sold in the short term and the asset is subject to frequent changes in fair value. Derivatives are designated at fair value through profit and loss unless they are designated as hedges. Assets in this category are classified as current assets if they are either held for trading or are expected to be realised within 12 months of the balance sheet date.

*(ii) Loans and receivables*

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They arise when the Group provides money, goods or services directly to a debtor with no intention of selling the receivable. They are included in current assets, except for those with maturities greater than 12 months after the balance sheet date which are classified as non-current assets. Loans and receivables are included in receivables in the balance sheet.

*(iii) Held-to-maturity investments*

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group's management has the positive intention and ability to hold to maturity.

*(iv) Available-for-sale financial assets*

Available-for-sale financial assets, comprising principally marketable equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless management intends to dispose of the investment within 12 months of the balance sheet date.

Purchases and sales of investments are recognised on trade-date being the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs for all financial assets not carried at fair value through profit or loss Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Available-for-sale financial assets and financial assets at fair value through profit and loss are subsequently carried at fair value. Loans and receivables and held-to-maturity investments are carried at amortised cost using the effective interest method Realised and unrealised gains and losses arising from changes in the fair value of the 'financial assets at fair value through profit or loss' category are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in the fair value of non monetary securities classified as available-for-sale are recognised in equity in the available-for-sale investments revaluation reserve. When securities classified as available-for-sale are sold or impaired, the accumulated fair value adjustments are included in the income statement as gains and losses from investment securities.

The fair values of quoted investments are based on current bid prices. If the market for a financial asset is not active (and for unlisted securities), the Group establishes fair value by using valuation techniques. These include reference to the fair values of recent arm's length transactions, involving the same instruments or other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the issuer's specific circumstances.

The Group assesses at each balance date whether there is objective evidence that a financial asset or group of financial assets is impaired. In the case of equity securities classified as available for sale, a significant or prolonged decline in the fair value of a security below its cost is considered in determining whether the security is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss - measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit and loss - is removed from equity and recognised in the income statement. Impairment losses recognised in the income statement on equity instruments are not reversed through the income statement.

## 1 Summary of significant accounting policies (continued)

**(p) Derivatives**

**From 1 July 2004 to 30 June 2005**

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The Group has applied previous AGAAP in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. For further information on previous AGAAP refer to the annual report for the year ended 30 June 2005.

**Adjustments on transition date: 1 July 2005**

The nature of the main adjustments to make this information comply with AASB 132 and AASB 139 are that derivatives are measured on a fair value basis. Changes in fair value are either taken to the income statement or an equity reserve (refer below). At the date of transition (1 July 2005) changes in the carrying amounts of derivatives are taken to retained earnings or reserves, depending on whether the criteria for hedge accounting are satisfied at the transition date.

**From 1 July 2005**

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either; (1) hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges).

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items

*(i) Fair value hedge*

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

*(ii) Cash flow hedge*

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, inventory) or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial cost or carrying amount of the asset or liability.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

*(iii) Derivatives that do not qualify for hedge accounting*

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

**(q) Fair value estimation**

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the balance sheet date.

The nominal value less estimated credit adjustments of trade receivables and payables is assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments

The fair value of property, plant and equipment is determined as set out in note 1(r).

## 1 Summary of significant accounting policies (continued)

**(r) Property, plant and equipment**

Land, buildings and leasehold improvements are shown at fair value, based on periodic, but at least triennial, valuations by external independent valuers, less subsequent depreciation for buildings and leasehold improvements. Fair value represents the amounts for which the assets could be exchanged between willing parties in an arms length transaction, based on current prices in an active market for similar properties in the same location and condition. Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset and the net amount is restated to the revalued amount of the asset. All other property, plant and equipment is stated at historical cost less depreciation Historical cost includes expenditure that is directly attributable to the acquisition of the items. Cost may also include transfers from equity of any gains/losses on qualifying cash flow hedges of foreign currency purchases of property, plant and equipment.

Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Increases in the carrying amounts arising on revaluation of land and buildings are credited to the asset revaluation reserve in shareholders' equity. To the extent that the increase reverses a decrease previously recognised in profit or loss, the increase is first recognised in profit and loss. Decreases that reverse previous increases of the same asset are first charged against revaluation reserves directly in equity to the extent of the remaining reserve attributable to the asset; all other decreases are charged to the income statement.

Land is not depreciated. Depreciation on other assets is calculated using the straight line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives, as follows:

| | |
|---|---|
| - Buildings | 25-40 years |
| - Plant and equipment | 3-14 years |

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount (note 1(j)).

Gains and losses on disposals are determined by comparing proceeds with carrying amounts. These are included in the income statement. When revalued assets are sold, it is Group policy to transfer the amounts included in other reserves in respect of those assets to retained earnings.

**(s) Intangible assets**

*(i) Goodwill*

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary/associate at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill on acquisition of associates is included in investments in associates. Goodwill acquired in business combinations is not amortised. Instead, goodwill is reviewed for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, and is carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing.

**(t) Trade and other payables**

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition

**(u) Borrowings**

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method. Borrowings are classified as non-current liabilities

**(v) Borrowing costs**

Borrowing costs incurred for the construction of any qualifying asset are capitalised during the period of time that is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the entity's outstanding borrowings during the year. There were no interest costs capitalised for the construction of any qualifying asset during the year.

Sims Group Limited

Notes to the financial statements
for the year ended 30 June 2006

## 1 Summary of significant accounting policies (continued)

**(w) Provisions**

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small

**(x) Employee benefits**

Sims Group has made an election in accordance with subsection 334(5) of the Corporations Act to adopt AASB 119 *Employee Benefits (January 2006)* which will apply to the financial year ended 30 June 2006.

*(i) Wages and salaries, annual leave and sick leave*

Liabilities for wages and salaries, including non-monetary benefits, annual leave and accumulating sick leave expected to be settled within 12 months of the reporting date are recognised in other payables in respect of employees' services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled. Liabilities for non-accumulating sick leave are recognised when the leave is taken and measured at the rates paid or payable.

*(ii) Long service leave*

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

*(iii) Retirement benefit obligations*

All employees of the Group are entitled to benefits on retirement, disability or death from the Group's superannuation plans. The Group has a defined benefit section and a defined contribution section within its plans. The defined benefit section provides defined lump sum benefits based on years of service and final average salary. The defined contribution section receives fixed contributions from Group companies and the Group's legal or constructive obligation is limited to those contributions.

A liability or asset in respect of defined benefit superannuation plans is recognised in the balance sheet, and is measured as the present value of the defined benefit obligation at the reporting date plus unrecognised actuarial gains (less unrecognised actuarial losses) less the fair value of the superannuation fund's assets at that date and any unrecognised past service cost. The present value of the defined benefit obligation is based on expected future payments which arise from membership of the fund to the reporting date, calculated annually by independent actuaries using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.

Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity.

Past service costs are recognised immediately in income, unless the changes to the superannuation fund are conditional on the employees remaining in service for a specified period of time (the vesting period). In this case, the past service costs are amortised on a straight-line basis over the vesting period.

Future taxes that are funded by the entity and are part of the provision of the existing benefit obligation (eg taxes on investment income and employer contributions) are taken into account in measuring the net liability or asset.

Contributions to the defined contribution fund are recognised as an expense as they become payable. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

*(iv) Share-based payments*

Share-based compensation benefits are provided to employees via the Sims Group Employee Option Plan and an employee share scheme.

*Share options granted before 7 November 2002 and/or vested before 1 January 2005*

No expense is recognised in respect of the options or shares issued to employees for nil consideration. Shares issued following the exercise of options are recognised at that time and the proceeds received allocated to share capital.

*Share options granted after 7 November 2002 and vested after 1 January 2005*

The fair value of options granted under the Sims Group Employee Option Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which employees become unconditionally entitled to the options

The fair value at grant date is independently determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option

## Sims Group Limited

**Notes to the financial statements**
**for the year ended 30 June 2006**

## 1 Summary of significant accounting policies (continued)

### (x) Employee benefits - continued

The fair value of the options granted excludes the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable The employee benefit expense recognised each period takes into account the most recent estimate.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

The market value of shares issued to employees for no cash consideration under the employee share scheme is recognised as an employee benefits expense with a corresponding increase in equity when the employees become entitled to the shares.

*(v) Profit-sharing and bonus plans*

The Group recognises a liability and an expense for bonuses and profit-sharing based on a formula that takes into consideration the profit attributable to the company's shareholders after certain adjustments. The Group recognises a provision where contractually obliged to do so or where there is a past practice that has created a constructive obligation.

### (y) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

### (z) Dividends

Provision is made for the amount of any dividend determined or declared on or before the end of the year but not distributed at balance date

### (aa) Earnings per share

*(i) Basic earnings per share*

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the year, adjusted for bonus elements in ordinary shares issued during the year.

*(ii) Diluted earnings per share*

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

### (ab) Financial instrument transaction costs

The Group has taken the exemption available under AASB 1 to apply AASB 132 and AASB 139 from 1 July 2005. The Group has applied previous Australian GAAP (AGAAP) in the comparative information on financial instruments within the scope of AASB 132 and AASB 139. Under previous AGAAP transaction costs were excluded from the amounts disclosed in the financial statements. Under AIFRS such costs are included in the carrying amounts. At the date of transition to AASB 132 and AASB 139 the adjustment to carrying amounts for the Group was immaterial.

### (ac) Business combinations

The Group has elected to apply the exemption in AASB 1 *First-time Adoption of Australian Equivalents to International Financial Reporting Standards* not to apply AASB 3 *Business Combinations* retrospectively to past business combinations (business combinations that occurred before the date of transition to AIFRS).

### (ad) Rounding of amounts

The company is of a kind referred to in Class order 98/0100, issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the financial report Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest thousand dollars, or in certain cases, the nearest dollar.

## 2 Financial risk management

The Group's activities expose it to a variety of financial risks; market risk (including currency risk, fair value interest rate risk and price risk), credit risk, liquidity risk and cash flow interest rate risk. The Group's overall risk management program recognises the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. The Group uses derivative financial instruments such as foreign exchange contracts, commodity hedges and interest rate swaps to hedge certain risk exposures.

Risk management is carried out by the Group's treasury officers persuant to policies approved by the Board of Directors. Treasury identifies, evaluates and hedges financial risks in close cooperation with the operating units. The Board provides written principles for overall risk management, as well as written policies covering specific areas, such as mitigating foreign exchange, commodity price risk, interest rate and credit risks, use of derivative financial instruments and investing excess liquidity.

**(a) Market risk**

*(i) Foreign exchange risk*

Foreign exchange risk arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the entity's functional currency. The Group operates internationally and is exposed to foreign exchange risk arising from currency exposures to the US Dollar, Great British Pound, Euro and New Zealand Dollars. Forward contracts, transacted by Treasury, are used to manage foreign exchange risk. Treasury is responsible for managing exposures in each foreign currency by using external forward currency contracts.

The Group's risk management policy is to hedge anticipated transactions in foreign currencies for periods up to 12 months. Projected sales qualify as "highly probable" forecast transactions for hedge accounting purposes.

*(ii) Price risk*

The Group is exposed to commodity price risk. This arises from the holding of inventory which is recorded in accordance with accounting policy set out in note 1(m). The Group's risk management policy is to hedge as and when it is deemed appropriate, the inventories of copper, nickel and nickel alloy commodities by the use of commodity hedge contracts.

*(iii) Fair value interest rate risk*

Refer to (d) below.

**(b) Credit risk**

The Group has no significant concentrations of credit risk. The Group has policies in place to ensure that sales of products and services are made to customers with an acceptable credit history. Derivative counterparties and cash transactions are limited to high credit quality financial institutions.

**(c) Liquidity risk**

Prudent liquidity risk management implies maintaining sufficient cash and cash equivalents, the availability of funding through an adequate amount of committed credit facilities and the ability to close-out market positions. Due to the dynamic nature of the underlying businesses, Treasury aims at maintaining flexibility in funding by keeping committed credit lines available.

**(d) Cash flow and fair value interest rate risk**

As the Group has no significant interest-bearing assets, the Group's income and operating cash flows are substantially independent of changes in market interest rates.

The Group's interest-rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest-rate risk. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk The Group has not entered into floating to fixed interest rate swaps during the financial year.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **3 Revenue** | | | |
| Sales revenue | | | |
| Sale of goods | 3,605,135 | 2,478,694 | - |
| Services | 147,272 | 86,353 | |
| | 3,752,407 | 2,565,047 | - |
| Other revenue | | | |
| Interest | 2,047 | 468 | - |
| Dividends | - | - | 46,600 |
| Management fees | - | - | 1,017 |
| Rents | 55 | 88 | - |
| | 2,102 | 556 | 47,617 |
| | 3,754,509 | 2,565,603 | 47,617 |

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **4 Other income** | | | |
| Net gain on disposal of property, plant and equipment | - | 2,794 | - |
| Insurance recovery | 107 | 518 | - |
| Net revaluation losses reversed in the profit and loss | 1,188 | 1,917 | - |
| Net foreign exchange gains | - | 14 | - |
| Government grants | 810 | - | - |
| | 2,105 | 5,243 | - |

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **5 Expenses** | | | |
| **Profit before income tax includes the following specific expenses:** | | | |
| Depreciation | | | |
| Buildings | 2,815 | 1,954 | - |
| Plant and equipment | 35,984 | 29,588 | - |
| Total depreciation | 38,799 | 31,542 | - |
| Amortisation | | | |
| Leasehold improvements | 2,706 | 1,242 | - |
| Total depreciation and amortisation | 41,505 | 32,784 | - |
| Interest and finance charges paid/payable | 18,360 | 5,834 | - |
| Net loss on disposal of property, plant and equipment | 705 | - | - |
| Rental expenses relating to operating leases | 20,395 | 11,036 | - |
| Net foreign exchange losses | 34 | - | - |
| Defined contribution superannuation expense | 4,448 | 4,032 | - |
| Research and development | 1,380 | 1,078 | - |

## 6 Remuneration of auditors

| | Consolidated 2006 $ | Consolidated 2005 $ | Parent entity 2006 $ |
|---|---|---|---|
| **Assurance Services** | | | |
| **1. Audit services** | | | |
| Fees paid and payable to PricewaterhouseCoopers Australian Firm | | | |
| Audit and review of financial reports and other work under the Corporations Act 2001 | 432,000 | 342,500 | - |
| Fees paid to related practices of PricewaterhouseCoopers Australian Firm | | | |
| Audit and review of financial reports | 693,635 | 381,540 | - |
| **Total remuneration for audit services** | 1,125,635 | 724,040 | - |
| **2. Other Assurance services** | | | |
| Fees paid and payable to PricewaterhouseCoopers Australian Firm | | | |
| Other audit related services | 125,500 | - | - |
| Due diligence services | 120,676 | 1,368,122 | - |
| Fees paid to related practices of PricewaterhouseCoopers Australian Firm | | | |
| Due diligence services | - | 749,202 | - |
| **Total remuneration for other assurance services** | 246,176 | 2,117,324 | - |
| **Total remuneration for assurance services** | 1,371,811 | 2,841,364 | - |
| **Taxation services** | | | |
| Fees paid and payable to PricewaterhouseCoopers Australian Firm | | | |
| Tax compliance services including review of company income tax returns | 175,300 | 67,787 | - |
| Tax advice on acquisitions | - | 7,400 | - |
| Tax consulting and advice | 270,039 | 29,550 | - |
| Fees paid to related practices of PricewaterhouseCoopers Australian Firm | | | |
| Tax compliance services including review of company income tax returns | 11,584 | 27,039 | - |
| **Total remuneration for taxation services** | 456,923 | 131,776 | - |
| Fees paid to auditors other than PricewaterhouseCoopers or its related practices | | | |
| Audit and review of the financial reports of joint ventures and other entities in the consolidated entity and other work under the Corporations Act 2001 | 18,353 | 25,445 | - |

It is Sims Group Limited's policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers' expertise and experience with Sims Group Limited are important. These assignments are principally for tax advice and due diligence on acquisitions, or where PricewaterhouseCoopers are awarded assignments on a competitive basis.

## 7 Income tax

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **(a) Income tax expense** | | | |
| Current tax | 80,271 | 87,445 | (76) |
| Deferred tax | 9,821 | 2,011 | - |
| (Over)/under provision in prior years | (1,139) | (2,240) | - |
| | 88,953 | 87,216 | (76) |
| **(b) Numerical reconciliation of income tax expense to prima facie tax payable** | | | |
| Tax at the Australian tax rate of 30% (2005: 30%) | 85,680 | 85,274 | 13,904 |
| Tax effect of permanent differences: | | | |
| Non-deductible amortisation and depreciation | (134) | (357) | - |
| Expenses not allowable | 903 | 1,830 | - |
| Research and development | (90) | - | - |
| Non assessable income | (373) | (556) | - |
| Losses not tax effected | 33 | - | - |
| Dividend received from subsidiaries | - | - | (13,980) |
| Extra territorial income tax credit | (3,102) | (984) | - |
| Share of net profit of associates | (862) | (788) | - |
| Income tax adjusted for permanent differences | 82,055 | 84,419 | (76) |
| Difference in overseas tax rates | 8,739 | 6,659 | - |
| Utilisation of group losses not previously recognised | (702) | (1,622) | - |
| (Over)/under provision in prior years | (1,139) | (2,240) | - |
| Income tax expense / (benefit) | 88,953 | 87,216 | (76) |

**(c) Amounts recognised directly in equity**

Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Net deferred tax | | | |
| Arising on equity movements in the current period | 6,937 | 11,344 | - |
| Adjustments on formation of the new Australian tax consolidated group | (9,552) | - | - |
| | (2,615) | 11,344 | - |

**(d) Tax losses**

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Unused tax losses for which no deferred tax asset has been recognised | 6,539 | 8,588 | - |
| Potential tax benefit @ 30% | 1,962 | 2,576 | - |

**Tax consolidation legislation**

The tax consolidated group formed under the relevant tax consolidation legislation of Sims Group Australia Holdings Limited and its wholly owned Australian subsidiaries has ceased to exist following the scheme of arrangement on 31st October 2005. A new tax consolidated group under which Sims Group Limited is the head entity was formed on 1st November 2005. The Australian Taxation Office has yet to be notified of this decision. As a consequence the tax values of certain assets of entities in the new consolidated group will be reset The effect of remeasuring the deferred tax balances to reflect the impact of resetting the tax value of assets has been brought to account in the current financial period. The accounting policy in relation to the tax consolidation legislation is set out in note 1(g).

The entities in the new tax consolidated group have entered into a tax sharing and funding agreement. Under the terms of this agreement, the wholly-owned entities reimburse Sims Group Limited in full for any current tax payable by Sims Group Limited arising in respect of their activities. The reimbursements are payable at the same time as the associated income tax liability falls due and has therefore been recognised as a current tax-related receivable by Sims Group Limited. The tax sharing agreement is also a valid agreement under the tax consolidation legislation and limits the joint and several liability of the wholly-owned entities in the case of a default by Sims Group Limited.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|

## 8 Receivables

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **Current** | | | |
| Trade receivables | 307,266 | 176,537 | - |
| Provision for doubtful receivables | (3,051) | (2,055) | - |
| | 304,215 | 174,482 | - |
| Other receivables and deferred expenses | 31,559 | 28,212 | - |
| Prepayments | 20,245 | 11,500 | - |
| Net tax-related amounts receivable from subsidaries | - | - | 12,428 |
| | 356,019 | 214,194 | 12,428 |
| **Non-current** | | | |
| Other receivables and deferred expenses | - | 5,794 | - |
| | - | 5,794 | - |

Further information relating to related parties and directors is set out in note 32 and details of interest rates, credit risk and fair values is set out in note 38.

**(a) Bad and doubtful trade receivables**

The Group has recognised a loss of $0.986m (2005: $1.630m) in respect of bad and doubtful trade receivables during the year ended 30 June 2006. The loss has been included in 'other expenses' in the income statement.

**(b) Other receivables**

These amounts generally arise from transactions outside the usual operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally obtained.

**(c) Net tax-related amounts receivable from subsidiaries**

Refer to note 7 for details about tax sharing and compensation agreements.

## 9 Inventory

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Raw materials at net realisable value | 97,770 | 61,284 | - |
| Stores and spare parts at net realisable value | 22,036 | 12,706 | - |
| Finished goods at net realisable value | 213,381 | 76,966 | - |
| | 333,187 | 150,956 | - |

**(a) Inventory expense**

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Inventories recognised as expense during the year amounted to: | 2,553,257 | 1,698,053 | - |
| Write-downs of inventories to net realisable value recognised as an expense and included in 'raw materials and consumables used' in the income statement during the year amounted to: | 297 | 3,873 | - |

## 10 Investments accounted for using the equity method

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Shares in associates (note 30) | 21,781 | 10,272 | - |

## 11 Other financial assets

**Other (non-traded) investments**

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Shares in subsidiaries (note 29) | - | - | 2,507,184 |

## 12 Property, plant and equipment

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **Freehold land** | | | |
| Fair value | 228,803 | 111,057 | - |
| **Buildings** | | | |
| Fair value | 65,923 | 47,367 | - |
| **Leasehold improvements** | | | |
| Fair value | 27,438 | 15,961 | - |
| **Plant and equipment** | | | |
| Cost | 499,228 | 367,639 | - |
| Accumulated depreciation | (308,934) | (217,230) | - |
| | 190,294 | 150,409 | - |
| **Capital work in progress - cost** | 78,210 | 12,893 | - |
| | 590,668 | 337,687 | - |
| **Non-current assets classified as held for sale - land and buildings** | | | |
| Land | 1,310 | - | - |
| Buildings | 4,423 | - | - |
| | 5,733 | - | - |

Land and buildings which are classified as held for sale pursuant to a signed sales contract are carried at fair value net of selling costs. The sale of these is expected to be completed during the next financial year. No profit is expected to arise on the sale.

**Valuations of freehold land, buildings and leasehold improvements**

The valuation basis of land, building and leasehold improvements is fair value being the amounts for which the assets could be exchanged between willing parties in an arms length transaction, based on current prices in an active market for similar properties in the same location and condition. The 2006 valuations were made by the directors as at 30 June 2006. The directors assessment of the valuations was based on a combination of independent valuer reports and appraisals, recent transaction prices and local market knowledge. The 30 June 2005 valuations were based on independent assessments.

**Carrying amounts that would have been recognised if land and buildings were stated at cost**

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **Freehold land** | | | |
| Cost | 91,350 | 69,125 | - |
| **Buildings including leasehold improvements** | | | |
| Cost | 132,013 | 49,567 | - |
| Accumulated depreciation | (42,845) | (12,005) | - |
| | 89,168 | 37,562 | - |

## Sims Group Limited

**Notes to the financial statements for the year ended 30 June 2006**

## 12 Property, plant and equipment (continued)

| Reconciliation of movements - 2006 | Freehold Land $'000 | Buildings $'000 | Leasehold Improvements $'000 | Plant & Equipment $'000 | Capital Work In Progress $'000 | Total $'000 |
|---|---|---|---|---|---|---|
| **Consolidated** | | | | | | |
| Opening net book amount at 1 July 2005 | 111,057 | 47,367 | 15,961 | 150,409 | 12,893 | 337,687 |
| Additions | 2,021 | 7,931 | 2,797 | 42,796 | 20,936 | 76,481 |
| Disposals | - | (1,093) | - | (1,633) | - | (2,726) |
| Classified as held for sale or transfers | (1,188) | (4,613) | 231 | 3,251 | (3,414) | (5,733) |
| Depreciation/amortisation expense (note 5) | - | (2,815) | (2,706) | (35,984) | - | (41,505) |
| Acquisition due to purchase of subsidiaries and businesses | 102,303 | 8,077 | 10,852 | 28,549 | 48,026 | 197,807 |
| Revaluation increments recognised in asset revaluation reserve (note 22) | 13,097 | 9,989 | - | - | - | 23,086 |
| Revaluation losses reversed in the profit and loss account | 1,188 | - | - | - | - | 1,188 |
| Foreign currency exchange differences | 325 | 1,080 | 303 | 2,906 | (231) | 4,383 |
| Closing net book amount at 30 June 2006 | 228,803 | 65,923 | 27,438 | 190,294 | 78,210 | 590,668 |

| Reconciliation of movements - 2005 | Freehold Land $'000 | Buildings $'000 | Leasehold Improvements $'000 | Plant & Equipment $'000 | Capital Work In Progress $'000 | Total $'000 |
|---|---|---|---|---|---|---|
| **Consolidated** | | | | | | |
| Opening net book amount at 1 July 2004 | 69,185 | 31,748 | 8,124 | 137,697 | 15,001 | 261,755 |
| Additions | 357 | 2,262 | 6,158 | 38,283 | 14,833 | 61,893 |
| Disposals | (800) | - | - | (487) | - | (1,287) |
| Transfers | 324 | 4,881 | 3,298 | 8,068 | (16,571) | - |
| Depreciation/amortisation expense (note 5) | - | (1,954) | (1,242) | (29,588) | - | (32,784) |
| Acquisition due to purchase of subsidiaries and businesses | 8,735 | 6,911 | - | 6,556 | - | 22,202 |
| Write-off assets in a joint venture | - | - | - | (1,371) | (54) | (1,425) |
| Revaluation increments recognised in asset revaluation reserve (note 22) | 35,641 | 5,312 | 257 | - | - | 41,210 |
| Revaluation losses reversed in the profit and loss | 1,337 | 580 | - | - | - | 1,917 |
| Foreign currency exchange differences | (3,722) | (2,373) | (634) | (8,749) | (316) | (15,794) |
| Closing net book amount at 30 June 2005 | 111,057 | 47,367 | 15,961 | 150,409 | 12,893 | 337,687 |

## 13 Deferred tax assets

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **Non-current** | | | |
| The balance comprises temporary differences attributed to: | | | |
| *Amounts recognised in profit or loss* | | | |
| Doubtful debts | 3,382 | 617 | - |
| Accrued expenses | 660 | 4,063 | - |
| Property, plant and equipment | 2,935 | 3,311 | - |
| Provisions | 12,007 | 7,637 | - |
| Retirement benefit obligations | 3,059 | 5,002 | - |
| Other | 12,424 | 796 | - |
| | 34,467 | 21,426 | - |
| *Amounts recognised directly in equity* | | | |
| Retirement benefit obligations | (62) | 1,990 | |
| Cash flow hedges | 288 | - | - |
| Net deferred tax assets | 34,693 | 23,416 | - |

## 13 Deferred tax assets (continued)

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Movements: | | | |
| Opening balance at 1 July | 23,416 | 18,953 | - |
| Change on adoption of AASB 132 and AASB 139 (note 1) | 195 | - | - |
| Credited/(charged) to the income statement (note 7) | (3,021) | (1,088) | - |
| Credited/(charged) to equity (note 22) | (1,959) | 1,990 | - |
| Acquisition of subsidiary (note 29) | 16,062 | 3,561 | - |
| Closing balance as at 30 June | 34,693 | 23,416 | - |

## 14 Intangibles

| | 2006 | 2005 | Parent 2006 |
|---|---|---|---|
| Goodwill | 579,075 | 110,002 | - |

**(a) Reconciliation of consolidated movements**

| | | | |
|---|---|---|---|
| Opening net book amount at 1 July | 110,002 | 73,360 | - |
| Additions | - | 27 | - |
| Acquisition due to purchase of subsidiaries and businesses note 29 | 459,244 | 46,258 | - |
| Foreign currency exchange differences | 9,829 | (9,643) | - |
| Closing net book amount at 30 June | 579,075 | 110,002 | - |

**(b) Impairment test for goodwill**

Goodwill is allocated to the Group's cash generating units (CGU's) identified according to country of operation.

A segment-level summary of the goodwill allocation is presented below.

| | | |
|---|---|---|
| Australia | 8,290 | 8,290 |
| North America | 486,102 | 20,897 |
| Europe | 84,195 | 80,266 |
| New Zealand | 488 | 549 |
| | 579,075 | 110,002 |

The recoverable amount of all CGUs is determined based on value-in-use calculations. These calculations use a five year cash flow projection based on the 2007 financial budget approved by management plus an extrapolated four year forecast. Each of the four years forecast is based on the average of the previous five years actual results (2002-2006) and the 2007 financial budget using a nil growth rate. A terminal value is included in the final year of the cash flow calculation using an earnings multiple appropriate to the industry. The cash flows are discounted using an after tax weighted average cost of capital of 12% The key assumptions used by management relate to expected commodity prices and forecast sales volumes of key products for the next 12 months. These assumptions reflect past experience. The method and key assumptions are the same as used in the preceding year.

## 15 Payables

| | | | |
|---|---|---|---|
| **Current** | | | |
| Trade creditors | 243,931 | 136,894 | - |
| Other creditors | 90,697 | 37,891 | 12,568 |
| Deferred income | 7,124 | 7,684 | - |
| | 341,752 | 182,469 | 12,568 |
| **Non-current** | | | |
| Amounts payable to subsidiaries | - | - | 390,963 |

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|

## 16 Borrowings

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **Non-current (unsecured)** | | | |
| Bank loans | 301,459 | 98,946 | - |

Unsecured bank loans are subject to guarantees/cross guarantees and indemnities (as appropriate) from the parent entity and some of its subsidiaries Further information relating to interest rates and fair values is set out in note 38.

**Financing arrangements**

Entities in the consolidated group have access to the following credit standby arrangements :

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Unsecured global multi-currency/multi-option loan facilities. | 628,307 | 379,269 | - |
| Amount of credit unused | 326,848 | 278,178 | - |

Unsecured global multi-currency/multi-option loan facilities are provided by a number of the Group's bankers. The loan facilities are subject to annual reviews and have maturity profiles of between 1 and 3 years.

## 17 Tax liabilities

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **Current** | | | |
| Income tax | 22,343 | 31,627 | 12,352 |
| **Non-current** | | | |
| Deferred income tax | | | |
| The balance comprises temporary differences attributable to: | | | |
| *Amounts recognised in profit or loss* | | | |
| Prepayments | 673 | 715 | - |
| Inventories | 1,716 | 1,695 | - |
| Depreciation | 11,449 | 3,047 | - |
| Other | 5,951 | 1,743 | - |
| | 19,789 | 7,200 | - |
| *Amounts recognised directly in equity* | | | |
| Revaluation of property plant and equipment | 8,955 | 13,334 | - |
| Net deferred tax liability | 28,744 | 20,534 | - |
| Movements: | | | |
| Opening balance at 1 July | 20,534 | 6,277 | - |
| Charged/(credited) to the income statement (note 7) | 6,800 | 923 | - |
| Charged/(credited) to equity (note 22) | (4,379) | 13,334 | - |
| Acquisition of subsidiary (note 29) | 5,789 | - | - |
| Closing balance as at 30 June | 28,744 | 20,534 | - |

## 18 Provisions

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **Current** | | | |
| Employee entitlements | 17,907 | 14,266 | - |
| Other | 2,974 | 1,210 | - |
| | 20,881 | 15,476 | - |
| **Non-current** | | | |
| Employee entitlements | 9,236 | 9,207 | - |
| Environmental compliance | 10,546 | 421 | - |
| | 19,782 | 9,628 | - |

**Movements in provisions**
Movements in each class of provision during the financial year are set out below.

| | CURRENT | | NON CURRENT | |
|---|---|---|---|---|
| | Employee Entitlements $'000 | Other $'000 | Environmental Compliance $'000 | Employee Entitlements $'000 |
| **Consolidated - 2006** | | | | |
| Carrying amount at start of year | 14,266 | 1,210 | 421 | 9,207 |
| Reclassifications | 45 | - | 1,340 | 71 |
| Additional provisions recognised / (written back) | 13,487 | 5,349 | - | 893 |
| Payments | (11,085) | (3,586) | - | (932) |
| Purchase of subsidiary | 1,156 | - | 8,790 | - |
| Foreign currency exchange differences | 38 | 1 | 98 | (3) |
| Carrying amount at end of year | 17,907 | 2,974 | 10,649 | 9,236 |

Other current provisions include estimates of claims against Sims Group Limited in relation to stevedoring delays and material quality for ferrous exports. These claims are expected to be settled in the next financial year.

The environmental compliance provision is an estimate of costs for property remediation that will be required in the future. It is not expected that these costs will be incurred in the next financial year.

## 19 Retirement benefit obligations

### (a) Superannuation plans

All employees of the Group are entitled to receive benefits from the Group's superannuation plans on retirement, disability or death. Three of the Group's plans each have a defined benefit section. The defined benefit sections provides lump sum benefits based on years of service and final average salary All other plans receive fixed contributions from Group companies and the Group's legal or constructive obligation is limited to those contributions.

The following sets out details in respect of the defined benefits sections only.

### (b) Balance sheet amounts

The amounts recognised in the balance sheet are determined as follows:

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Present value of the defined benefit obligation | 87,062 | 82,913 | - |
| Fair value of defined benefit plan assets | (82,424) | (61,439) | - |
| Net liability before adjustment for contributions tax | 4,638 | 21,474 | - |
| Adjustment for contributions tax | 192 | 719 | - |
| **Net liability in the balance sheet** | 4,830 | 22,193 | - |

The Group has no legal obligation to settle this liability with either an immediate contribution or additional one off contributions. The Group intends to contribute to the defined benefit section of the plans at percentage rates of salaries in line with the actuaries latest recommendations as set out in note 19(g).

### (c) Categories of plan assets

The major categories of plan assets are as follows:

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Cash | 1,120 | 2,338 | - |
| Equity instruments | 38,080 | 32,159 | - |
| Debt instruments | 20,881 | 11,048 | - |
| Property | 10,822 | 5,021 | - |
| Other assets | 11,521 | 10,873 | - |
| | 82,424 | 61,439 | - |

### (d) Reconciliations

*Reconciliation of the present value of the defined benefit obligation, which is partly funded:*

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Balance at the beginning of the year | 82,913 | 57,964 | - |
| Current service cost | 3,168 | 2,244 | - |
| Interest cost | 3,866 | 3,036 | - |
| Actuarial gains and losses | (2,602) | 9,687 | - |
| Benefits paid | (1,756) | (2,460) | - |
| Contributions paid by members | 377 | 316 | - |
| Acquired in business combinations | - | 15,297 | - |
| Foreign currency exchange differences | 1,096 | (3,171) | - |
| Balance at the end of the year | 87,062 | 82,913 | - |

*Reconciliation of the fair value of plan assets:*

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Balance at the beginning of the year | 61,439 | 45,433 | - |
| Expected return on plan assets | 4,472 | 3,277 | - |
| Actuarial gains and losses | 3,319 | 2,580 | - |
| Contributions by Group companies | 13,677 | 3,820 | - |
| Contributions paid by members | 536 | 496 | - |
| Benefits paid | (1,756) | (2,460) | - |
| Acquired in business combinations | - | 10,417 | - |
| Foreign currency exchange differences | 737 | (2,124) | - |
| Balance at the end of the year | 82,424 | 61,439 | - |

## 19 Retirement benefit obligations (continued)

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **(e) Amounts recognised in income statement** | | | |
| Current service cost | 3,168 | 2,244 | - |
| Interest cost | 3,866 | 3,036 | - |
| Expected return on plan assets | (4,472) | (3,277) | - |
| Total included in employee benefits expense | 2,562 | 2,003 | - |
| Actual return on plan assets | 7,791 | 5,857 | - |

**(f) Principal actuarial assumptions**

The principal actuarial assumptions used (expressed as weighted averages) were as follows:

| | 2006 | 2005 |
|---|---|---|
| *Australia* | | |
| Discount rate | 4.8% | 4.3% |
| Expected return on plan assets | 8.0% | 8.0% |
| Future salary increases | 5.0% | 5.0% |
| *United Kingdom* | | |
| Discount rate | 5.0% | 5.8% |
| Expected return on plan assets | 5.7% | 6.5% |
| Future salary increases | 4.3% | 4.5% |
| *Europe* | | |
| Discount rate | 4.5% | 4.0% |
| Expected return on plan assets | 4.5% | 4.0% |
| Future salary increases | 3.0% | 3.0% |

The expected rate of return on plan assets has been based on historical and future expectations of returns for each of the major categories of asset classes as well as the expected and actual allocation of plan assets to these major categories. This basis resulted in the selection of the weighted average returns of plan assets for each of the defined by defined benefit plans as set out above.

## 19 Retirement benefit obligations (continued)

**(g) Employer Contributions**

Employer contributions to the defined benefit section of the plans are based on recommendations by the plans' actuary. Actuarial assessments are made at no more than one yearly intervals, and the last such assessment was made as at 30 June 2006.

**Australia**

The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuaries have adopted a method of funding benefits known as the aggregate funding method. This funding method seeks to have benefits funded by means of a total contribution which is expected to be a constant percentage of members' salaries over their working lifetimes

Using the funding method described above and particular actuarial assumptions as to the plan's future experience (as detailed below), the actuary recommended in their review as at 30 June 2006, a contribution amount that would be sufficient to meet the company's obligations to the defined benefit scheme. Total employer contributions expected to be paid by Group companies for the year ending 30 June 2007 are $1.794m (parent entity: $Nil).

This contribution has been adopted by the Group and represents an increase of 1.24% of the Group's contributions from that previously used

The economic assumptions used by the actuaries to make the funding recommendations (depending on the fund) were a long term investment earning rate of 8.0% pa (net of fees and taxes), a salary increase rate of 5.0% pa together with an age related promotional scale, and an inflation rate of 4.8% pa

**United Kingdom**

The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuary has adopted a method of funding benefits known as the attained age method. This seeks to have future benefit accrual funded by means of a contribution which is expected to be a constant percentage of members' salaries over their working lifetimes.

Using the funding method described above and particular actuarial assumptions as to the plan's future experience (as detailed below), employer contributions have been paid at the rate of 35.7% of members' total pensionable earnings less member contributions following completion of the 2003 actuarial valuation.

Following an informal review carried out by the company's actuarial advisers as at 6 April 2005, an additional employer contribution of $9.590m was paid in October 2005 in order to eliminate the plan's shortfall. Total employer contributions expected to be paid for the year ending 30 June 2007 are approximately $1.678m.

The economic assumptions used by the actuary for funding purposes used to make the funding recommendations were a long term investment return of 6.5% pa, a salary increase rate of 4% pa, and an inflation rate of 2.5% pa

## 19 Retirement benefit obligations (continued)

### (g) Employer Contributions (continued)

**Europe**

The objective of funding is to ensure that the benefit entitlements of members and other beneficiaries are fully funded by the time they become payable. To achieve this objective, the actuary has adopted a method of funding benefits known as the attained age method. This seeks to have future benefit accrual funded by means of a contribution which is expected to be a constant percentage of members' salaries over their working lifetimes.

Using the funding method described above and particular actuarial assumptions as to the plan's future experience (as detailed below), the actuary recommended in their review as at 30 June 2006, a contribution amount that would be sufficient to meet the company's obligations to the defined benefit scheme. Total employer contributions expected to be paid by Group companies for the year ending 30 June 2007 are approximately $0.4m.

The economic assumptions used by the actuary for funding purposes used to make the funding recommendations were a long term investment return of 4.0% pa, a salary increase rate of 3.0% pa, and an inflation rate of 4.0% pa.

| | Consolidated | | Parent entity |
|---|---|---|---|
| | 2006 | 2005 | 2006 |
| | $'000 | $'000 | $'000 |
| **(h) Historical summary** | | | |
| Defined benefit plan obligation | 87,062 | 82,913 | - |
| Plan assets | (82,424) | (61,439) | - |
| Adjustment for contributions tax | 192 | 719 | - |
| Deficit | 4,830 | 22,193 | - |
| Experience adjustments arising on plan liabilities | (2,602) | 9,687 | - |
| Experience adjustments arising on plan assets | (3,319) | (2,580) | - |

Information for years prior to 2005 is not available.

## 20 Contributed equity

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **(i) Share capital** | | | |
| Ordinary shares - fully paid | 780,108 | 220,665 | 2,100,764 |

**Movement in ordinary share capital - fully paid**

| | Date | Number of shares issued by: Sims Group Australia Holdings Limited | Sims Group Limited | Issue price $ | Equity carrying amount $'000 Consolidated | Parent |
|---|---|---|---|---|---|---|
| Balance at the beginning of the financial year | | 91,086,086 | - | - | 220,665 | - |
| Issued on exercise of options under the Option Plan (note 27(ii)) | 8 July 2005 | 193,798 | - | 6 75 | 1,309 | - |
| Shares exchanged under Scheme of Arrangement | | 91,279,884 | | | | |
| Issued on incorporation of Sims Group Limited | 20 June 2005 | | 1 | | | |
| Issued in exchange for shares in Sims Group Australia Holdings Limited* | 31 October 2005 | | 91,279,884 | 16.90 | - | 1,542,630 |
| Issued on acquisition of Hugo Neu Corporation operations* | 31 October 2005 | | 32,137,071 | 16 90 | 543,117 | 543,117 |
| Issued under the dividend reinvestment plan | 13 April 2006 | | 856,529 | 17 49 | 15,017 | 15,017 |
| Issued on exercise of restricted stock units (note 27(iii)) | 30 June 2006 | | 43,799 | - | - | - |
| **Balance at the end of the financial year for accounting purposes** | | | 124,317,284 | | 780,108 | 2,100,764 |
| Issue of ordinary shares under the Sims Group Employee Share Plan deemed to be options for accounting purposes (note 27(i)) | 22 July 2005 | | 187,164 | | | |
| **Balance at the end of the financial year per share register** | | | 124,504,448 | | | |

**Ordinary shares**

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of shares held. Voting rights attaching to the ordinary shares are, on a show of hands, one vote for every person present as a member, proxy, attorney or representative thereof and, on a poll, one vote per share for every member present in person or by proxy, attorney or representative.

During the year ended 30 June 2005 there was no change in the share capital of the Company.

* Fair value of shares issued based on Sims Group Limited closing share price of $16.90 on the date of issue (31 October 2005).

**(ii) Options including ordinary shares deemed to be options noted above**

661,562 options over ordinary shares were granted during the financial year. 237,597 options were exercised during the year. The number of options outstanding at the end of the financial year was 617,763 (2005 - 193,798). Further details on options are set out in note 27(vi) With the exception of the shares issued under the Sims Group Employee Share Plan, options carry no voting rights.

## 21 Statements of changes in equity

| | Note | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|---|
| **Total equity at the beginning of the financial year** | | 517,456 | 440,777 | - |
| Adjustment on adoption of AASB 132 and AASB 139, net of tax to: | | | | |
| Retained profits | 22 | (455) | - | - |
| **Restated total equity at the beginning of the financial year** | | 517,001 | 440,777 | - |
| Total recognised income and expense for the year | | 246,127 | 195,091 | 46,422 |
| Transactions with equity holders in their capacity as equity holders: | | | | |
| Dividends provided for or paid | 23 | (128,310) | (118,412) | (45,981) |
| Share ownership and option plan expense | 27(v) | 2,524 | - | 2,524 |
| Issue of ordinary shares, net of transaction costs | 20 | 559,443 | - | 2,100,764 |
| **Total equity at the end of the financial year** | | 1,196,785 | 517,456 | 2,103,729 |

## 22 Reserves and retained profits

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **Reserves** | | | |
| Asset revaluation reserve | 77,635 | 50,170 | - |
| Share-based payments reserve | 2,524 | - | 2,524 |
| Cash flow hedging reserve | (72) | - | - |
| Defined benefits reserve | (1,248) | (5,117) | - |
| Foreign currency translation reserve | (1,250) | (19,014) | - |
| | 77,589 | 26,039 | 2,524 |
| Movements in reserves were : | | | |
| **Asset revaluation reserve** | | | |
| Balance 1 July | 50,170 | 22,294 | - |
| Increment on revaluation of land, buildings and leasehold improvements | 23,086 | 41,210 | - |
| Deferred tax on current year movements | (5,173) | (13,334) | - |
| Deferred tax adjustments on formation of the new Australian tax consolidated group | 9,552 | - | - |
| Balance 30 June | 77,635 | 50,170 | - |
| **Share-based payments reserve** | | | |
| Balance 1 July | - | - | - |
| Share ownership and option plan expense (note 27(v)) | 2,524 | - | 2,524 |
| Balance 30 June | 2,524 | - | 2,524 |
| **Cash flow hedging reserve** | | | |
| Balance 1 July | - | - | - |
| Adjustment on adoption of AASB 132 and AASB 139, net of tax (note 39) | (455) | - | - |
| Revaluation | (360) | - | - |
| Deferred tax on revaluation | 288 | - | - |
| Transfer to net profit - gross | 650 | - | - |
| Deferred tax on transfer to net profit | (195) | - | - |
| Balance 30 June | (72) | - | - |
| **Defined benefits fund reserve** | | | |
| Balance 1 July | (5,117) | - | - |
| Actuarial gains / (losses) | 5,921 | (7,107) | - |
| Deferred tax on actuarial gains / (losses) | (2,052) | 1,990 | - |
| Balance 30 June | (1,248) | (5,117) | - |
| **Foreign currency translation reserve** | | | |
| Balance 1 July | (19,014) | 5,685 | - |
| Currency exchange differences arising during the year | 17,764 | (24,699) | - |
| Balance 30 June | (1,250) | (19,014) | - |

**Asset revaluation reserve**

The property, plant and equipment revaluation reserve is used to record increments and decrements on the revaluation of non-current assets, as described in note 1(r). The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares to shareholders and is only available for the payment of cash dividends in limited circumstances as permitted by law.

**Share-based payments reserve**

The share-based payments reserve is used to recognise the fair value of options issued but not exercised.

**Cash flow hedging reserve**

The hedging reserve is used to record gains or losses on a hedging instrument in a cash flow hedge that are recognised directly in equity, as described in note 1(p). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss

**Defined benefits fund reserve**

The defined benefits fund reserve is used to recognise the unrealised actuarial gains and losses arising from the valuation of defined benefit retirement obligations.

**Foreign currency translation reserve**

Exchange differences arising on translation of the foreign controlled entity are taken to the foreign currency translation reserve, as described in note 1(d). The reserve is recognised in profit and loss when the net investment is disposed of.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **Retained profits** | | | |
| Retained profits at the beginning of the financial year | 270,752 | 192,133 | - |
| Net profit attributable to members of Sims Group Limited | 196,646 | 197,031 | 46,422 |
| Dividends paid (note 23) | (128,310) | (118,412) | (45,981) |
| Retained profits at the end of the financial year | 339,088 | 270,752 | 441 |

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|

## 23 Dividends

**Ordinary shares**

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Final dividend for the year ended 30 June 2005 paid at 70c per share plus an additional special dividend of 20c per share both franked at 60% based on tax paid @ 30% (2004: Final dividend for the year ended 30 June 2004 paid at 60c per share franked at 48% based on tax paid @ 30%) | 82,329 | 54,652 | - |
| Interim dividend for the year ended 30 June 2006 paid at 45 cents per fully paid ordinary share, franked at 47% based on tax paid at 30% (2005: 70 cents per fully paid ordinary share, franked at 54% based on tax paid at 30%) to shareholders (excluding Hugo Neu Corporation) and an interim dividend of 15 cents per fully paid ordinary share, franked at 47% based on tax paid at 30% (2005: nil) to Hugo Neu Corporation. | 45,981 | 63,760 | 45,981 |
| Total dividends paid | 128,310 | 118,412 | 45,981 |

**Dividends not recognised at year end**

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Since year end the directors have determined the payment of a final dividend of 60c per fully paid ordinary share, franked at 51% based on tax paid at 30%. The aggregate amount of the proposed dividend expected to be paid on 20 October 2006 out of consolidated retained profits at 30 June 2006, but not recognised as a liability at year end | 74,702 | 82,329 | 74,702 |

**Franked Dividends**

The franked portion of dividends determined after 30 June 2006 will be franked out of existing franking credits or out of franking credits arising from the payment of income tax in the year ending 30 June 2007.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Franking credits available for the subsequent financial year (based on tax rate of 30%) | 22,777 | 21,239 | 22,777 |

The above amounts represent the balances of the franking accounts as at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of income tax payable as at the end of the financial year
(b) franking debits that will arise from the payment of dividends recognised as a liability as at the reporting date, and
(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date

The impact on the franking account of the dividend determined by the directors since year end, but not recognised as a liability at year end, will be a reduction in the franking account of $16.3m (2005: $21.2m).

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|

## 24 Contingent liabilities

Details and estimated maximum amounts of contingent liabilities (for which no amounts are recognised in the financial statements) arising in respect of:

**Guarantees**

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| The parent entity, its subsidiaries, its joint venture operations and its associated companies have given a number of guarantees in respect of the performance of contracts and workers compensation insurance entered into in the ordinary course of business. | 8,309 | 1,207 | - |

**Subsidiaries**

Under the terms of a Deed of Cross Guarantee entered into in accordance with ASIC Class Order 98/1418 (as amended by Class Orders 98/2107, 00/0321, 01/1087, 02/0248 and 02/1017) the parent entity has undertaken to meet any shortfall which might arise on the winding up of controlled entities which are party to the deed as described in note 29. The controlled entities are not in liquidation and there is no indication that they will be wound up.

## 25 Capital expenditure commitments

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Total capital expenditure contracted for at the balance date but not recognised in the financial statements and payable not later than one year | | | |
| - for the acquisition of plant and equipment | 11,313 | 2,822 | - |
| - for the acquisition of land and buildings | 68 | - | - |
| | 11,381 | 2,822 | - |
| Commitments included above relating to joint venture operations and associate companies | | | |
| - for the acquisition of plant and equipment | 301 | 271 | - |
| - for the acquisition of land and buildings | 68 | - | - |
| | 369 | 271 | - |

The above amounts include Sims Group's share of joint ventures and equity accounted associates.

## 26 Lease commitments

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Commitments in relation to leases contracted for at balance date but not recognised as liabilities, payable: | | | |
| Not later than one year | 30,736 | 21,071 | - |
| Later than one, but not later than five years | 79,810 | 54,699 | - |
| Later than five years | 61,247 | 34,806 | - |
| | 171,793 | 110,576 | - |
| Representing : | | | |
| Cancellable operating leases | 2,710 | 4,103 | - |
| Non-cancellable operating leases | 169,083 | 106,473 | - |
| | 171,793 | 110,576 | - |
| Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows: | | | |
| Not later than one year | 29,493 | 18,982 | - |
| Later than one, but not later than five years | 78,343 | 52,689 | - |
| Later than five years | 61,247 | 34,802 | - |
| | 169,083 | 106,473 | - |

The above amounts include Sims Group's share of joint ventures and equity accounted associates

## 27 Share ownership and option plans

### (i) Employee share plan

The Executive Long Term Incentive Plan ('LTI Plan') has been established to encourage employees to share in the ownership of the Company, in order to promote the long-term success of the Company as a goal shared by the employees. Offers of shares under the Plan are at the discretion of the parent Company and have been made to Australian based employees in the financial year 2006. The parent Company provides financial assistance in the form of a share secured non-interest bearing employee loan. The loan is repayable in full within five years after the financial assistance is provided or such longer period and in such a manner as the Company may determine.

The beneficial ownership of these shares will vest with employees in line with achievement of continuous service and non-market based performance criteria. The continuous service criterion is met if the 'Participant' is in the employ of the Company at vesting. Periods of continuous service vary according to the vesting periods of the shares that have been offered while non-market based performance criteria are satisfied if the average annual compound growth in the diluted earnings per share of the Company of between 5% and 10% is achieved over periods which vary between three and five years. There is no reward if less than 5% EPS growth is achieved. Holders of the shares are entitled to dividends over the term of the relevant vesting period.

During the period, $2,085,588 (2005: $Nil) was advanced to participating employees to enable them to acquire 187,164 shares (2005: Nil) at $14.99, being 0.15% of the issued capital of the former parent entity (Sims Group Australia Holdings Limited 'SGHAL'). The acquisition price of these shares was based on the five-day weighted average price of that company's shares leading up to the date of issue being 22 July 2005. As a consequence of the Scheme of Arrangement entered into on 31 October 2005, all shares in SGHAL were exchanged in full for shares in the new legal parent entity, Sims Group Limited Consequently, the amounts receivable from employees have been assigned to Sims Group Limited in full.

These shares are deemed to be share options rather than issued share capital for accounting purposes (refer Note 20(i)). Under AASB 2 Share Based Payment, the weighted average fair value of these instruments amounted to $5.56 each at grant date for executives who commenced in the LTI Plan in the financial year 2003, and $6.04 for executives who commenced in the LTI Plan in financial year 2006. Fair value has been determined by using the Monte-Carlo Binomial Options Pricing Model. Inputs in the model include expected volatility of 25% pa, the relevant vesting period, a dividend yield of 5.5% pa, a risk free rate of 5.22% pa and an assessment of the probability of achievement of continuous service and non-market based performance criteria.

### (ii) Option plan

A 'CEO Plan' existed for the granting of options over unissued ordinary shares in the parent entity to Mr Sutcliffe, the Group Chief Executive. Options under the CEO Plan were granted for no consideration. This Plan was suspended during the financial year 2003 and replaced by the LTI Plan.

Mr Sutcliffe was issued 193,798 options to acquire shares in SGHAL on 28 February 2002 which were exercisable from 28 February 2005 and expired on 28 March 2007. The fair value of these options at the date of grant was $1.30 as derived by applying the Black-Scholes options pricing model. During the financial year, all of these options held by Mr Sutcliffe were exercised at a price of $6.75. The weighted average share price at the date of exercise being 8 July 2005, was $14.35. The amount received on the exercise of options is recognised as issued capital at the date of issue of the shares. No expense is recognised in respect of these options as described at Note 1(x)(iv).

### (iii) Restricted stock units

During the period, the Company granted Restricted Stock Units ('RSUs') to select North American executives. An RSU provides the executive with a contractual right to acquire one ordinary share in Sims Group Limited for nil consideration. RSUs vest based on a combination of achievement of continuous service and non-market based performance criteria. Continuous service ranges from 8 months (from 1 November 2005) to 3 years and 8 months (until June 2009) while performance criteria involves the achievement of a three-year earnings per share compound annual growth rates of 8% on Sim Group Limited shares for periods up to 30 June 2009. Holders of the RSU are not entitled to dividends over the term of the relevant vesting period.

RSUs are granted for no consideration and vest over dates ranging from 30 June 2006 to 30 June 2009. The weighted average fair value of RSUs granted amounted to $14 72 each at grant date. Fair value has been determined with reference to a dividend yield of 5.5%pa, expected vesting dates and an assessment of the probability of achievement of continuous service and non-market based performance criteria. The number of RSUs issued was based upon a Company share price of $16 68 being the price applicable at the date the RSUs were granted.

Set out below is a summary of RSUs in the Company:

| Grant date | Balance at start of the year | Granted during the year | Exercised during the year | Forfeited during the year | Balance at end of the year | Exercisable at end of the year |
|---|---|---|---|---|---|---|
| 1 November 2005 | - | 324,507 | (43,799) | - | 280,708 | - |

## 27 Share ownership and option plans (continued)

### (iv) Performance rights

During the period, the Company granted performance rights to both the Group Chief Executive and Executive Director - Group Finance and Strategy. A performance right is a contractual right to acquire an ordinary share in Sims Group Limited for nil consideration. These performance rights vest based on the achievement of both continuous service and non-market based performance criteria. Continuous service covers periods extending to 31 October 2010 for the Group Chief Executive and 30 June 2008 for the Executive Director - Group Finance and Strategy. The non-market based performance criteria are measured with reference to a target earnings per share compound annual growth rate of 8% on Sim Group Limited shares for periods up to 31 October 2010 for the Group Chief Executive and 30 June 2008 for the Executive Director - Group Finance and Strategy, subject to periodic retesting.

The total number of performance rights granted during the period amounted to 149,891 all of which remained outstanding as at period end. The earliest vesting date for performance rights is 31 October 2006. The weighted average fair value of performance rights granted amounted to $14.18 in respect of the Group Chief Executive and $14.81 in respect of the Executive Director - Group Finance and Strategy. Fair value has been determined with reference to a dividend yield of 5.5%pa, expected vesting dates and an assessment of the probability of achievement of continuous service and non-market based performance criteria.

### (v) Effect of share based payments on profit and loss

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Shares issued under the employee share plan | 886 | - | - |
| RSUs issued | 1,350 | | |
| Performance rights issued | 288 | - | - |
| | 2,524 | - | - |

### (vi) Summary of share ownership and option plan grants

| | Balance at start of the year | Granted during the year | Exercised during the year | Forfeited during the year | Balance at end of the year | Exercisable at end of the year |
|---|---|---|---|---|---|---|
| Employee share plan | - | 187,164 | - | - | 187,164 | - |
| Option plan | 193,798 | - | (193,798) | - | - | - |
| Restricted stock units | - | 324,507 | (43,799) | - | 280,708 | - |
| Performance rights | - | 149,891 | - | - | 149,891 | |
| | 193,798 | 661,562 | (237,597) | - | 617,763 | - |

## 28 Key management personnel disclosures

**(a) Directors**
The following persons were directors of Sims Group Limited during the financial year:

*(i) Chairman - non-executive*
P Mazoudier

*(ii) Executive directors*
J Neu, Vice Chairman (appointed 31 October 2005)
JL Sutcliffe, Group Chief Executive
RB Cunningham, Executive Director - Group Finance and Strategy

*(iii) Non-executive directors*
GN Brunsdon
AC Copeman (retired 18 November 2005)
B Every (appointed 24 October 2005)
JM Feeney
P Varello (appointed 31 October 2005)

**(b) Other key management personnel**
The following persons also had the authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirecty, during the financial year:

| *Name* | *Position* |
|---|---|
| CR Jansen | Chief Executive - Sims Hugo Neu |
| DR McGree | Managing Director - Simsmetal Australia & New Zealand |
| WT Bird | Managing Director - Metals Recycling - UK |
| G Davy | Managing Director - Sims Recycling Solutions - Europe & North America |
| RR Brown | General Manager - NZ (Retired 3 July 2006) |

**(c) Key management personnel compensation**

| | **Consolidated** | | **Parent entity** |
|---|---|---|---|
| | **2006** | 2005 | **2006** |
| | **$** | **$** | **$** |
| Short-term benefits | **7,759,652** | 6,294,191 | **1,270,987** |
| Long-term benefits | **1,198,960** | 955,862 | **-** |
| Post-employment benefits | **1,373,587** | 740,803 | **-** |
| Share based payments | **1,367,489** | 736,539 | **-** |
| | **11,699,688** | 8,727,395 | **1,270,987** |

The company has has taken advantage of the relief provided by ASIC Class Order 06/50 and has transferred the detailed remuneration disclosures to the directors' report.

## Sims Group Limited

**Notes to the financial statements**
**for the year ended 30 June 2006**

## 28 Key management personnel disclosures (continued)

### (d) Equity instrument disclosures relating to key management personnel

*(i) Options provided as remuneration and shares issued on exercise of such options*
Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the remuneration report.

*(ii) Option holdings*

The numbers of options over ordinary shares in the company held during the financial year by each director of Sims Group Limited and other key management personnel, including their personally related parties, are set out below

| 2006<br>Name | Balance at start of the year | Granted during the year as compensation | Exercised during the year | Other changes during the year | Balance at end of the year | Vested and exercisable at end of the year |
|---|---|---|---|---|---|---|
| **Directors of Sims Group Limited** | | | | | | |
| PK Mazoudier | - | - | - | - | - | - |
| J Neu (appointed 31 October 2005) | - | - | - | - | - | - |
| JL Sutcliffe | | | | | | |
| *Option plan* | 193,798 | - | (193,798) | - | - | - |
| *Employee share plan* | - | 90,517 | - | - | 90,517 | - |
| *Performance rights* | - | 119,913 | - | - | 119,913 | - |
| RB Cunningham | | | | | | |
| *Employee share plan* | - | 11,879 | - | - | 11,879 | - |
| *Performance rights* | - | 29,978 | - | - | 29,978 | - |
| GN Brunsdon | - | - | - | - | - | - |
| AC Copeman (retired 18 November 2005) | - | - | - | - | - | - |
| B Every (appointed 24 October 2005) | - | - | - | - | - | - |
| JM Feeney | - | - | - | - | - | - |
| P Varello (appointed 31 October 2005) | - | - | - | - | - | - |
| | 193,798 | 252,287 | (193,798) | - | 252,287 | - |
| **Other key management personnel of the Group** | | | | | | |
| CR Jansen | | | | | | |
| *Restricted stock units* | - | 79,634 | (19,909) | - | 59,725 | - |
| DR McGree | | | | | | |
| *Employee share plan* | - | 9,427 | - | - | 9,427 | - |
| WT Bird | - | - | - | - | - | - |
| G Davy | - | - | - | - | - | - |
| RR Brown | - | - | - | - | - | - |
| | - | 89,061 | (19,909) | - | 69,152 | - |

No other director or key management personnel held, was granted or exercised any options.

| 2005<br>Name | Balance at start of the year | Granted during the year as compensation | Exercised during the year | Other changes during the year | Balance at end of the year | Vested and exercisable at end of the year |
|---|---|---|---|---|---|---|
| **Directors of Sims Group Limited** | | | | | | |
| PK Mazoudier | - | - | - | - | - | - |
| JL Sutcliffe | | | | | | |
| *Option plan* | 193,798 | - | - | - | 193,798 | 193,798 |
| RB Cunningham | - | - | - | - | - | - |
| GN Brunsdon | - | - | - | - | - | - |
| AC Copeman | - | - | - | - | - | - |
| JM Feeney | - | - | - | - | - | - |
| | 193,798 | - | - | - | 193,798 | 193,798 |
| **Other key management personnel of the Group** | | | | | | |
| CR Jansen | - | - | - | - | - | - |
| DR McGree | - | - | - | - | - | - |
| WT Bird | - | - | - | - | - | - |
| G Davy | - | - | - | - | - | - |
| RR Brown | - | - | - | - | - | - |
| | - | - | - | - | - | - |

No other director or key management personnel held, was granted or exercised any options

## 28 Key management personnel disclosures (continued)

*(iii) Share holdings*

The numbers of shares in the company during the financial year by each director of Sims Group Limited and other key management personnel of the Group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

| 2006<br>Name | Balance at start of the year | Received during the year on the exercise of options | Other changes during the year | Balance at end of the year |
|---|---|---|---|---|
| **Directors of Sims Group Limited** | | | | |
| PK Mazoudier | 14,082 | - | - | 14,082 |
| J Neu, Vice Chairman (appointed 31 October 2005) | - | - | 32,263,924 | 32,263,924 |
| JL Sutcliffe | 2,000 | 193,798 | (95,281) | 100,517 |
| RB Cunningham | - | - | 11,879 | 11,879 |
| GN Brunsdon | 3,250 | - | 62 | 3,312 |
| AC Copeman (retired 18 November 2005) | 7,791 | - | (7,791) | - |
| B Every (appointed 24 October 2005) | - | - | 4,000 | 4,000 |
| JM Feeney | 25,504 | - | - | 25,504 |
| P Varello (appointed 31 October 2005) | - | - | - | - |
| | 52,627 | 193,798 | 32,176,793 | 32,423,218 |

The shares issued to J Neu formed part of the consideration paid for the purchase by Sims Group Limited of the recycling operations in North America from Hugo Neu Corporation.

| | | | | |
|---|---|---|---|---|
| **Other key management personnel of the Group** | | | | |
| CR Jansen | - | 19,909 | - | 19,909 |
| DR McGree | - | - | 9,427 | 9,427 |
| WT Bird | - | - | - | - |
| G Davy | - | - | - | - |
| RR Brown | - | - | - | - |
| | - | 19,909 | 9,427 | 29,336 |

| 2005<br>Name | Balance at start of the year | Received during the year on the exercise of options | Other changes during the year | Balance at end of the year |
|---|---|---|---|---|
| **Directors of Sims Group Limited** | | | | |
| PK Mazoudier | 14,082 | - | - | 14,082 |
| JL Sutcliffe | 2,000 | - | - | 2,000 |
| RB Cunningham | 43,000 | - | (43,000) | - |
| GN Brunsdon | 3,250 | - | - | 3,250 |
| AC Copeman | 7,791 | - | - | 7,791 |
| JM Feeney | 25,504 | - | - | 25,504 |
| | 95,627 | - | (43,000) | 52,627 |
| **Other key management personnel of the Group** | | | | |
| CR Jansen | - | - | - | - |
| DR McGree | - | - | - | - |
| WT Bird | - | - | - | - |
| G Davy | - | - | - | - |
| RR Brown | - | - | - | - |
| | - | - | - | - |

**(e) Other transactions with key management personnel**

Transactions entered into with directors of Sims Group Limited and other key management personnel of the Group, including their personally related parties are at normal commercial terms During the year JM Feeney and GN Brundson were paid $15,000 and $40,000 respectively for the assistance they gave in connection with the Hugo Neu acquisition due dilligence. Entities associated with J Neu were paid or are entitled to receive interest amounting to $600,000 on the balance outstanding of the purchase consideration relating to the Hugo Neu merger.

## 29 Subsidiaries

| Name of entity (indentation indicates ownership relationship) | Country of incorporation | Equity holding 2006 % | Equity holding 2005 % |
|---|---|---|---|
| Sims Group Limited | | | |
| Sims Group Australia Holdings Limited (i) | Australia | 100 | 100 |
| PNG Recycling Limited | PNG | 100 | 100 |
| Sims Aluminium Pty Limited (i) | Australia | 100 | 100 |
| Sims E-Recycling Pty Limited | Australia | 90 | 100 |
| Sims Group Canada Holdings Limited | Canada | 100 | 100 |
| Sims Tyrecycle Properties Pty Limited | Australia | 100 | 100 |
| Sims Tyrecycle Pty Limited (i) | Australia | 100 | 100 |
| Simsmetal Finance Limited (iv) | Australia | - | 100 |
| Simsmetal Holdings Pty Limited | Australia | 100 | 100 |
| Sims Asia Holdings Limited | Hong Kong | 100 | 100 |
| Sims Energy Pty Limited | Australia | 100 | 100 |
| Sims Group USA Corporation | USA | 100 | 100 |
| Sims Industrial Pty Limited | Australia | 100 | 100 |
| Simsmetal Industries Limited | New Zealand | 100 | 100 |
| Simsmetal Services Pty Limited (i) | Australia | 100 | 100 |
| Sims Manufacturing Pty Limited | Australia | 100 | 100 |
| Simsmetal Executive Staff Superannuation Pty Limited | Australia | 100 | 100 |
| Universal Inspection and Testing Company Pty Limited | Australia | 100 | 100 |
| Simsmetal Staff Equity Pty Limited | Australia | 100 | 100 |
| Sims Group UK Holdings Limited | UK | 100 | 100 |
| Sims Group UK Intermediate Holdings Limited | UK | 100 | 100 |
| Sims Group UK Limited | UK | 100 | 100 |
| Mirec AB | Sweden | 100 | 100 |
| Mirec BV | Netherlands | 100 | 100 |
| De Valk Glas BV (iv) | Netherlands | - | 100 |
| Limburg Glas BV (iv) | Netherlands | - | 100 |
| ICR Business BV (iv) | Netherlands | - | 100 |
| Mirec NV | Belgium | 100 | 100 |
| Mirec Limited | UK | 100 | 100 |
| Mirec Asset Management Group Limited | UK | 100 | 100 |
| Mirec Asset Management Limited | UK | 100 | 100 |
| Frazier Europe Limited | UK | 100 | 100 |
| Lot 1 Co UK Limited | UK | 100 | 100 |
| Simsmetal UK (Glos) Limited | UK | 100 | 100 |
| Simsmetal UK (Northern) Limited | UK | 100 | 100 |
| *Simsmetal UK (Reclamation) Limited* | UK | 100 | 100 |
| Simsmetal UK (SouthEast) Limited | UK | 100 | 100 |
| Blackbushe Metals (Western) Limited | UK | 100 | 100 |
| Simsmetal UK (Fraser) Limited | UK | 100 | 100 |
| Simsmetal UK (Elliott) Limited | UK | 100 | 100 |
| Simsmetal UK (SouthWest) Limited | UK | 100 | 100 |
| Simsmetal UK (Wessex Holdings) Limited (iv) | UK | - | 100 |
| Simsmetal UK (Wessex) Limited | UK | 100 | 100 |
| SK Stainless Limited | UK | 100 | 100 |
| United Castings Limited | UK | 100 | 100 |
| Simsmetal UK (Midwest) Limited | UK | 100 | 100 |
| Simsmetal UK (Southern) Limited | UK | 100 | 100 |
| Simsmetal UK Pension Trustees Limited | UK | 100 | 100 |
| Simsmetal UK Recycling Limited | UK | 100 | 100 |
| Sims Hugo Neu Corporation | USA | 100 | - |
| SHN Co LLC (ii) | USA | 100 | - |
| HNW Recycling LLC (ii) | USA | 100 | - |
| HNE Recycling LLC (ii) | USA | 100 | - |
| Alameda Street Metal Corp (ii) (v) | USA | 100 | - |
| Dover Barge Company (ii) (vi) | USA | 100 | - |
| North Carolina Recycling LLC (ii) (v) | USA | 100 | - |
| North Carolina Resource Conservation LLC (ii) (v) | USA | 100 | - |
| Pacific Bulk Loading Inc (ii) (v) | USA | 100 | - |
| Pacific Industrial Metal Corp (ii) (v) | USA | 100 | - |
| Sims Hugo Neu East (ii) (iii) (v) | USA | 100 | - |
| Schiabo Larovo Company LLC (ii) | USA | 100 | - |
| Schiabo Larovo AR LLC (ii) | USA | 100 | - |
| Sims Hugo Neu West (ii) (iii) (v) | USA | 100 | - |
| Etiwanda Development LLC (ii) | USA | 100 | - |
| Sims Hugo Neu Global Trade LLC (ii) | USA | 100 | - |
| HNS Scrap Corporation (ii) | USA | 100 | - |

## 29 Subsidiaries (continued)

(i) These subsidiaries and the Company are parties to a Deed of Cross Guarantee under which each entity guarantees the debts of the others. By entering into the deed, the wholly-owned entities have been relieved from the requirement to prepare a financial report and directors' report under Class Order 98/1418 (as amended by Class Orders 98/2017, 00/0321, 01/1087, 02/0248 and 02/1017) issued by the Australian Securities & Investments Commission. The above entities represent a Closed Group and an Extended Closed Group for the purposes of the Class Order.

(ii) These subsidiaries were acquired during the year.

(iii) These subsidiaries are general partnerships

(iv) These subsidiaries were de-registered or liquidated during the year.

(v) These subsidiaries are 50% owned by HNW Recycling LLC and 50% owned by HNE Recycling LLC.

(vi) This subsidiary is owned 33.3% each by Sims Hugo Neu East, HNE Recycling LLC and HNW Recycling LLC.

The voting power held in each subsidiary is proportionate to the equity holdings

## 29 Subsidiaries (continued)

**Subsidiaries and businesses acquired during the year ended 30 June 2005:**

On 5 October 2004 Sims Group UK Limited purchased the issued capital of the Mirec Group of Companies for $55.961m. The business recycles and recovers a wide range of electrical, electronic and IT equipment and operates dedicated plants for the recycling of cathode ray tubes from TV and computer monitors and for the 'asset management' of reuseable equipment and components. It operates businesses throughout the Benelux countries, Sweden and the United Kingdom.

On 30 May 2005 Sims Group Australia Holdings Limited purchased an 'e-waste' business from Volante Pty Limited for $157,000. The fee for service recycling business will result in the recovery of metals, circuit boards plastics and CRT glass.

**Subsidiaries and businesses acquired during the year ended 30 June 2006:**

On 31 October 2005 Sims Group Limited acquired substantially all of the recycling operations of Hugo Neu Corporation for $587.6 million. The consideration given comprised 32,137,071 ordinary shares in Sims Group Limited with a fair value of $543.1m and the balance paid/payable in cash The operating results of the newly acquired subsidiaries have been included in the consolidated income since the date of acquisition

The acquired businesses contributed net profit after tax of $31.5m to the Group for the period 1 November 2005 to 30 June 2006. Consolidated revenue and net profit before tax of the acquired businesses for the period 1 July 2005 to 30 June 2006, as if the acquisition had occurred at the begining of this period, are unavailable as the acquired entity did not prepare consolidated accounts. For the same reason the amounts recognised by the vendor immediately before acquisition for each class of asset and liability are not available.

The acquisition amounts in the parent company shown under the heading of investments in the table below, comprise the shares acquired in the former Hugo Neu operations as described above ($587.6m), 100% of the shares in Sims Group Australia Holdings Limited as a consequence of the group restructure as described in note 1(a) ($1,542.6m) and the acquisition of Sims Group UK Holdings Limited from Sims Group Australia Holdings Limited for $377.0m on 29 June 2006.

**Fair value of assets and liabilities as at acquisition dates**

The 2006 amounts set out in the table below reflect provisional fair values of assets and liabilities acquired and goodwill at acquisition date. In particular, the determination of the amount of the deferred tax assets and liabilities has not been finalised because this is dependent on the vendor finalising certain aspects of its tax affairs. The provisional amounts represent Sims Group Limited management's best estimates of the deferred tax amounts. However it is possible that, when the data required to finalise the tax position at acquisition is provided by the vendor, adjustments may be required to the deferred tax amounts with a corresponding adjustment to the goodwill arising on acquisition

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Cash | 3,354 | 1,424 | - |
| Receivables | 138,171 | 8,243 | - |
| Prepayments | 5,278 | 2,136 | - |
| Inventories | 78,094 | 3,785 | - |
| Property, plant & equipment | 197,807 | 22,202 | - |
| Deferred tax asset | 16,062 | 3,561 | - |
| Investments | - | - | 2,507,184 |
| Trade and other creditors | (68,296) | (26,337) | - |
| Bank loans | (226,425) | - | - |
| Deferred tax liability | (5,789) | - | - |
| Employee entitlement provisions | (1,156) | (274) | - |
| Retirement benefit obligation | - | (4,880) | - |
| Environmental provision | (8,790) | - | - |
| **Net assets of entity** | 128,310 | 9,860 | 2,507,184 |
| Goodwill on acquisition | 459,244 | 46,258 | - |
| **Consideration paid** | 587,554 | 56,118 | 2,507,184 |
| **Consideration paid** | | | |
| Shares issued (note 20) | 543,117 | - | 2,085,747 |
| Balance of purchase consideration paid to vendor | 13,459 | 56,118 | - |
| Balance of purchase consideration payable to vendor | 12,568 | - | 12,568 |
| Balance of purchase consideration payable to subsidiary re Sims Group UK Holdings Limited acquisition | - | - | 377,000 |
| Balance of purchase consideration payable to subsidiary re Hugo Neu operations acquisition | - | - | 13,459 |
| Total consideration payable / paid to vendor | 569,144 | 56,118 | 2,488,774 |
| Direct costs relating to the acquistion | 18,410 | - | 18,410 |
| | 587,554 | 56,118 | 2,507,184 |
| **Outflow of cash to acquire subsidiaries and businesses, net of cash acquired** | | | |
| Consideration paid | 587,554 | 56,118 | 2,507,184 |
| Less: Non-cash consideration - shares issued | (543,117) | - | (2,085,747) |
| Less: Non-cash consideration - subsidiary company financed | - | - | (408,869) |
| Less: Amounts payable | (12,568) | - | (12,568) |
| Less: Cash acquired | (3,354) | (1,424) | - |
| **Net cash outflow** | 28,515 | 54,694 | - |

The goodwill is attributable to several factors including, site locations, synergies existing in the operations acquired, and the assembled workforce which together contribute to the high profitability of the acquired businesses

## 29 Subsidiaries (continued)

Sims Group Limited, Sims Group Australia Holdings Limited, Sims Aluminium Pty Limited, Simsmetal Services Pty Limited and Sims Tyrecycle Pty Limited are parties to a deed of cross guarantee under which each company guarantees the debts of the others. By entering the deed, the wholly-owned entities have been relieved from the requirements to prepare a financial report and directors' report under Class Order 98/1418 (as amended) issued by the Australian Securities and Investments Commission.

### (a) Condensed consolidated income statement and summary of movements in consolidated retained profits

The above companies represent a 'Closed Group' for the purposes of the Class Order. As there are no other parties to the Deed of Cross Guarantee that are controlled by Sims Group Limited, they also represent the 'Extended Closed Group'.

Set out below is a condensed consolidated income statement and a summary of movements in consolidated retained profits for the year ended 30 June 2006 of the Closed Group.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 |
|---|---|---|
| **Condensed income statement** | | |
| **Profit before income tax** | 186,923 | 152,071 |
| Income tax expense | (30,473) | (33,594) |
| **Profit for the year** | 156,450 | 118,477 |
| | | |
| **Summary of movements in consolidated retained profits** | | |
| **Retained profits at the beginning of the financial year** | 43,686 | 43,621 |
| Profit for the year | 156,450 | 118,477 |
| Dividends provided for or paid | (128,310) | (118,412) |
| **Retained profits at the end of the financial year** | 71,826 | 43,686 |

### (b) Condensed balance sheet

Set out below is a consolidated balance sheet as at 30 June 2006 of the Closed Group.

| | 2006 $'000 | 2005 $'000 |
|---|---|---|
| **Current assets** | | |
| Cash and cash equivalents | 778 | 946 |
| Receivables | 99,645 | 89,693 |
| Inventories | 100,682 | 74,897 |
| Derivative financial instruments | 585 | - |
| Total current assets | 201,690 | 165,536 |
| | | |
| **Non-current assets** | | |
| Receivables | - | 265 |
| Other financial assets | 789,002 | 194,103 |
| Property, plant and equipment | 90,715 | 84,358 |
| Deferred tax assets | 5,334 | 4,307 |
| Intangible assets | 8,158 | 8,156 |
| Total non-current assets | 893,209 | 291,189 |
| | | |
| **Total assets** | 1,094,899 | 456,725 |
| | | |
| **Current liabilities** | | |
| Payables | 160,063 | 96,834 |
| Derivative financial instruments | 200 | - |
| Current tax liabilities | 15,077 | 25,638 |
| Provisions | 10,340 | 12,379 |
| Total current liabilities | 185,680 | 134,851 |
| | | |
| **Non-current liabilities** | | |
| Borrowings | 32,121 | 36,770 |
| Deferred tax liabilities | 1,656 | 3,534 |
| Provisions | 9,413 | 9,085 |
| Retirement benefit obligations | 1,288 | 4,786 |
| Total non-current liabilities | 44,478 | 54,175 |
| | | |
| **Total liabilities** | 230,158 | 189,026 |
| **Net assets** | 864,741 | 267,699 |
| | | |
| **Equity** | | |
| Contributed equity | 780,108 | 220,665 |
| Reserves | 12,807 | 3,348 |
| Retained profits | 71,826 | 43,686 |
| **Total equity** | 864,741 | 267,699 |

## 30 Investments in associates

**(a) Carrying amounts**

Information relating to the associates is set out below.

| Name of Associate | Principal Activity | Country of Incorporation | Ownership Interest 2006 | Ownership Interest 2005 | Consolidated carrying amount $'000 2006 | Consolidated carrying amount $'000 2005 | Parent entity carrying amount $'000 2006 |
|---|---|---|---|---|---|---|---|
| Richmond Steel Recycling Limited | Metal Recycling | Canada | **50.0%** | 50.0% | **11,730** | 9,131 | - |
| Landfill Management Services Pty Limited | Landfill Gas Management | Australia | **50.0%** | 25.0% | **9,549** | 626 | - |
| Australian Refined Alloys Pty Limited | Metal Recycling | Australia | **50.0%** | 50.0% | - | - | - |
| Australian Refined Alloys Sales Pty Limited | Metal Recycling | Australia | **50.0%** | 50.0% | - | - | - |
| Extruded Metals (New Zealand) Limited | Metal Recycling | NZ | **33.0%** | 33.0% | - | - | - |
| Sims Pacific Metals Limited | Metal Recycling | NZ | **50.0%** | 50.0% | **482** | 515 | - |
| Consolidated Extrusions Pty Limited | Metal Recycling | Australia | **33.3%** | 33.3% | - | - | - |
| Consolidated Extrusions (Management) Pty Limited | Metal Recycling | Australia | **33.3%** | 33.3% | - | - | - |
| | | | | | **21,761** | 10,272 | - |

**(b) Movements in carrying amounts**

| | 2006 | 2005 | Parent 2006 |
|---|---|---|---|
| Carrying amount at the beginning of the financial year | **10,272** | 7,821 | - |
| Acquired during the year on conversion of convertible notes | **8,000** | - | - |
| Share of profits after income tax | **2,874** | 2,626 | - |
| Foreign currency translation reserve | **615** | (175) | - |
| Carrying amount at the end of the financial year | **21,761** | 10,272 | - |

**(c) Share of associates' profits or losses**

| | 2006 | 2005 | Parent 2006 |
|---|---|---|---|
| Profit before income tax | **4,164** | 3,961 | - |
| Income tax expense | **(1,290)** | (1,335) | - |
| Profit after income tax | **2,874** | 2,626 | - |

**(d) Summarised financial information of associates**

| | Group's share of: Assets $'000 | Liabilities $'000 | Revenues $'000 | Profit $'000 |
|---|---|---|---|---|
| **2006** | | | | |
| Richmond Steel Recycling Limited | 14,434 | 2,197 | 29,172 | 1,717 |
| Landfill Management Services Pty Limited | 15,586 | 9,422 | 5,849 | 1,157 |
| Australian Refined Alloys Pty Limited | 796 | 788 | 17,523 | - |
| Australian Refined Alloys Sales Pty Limited | - | - | 31,454 | - |
| Extruded Metals (New Zealand) Limited | - | - | - | - |
| Sims Pacific Metals Limited | - | - | - | - |
| Consolidated Extrusions Pty Limited | - | - | - | - |
| Consolidated Extrusions (Management) Pty Limited | - | - | - | - |
| | 30,816 | 12,407 | 83,998 | 2,874 |

## 30 Investments in associates (continued)

**(d) Summarised financial information of associates (continued)**

| | Group's share of: | | | |
|---|---|---|---|---|
| | Assets $'000 | Liabilities $'000 | Revenues $'000 | Profit $'000 |
| **2005** | | | | |
| Richmond Steel Recycling Limited | 10,697 | 1,321 | 25,645 | 2,347 |
| Landfill Management Services Pty Limited | 5,444 | 4,808 | 1,900 | 279 |
| Australian Refined Alloys Pty Limited | 1,165 | 1,152 | 16,597 | - |
| Australian Refined Alloys Sales Pty Limited | - | - | 27,691 | - |
| Extruded Metals (New Zealand) Limited | - | - | - | - |
| Sims Pacific Metals Limited | - | - | - | - |
| Consolidated Extrusions Pty Limited | - | - | - | - |
| Consolidated Extrusions (Management) Pty Limited | - | - | - | - |
| | 17,206 | 7,281 | 71,833 | 2,626 |

The consolidated entity's share of the associates' contingent liabilities and capital expenditure commitments is included in notes 24 and 25.

## 31 Interests in joint ventures

The consolidated entity has the following interests in joint venture operations:

- 50% interest in the Australian Refined Alloys unincorporated joint venture, the principal activity of which is the production of lead, lead alloys and related products.

- 50% interest in the New Zealand based Sims Pacific Metals unincorporated joint venture, the principal activity of which is the processing and sale of ferrous and non-ferrous secondary raw materials.

- 50% interest in the UK based End of Life Vehicle Information Systems joint venture which does not trade at present.

- 33.3% interest in the Consolidated Extrusions unincorporated joint venture, the principal activity of which is the production and sale of extruded brass and copper products.

The consolidated entity's interest in assets employed in the joint ventures is included in the balance sheets under the classifications shown below:

| | Consolidated | | Parent entity |
|---|---|---|---|
| | 2006 $'000 | 2005 $'000 | 2006 $'000 |
| **Current assets** | | | |
| Cash assets | **2,258** | 1,746 | - |
| Receivables | **10,821** | 20,339 | - |
| Inventories | **4,527** | 9,622 | - |
| Deferred tax assets | **1,037** | 2,122 | |
| Non-current assets classified as held for sale - land and buildings | **5,733** | - | - |
| **Non-current assets** | | | |
| Property, plant and equipment | **7,173** | 8,953 | - |
| Goodwill | **296** | 300 | - |
| | **31,845** | 43,082 | - |
| **Current liabilities** | | | |
| Payables | **7,788** | 10,166 | - |
| Current tax liabilities | **3,051** | 5,161 | |
| Provisions | **1,493** | 802 | - |
| **Non-current liabilities** | | | |
| Provisions | **212** | 531 | - |
| | **12,544** | 16,660 | - |
| **Share of assets employed in joint ventures** | **19,301** | 26,422 | - |

The consolidated entity's share of joint venture contingent liabilities and capital expenditure commitments is included in notes 24 and 25.

## 32 Related party transactions

**(a) Parent entity**

The parent entity of the consolidated group is Sims Group Limited.

**(b) Subsidiaries**

Interests held in subsidiaries are set out in note 29.

**(c) Key management personnel**

Disclosures relating to key management personnel are set out in note 28.

**(d) Transactions with related parties**

The following transactions occurred with related parties:

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Tax consolidation legislation | | | |
| Current tax payable assumed from wholly-owned tax consolidation entities | - | - | 12,428 |
| Dividend revenue | | | |
| Received from subsidiaries | - | - | 46,600 |
| Management fee | | | |
| Received from subsidiaries | - | - | 1,017 |
| Superannuation contributions | | | |
| Contributions to superannuation funds on behalf of employees | 18,437 | 5,810 | - |

**(e) Outstanding balances arising from transactions with related entities**

The following balances are outstanding at the reporting date in relation to transactions with related parties:

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Current receivables (tax funding agreement) | | | |
| Subsidiaries | - | - | 12,428 |
| Current payables (balance of purchase costs of subsidiaries) | | | |
| Director related entities | 12,568 | - | 12,568 |

No provision for doubtful debts have been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

## 32 Related party transactions - continued

**(f) Loans to from/related parties**

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Loans from subsidiaries | | | |
| Beginning of the year | - | - | - |
| Loans advanced | - | - | 390,963 |
| Loan repayments received | - | - | - |
| End of year | - | - | 390,963 |
| | | | |
| Loans to associates | | | |
| Beginning of the year | 8,000 | 6,000 | - |
| Loans advanced | - | 2,000 | - |
| Convertible notes converted to equity | (8,000) | - | - |
| End of year | - | 8,000 | - |

No provision for doubtful debts have been raised in relation to any outstanding balances, and no expense has been recognised in respect of bad or doubtful debts due from related parties.

**(g) Terms and conditions**

The terms and conditions of the tax funding agreement are set out in note 7.
Loans from subsidiaries bear interest at commercial rates.
All other transactions were made on normal commercial terms and conditions and at market rates.

## 33 Segment reporting

**Geographical segments**

The major geographical areas of operation are as follows:

Australia - comprising Australia and Papua New Guinea
North America - comprising the United States of America and Canada
New Zealand
Europe - comprising United Kingdom, Sweden, Holland and Denmark

**Business segments**

The consolidated entity operates predominantly in the secondary metal recycling industry. Its core business involves:

Ferrous secondary recycling - comprising the collection, processing and trading of iron and steel secondary raw material.

Non-ferrous secondary recycling - comprising the collection, processing and trading of other metal alloys and residues, principally aluminium, lead, copper, zinc and nickel bearing materials.

Secondary processing - comprising value added processes involving the melting, refining and ingoting of certain non-ferrous metals, the production of extruded products and the reclamation and reprocessing of plastics.

Recycling solutions - comprising the provision of environmentally responsible solutions to the disposal of post consumer products. It offers fee for service business opportunities in the environmentally responsible recycling of negative value materials including refrigerators, electrical and electronic equipment, and tyres.

**Primary reporting - geographical segments**

| | 2006 | | | | | |
|---|---|---|---|---|---|---|
| | Australia $'000 | North America $'000 | New Zealand $'000 | Europe $'000 | Inter-segment eliminations/ unallocated $'000 | Consolidated $'000 |
| Sales to external customers (note (a)) | 1,145,667 | 1,735,204 | 79,033 | 792,503 | - | 3,752,407 |
| Intersegment sales (note (b)) | 1,273 | - | - | - | (1,273) | - |
| Total sales revenue | 1,146,940 | 1,735,204 | 79,033 | 792,503 | (1,273) | 3,752,407 |
| Share of net profits of associates | 1,350 | 1,524 | - | - | - | 2,874 |
| Other revenue / income | 931 | 1,106 | 65 | - | - | 2,102 |
| **Total segment revenue / income** | 1,149,221 | 1,737,834 | 79,098 | 792,503 | (1,273) | 3,757,383 |
| Segment result | 109,276 | 114,706 | 10,796 | 50,821 | - | 285,599 |
| Unallocated revenue less unallocated expenses | | | | | | - |
| Profit before income tax | | | | | | 285,599 |
| Income tax expense | | | | | | (88,953) |
| **Profit for the year** | | | | | | 196,646 |
| **Segment and Total Assets** | 376,408 | 1,126,863 | 26,092 | 408,476 | - | 1,937,839 |
| **Segment and Total Liabilities** | 162,920 | 366,795 | 12,763 | 198,576 | - | 741,054 |
| Investment in associates | 9,549 | 11,730 | 482 | - | - | 21,761 |
| Acquisitions of property, plant and equipment, intangibles and other non-current segment assets | 26,587 | 240,792 | 833 | 13,285 | - | 281,497 |
| Depreciation and amortisation expense | 12,497 | 14,397 | 1,336 | 13,275 | - | 41,505 |
| Impairment of goodwill | - | - | - | - | - | - |
| Impairment of inventories | 297 | - | - | - | - | 297 |
| Impairment of trade receivables | 253 | - | 37 | 696 | - | 986 |
| Other non-cash expenses | 10,820 | 10,476 | 230 | 1,823 | - | 23,349 |

## 33 Segment reporting (continued)

**Primary reporting - geographical segments (continued)**

| | 2005 | | | | | |
|---|---|---|---|---|---|---|
| | Australia $'000 | North America $'000 | New Zealand $'000 | Europe $'000 | Inter-segment eliminations/ unallocated $'000 | Consolidated $'000 |
| Sales to external customers (note (a)) | 1,157,628 | 582,956 | 83,839 | 740,624 | - | 2,565,047 |
| Intersegment sales (note (b)) | 579 | - | - | - | (579) | - |
| Total sales revenue | 1,158,207 | 582,956 | 83,839 | 740,624 | (579) | 2,565,047 |
| Share of net profits of associates | 344 | 2,282 | - | - | - | 2,626 |
| Other revenue/income | 312 | 178 | 66 | - | - | 556 |
| **Total segment revenue** | 1,158,863 | 585,416 | 83,905 | 740,624 | (579) | 2,568,229 |
| Segment result | 105,067 | 99,540 | 14,054 | 65,586 | - | 284,247 |
| Unallocated revenue less unallocated expenses | | | | | | - |
| Profit before income tax | | | | | | 284,247 |
| Income tax expense | | | | | | (87,216) |
| **Profit for the year** | | | | | | 197,031 |
| **Segment and Total Assets** | 365,268 | 178,697 | 23,276 | 331,088 | - | 898,329 |
| **Segment and Total Liabilities** | 179,230 | 15,740 | 14,148 | 171,755 | - | 380,873 |
| Investment in associates | 627 | 9,130 | 515 | - | - | 10,272 |
| Acquisitions of property, plant and equipment, intangibles and other non-current segment assets | 26,895 | 15,452 | 1,390 | 38,351 | - | 82,088 |
| Depreciation and amortisation expense | 11,675 | 7,549 | 1,259 | 12,301 | - | 32,784 |
| Impairment of goodwill | - | - | - | - | - | - |
| Impairment of inventories | 2,794 | 863 | 216 | - | - | 3,873 |
| Impairment of trade receivables | 1,617 | - | 1 | 12 | - | 1,630 |
| Other non-cash expenses | 12,381 | 1,468 | 217 | (1,031) | - | 13,035 |

Note (a) Sales to external customers

The segment reporting above is based on geographical location of assets and revenues as reported by the segment recording the sale. An analysis of revenues allocated by the geographical location of external customers is set out below.

| | 2006 $'000 | 2005 $'000 |
|---|---|---|
| Australia | 459,239 | 576,122 |
| New Zealand | 42,650 | 46,667 |
| North America | 528,746 | 243,803 |
| Europe | 816,264 | 564,289 |
| Asia including China, Malaysia, India etc | 1,848,080 | 1,134,166 |
| Middle East | 57,428 | - |
| | 3,752,407 | 2,565,047 |

Note (b) Intersegment sales

Segment revenues, expenses and results include transfers between segments. Such transfers are priced on an "arm's-length" basis and are eliminated on consolidation

## 33 Segment reporting (continued)

### Secondary reporting - business segments

| | Segment revenues from sales to external customers | | Segment assets | | Acquisitions of property, plant and equipment, intangibles and other non-current segment assets | |
|---|---|---|---|---|---|---|
| | 2006 $'000 | 2005 $'000 | 2006 $'000 | 2005 $'000 | 2006 $'000 | 2005 $'000 |
| Ferrous metal recycling | 2,259,112 | 1,598,441 | 1,124,108 | 520,483 | 199,398 | 58,147 |
| Non-ferrous metal recycling | 1,082,681 | 625,532 | 338,725 | 156,836 | 29,146 | 8,499 |
| Secondary processing | 240,034 | 239,058 | 181,572 | 84,071 | 10,327 | 3,012 |
| Recycling Solutions | 170,580 | 102,016 | 293,434 | 136,939 | 42,626 | 12,430 |
| | 3,752,407 | 2,565,047 | 1,937,839 | 898,329 | 281,497 | 82,088 |

## 34 Earnings per share

| | Consolidated 2006 | 2005 |
|---|---|---|
| | Cents Per Share | |
| Basic earnings per share | 174.2 | 216.3 |
| Diluted earnings per share | 173.7 | 216.1 |
| | $'000 | $'000 |
| Earnings used in calculating basic and diluted earnings per share | 196,646 | 197,031 |
| | Number of Shares | |
| Weighted average number of ordinary shares used as the demominator in calculating basic earnings per share | 112,856,555 | 91,086,086 |
| Adjustments for calculation of diluted earnings per share | | |
| Options, including ordinary shares issued under the Sims Group Employee Share Scheme deemed to be options for accounting purposes | 336,281 | 93,519 |
| Weighted average number of ordinary shares and potential ordinary shares used as the denominator in calculating diluted earnings per share | 113,192,836 | 91,179,605 |
| The weighted average number of converted potential ordinary shares included in the calculation of diluted earnings per share amounted to | 192,321 | - |

## 35 Cash flow information

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **(i) Reconciliation of cash** | | | |
| Cash at the end of the financial year as shown in the statements of cash flows is reconciled to the related items in the statements of financial position as follows: | | | |
| Cash at bank and on hand | 10,637 | 1,567 | - |
| Short term deposits | 5,163 | 44,441 | - |
| **Cash and cash equivalents** | 15,800 | 46,008 | - |

Details of interest rates and fair values are set out in note 38.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| **(ii) Reconciliation of profit after income tax expense to net cash inflow from operating activities** | | | |
| Profit for the year | 196,646 | 197,031 | 46,422 |
| Depreciation and amortisation of property, plant and equipment | 41,505 | 32,784 | - |
| Net loss/(profit) on disposal of non-current assets | 705 | (2,794) | - |
| Write-down of assets in a joint venture | - | 2,043 | - |
| Revaluation losses reversed in the profit and loss | (1,188) | (1,917) | - |
| Non-cash employee benefits expense | 2,524 | - | - |
| Share of profits of associates not received as dividends | (2,874) | (2,626) | - |
| Dividend re-investment plan | | | - |
| Change in operating assets and liabilities, net of effects of acquisitions and disposals of entities: | | | |
| (Increase) / decrease in trade and other debtors | 4,186 | (9,940) | (12,428) |
| (Increase) / decrease in inventories | (104,137) | 8 | - |
| (Increase) / decrease in prepayments | 8,538 | (962) | - |
| Increase in provisions | (10,593) | 1,524 | - |
| Increase in income tax payable | (9,284) | 4,090 | 12,352 |
| Increase in deferred taxes | 5,102 | 2,348 | - |
| Increase/(decrease) in accounts payable and other creditors | 77,441 | (28,782) | (15,383) |
| **Net cash inflow from operating activities** | 208,571 | 192,807 | 30,963 |

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|

## 36 Non-cash investing and financing activities

| | | | |
|---|---|---|---|
| **Acquisition of subsidiaries** | 543,117 | - | 2,494,616 |

On 31 October 2005 Sims Group Limited acquired substantially all of the recycling operations of Hugo Neu Corporation for $587.6 million The consideration given comprised 32,137,071 ordinary shares in Sims Group Limited with a fair value of $543 1m and the balance paid/payable in cash.

The non-cash acquisition amounts in the parent company also include shares exchanged for 100% of the shares in Sims Group Australia Holdings Limited as a consequence of the group restructure as described in note 1(a) and note 29 ($1,542 6m), an intra-group funding of $377.0m in respect of its acquisition of Sims Group UK Holdings Limited from Sims Group Australia Holdings Limited and an intra-group funding of $44.4m of the balance of the acquisition consideration for the former Hugo Neu operations

| | | | |
|---|---|---|---|
| **Acquisition of Landfill Management Services** | 8,000 | - | - |

On 1 January 2006 Sims Group Australia Holdings Limited acquired an additional 25% interest in an associated company, Landfill Management Services Pty Limited, on the conversion to shares of $8.0m convertible notes held in the associated company.

| | | | |
|---|---|---|---|
| **Dividend payment** | 15,017 | - | 15,017 |

Dividend settled by issue of shares under the dividend reinvestment plan.

## 37 Derivative financial instruments

| | | | |
|---|---|---|---|
| **Current assets** | | | |
| Forward foreign exchange contracts - cash flow hedges | 882 | - | - |
| Commodity - cash flow hedges | 21 | - | - |
| | 903 | - | - |
| **Current liabilities** | | | |
| Forward foreign exchange contracts - cash flow hedges | 69 | - | - |
| Commodity - cash flow hedges | 1,194 | - | - |
| | 1,263 | - | - |

### (a) Transition to AASB 132 and AASB 139

The Group has taken the exemption available under AASB 1 *First Time Adoption of Australian Equivalents to International Reporting Standards* to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* from 1 July 2005. At the date of transition to these standards, 1 July 2005, a net adjustment for the Group of $455,000 decrease in net assets was recognised representing a reclassification of foreign currency cash flow losses of $650,000 from deferred expenses to equity and the recognition of a deferred tax asset relating to these losses of $195,000 which was credited to equity.

### (b) Instruments used by the Group

The Group is party to derivative financial instruments in the normal course of business in order to hedge exposure to currency fluctuations in foreign exchange rates and commodity prices in accordance with the Group's financial risk management policies.

#### *(i) Forward exchange contracts - cash flow hedges*

The consolidated entity enters into forward foreign exchange contracts to buy and sell specific amounts of various foreign currencies in the future at pre-determined exchange rates. The contracts are entered into to hedge contracted purchase and sale commitments denominated in foreign currencies.

These contracts are hedging highly probable forecasted transactions for the ensuring financial year. The contracts are timed to mature when monies from the forecasted sales of scrap metal are scheduled to be received or when payment for purchases is scheduled to be made.

## 37 Derivative financial instruments (continued)

The cash flows are expected to occur at various dates up to one year from the balance date. At balance date, the details of the outstanding contracts are:

*(i) Forward exchange contracts - cash flow hedges (continued)*

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Buy AUD, Sell USD<br>Up to 12 months - at rates averaging AUD to USD<br>2006: 0 7350 (2005: 0.7591) | **47,617** | 21,076 | - |
| Buy NZD, Sell USD<br>Up to 12 months - at rates averaging NZD to USD<br>2006: 0.6032 (2005: 0.6961) | **9,543** | 2,637 | - |
| Buy EUR, Sell USD<br>Up to 12 months - at rates averaging EUR to USD<br>2006: 1.2797 (2005: 1.2238) | **434** | 1,425 | - |
| Buy NZD, Sell AUD<br>Up to 12 months - at rates averaging AUD to NZD<br>2006: Nil (2005: 1.0721) | **-** | 2,798 | - |
| Buy GBP, Sell USD<br>Up to 12 months - at rates averaging GBP to USD<br>2006: 1.8338 (2005: 1.8414) | **71,488** | 51,322 | - |
| Buy GBP, Sell EUR<br>Up to 12 months - at rates averaging GBP to EUR<br>2006: 1.4544 (2005: 1.4555) | **33,019** | 10,652 | - |
| Buy USD, Sell GBP<br>Up to 12 months - at rates averaging GBP to USD<br>2006: 1.8131 (2005: 1.8139) | **3,227** | 4,329 | - |
| Buy EUR, Sell GBP<br>Up to 12 months - at rates averaging GBP to EUR<br>2006: 1.4514 (2005: 1.4618) | **716** | 705 | - |
| Buy SEK, Sell USD<br>Up to 12 months - at rates averaging USD to SEK<br>2006: 0 1376 (2005: Nil) | **79** | - | - |

***(ii) Forward commodity contracts - cash flow hedges***

The consolidated entity enters into forward commodity contracts to buy and sell specific amounts of various metal commodities in the future at pre-determined rates. The commodity contracts are entered into to hedge contracted purchase and sale of metal commodity commitments denominated in foreign currencies.

The settlement dates, dollar amounts to be received and contractual exchange rates of the consolidated entity's outstanding commodity contracts at balance date are:

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Buy 25 metric tonnes LME Copper Grade A<br>Up to 12 months - at rates averaging US$6,700 per metric tonne (2005: Nil) | **225** | - | - |
| Sell 150 metric tonnes LME Copper Grade A<br>Up to 12 months - at rates averaging US$6,690 per metric tonne (2005: Nil) | **1,351** | - | - |
| Sell 240 metric tonnes LME Nickel<br>Up to 12 months - at rates averaging US$18,250 per metric tonne (2005: Nil) | **5,895** | - | - |

**(c) Credit risk exposures**

Credit risk arises from the potential failure of counterparties to meet their obligations under the respective contracts at maturity. It arises from amounts receivable from unrealised gains on derivative financial instruments.

| | Consolidated 2006 $'000 | Consolidated 2005 $'000 | Parent entity 2006 $'000 |
|---|---|---|---|
| Receivable recognised at balance date from forward foreign currency and commodity contracts | **903** | - | - |

## 38 Interest and credit risk exposures and fair values of financial assets and liabilities

### *(a) Interest rate risk exposures*

The consolidated entity's exposure to interest rate risk arises predominantly from assets and liabilities bearing variable interest rates as the consolidated entity intends to hold fixed rate assets and liabilities to maturity. The effective weighted average interest rate for each class of financial assets and financial liabilities is as follows.

| 2006 | Note | Weighted average interest rate | Floating interest rate $'000 | Fixed interest maturing in: 1 year or less $'000 | Over 1 to 5 years $'000 | More than 5 years $'000 | Non-interest bearing $'000 | Total $'000 |
|---|---|---|---|---|---|---|---|---|
| **Financial assets** | | | | | | | | |
| Cash and deposits | 35 | 4.3% | 15,800 | - | - | - | - | 15,800 |
| Receivables - current | 8 | - | - | - | - | - | 356,019 | 356,019 |
| Receivables - non-current | 8 | - | - | - | - | - | - | - |
| | | | 15,800 | - | - | - | 356,019 | 371,819 |
| **Financial liabilities** | | | | | | | | |
| Payables - current | 15 | - | - | - | - | - | 341,752 | 341,752 |
| Payables - non-current | 15 | - | - | - | - | - | - | - |
| Bank overdrafts and loans | 16 | 5.8% | 301,459 | - | - | - | - | 301,459 |
| | | | 301,459 | - | - | - | 341,752 | 643,211 |

| 2005 | Note | Weighted average interest rate | Floating interest rate $'000 | Fixed interest maturing in: 1 year or less $'000 | Over 1 to 5 years $'000 | More than 5 years $'000 | Non-interest bearing $'000 | Total $'000 |
|---|---|---|---|---|---|---|---|---|
| **Financial assets** | | | | | | | | |
| Cash and deposits | 35 | 2.2% | 46,008 | - | - | - | - | 46,008 |
| Receivables - current | 8 | - | - | - | - | - | 214,194 | 214,194 |
| Receivables - non-current | 8 | - | - | - | - | - | 5,794 | 5,794 |
| | | | 46,008 | - | - | - | 219,988 | 265,996 |
| **Financial liabilities** | | | | | | | | |
| Payables - current | 15 | - | - | - | - | - | 182,469 | 182,469 |
| Payables - non-current | 15 | - | - | - | - | - | - | - |
| Bank overdrafts and loans | 16 | 5.0% | 98,946 | - | - | - | - | 98,946 |
| | | | 98,946 | - | - | - | 182,469 | 281,415 |

### *(b) Credit risk*

There is no concentration of credit risk with respect to current and non-current receivables, as the Group has a large number of customers, internationally dispersed. Refer note 2 for more information on the risk management of the Group. The maximum credit risk is set out in the table above

### *(c) Fair values*

The fair value of financial assets and liabilities of the consoldated entity which have been recognised on the balance sheet, is represented by their carrying amounts.

## Sims Group Limited

**Notes to the financial statements**
**for the year ended 30 June 2006**

## 39 Explanation of transition to Australian equivalents to IFRSs

**(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)**

**(A) At the date of transition to AIFRS: 1 July 2004**

| | | Consolidated | | | Parent entity | | |
|---|---|---|---|---|---|---|---|
| | Notes | Previous AGAAP $'000 | Effect of transition to AIFRS $'000 | AIFRS $'000 | Previous AGAAP $'000 | Effect of transition to AIFRS $'000 | AIFRS $'000 |
| **ASSETS** | | | | | | | |
| **Current assets** | | | | | | | |
| Cash and cash equivalents | | 20,107 | - | 20,107 | - | - | - |
| Receivables | | 182,397 | 8,489 | 190,886 | - | - | - |
| Inventories | | 147,676 | - | 147,676 | - | - | - |
| Other - reclassified to receivables | | 8,489 | (8,489) | - | - | - | - |
| Derivative financial instruments | | - | - | - | - | - | - |
| **Total current assets** | | 358,669 | - | 358,669 | - | - | - |
| **Non-current assets** | | | | | | | |
| Receivables | | 5,908 | - | 5,908 | - | - | - |
| Investments accounted for using the equity method | | 7,821 | - | 7,821 | - | - | - |
| Other financial assets | | - | - | - | - | - | - |
| Property, plant and equipment | | 261,755 | - | 261,755 | - | - | - |
| Deferred tax assets | *(g)* | 13,645 | 5,308 | 18,953 | - | - | - |
| Intangible assets | | 73,360 | - | 73,360 | - | - | - |
| **Total non-current assets** | | 362,489 | 5,308 | 367,797 | - | - | - |
| **Total assets** | | 721,158 | 5,308 | 726,466 | - | - | - |
| **LIABILITIES** | | | | | | | |
| **Current liabilities** | | | | | | | |
| Payables | | 179,475 | - | 179,475 | - | - | - |
| Interest bearing liabilities | | 1,100 | - | 1,100 | - | - | - |
| Derivative financial instruments | | - | - | - | - | - | - |
| Current tax liabilities | | 26,924 | - | 26,924 | - | - | - |
| Provisions | | 10,128 | - | 10,128 | - | - | - |
| **Total current liabilities** | | 217,627 | - | 217,627 | - | - | - |
| **Non-current liabilities** | | | | | | | |
| Interest bearing liabilities | | 36,950 | - | 36,950 | - | - | - |
| Deferred tax liabilities | | 6,277 | | 6,277 | - | - | - |
| Provisions | | 11,736 | - | 11,736 | - | - | - |
| Retirement benefit obligations | *(d)* | - | 13,099 | 13,099 | - | - | - |
| **Total non-current liabilities** | | 54,963 | 13,099 | 68,062 | - | - | - |
| **Total liabilities** | | 272,590 | 13,099 | 285,689 | - | - | - |
| **Net assets** | | 448,568 | (7,791) | 440,777 | - | - | - |
| **EQUITY** | | | | | | | |
| Contributed equity | | 220,665 | - | 220,665 | - | - | - |
| Reserves | *(c)* | 17,620 | 10,359 | 27,979 | - | - | - |
| Retained profits | *(h)* | 210,283 | (18,150) | 192,133 | - | - | - |
| **Total equity** | | 448,568 | (7,791) | 440,777 | - | - | - |

## 39 Explanation of transition to Australian equivalents to IFRSs (continued)

**(1) Reconciliation of equity reported under previous Australian Generally Accepted Accounting Principles (AGAAP) to equity under Australian equivalents to IFRSs (AIFRS)**

**(B) At the end of the last reporting period under previous AGAAP: 30 June 2005**

| | | Consolidated | | | Parent entity | | |
|---|---|---|---|---|---|---|---|
| | Notes | Previous AGAAP $'000 | Effect of transition to AIFRS $'000 | AIFRS $'000 | Previous AGAAP $'000 | Effect of transition to AIFRS $'000 | AIFRS $'000 |
| **ASSETS** | | | | | | | |
| **Current assets** | | | | | | | |
| Cash and cash equivalents | | 46,008 | - | 46,008 | - | - | - |
| Receivables | | 202,694 | 11,500 | 214,194 | - | - | - |
| Inventories | | 150,956 | - | 150,956 | - | - | - |
| Other - reclassified to receivables | | 11,500 | (11,500) | - | - | - | - |
| Derivative financial instruments | | - | | - | - | - | - |
| **Total current assets** | | 411,158 | - | 411,158 | - | - | - |
| **Non-current assets** | | | | | | | |
| Receivables | | 5,794 | - | 5,794 | - | - | - |
| Investments accounted for using the equity method | | 10,272 | - | 10,272 | - | - | - |
| Other financial assets | | - | - | - | - | - | - |
| Property, plant and equipment | | 337,687 | - | 337,687 | - | - | - |
| Deferred tax assets | (g) | 15,046 | 8,370 | 23,416 | - | - | - |
| Intangible assets | (b),(c),(d) | 99,781 | 10,221 | 110,002 | - | - | - |
| **Total non-current assets** | | 468,580 | 18,591 | 487,171 | - | - | - |
| **Total assets** | | 879,738 | 18,591 | 898,329 | - | - | - |
| **LIABILITIES** | | | | | | | |
| **Current liabilities** | | | | | | | |
| Payables | | 182,469 | - | 182,469 | - | - | - |
| Interest bearing liabilities | | - | - | - | - | - | - |
| Derivative financial instruments | | - | - | - | - | - | - |
| Current tax liabilities | | 31,627 | - | 31,627 | - | - | - |
| Provisions | | 15,476 | - | 15,476 | - | - | - |
| **Total current liabilities** | | 229,572 | - | 229,572 | - | - | - |
| **Non-current liabilities** | | | | | | | |
| Interest bearing liabilities | | 98,946 | - | 98,946 | - | - | - |
| Deferred tax liabilities | (g) | 6,127 | 14,407 | 20,534 | - | - | - |
| Provisions | | 9,628 | - | 9,628 | - | - | - |
| Retirement benefit obligations | (d) | - | 22,193 | 22,193 | - | - | - |
| **Total non-current liabilities** | | 114,701 | 36,600 | 151,301 | - | - | - |
| **Total liabilities** | | 344,273 | 36,600 | 380,873 | - | - | - |
| **Net assets** | | 535,465 | (18,009) | 517,456 | - | - | - |
| **EQUITY** | | | | | | | |
| Contributed equity | | 220,665 | - | 220,665 | - | - | - |
| Reserves | (c),(d) | 35,065 | (9,026) | 26,039 | - | - | - |
| Retained profits | (h) | 279,735 | (8,983) | 270,752 | - | - | - |
| **Total equity** | | 535,465 | (18,009) | 517,456 | - | - | - |

## 39 Explanation of transition to Australian equivalents to IFRSs (continued)

**(2) Reconciliation of profit under previous AGAAP to profit under Australian equivalents to IFRSs (AIFRS)**

**Reconciliation of profit for the year ended 30 June 2005**

| | | Consolidated | | | Parent entity | | |
|---|---|---|---|---|---|---|---|
| | Notes | Previous AGAAP $'000 | Effect of transition to AIFRS $'000 | AIFRS $'000 | Previous AGAAP $'000 | Effect of transition to AIFRS $'000 | AIFRS $'000 |
| **Revenue** | *(a)* | 2,570,202 | (4,599) | 2,565,603 | - | - | - |
| Other income | *(a), (c)* | - | 5,243 | 5,243 | - | - | - |
| Raw materials and finished goods included in cost of sales | | (1,625,441) | - | (1,625,441) | - | - | - |
| Freight expense | | (249,701) | - | (249,701) | - | - | - |
| Employee benefits expense | *(d)* | (193,240) | 1,634 | (191,606) | - | - | - |
| Depreciation and amortisation expense | | (32,784) | - | (32,784) | - | - | - |
| Amortisation of intangibles | *(b)* | (5,976) | 5,976 | - | - | - | - |
| Repairs and maintenance expense | | (64,862) | - | (64,862) | - | - | - |
| Other expenses from ordinary activities | *(a)* | (120,270) | 1,273 | (118,997) | - | - | - |
| Borrowing costs expense | | (5,834) | - | (5,834) | - | - | - |
| Share of net profit of associates accounted for using the equity method | | 2,626 | - | 2,626 | - | - | - |
| **Profit before income tax** | | 274,720 | 9,527 | 284,247 | - | - | - |
| Income tax expense | *(d)* | (86,856) | (360) | (87,216) | - | - | - |
| **Profit attributable to members of Sims Group Limited** | | 187,864 | 9,167 | 197,031 | - | - | - |

| | Cents | | Cents |
|---|---|---|---|
| Basic earnings per share | 206.3 | | 216.3 |
| Diluted earnings per share | 206.0 | | 216 1 |

**(3) Adjustments on transition to AASB132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement*: 1 July 2005**

Details of the adjustments made on transition are set out in note 39(4)(e).

## 39 Explanation of transition to Australian equivalents to IFRSs (continued)

**(4) Notes to the reconciliations**

***(a) Revenue and other income disclosures in relation to the sale of non-current assets, insurance proceeds and net foreign currency gains***

Under AFIRS, the income recognised in relation to the sale of non-current assets is the net gain on the sale. This is in contrast to the current Australian GAAP treatment under which the gross proceeds from the sale are recognised as revenue, and the carrying amount of the asset sold is recognised as an expense. Insurance proceeds previously included in revenue has been reclassified as other income and net foreign currency gains have been reclassified to other income from other expenses from operating activities. The effect of this is:

*(i) At 1 July 2004*
For the Group there is no effect.

*(ii) At 30 June 2005*
For the Group there is no effect.

*(iii) For the year ended 30 June 2005*

For the Group there has been a decrease of $4.081m in revenue, a decrease in the carrying amount of non-current assets sold disclosed as an expense in the income statement of $1.287m and an increase in other income of $2.794m relating to asset sales. For the Group there has been a decrease of $0.518m in revenue relating to insurance proceeds and an increase in other income of $0.518m. For the Group there has been an increase of $0.014m in other income relating to foreign currency exchange gains and an increase on other expenses of $0.014m

***(b) Intangible assets – goodwill***

Under AASB 3 *Business Combinations*, amortisation of goodwill is prohibited, and is replaced by annual impairment testing focusing on the cash flows of the related cash generating unit. This has resulted in a change to the current accounting policy, under which goodwill is amortised on a straight line basis over the period. The effect of this is:

*(i) At 1 July 2004*
For the Group there is no effect.

*(ii) At 30 June 2005*
For the Group there has been an increase in intangible assets of $5.976m and an increase in retained profits of $5.976m.

*(iii) For the year ended 30 June 2005*
For the Group amortisation expense has decreased by $5.976m with no associated income tax expense effect.

***(c) Property, Plant and Equipment***

On applying the fair value approach under AASB 116 *Property, Plant and Equipment*, an item of property, plant and equipment whose fair value can be measured reliably shall be carried at a revalued amount, being its fair value at the date of the revaluation less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Revaluations shall be made with sufficient regularity to ensure that the carrying amount does not differ materially from that which would be determined using fair value at the reporting date.

If an asset's carrying amount is increased as a result of a revaluation, the increase shall be credited directly to equity under the heading of revaluation reserve. However, the increase shall be recognised in profit or loss to the extent that it reverses a revaluation decrease of the same asset previously recognised in profit or loss.

If an asset's carrying amount is decreased as a result of a revaluation, the decrease shall be recognised in profit or loss However, the decrease shall be debited directly to equity under the heading of revaluation reserve to the extent of any credit balance existing in the revaluation reserve in respect of that asset.

This has resulted in a change to the previous accounting policy, under which any devaluation of an item of property plant and equipment would be off-set against a revaluation of assets in the same class The effect of this is:

*(i) At 1 July 2004*

For the Group there has been an increase in the asset revaluation reserve of $10.359m, an increase in deferred tax assets of $1.378m, a decrease in retained earnings after income tax of $8.981m being the total write-down of assets for which there was no corresponding asset revaluation reserve

*(ii) At 30 June 2005*

For the Group there has been a decrease in the asset revaluation reserve of $4.892m, an increase in deferred tax liabilities of $14 407m, an increase in deferred tax assets of $1,378m, and an increase in goodwill of $1.073m. There was also a decrease in retained earnings after income tax of $7 064m being the total write-down of assets for which there was no corresponding asset revaluation reserve

*(iii) For the year ended 30 June 2005*

For the Group there has been a increase of $1.917m in other income from ordinary activities relating to the reversal of revaluation losses previously charged to the profit and loss account and a corresponding decrease in the revaluation reserve.

## 39 Explanation of transition to Australian equivalents to IFRSs (continued)

**(4) Notes to the reconciliations - continued**

***(d) Retirement benefit obligations***

Sims Group Limited is the sponsor of a number of superannuation plans with a defined benefit section and a defined contribution section. Under previous AGAAP, cumulative actuarial gains and losses on the defined benefit section were not recognised on the balance sheet At the date of transition a liability is recognised in the provision for employee benefits. It is measured as the difference between the present value of the employees' accrued benefits at that date and the net market value of the superannuation fund's assets at that date. The effect of this is:

*(i) At 1 July 2004*
For the Group there has been an increase in retirement benefit obligations of $13.099m, an increase in deferred tax assets of $3.930m and a decrease in retained earnings of $9.169m.

*(ii) At 30 June 2005*

For the Group there has been an increase in retirement benefit obligations of $22.193m, an increase in deferred tax assets of $6.992m, an increase in goodwill of $3.172m an decrease in defined benefit fund reserve of $5.117m, an increase in foreign currency exchange reserves of $0.983m and a decrease in retained earnings of $7.895m.

*(iii) For the year ended 30 June 2005*
The employee benefits expense for the year has decreased by $1.634m and tax expense increased by $0.360m.

***(e) Financial Instruments***

The group has taken advantage of the exemption available under AASB 1 to apply AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* only from 1 July 2005. This allows the group to apply previous Australian GAAP to the comparative information of financial instruments within the scope of AASB 132 and AASB 139 for the 30 June 2006 financial report

As a result of the application of the exemption referred to above, there would have been no adjustment to classification or measurement of cash flow hedges from the application of AIFRS during the year ended 30 June 2005. Changes in classification and measurement is recognised from 1 July 2005 as a result of the exemption. An adjustment of $0.455m was charged to reserves being the net of tax effect of recognising the fair value of derivatives at 1 July 2005.

***(f) Equity-based Compensation Benefits***
Under AASB 2 *Share-based Payment*, from 1 July 2004 the group is required to recognise an expense for options that were issued to employees after 7 November 2002 but which had not vested by 1 January 2005.

This has resulted in a change to the previous AGAAP accounting policy under which no expense was recognised for equity-based compensation.

If the policy required by AASB 2 had been applied during the year ended 30 June 2005, there would have been no effect on the financial statements as no options were issued to any employee after 7 November 2002.

## 39 Explanation of transition to Australian equivalents to IFRSs (continued)

**(4) Notes to the reconciliations - continued**

***(g) Deferred Tax Asset / Liability***

Under previous AGAAP income tax expense was calculated by reference to the accounting profit after allowing for permanent differences. Deferred tax was not recognised in relation to amounts recognised directly in equity. The adoption of AIFRS has resulted in a change in accounting policy. The application of AASB 112 Income Taxes has resulted in the recognition of deferred tax liabilities on revaluations of non-current assets and actuarial gains and losses on retirement benefit obligations taken direct to the defined benefits fund reserve.

*(i) At 1 July 2004 and at 30 June 2005*
The effects on the deferred tax asset / liability of the adoption of AIFRS are as follows:

| | | Consolidated | | Parent entity | |
|---|---|---|---|---|---|
| | Notes | 30 June 2005 $'000 | 1 July 2004 $'000 | 30 June 2005 $'000 | 1 July 2004 $'000 |
| Revaluation of non-depreciable assets | (c) | 14,407 | - | - | - |
| Increase in deferred tax liability | | 14,407 | - | - | - |
| | | | | | |
| Revaluation of non-depreciable assets | (c) | 1,378 | 1,378 | - | - |
| Retirement benefit obligations | (d) | 6,992 | 3,930 | - | - |
| Increase in deferred tax assets | | 8,370 | 5,308 | - | - |

***(h) Retained earnings***

The effect on retained earnings of the changes set out above are as follows:

| | | | | | |
|---|---|---|---|---|---|
| Goodwill amortisation reversed | (b) | 5,976 | - | - | - |
| Asset revaluation losses transferred to retained earnings (net of tax) | (c) | (8,981) | (8,981) | - | - |
| Reversal of asset revaluation losses previously charged to profit and loss | (c) | 1,917 | - | - | - |
| Retirement benefit obligations | (d) | (7,895) | (9,169) | - | - |
| Total adjustment | | (8,983) | (18,150) | - | - |

## 40 Critical accounting estimates and judgements

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

**(a) Critical accounting estimates and assumptions**

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

***(i)* Estimated impairment of goodwill**
The Group tests annually whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 1(s). The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of assumptions. Refer to note 14 for details of these assumptions and the potential impact of changes to these assumptions.

## 41 New accounting standards and Urgent Issues Group (UIG) Interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for 30 June 2006 reporting periods These are considered to have nil or minimal impact when applied by the Group.
The following is a list of accounting standards (AASB) and UIG's issued but not yet effective.

**AASB**

AASB 7 - Financial Instruments: Disclosures - This Standard applies to annual reporting periods beginning on or after 1 January 2007.
AASB 2004-3 - Amendments to Australian Accounting Standards - When an entity early adopts AASB 119 as issued in December 2004 for annual reporting periods beginning on or after 1 January 2005, this Standard is also applied for that earlier period.
AASB 2005-3 - Amendments to Australian Accounting Standards [AASB 119] - This Standard makes amendments to AASB 119 Employee Benefits (issued in July 2004) and AASB 119 Employee Benefits (revised in December 2004).
AASB 2005-4 - Amendments to Australian Accounting Standards [AASB 139, AASB 132, AASB 1, AASB 1023 & AASB 1038] - This Standard applies to annual reporting periods beginning on or after 1 January 2006.
AASB 2005-5 - Amendments to Australian Accounting Standards [AASB 1 & AASB 139] - This Standard applies to annual reporting periods beginning on or after 1 January 2006.
AASB 2005-6 - Amendments to Australian Accounting Standards [AASB 3] - This Standard applies to annual reporting periods beginning on or after 1 January 2006.
AASB 2005-10 - Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB 117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023 & AASB 1038] - This Standard applies to annual reporting periods beginning on or after 1 January 2007.

**UIG**

Interpretation 4 - Determining Whether an Arrangement Contains a Lease. This Interpretation applies to annual reporting periods beginning on or after 1 January 2006
Interpretation 5 - Rights to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds. This Interpretation applies to annual reporting periods beginning on or after 1 January 2006
UIG Interpretation 6 - Liabilities arising from Participating in a Specific Market – Waste Electrical and Electronic Equipment. This Interpretation applies to annual reporting periods beginning on or after 1 December 2005

# DIRECTORS' DECLARATION

In the directors' opinion:

(a) The financial statements and notes set out on pages 1 to 60 are in accordance with the *Corporations Act 2001*, including:

  (i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

  (ii) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2006 and of its performance, as represented by the results of their operations and their cash flows, for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and

(c) the audited remuneration disclosures/tables set out on pages 5 to 18 of the directors' report comply with Accounting Standards AASB 124 Related Party Disclosures and the Corporations Regulations 2001; and

(d) at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in note 29 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in note 29.

The directors have been given the declarations by the Group Chief Executive and the Executive Director Group Finance & Strategy required by section 295A of the *Corporations Act 2001*.

This declaration is made in accordance with a resolution of the directors.

P K Mazoudier
Chairman

J L Sutcliffe
Group Chief Executive

Signed in Sydney, NSW, Australia on 1 September 2006

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

# Independent audit report to the members of Sims Group Limited

## Audit opinion

In our opinion:

1. the financial report of Sims Group Limited:

   - gives a true and fair view, as required by the *Corporations Act 2001* in Australia, of the financial position of Sims Group Limited and the Sims Group (defined below) as at 30 June 2006, and of their performance for the year ended on that date, and
   - is presented in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, and the *Corporations Regulations 2001;* and

2. the remunerations disclosures that are contained on pages 5 to 18 of the directors' report comply with Accounting Standard AASB 124 *Related Party Disclosures* (AASB 124) and the *Corporations Regulations 2001*

This opinion must be read in conjunction with the rest of our audit report

## Scope

### The financial report, remunerations disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, cash flow statements, statement of changes in equity, accompanying notes to the financial statements, and the directors' declaration for both Sims Group Limited (the company) and the Sims Group (the consolidated entity), for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives (remuneration disclosures) as required by AASB 124, under the heading "remuneration report" on pages 5 to 18 of the directors' report, as permitted by the *Corporations Regulations 2001*.

The directors of the company are responsible for the preparation and true and fair presentation of the financial report in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

PRICEWATERHOUSECOOPERS

## Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected. For further explanation of an audit, visit our website http://www.pwc.com/au/financialstatementaudit.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations, changes in equity and cash flows. We also performed procedures to assess whether the remuneration disclosures comply with AASB 124 and the *Corporations Regulations 2001*.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and remuneration disclosures, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

## Independence

In conducting our audit, we followed applicable independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

PricewaterhouseCoopers

W H B Seaton
Partner

Sydney
1 September 2006

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www pwc com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

## Auditor's Independence Declaration

As lead auditor for the audit of Sims Group Limited for the year ended 30 June 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit

This declaration is in respect of Sims Group Limited and the entities it controlled during the period

WHB Seaton
Partner
PricewaterhouseCoopers

Sydney
1 September 2006

Exemption No 82-3838

ASIA PACIFIC

**Milena Ickeringill**
Company Secretary

*Phone:* *61 3 9616 3852*
*Fax:* *61 3 9614 5298*

28 September 2006

Australian Stock Exchange Limited
Company Announcements Office
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

**Substantial Security Holder**

Please find attached a Substantial Security Holder Notice for Sims Group Limited.

Yours faithfully

**Milena Ickeringill**

# Form 603

Corporations Act 2001
Section 671B

## Notice of initial substantial holder

To Company Name/Scheme: *Sims Group Limited*

ACN/ARSN: 008 634 526

**1. Details of substantial holder (1)**

Name: AXA SA ("**AXA**"), AXA Asia Pacific Holdings Limited ("**AXA APH**") and various bodies corporate controlled by AXA and AXA APH listed in Schedule 1 (together, "**the AXA Group**") and certain other entities associated with AXA and AXA APH listed in Schedule 1.)

ACN/ARSN (if applicable): 069 123 011

The holder became a substantial holder on 22/09/2006

**2. Details of voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

| Class of securities (4) | Number of securities | Person's votes (5) | Voting power (6) |
|---|---|---|---|
| Ordinary | 6,559,012 | 6,559,012 | 5.26% |
| | | | |

**3. Details of relevant interests**

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

| Holder of relevant interest | Nature of relevant interest (7) | Class and number of securities (ordinary shares unless stated otherwise) |
|---|---|---|
| Each holder of a relevant interest is listed in Schedule 1. | Each person listed in Part A(i) of Schedule 1 has a relevant interest because it has power to exercise or control the exercise of a right to vote or to dispose of the relevant securities (s 608(1)(b) and (c) Corporations Act 2001 ("CA")).<br><br>Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has voting power above 20% over one or more persons listed in Part A(i) of Schedule 1 (s 608(3) CA). | See column 5 of Schedule 2. |
| | | |

**4. Details of present registered holders**

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Class and number of securities (ordinary shares unless stated otherwise) |
|---|---|---|---|
| Each holder of a relevant interest is listed in Schedule 1. | The registered holders of the securities are various third parties acting as custodians on behalf of AXA Group entities (see also column 1 of Schedule 2). | [Not applicable.] | See column 5 of schedule 2. |

**5. Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

sgm contents

| Holder of relevant interest | Date of acquisition | Consideration (9) | | Class and number of securities (ordinary shares unless stated otherwise) |
|---|---|---|---|---|
| | | Cash | Non-Cash | |
| Each holder of a relevant interest is listed in Schedule 1. | See column 2 of Schedule 2. | See column 4 of Schedule 2. | [Not applicable.] | See column 5 of schedule 2. |

### 6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| [Not applicable.] | [Not applicable.] |

### 7. Addresses

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| See Parts A and B of Schedule 1 (column 1). | See Parts A and B of Schedule 1 (column 2). |

## Signature

print name Milena Ickeringill capacity Company Secretary, AXA Asia Pacific Holdings Limited

sign here [signature] date 28 / 09 / 2006

sgm contents

**DIRECTIONS**

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant *interest in.*

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

## SCHEDULE 1 - HOLDERS OF A RELEVANT INTEREST AND ASSOCIATES

*Note: All information provided in this schedule is based on the information available to AXA APH at the time of filing this notice.*

### PART A - PERSONS WITH A RELEVANT INTEREST

| Name | Address |
|---|---|
| *Part A(i) - Responsible entities / trustees / managers of funds / delegates of managers [s 608(1)(b) and (c)]* | |
| Various AXA Group entities which are responsible entities, trustees, managers of funds and delegates of | Not applicable |
| National Mutual Funds Management Limited | 447 Collins Street, Melbourne, Victoria 3000 |
| IPAC Securities Limited | 447 Collins Street, Melbourne, Victoria 3000 |
| IPAC Asset Management Limited | 447 Collins Street, Melbourne, Victoria 3000 |
| AllianceBernstein L.P. | 1345 Avenue of the Americas, NYC 10105 |
| AllianceBernstein Australia Limited | Level 29, 1 Farrer Place, Sydney, NSW 2000 |
| AXA Investment Managers UK Ltd | 7,Newgate Street, London EC1A 7NX, England |
| AXA Rosenberg Investment Management LLC | 4 Orinda Way Building E Orinda, California 94563 |
| Various custodians on behalf of various international entities ultimately controlled by AXA (details not available at time of filing) | Various |
| *Part A(ii) - Persons with voting power greater than 20% in persons listed in Parts A(i) and (ii)* | |
| Various AXA Group entities, including, as ultimate holding companies, those set out below | Not applicable |
| AXA SA | 25 Avenue Matignon 75008 Paris France |
| AXA Asia Pacific Holdings Limited | 447 Collins Street Melbourne, Victoria 3000 |
| *Part A(iii) - Other relevant interests* | |
| [Not applicable.] | |

### PART B - ASSOCIATES OF PERSONS WITH A RELEVANT INTEREST

| Name | Address |
|---|---|
| *Part (B)(i) - AXA Group Companies [associates by virtue of s 12(2)(a) of CA]* | |
| AXA SA | 25 Avenue Matignon 75008 Paris France |
| Folio Nominees Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |

| Name | Address |
|---|---|
| National Mutual Funds Management (Global) Limited | 447 Collins Street, Melbourne, Victoria 3000 |
| AXA Asia Pacific Holdings Limited | 447 Collins Street, Melbourne, Victoria 3000 |
| The National Mutual Life Association of Australasia Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Ipac Asset Management Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Ipac Financial Care Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Ipac Portfolio Management Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Ipac Financial Services Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Ipac Group Services Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| David Bird Financial Services Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Lidomein Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Walker Lawrence & Associates Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Strategic Planning Partners Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Albert & Will Financial Planning Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Financial Resources Group Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Clientcare Australia (Investments) Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| TM Securities Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Monere | 447 Collins Street, Melbourne, Victoria 3000 |
| Armitage Investment Services Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Armitage Group Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Sterling Grace Portfolio Management Group Pty Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| SG Holdings Ltd | 447 Collins Street, Melbourne, Victoria 3000 |
| Alliance Capital Management Corporation of Delaware | 1345 Avenue of the Americas, NYC 10105 |
| AXA Equitable Life Insurance Company | 1290 Avenue of the Americas, NYC 10105 |
| AXA Financial, Inc. | 1290 Avenue of the Americas, NYC 10105 |
| NMMT Limited | 447 Collins Street, Melbourne, Victoria 3000 |
| National Mutual Funds Management NZ Limited | Level 6, 80 The Terrace, Wellington |
| A.C.M.C. Inc | 1345 Avenue of the America, NYC 10105 |
| Neuville Company Inc | C/-447 Collins Street, Melbourne, Victoria 3000 |
| Spicers Portfolio Management Ltd | Level 6, 80 The Terrace, Wellington |

| Name | Address |
|---|---|
| Assure New Zealand Ltd | Level 6, 80 The Terrace, Wellington |
| Arcus Investment Management Ltd | Level 6, 80 The Terrace, Wellington |
| Client Portfolio Administration Ltd | Level 6, 80 The Terrace, Wellington |
| Sterling Portfolio Management Ltd | Level 6, 80 The Terrace, Wellington |
| Client Reserve Ltd | Level 6, 80 The Terrace, Wellington |
| Mortgage Backed Bonds Limited | Level 6, 80 The Terrace, Wellington |
| In addition to the entities referred to above, each other entity in AXA's global corporate group which is ultimately controlled by AXA is an associate of a person whose relevant interest changed. | |
| ***Part B(ii) - Other associates*** | |
| Not applicable | |

# SCHEDULE 2 - CHANGES IN RELEVANT INTERESTS

| Holder of Relevant Interest | Date of Transaction | Transaction Type | Consideration | # Shares |
|---|---|---|---|---|
| **Westpac Custodian Nominees Limited as custodian for ipac Securities Ltd** | **open** | | | **17,603.00** |
| | 02-May-06 | BUY | - 102,889.49 | 5,453.00 |
| | 03-May-06 | BUY | - 209,350.83 | 11,088.00 |
| | 05-May-06 | BUY | - 300,263.34 | 16,155.00 |
| | 09-May-06 | BUY | - 116,394.68 | 5,986.00 |
| | 10-May-06 | BUY | - 39,100.57 | 1,954.00 |
| | 12-May-06 | BUY | - 182,909.90 | 9,004.00 |
| | 16-May-06 | BUY | - 37,708.13 | 1,901.00 |
| | 06-Jun-06 | BUY | - 78,578.80 | 4,224.00 |
| | 11-Jul-06 | BUY | - 43,912.95 | 2,243.00 |
| | 19-Jul-06 | SELL | 67,962.00 | - 3,615.00 |
| | 25-Jul-06 | BUY | - 1,155,918.76 | 61,200.00 |
| | 26-Jul-06 | BUY | - 277,570.59 | 14,800.00 |
| | 28-Jul-06 | BUY | - 413,118.13 | 21,954.00 |
| | 31-Jul-06 | BUY | - 154,910.05 | 8,200.00 |
| | 01-Aug-06 | BUY | - 106,699.18 | 5,625.00 |
| | 02-Aug-06 | BUY | - 151,910.39 | 8,100.00 |
| | 03-Aug-06 | BUY | - 127,296.02 | 6,700.00 |
| | 04-Aug-06 | BUY | - 25,106.70 | 1,312.00 |
| | 09-Aug-06 | BUY | - 231,915.66 | 12,207.00 |
| | 11-Aug-06 | BUY | - 211,520.84 | 11,460.00 |
| | 15-Aug-06 | BUY | - 877,364.21 | 48,577.00 |
| | 16-Aug-06 | BUY | - 385,944.37 | 21,395.00 |
| | 18-Aug-06 | BUY | - 98,361.10 | 5,392.00 |
| | 22-Aug-06 | BUY | - 296,899.53 | 15,952.00 |
| | 23-Aug-06 | BUY | - 129,607.29 | 6,867.00 |
| | 25-Aug-06 | BUY | - 3,153.46 | 169.00 |
| | 31-Aug-06 | SELL | 92,329.03 | - 4,760.00 |
| | 05-Sep-06 | BUY | - 211,844.53 | 10,377.00 |
| | 06-Sep-06 | BUY | - 162,976.67 | 7,797.00 |
| | 08-Sep-06 | BUY | - 111,780.62 | 5,317.00 |
| | | | | **340,637.00** |
| **Westpac Custodian Nominees Limited as custodian for National Mutual Funds Management Ltd** | **open** | | | **191,862.00** |
| | 25-Jul-06 | BUY | - 2,438,384.18 | 129,100.00 |
| | 26-Jul-06 | BUY | - 3,499,640.08 | 186,600.00 |
| | 27-Jul-06 | BUY | - 586,453.40 | 31,500.00 |
| | 28-Jul-06 | BUY | - 3,819,689.56 | 203,000.00 |
| | 31-Jul-06 | BUY | - 1,830,829.03 | 96,913.00 |
| | 01-Aug-06 | BUY | - 221,030.20 | 11,700.00 |
| | 02-Aug-06 | BUY | - 1,682,266.91 | 89,700.00 |
| | 03-Aug-06 | BUY | - 1,398,109.35 | 73,587.00 |
| | | | | **1,013,962.00** |

| Holder of Relevant Interest | Date of Transaction | Transaction Type | Consideration | # Shares |
|---|---|---|---|---|
| **Merrill Lynch Custodian Nominees Limited as custodian for Ipac Securities Ltd** | **open** | | | **101,023.00** |
| | 15-Sep-06 | BUY | - 1,199,500.88 | 114,200.00 |
| | 20-Sep-06 | BUY | - 1,237,484.85 | 60,323.00 |
| | | | | **275,546.00** |
| **Various Nominees (international AXA entitled) Details not available at time of filing** | **open** | | | **41,300.00** |
| | may | | | 92,667.00 |
| | jun | | | 603,059.00 |
| | jul | | | 1,594,377.00 |
| | aug | | | 1,348,981.00 |
| | sep (1-22) | | | 1,248,483.00 |
| | | | | **4,928,867.00** |
| | **TOTAL** | | | **6,559,012.00** |

Exemption No 82-3838

SIMS GROUP

**ASX & MEDIA RELEASE (ASX CODE: SGM)** **20 SEPTEMBER 2006**

## ORGANISATIONAL ANNOUNCEMENT

The Company announced today that Mr Rick Jansen has resigned his position as CEO of Sims Hugo Neu Corporation, the Company's North American business.

Mr Ross Cunningham, the Company's Executive Director, Group Finance & Strategy has been appointed as acting CEO of Sims Hugo Neu Corporation based in New York until 31 December 2006.

The Company has initiated a process to identify and appoint a permanent replacement for Mr Jansen.

*Sims Group's core business is metal recycling, with an emerging business in recycling solutions. Headquartered in Australia, Sims earns around 70 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 3,300 employees, annual turnover of A$3.8 billion and is listed on the Australian Stock Exchange (ASX CODE: SGM)*

***For further information contact*:**

*Frank Moratti*
*Company Secretary*
*Sims Group Limited*
*41 McLaren Street*
***NORTH SYDNEY NSW 2060***

ABN 69 114 838 630

*Phone: (02) 9956 9100*

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **SIMS GROUP LIMITED** |
| **ABN** | **69 114 838 630** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | JEREMY LEIGH SUTCLIFFE |
| **Date of last notice** | 4 August 2006 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Indirect interest |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | The Sutcliffe Family Trust, an associate of the Director, is the registered holder |
| **Date of change** | 4- 5 September 2006 |
| **No. of securities held prior to change** | 137,255 ordinary shares |
| **Class** | See above |
| **Number acquired** | N/A |
| **Number disposed** | 75,000 ordinary shares |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $386,899.50 (after repaying loan of $1,124,250 due to the entity pursuant to the entity's Executive Long Term Incentive Plan) |
| **No. of securities held after change** | 62,255 ordinary shares |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade. |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

Exemption No 82-3838

# Form 604

Corporations Law
Section 671B

## Notice of change of interests of substantial holder

To Company Name/Scheme SIMS GROUP LIMITED

ACN/ARSN 008 634 526

### 1. Details of substantial holder (1)

Name **PERPETUAL LIMITED and subsidiaries**

ACN (if applicable) **000 431 827**

There was a change in the interests of the Substantial holder on _07_/_09_/_2006__

The previous notice was given to the company on _18_/_08_/_2006__

The previous notice was dated _17_/_08_/_2006__

### 2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

| Class of securities (4) | Previous notice | | Present notice | |
|---|---|---|---|---|
| | Person's votes | Voting power (5) | Person's votes | Voting power (5) |
| **Ordinary** | **12,008,610** | **9.63%** | **10,708,620** | **8.59%** |
| | | | | |

### 3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change (6) | Consideration given in relation to change (7) | Class and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| | **Refer annexure 3** | | | | |
| | | | | | |

### 4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Nature of relevant interest (6) | Class and number of securities | Person's votes |
|---|---|---|---|---|---|
| | **Refer annexure 1 & 2** | | | | |
| | | | | | |
| | | | | | |

## 5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN (if applicable) | Nature of association |
|---|---|
| **Refer to Annexure 1** | |
| | |

## 6. Addresses

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| **Refer to Annexure 1** | |
| | |

## Signature

Print name **JOANNE HAWKINS** Capacity **COMPANY SECRETARY**

ANNEXURE 1 - Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Responsible Entity for:

| INTERNAL CODE | ACCOUNT DETAILS | REGISTRATION DETAILS |
|---|---|---|
| ALL 'PC' CODES | RBC Dexia Investor Services AUST Noms Pty Limited<br>ACF: PIML (Select Investments)<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br>ACF: PIML (Select Investments)<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 |
| GSF | RBC Dexia Investor Services AUST Noms Pty Limited<br>ACF: Perpetual Australia Share Fund<br>Account Code: PIGSF<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PIPOOLED A/C><br>GPO Box 5430 Sydney NSW 2001 |
| ICAS | RBC Dexia Investor Services AUST Noms Pty Limited<br>ACF: Perpetual Investor Choice Australian Asset Group<br>Account Code: PIICAS<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PIIC A/C><br>GPO Box 5430 Sydney NSW 2001 |
| ICIS | RBC Global Australia Nominees Pty Limited<br>ACF: Perpetual Investor Choice Industrial Asset Group<br>Account Code: PISIND<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PIIC A/C><br>GPO Box 5430 Sydney NSW 2001 |
| ICSC | RBC Dexia Investor Services AUST Noms Pty Limited<br>ACF: Perpetual Investor Choice Smaller Asset Group<br>Account Code: PISSCF<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PIIC A/C><br>GPO Box 5430 Sydney NSW 2001 |
| PCEF | RBC Dexia Investor Services AUST Noms Pty Limited<br>Account Code. PICEF<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PIPOOLED A/C><br>GPO Box 5430 Sydney NSW 2001 |
| PIBIAS | RBC Dexia Investor Services AUST Noms Pty Limited<br>ACF: Perpetual Independent Australian Share Fund<br>Account Code: PIBIAS<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br>ACF: Perpetual Independent Australian Share Fund<br>Account Code: PIBIAS<br>GPO Box 5430 Sydney NSW 2001 |
| PIDIF | RBC Dexia Investor Services AUST Noms Pty Limited<br>Account Code: PIDIF<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PICREDIT A/C><br>GPO Box 5430 Sydney NSW 2001 |
| PIDIF2 | RBC Dexia Investor Services AUST Noms Pty Limited<br>Account Code: PIDIF2<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PICREDIT A/C><br>GPO Box 5430 Sydney NSW 2001 |
| PIWGAF | UBS Nominee Pty Ltd<br>ACF: Perpetual Wholesale Geared Australian Share Fund<br>Account code: PIWGAF<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | UBS Nominee Pty Ltd<br><Prime Broking A/C><br>Level 25, 1 Farrer Place Govenor Phillip Tower<br>Sydney NSW 2000 |
| PIWCPF | RBC Global Australia Nominees Pty Limited<br>ACF: PI Protected Aust Share Fund A<br>Account code PIWCPF<br>GPO Box 5430 Sydney NSW 2001 | UBS Nominee Pty Ltd<br><Prime Broking A/C><br>Level 25, 1 Farrer Place Govenor Phillip Tower<br>Sydney NSW 2000 |
| PIWJPI | RBC Global Australia Nominees Pty Limited<br>ACF: Perpetual JF Wholesale Prop Income Fund<br>Account Code: PIWJPI<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PIPOOLED A/C><br>GPO Box 5430 Sydney NSW 2001 |
| PIWSPF | UBS Nominee Pty Ltd<br>ACF: Perpetual Wholesale Share Plus Fund<br>Account code PIWSPF<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | UBS Nominee Pty Ltd<br><Prime Broking A/C><br>Level 25, 1 Farrer Place Govenor Phillip Tower<br>Sydney NSW 2000 |

| | | |
|---|---|---|
| **PIWQLS** | UBS Nominee Pty Ltd<br>ACF: Perpetual QI Long Short Fund<br>Account code: PIWQLS<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | UBS Nominee Pty Ltd<br><Prime Broking A/C><br>Level 25, 1 Farrer Place Govenor Phillip Tower<br>Sydney NSW 2000 |
| **PMISF1** | RBC Dexia Investor Services AUST Noms Pty Limited<br>ACF: Perpetual's Industrial Share Fund One<br>Account Code: PIISF1<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PMISF1 A/C><br>GPO Box 5430 Sydney NSW 2001 |
| **PMISF2** | RBC Dexia Investor Services AUST Noms Pty Limited<br>ACF: Perpetual's Industrial Share Fund Two<br>Account Code: PIISF2<br>GPO Box 5430 Sydney NSW 2000 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PMISF2 A/C><br>GPO Box 5430 Sydney NSW 2001 |
| **PMISFJ** | RBC Dexia Investor Services AUST Noms Pty Limited<br>ACF: Perpetual's Industrial Share Fund<br>Account Code: PIISF3<br>GPO Box 5430 Sydney NSW 2000 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PMISFJ A/C><br>GPO Box 5430 Sydney NSW 2001 |
| **PMSCA** | RBC Dexia Investor Services AUST Noms Pty Limited<br>ATF: Perpetual's Smaller Companies Analyst Fund<br>Account Code: PISCA<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PIPOOLED A/C><br>GPO Box 5430 Sydney NSW 2001 |
| **PMWSCM** | RBC Global Australia Nominees Pty Limited<br>ACF: Perpetual Wholesale Smaller Companies (M)<br>Account Code: PIWSCM<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PMWSCM A/C><br>GPO Box 5430 Sydney NSW 2001 |
| **PMWSCS** | RBC Global Australia Nominees Pty Limited<br>ACF: Perpetual Wholesale Smaller Companies (S)<br>Account Code: PIWSCS<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PMWSCS A/C><br>GPO Box 5430 Sydney NSW 2001 |
| **PMWSRF** | RBC Global Australia Nominees Pty Limited<br>ACF: Perpetual Wholesael Ethical Fund<br>Account Code: PIWSRF<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PMWSRF A/C><br>GPO Box 5430 Sydney NSW 2001 |
| **PPSF** | RBC Dexia Investor Services AUST Noms Pty Limited<br>ATF: Perpetual James Fielding Wholesale Property Securities Fund<br>Account Code: PIPSF<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PIPOOLED A/C><br>GPO Box 5430 Sydney NSW 2001 |
| **PWSCF** | RBC Global Australia Nominees Pty Limited<br>ACF: Perpetual Wholesale Smaller Co Fund<br>Account Code: PIWSCF<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PIPOOLED A/C><br>GPO Box 5430 Sydney NSW 2001 |

**Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Trustee for:**

| | | |
|---|---|---|
| **ALL 'SS' CODES** | RBC Dexia Investor Services AUST Noms Pty Limited<br>ACF: PIML (Select Super)<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br>ACF: PIML (Select Super)<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 |

**Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, under Investment Management Agreements with:**

| INTERNAL CODE | ACCOUNT DETAILS | REGISTRATION DETAILS |
|---|---|---|
| **AMCORP** | National Nominees Ltd ACF: IOOF Account<br>Account Code: PIAMC<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | National Australia Custodian Services<br>A/C ATPFAE 6822 - 16<br>5th Floor South 271 Collins Street<br>Melbourne VIC 3000 |
| **ARF** | JP Morgan Chase Nominees Ltd<br>ACF: Australian Retirement Fund<br>Account Code: PIARF<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | JP Morgan Chase Nominees<br>A/C 13415<br>Locked Bag 7 Royal Exchange<br>Sydney NSW 2000 |

| | | |
|---|---|---|
| CBAISF | Citicorp Nominees Pty Ltd.<br>ACF: Commonwealth Aust Shares Fund 4<br>Account Code:PICISF<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | Citicorp Nominees Pty Ltd<br>A/C EASS04<br>GPO Box 764G<br>Melbourne VIC 3001 |
| NSWTC | Cogent Nominees Pty Ltd<br>ACF: NSW Treasury Corporation<br>Account Code: PINSWT<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | Cogent Nominees Pty Limited<br>A/C HGFPTE<br>P.O. Box R209 Royal Exchange<br>Sydney NSW 1225 |
| PIACT | JP Morgan Chase Nominees Ltd<br>ACF: Australian Capital Territory Treasury<br>Account Code: PIACT<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | JP Morgan Chase Nominees<br>A/C 32512<br>Locked Bag 7, Royal Exchange Sydney NSW 2000 |
| PICATS | RBC Dexia Investor Services AUST Noms Pty Limited<br>ACF: Catholic Superannuation Fund<br>Account Code: PICATS<br>GPO Box 5430 Sydney NSW 2001 | National Australia Custodian Services<br>A/C CDPMUT/8536-28<br>5th Floor South 271 Collins Street<br>Melbourne VIC 3000 |
| PIEFM6 | Cogent Nominees Pty Ltd<br>ACF: EFM Australian Share Fund 6<br>Account Code: PIEFM6<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | Cogent Nominees Pty Limited<br>A/C WTXME6<br>P.O. Box R209 Royal Exchange<br>Sydney NSW 1225 |
| PIFIJI | National Nominees Limited<br>ACF: Fiji National Provident Fund<br>Account Code: PIFIJI<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | National Australia Custodian Services<br>A/C FNPEAE/9353-16<br>5th Floor South 271 Collins Street<br>Melbourne VIC 3000 |
| PIHEST | RBC Dexia Investor Services AUST Noms Pty Limited<br>ACF: HEST Australia Limited<br>Account Code: PIHEST<br>GPO Box 5430 Sydney NSW 2001 | JP Morgan Chase Nominees<br>A/C 33112<br>Locked Bag 7, Royal Exchange<br>Sydney NSW 2000 |
| PIJUTD | Permanent Trustees Australia Ltd<br>ACF: PI United Sector Leaders Property Fund<br>Account Code: SMF0024<br>RBC Global Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | Cogent Nominees Pty Limited<br>PO Box R209, Royal Exchange<br>Sydney NSW 1225 |
| PIMIT | Guardian Trust Australia Ltd<br>ACF: Perpetual Cogent James Fielding Meridian Investment Trust<br>Account code PIMIT<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | Guardian Trust Australia Ltd<br><Meridian A/C><br>GPO Box 469 Sydney NSW 2001 |
| PISTCF | RBC Dexia Investor Services AUST Noms Pty Limited<br>ACF: SAS Trustee Corporation<br>Account Code: PISTCF<br>GPO Box 5430 Sydney NSW 2001 | JP Morgan Chase Nominees<br>A/C 34893<br>Locked Bag 7, Royal Exchange<br>Sydney NSW 2000 |
| PMCBUS | National Nominees Ltd<br>ACF: Construction & Building Union Superannuation Fund<br>Account Code: PICBUS<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | National Australia Custodian Services<br>A/C CBPFAE/5267-15<br>5th Floor South 271 Collins Street<br>Melbourne VIC 3000 |
| PMCGSF | Citicorp Nominees Pty Ltd<br>ACF: Commonwealth Aust Shares Fund 11<br>Account Code: PICGSF<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | Citicorp Nominees Pty Ltd<br>A/C EASS11<br>GPO Box 764G Melbourne VIC 3001 |
| PMCPSF | Citicorp Nominees Pty Ltd<br>ACF:Commonwealth Property Fund 3<br>Account Code: PICPSF<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | Citicorp Nominees Pty Ltd<br>A/C EPSS03<br>GPO Box 764G Melbourne VIC 3001 |
| PMFR | Westpac Custodian Nominees<br>ACF: Frank Russell Investment Management<br>Account Code: PIMFR<br>RBC Global Services Australia Nominees Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | Westpac Custodian Nominees State Street Fund<br>BQ8D<br>Level 9 / 50 Pitt Street<br>Sydney NSW 2000 |

| | | |
|---|---|---|
| PMHOST | JP Morgan Chase Nominees Limited<br>ACF: Host - Plus Pty Ltd<br>Account Code: PIHOST<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | JP Morgan Chase Nominees<br>A/C 20004<br>Locked Bag 7 Royal Exchange<br>Sydney NSW 2000 |
| PML | Perpetual Management Limited<br>Account Code: PTPML<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PT A/C><br>GPO Box 5430<br>Sydney NSW 2001 |
| PMSTA | National Nominees Limited<br>ACF: Super Trust of Australia<br>Account Code: PISTA<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | National Australia Custodian Services<br>A/C: 5498-10 STPAAE<br>5th Floor South 271 Collins Street<br>Melbourne VIC 3000 |
| PNOM | Perpetual Nominees Pty Limited<br>Account Code: PTPNOM<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PT A/C><br>GPO Box 5430<br>Sydney NSW 2001 |
| PTAL | Perpetual Australia Co Limited<br>Account Code: PTPAL<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430, Sydney NSW 2000 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PT A/C><br>GPO Box 5430<br>Sydney NSW 2001 |
| PTAN | Perpetual Nominees Limited<br>Account Code: PTPAN<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PT A/C><br>GPO Box 5430<br>Sydney NSW 2001 |
| PTCO | Perpetual Trustee Co Limited<br>Account Code: PTPCO<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PT A/C><br>GPO Box 5430<br>Sydney NSW 2001 |
| PTGEN | Perpetual Trustee Services General A/C<br>Account Code: PTPGEN<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PT A/C><br>GPO Box 5430<br>Sydney NSW 2001 |
| PTNM | P.T.A. Nominees Limited<br>ATF: Perpetual Trustees Nominees Limited<br>Account Code: PTPNM<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PT A/C><br>GPO Box 5430<br>Sydney NSW 2001 |
| PTQLD | Perpetual Trustee Queensland Limited<br>Account Code: PTPQLD<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PT A/C><br>GPO Box 5430<br>Sydney NSW 2001 |
| PTVIC | Perpetual Trustee Victoria Limited<br>Account Code: PTNM<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PT A/C><br>GPO Box 5430<br>Sydney NSW 2001 |
| PTWA | Perpetual Trustee WA Limited<br>Account Code: PTPWA<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PT A/C><br>GPO Box 5430<br>Sydney NSW 2001 |
| QITE2 | RBC Dexia Investor Services AUST Noms Pty Limited<br>AFT: Quantitative Investments TE 2 Equity Fund<br>Account Code: PIQTE2<br>GPO Box 5430 Sydney NSW 2001 | RBC Dexia Investor Services AUST Noms Pty Limited<br><PIPOOLED A/C><br>GPO Box 5430 Sydney NSW 2001 |
| SMF | Permanent Trustees Australia Ltd<br>ACF: SMF Funds Management <SMF 0013><br>Account Code: PISMF<br>RBC Global Services Australia Pty Limited<br>GPO Box 5430 Sydney NSW 2001 | Cogent Nominees Pty Limited<br>PO Box R209 Royal Exchange<br>Sydney NSW 1225 |

| | | |
|---|---|---|
| T2 | Perpetual Trustee Company Limited<br>(Private Client Division) | Perpetual Trustee Company Limited<br>GPO Box 4172 Sydney NSW 2001 |
| T3 | Perpetual Trustees Victoria Limited<br>(Private Client Division) | Perpetual Trustee Company Limited<br>GPO Box 4172 Sydney NSW 2001 |
| T4 | Perpetual Trustees Queensland Limited<br>(Private Client Division) | Perpetual Trustee Company Limited<br>GPO Box 4172 Sydney NSW 2001 |
| T6 | Perpetual Trustees WA Limited<br>(Private Client Division) | Perpetual Trustee Company Limited<br>GPO Box 4172 Sydney NSW 2001 |
| T7 | Perpetual Trustee Company Canberra Limited<br>(Private Client Division) | Perpetual Trustee Company Limited<br>GPO Box 4172 Sydney NSW 2001 |
| TEL | National Nominees Limited<br>ACF: Telstra Superannuation Pty Limited<br>Account Code: PITEL<br>RBC Dexia Investor Services AUST Noms Pty Limited<br>GPO Box 6430 Sydney NSW 2001 | National Australia Custodian Services<br>A/C 3093-15 TSPPAE<br>5th Floor South 271 Collins Street<br>Melbourne VIC 3000 |

Perpetual Limited
GPO BOX 4172
Sydney NSW 2001

**ANNEXURE 2**

PRESENT RELEVANT INTERESTS

Summary (Perpetual Trustees)

File

SGM (Sims Group Limited) | Portfolios

| Portfolio | Fund | Holdings |
|---|---|---|
| AMCORP | PM | 231,600 |
| ARF | PM | 987,656 |
| GSF | PM | 2,272,139 |
| ICAS | PM | 470,818 |
| NSWTC | PM | 381,031 |
| PCEF | PM | 1,129,214 |
| SMF | PM | 158,659 |
| TEL | PM | 836,381 |
| PMCBUS | PM | 618,040 |
| PMHOST | PM | 251,861 |
| PMSTA | PM | 598,164 |
| PMCGSF | PM | 365,964 |
| PMWSRF | PM | 402,198 |
| PIWGAF | PM | 857,294 |
| PIWSPF | PM | 105,243 |
| PIACT | PM | 179,529 |
| PIFIJI | PM | 71,446 |
| SSCEF | SS | 83,250 |
| PIHEST | PM | 447,521 |
| PCCEF | PC | 76,680 |
| PICATS | PM | 182,716 |
| PIEATF | PM | 1,216 |

**ANNEXURE 3**

CHANGES IN RELEVANT INTERESTS

| Account | Security | | Volume | | Value | | Price | AsAtDate |
|---|---|---|---|---|---|---|---|---|
| AMCORP | SGM | - | 1,705 | - | 30,985 | $ | 18.17 | 18/08/2006 |
| AMCORP | SGM | - | 3,848 | - | 71,938 | $ | 18.70 | 21/08/2006 |
| AMCORP | SGM | - | 708 | - | 13,164 | $ | 18.59 | 22/08/2006 |
| AMCORP | SGM | - | 10,561 | - | 198,970 | $ | 18.84 | 23/08/2006 |
| AMCORP | SGM | - | 6,337 | - | 119,681 | $ | 18.89 | 23/08/2006 |
| AMCORP | SGM | - | 5,591 | - | 116,620 | $ | 20.86 | 01/09/2006 |
| AMCORP | SGM | - | 4,672 | - | 95,642 | $ | 20.47 | 05/09/2006 |
| AMCORP | SGM | - | 2,961 | - | 61,866 | $ | 20.89 | 06/09/2006 |
| ARF | SGM | - | 7,163 | - | 130,172 | $ | 18.17 | 18/08/2006 |
| ARF | SGM | - | 16,218 | - | 303,196 | $ | 18.70 | 21/08/2006 |
| ARF | SGM | - | 8,350 | - | 155,259 | $ | 18.59 | 22/08/2006 |
| ARF | SGM | - | 24,665 | - | 465,826 | $ | 18.89 | 23/08/2006 |
| ARF | SGM | - | 41,108 | - | 774,479 | $ | 18.84 | 23/08/2006 |
| ARF | SGM | - | 10,289 | - | 214,614 | $ | 20.86 | 01/09/2006 |
| ARF | SGM | - | 20,040 | - | 410,247 | $ | 20.47 | 05/09/2006 |
| ARF | SGM | - | 12,587 | - | 262,989 | $ | 20.89 | 06/09/2006 |
| GSF | SGM | - | 14,555 | - | 264,505 | $ | 18.17 | 18/08/2006 |
| GSF | SGM | - | 33,422 | - | 624,824 | $ | 18.70 | 21/08/2006 |
| GSF | SGM | - | 28,126 | - | 522,972 | $ | 18.59 | 22/08/2006 |
| GSF | SGM | - | 115,091 | - | 2,168,326 | $ | 18.84 | 23/08/2006 |
| GSF | SGM | - | 69,053 | - | 1,304,142 | $ | 18.89 | 23/08/2006 |
| ICAS | SGM | - | 2,924 | - | 53,137 | $ | 18.17 | 18/08/2006 |
| ICAS | SGM | - | 7,441 | - | 139,110 | $ | 18.70 | 21/08/2006 |
| ICAS | SGM | - | 4,050 | - | 75,305 | $ | 18.59 | 22/08/2006 |
| ICAS | SGM | - | 19,562 | - | 368,550 | $ | 18.84 | 23/08/2006 |
| ICAS | SGM | - | 11,737 | - | 221,666 | $ | 18.89 | 23/08/2006 |
| ICAS | SGM | - | 4,844 | - | 101,039 | $ | 20.86 | 01/09/2006 |
| ICAS | SGM | - | 9,713 | - | 198,839 | $ | 20.47 | 05/09/2006 |
| ICAS | SGM | - | 5,874 | - | 122,730 | $ | 20.89 | 06/09/2006 |
| NSWTC | SGM | - | 2,762 | - | 50,193 | $ | 18.17 | 18/08/2006 |
| NSWTC | SGM | - | 6,256 | - | 116,956 | $ | 18.70 | 21/08/2006 |
| NSWTC | SGM | - | 3,189 | - | 59,296 | $ | 18.59 | 22/08/2006 |
| NSWTC | SGM | - | 9,516 | - | 179,720 | $ | 18.89 | 23/08/2006 |
| NSWTC | SGM | - | 15,860 | - | 298,804 | $ | 18.84 | 23/08/2006 |
| NSWTC | SGM | - | 3,976 | - | 82,934 | $ | 20.86 | 01/09/2006 |
| NSWTC | SGM | - | 7,737 | - | 158,387 | $ | 20.47 | 05/09/2006 |
| NSWTC | SGM | - | 4,855 | - | 101,439 | $ | 20.89 | 06/09/2006 |
| PCCEF | SGM | - | 2,170 | - | 40,349 | $ | 18.59 | 22/08/2006 |
| PCCEF | SGM | - | 608 | - | 12,682 | $ | 20.86 | 01/09/2006 |
| PCCEF | SGM | - | 75 | - | 1,523 | $ | 20.30 | 04/09/2006 |
| PCCEF | SGM | - | 450 | - | 9,212 | $ | 20.47 | 05/09/2006 |
| PCCEF | SGM | - | 1,098 | - | 22,941 | $ | 20.89 | 06/09/2006 |
| PIFIJI | SGM | - | 4,772 | - | 86,721 | $ | 18.17 | 18/08/2006 |
| PIFIJI | SGM | - | 1,240 | - | 23,182 | $ | 18.70 | 21/08/2006 |
| PIFIJI | SGM | - | 430 | - | 7,995 | $ | 18.59 | 22/08/2006 |
| PIFIJI | SGM | - | 1,710 | - | 32,295 | $ | 18.89 | 23/08/2006 |
| PIFIJI | SGM | - | 2,850 | - | 53,694 | $ | 18.84 | 23/08/2006 |
| PIFIJI | SGM | - | 1,723 | - | 35,939 | $ | 20.86 | 01/09/2006 |
| PIFIJI | SGM | - | 607 | - | 12,426 | $ | 20.47 | 05/09/2006 |
| PIFIJI | SGM | - | 1,067 | - | 22,294 | $ | 20.89 | 06/09/2006 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| PCEF | SGM | - | 18,266 | - | 340,502 | $ | 18.64 | 21/08/2006 |
| PCEF | SGM | - | 29,681 | - | 551,886 | $ | 18.59 | 22/08/2006 |
| PCEF | SGM | - | 4,047 | - | 84,415 | $ | 20.86 | 01/09/2006 |
| PCEF | SGM | - | 723 | - | 14,677 | $ | 20.30 | 04/09/2006 |
| PCEF | SGM | - | 6,801 | - | 139,226 | $ | 20.47 | 05/09/2006 |
| PCEF | SGM | - | 14,758 | - | 308,349 | $ | 20.89 | 06/09/2006 |
| PIACT | SGM | - | 5,079 | - | 94,438 | $ | 18.59 | 22/08/2006 |
| PIACT | SGM | - | 1,444 | - | 30,120 | $ | 20.86 | 01/09/2006 |
| PIACT | SGM | - | 168 | - | 3,410 | $ | 20.30 | 04/09/2006 |
| PIACT | SGM | - | 1,064 | - | 21,782 | $ | 20.47 | 05/09/2006 |
| PIACT | SGM | - | 2,574 | - | 53,780 | $ | 20.89 | 06/09/2006 |
| PIHEST | SGM | - | 12,622 | - | 234,692 | $ | 18.59 | 22/08/2006 |
| PIHEST | SGM | - | 3,590 | - | 74,882 | $ | 20.86 | 01/09/2006 |
| PIHEST | SGM | - | 414 | - | 8,404 | $ | 20.30 | 04/09/2006 |
| PIHEST | SGM | - | 2,610 | - | 53,430 | $ | 20.47 | 05/09/2006 |
| PIHEST | SGM | - | 4,712 | - | 98,451 | $ | 20.89 | 06/09/2006 |
| PIWGAF | SGM | - | 5,695 | - | 103,494 | $ | 18.17 | 18/08/2006 |
| PIWGAF | SGM | - | 13,421 | - | 250,906 | $ | 18.70 | 21/08/2006 |
| PIWGAF | SGM | - | 6,604 | - | 122,794 | $ | 18.59 | 22/08/2006 |
| PIWGAF | SGM | - | 20,403 | - | 385,333 | $ | 18.89 | 23/08/2006 |
| PIWGAF | SGM | - | 34,004 | - | 640,639 | $ | 18.84 | 23/08/2006 |
| PIWGAF | SGM | - | 4,689 | - | 97,806 | $ | 20.86 | 01/09/2006 |
| PIWGAF | SGM | | 29,456 | | 594,142 | $ | 20.17 | 04/09/2006 |
| PIWGAF | SGM | - | 17,148 | - | 351,044 | $ | 20.47 | 05/09/2006 |
| PIWGAF | SGM | - | 10,090 | - | 210,817 | $ | 20.89 | 06/09/2006 |
| PIWSPF | SGM | - | 651 | - | 11,830 | $ | 18.17 | 18/08/2006 |
| PIWSPF | SGM | - | 1,758 | - | 32,866 | $ | 18.70 | 21/08/2006 |
| PIWSPF | SGM | - | 684 | - | 12,718 | $ | 18.59 | 22/08/2006 |
| PIWSPF | SGM | - | 2,526 | - | 47,706 | $ | 18.89 | 23/08/2006 |
| PIWSPF | SGM | - | 4,210 | - | 79,317 | $ | 18.84 | 23/08/2006 |
| PIWSPF | SGM | - | 842 | - | 17,563 | $ | 20.86 | 01/09/2006 |
| PIWSPF | SGM | - | 825 | - | 16,889 | $ | 20.47 | 05/09/2006 |
| PIWSPF | SGM | - | 1,131 | - | 23,631 | $ | 20.89 | 06/09/2006 |
| PMCBUS | SGM | - | 17,411 | - | 323,738 | $ | 18.59 | 22/08/2006 |
| PMCBUS | SGM | - | 5,546 | - | 115,682 | $ | 20.86 | 01/09/2006 |
| PMCBUS | SGM | - | 530 | - | 10,759 | $ | 20.30 | 04/09/2006 |
| PMCBUS | SGM | - | 3,643 | - | 74,577 | $ | 20.47 | 05/09/2006 |
| PMCBUS | SGM | - | 8,977 | - | 187,563 | $ | 20.89 | 06/09/2006 |
| PMCGSF | SGM | - | 2,606 | - | 47,358 | $ | 18.17 | 18/08/2006 |
| PMCGSF | SGM | - | 2,137 | - | 39,735 | $ | 18.59 | 22/08/2006 |
| PMCGSF | SGM | - | 15,251 | - | 287,330 | $ | 18.84 | 23/08/2006 |
| PMCGSF | SGM | - | 9,151 | - | 172,827 | $ | 18.89 | 23/08/2006 |
| PMCGSF | SGM | - | 3,855 | - | 80,410 | $ | 20.86 | 01/09/2006 |
| PMCGSF | SGM | - | 7,358 | - | 150,629 | $ | 20.47 | 05/09/2006 |
| PMCGSF | SGM | - | 4,669 | - | 97,553 | $ | 20.89 | 06/09/2006 |
| PMHOST | SGM | - | 7,131 | - | 132,593 | $ | 18.59 | 22/08/2006 |
| PMHOST | SGM | - | 2,029 | - | 42,322 | $ | 20.86 | 01/09/2006 |
| PMHOST | SGM | - | 236 | - | 4,791 | $ | 20.30 | 04/09/2006 |
| PMHOST | SGM | - | 1,475 | - | 30,195 | $ | 20.47 | 05/09/2006 |
| PMHOST | SGM | - | 3,612 | - | 75,468 | $ | 20.89 | 06/09/2006 |
| ICSC | SGM | - | 11,161 | - | 202,827 | $ | 18.17 | 18/08/2006 |
| ICSC | SGM | - | 11,194 | - | 208,942 | $ | 18.67 | 21/08/2006 |
| ICSC | SGM | - | 11,274 | - | 209,628 | $ | 18.59 | 22/08/2006 |
| ICSC | SGM | - | 11,186 | - | 218,706 | $ | 19.55 | 29/08/2006 |
| ICSC | SGM | - | 11,254 | - | 218,706 | $ | 19.43 | 30/08/2006 |
| ICSC | SGM | - | 3,366 | - | 70,265 | $ | 20.87 | 01/09/2006 |

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| ICSC | SGM | - | 2,244 | - | 46,754 | $ | 20.84 | 01/09/2006 |
| ICSC | SGM | - | 11,253 | - | 230,365 | $ | 20.47 | 05/09/2006 |
| ICSC | SGM | - | 5,661 | - | 118,279 | $ | 20.89 | 06/09/2006 |
| ICSC | SGM | - | 49,375 | - | 1,030,397 | $ | 20.87 | 07/09/2006 |
| PMSTA | SGM | - | 12,372 | - | 230,044 | $ | 18.59 | 22/08/2006 |
| PMSTA | SGM | - | 10,771 | - | 224,668 | $ | 20.86 | 01/09/2006 |
| PMSTA | SGM | - | 2,480 | - | 50,769 | $ | 20.47 | 05/09/2006 |
| PMSTA | SGM | - | 6,964 | - | 145,504 | $ | 20.89 | 06/09/2006 |
| PMWSCM | SGM | - | 8,839 | - | 160,629 | $ | 18.17 | 18/08/2006 |
| PMWSCM | SGM | - | 8,806 | - | 164,368 | $ | 18.67 | 21/08/2006 |
| PMWSCM | SGM | - | 8,726 | - | 162,250 | $ | 18.59 | 22/08/2006 |
| PMWSCM | SGM | - | 8,814 | - | 172,330 | $ | 19.55 | 29/08/2006 |
| PMWSCM | SGM | - | 8,746 | - | 169,966 | $ | 19.43 | 30/08/2006 |
| PMWSCM | SGM | - | 2,634 | - | 54,984 | $ | 20.87 | 01/09/2006 |
| PMWSCM | SGM | - | 1,756 | - | 36,586 | $ | 20.84 | 01/09/2006 |
| PMWSCM | SGM | - | 8,747 | - | 179,063 | $ | 20.47 | 05/09/2006 |
| PMWSCM | SGM | - | 4,339 | - | 90,658 | $ | 20.89 | 06/09/2006 |
| PMWSCM | SGM | - | 38,255 | - | 798,336 | $ | 20.87 | 07/09/2006 |
| PMWSRF | SGM | - | 167 | - | 3,105 | $ | 18.59 | 22/08/2006 |
| PMWSRF | SGM | - | 7,642 | - | 159,670 | $ | 20.89 | 06/09/2006 |
| SMF | SGM | - | 1,158 | - | 21,044 | $ | 18.17 | 18/08/2006 |
| SMF | SGM | - | 2,617 | - | 48,925 | $ | 18.70 | 21/08/2006 |
| SMF | SGM | - | 1,346 | - | 25,027 | $ | 18.59 | 22/08/2006 |
| SMF | SGM | - | 6,632 | - | 124,948 | $ | 18.84 | 23/08/2006 |
| SMF | SGM | - | 3,979 | - | 75,148 | $ | 18.89 | 23/08/2006 |
| SMF | SGM | - | 2,346 | - | 48,934 | $ | 20.86 | 01/09/2006 |
| SMF | SGM | - | 3,218 | - | 65,877 | $ | 20.47 | 05/09/2006 |
| SMF | SGM | - | 2,023 | - | 42,268 | $ | 20.89 | 06/09/2006 |
| TEL | SGM | - | 6,009 | - | 109,200 | $ | 18.17 | 18/08/2006 |
| TEL | SGM | - | 13,734 | - | 256,757 | $ | 18.70 | 21/08/2006 |
| TEL | SGM | - | 7,073 | - | 131,515 | $ | 18.59 | 22/08/2006 |
| TEL | SGM | - | 34,818 | - | 655,975 | $ | 18.84 | 23/08/2006 |
| TEL | SGM | - | 20,891 | - | 394,550 | $ | 18.89 | 23/08/2006 |
| TEL | SGM | - | 17,117 | - | 357,037 | $ | 20.86 | 01/09/2006 |
| TEL | SGM | - | 8,592 | - | 175,890 | $ | 20.47 | 05/09/2006 |
| TEL | SGM | - | 10,651 | - | 222,539 | $ | 20.89 | 06/09/2006 |
| SSCEF | SGM | - | 2,356 | - | 43,807 | $ | 18.59 | 22/08/2006 |
| SSCEF | SGM | - | 671 | - | 13,996 | $ | 20.86 | 01/09/2006 |
| SSCEF | SGM | - | 80 | - | 1,624 | $ | 20.30 | 04/09/2006 |
| SSCEF | SGM | - | 488 | - | 9,990 | $ | 20.47 | 05/09/2006 |
| SSCEF | SGM | - | 1,194 | - | 24,947 | $ | 20.89 | 06/09/2006 |
| PICATS | SGM | - | 4,308 | - | 80,103 | $ | 18.59 | 22/08/2006 |
| PICATS | SGM | - | 1,061 | - | 22,131 | $ | 20.86 | 01/09/2006 |
| PICATS | SGM | - | 245 | - | 4,974 | $ | 20.30 | 04/09/2006 |
| PICATS | SGM | - | 1,074 | - | 21,986 | $ | 20.47 | 05/09/2006 |
| PICATS | SGM | - | 2,540 | - | 53,070 | $ | 20.89 | 06/09/2006 |
| PIEATF | SGM | - | 45 | - | 841 | $ | 18.70 | 21/08/2006 |
| PIEATF | SGM | - | 6 | - | 112 | $ | 18.59 | 22/08/2006 |
| PIEATF | SGM | - | 53 | - | 999 | $ | 18.84 | 23/08/2006 |
| PIEATF | SGM | - | 32 | - | 604 | $ | 18.89 | 23/08/2006 |
| PIEATF | SGM | - | 11 | - | 229 | $ | 20.86 | 01/09/2006 |
| PIEATF | SGM | - | 29 | - | 589 | $ | 20.30 | 04/09/2006 |
| PIEATF | SGM | - | 5 | - | 102 | $ | 20.47 | 05/09/2006 |
| PIEATF | SGM | - | 21 | - | 439 | $ | 20.89 | 06/09/2006 |